Registration No. 33-_____
========================================================================

                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C.  20549

                                           FORM N-14

                               REGISTRATION STATEMENT UNDER THE
                                    SECURITIES ACT OF 1933

  [  ] Pre-Effective Amendment No. __  [  ]  Post-Effective Amendment No.__

                               (Check appropriate box or boxes)

                                 DREYFUS LIFETIME PORTFOLIOS, INC.


                      (Exact Name of Registrant as Specified in Charter)

                                       (212) 922-6000


                               (Area Code and Telephone Number)


                                  c/o The Dreyfus Corporation
                           200 Park Avenue, New York, New York  10166


                       (Address of Principal Executive Offices:  Number,
                                Street, City, State, Zip Code)

                            (Name and Address of Agent for Service)

                                     Mark N. Jacobs, Esq.
                                  c/o The Dreyfus Corporation
                                        200 Park Avenue
                                   New York, New York  10166

copy to:

Lewis G. Cole, Esq.
Stroock & Stroock & Lavan
7 Hanover Square
New York, New York  10004-2696

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement is declared effective.

It is proposed that this Registration Statement become effective on March 27, 1996 pursuant to Rule 488.

                                     _____________________

        Registrant has previously filed a declaration of indefinite registration of its shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal year ended September 30, 1995 was filed on November 29, 1995.

                               DREYFUS LIFETIME PORTFOLIOS, INC.

                                     Cross Reference Sheet
                   Pursuant to Rule 481(a) Under the Securities Act of 1933

                                            Proxy Statement/
Form N-14 Item No.                          Prospectus Caption

Part A

     Item 1.   Beginning of Registration         Cover Page
               Statement and Outside Front
               Cover Page of Prospectus

     Item 2.   Beginning and Outside Back        Cover Page
               Cover Page of Prospectus

     Item 3.   Synopsis Information and Risk     Summary
               Factors

     Item 4.   Information About the             Letter to Shareholders;
               Transaction                  Proposal No. 1; Comparison of
                                                 the Series and Portfolios

     Item 5.   Information About the             Letter to Shareholders;
               Registrant                   Comparison of the Series and
                                                 Portfolios

     Item 6.   Information About the Company     Letter to Shareholders;
               Being Acquired               Comparison of the Series and
                                                  Portfolios

     Item 7.   Voting Information                Letter to Shareholders;
                                                 Voting Information

     Item 8.   Interest of Certain Persons       Not Applicable
               and Experts

     Item 9.   Additional Information            Not Applicable
               Required for Reoffering by
               Persons Deemed to be Under-
               writers

                                            Statement of Additional
Part B                                      Information Caption
------                                      -----------------------
     Item 10.  Cover Page                        Cover Page

     Item 11.  Table of Contents                 Not Applicable

     Item 12.  Additional Information about      Statement of Additional
               the Registrant                    Information of Dreyfus
                                                 LifeTime
                                                 Portfolios, Inc. dated
                                                 January 15, 1996<F1>

     Item 13.  Additional Information about      Statement of Additional
               the Company being Acquired     Information of Dreyfus Asset
                                                 Allocation Fund, Inc. dated
                                                 September 1, 1995<F2>

     Item 14.  Financial Statements              Statement of Additional
                                                 Information of Dreyfus

                                           LifeTime
                                                 Portfolios, Inc. dated
                                                 January 15, 1996<F1>;
                                                 Statement of Additional
                                               Information of Dreyfus Asset
                                                 Allocation Fund, Inc. dated
                                              September 1, 1995<F2>and Pro
                                                 Forma Financial Statements

Part C
------
Item 15.       Indemnification

Item 16.       Exhibits

Item 17.       Undertakings

----------------
[FN]1 Incorporated herein by reference to the Registration Statement of the Registrant on Form N-1A dated January 15, 1996 (File No. 33-66088).

[FN]2 Incorporated herein by reference to the Registration Statement of Dreyfus Asset Allocation Fund, Inc. on Form N-1A dated September 1, 1995 (File No. 33-62626).

Preliminary Copy



                              DREYFUS ASSET ALLOCATION FUND, INC.
                                  c/o The Dreyfus Corporation
                                        200 Park Avenue
                                   New York, New York  10166


Dear Shareholder:

       As a shareholder of the Growth Series (the "Growth Series") or the Income Series (the "Income Series" and, together with the Growth Series, the "Series") of Dreyfus Asset Allocation Fund, Inc. ("DAAF"), you are entitled to vote on the proposal described below and in the enclosed materials.
       Because each Series has been unable to attract sufficient assets under management to operate efficiently as a separate series of DAAF without significant expense subsidization, management of DAAF has determined that certain operational efficiencies might be achievable if each of the Growth Series and the Income Series were to exchange its assets (subject to liabilities) for shares of funds in the Dreyfus Family that have the same investment objective(s) and substantially similar policies; namely, the Growth Portfolio (the "Growth Portfolio") and the Income Portfolio (the "Income Portfolio" and, together with the Growth Portfolio, the "Portfolios"), respectively, of Dreyfus LifeTime Portfolios, Inc. ("DLPI").

        The proposal provides that each Series exchange (the
"Exchange") all of its assets, subject to liabilities, for Investor Class shares (the "Portfolio Shares") of the corresponding Portfolio, namely the Growth Portfolio, with respect to the Growth Series, and the Income Portfolio, with respect to the Income Series. Promptly thereafter, each Series will distribute pro rata the Portfolio Shares received in the Exchange to its shareholders in complete liquidation of the Series. Thus, each shareholder will receive for his or her Series shares a number of Portfolio Shares equal to the value of such Series shares as of the date of the Exchange. The Exchange will not result in the imposition of Federal income tax on you.
       The investment objective of each of the Series is the same as that of its corresponding Portfolio. The Series and the Portfolios differ in certain respects which are described in the enclosed Combined Proxy Statement/Prospectus.
        Further information about the transaction is contained in the enclosed materials, which you should review carefully. You are entitled to vote on the proposed transaction with respect to each Series in which you are a Shareholder.
        Please take the time to consider the enclosed materials and then vote by completing, dating and signing the enclosed proxy card(s). A self-addressed, postage-paid envelope has been enclosed for your convenience.
        An affiliate of The Dreyfus Corporation, each Series' and Portfolio's investment adviser, owns over 50% of each Series' outstanding shares and intends to vote in favor of the proposed transactions.
        DAAF'S BOARD MEMBERS RECOMMEND THAT EACH SERIES'
SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED TRANSACTION WITH RESPECT TO THEIR SERIES.
        If you have any questions after considering the enclosed materials, please feel free to call 1-800-645-6561 between the hours of 9:00 a.m. and 5:30 p.m. (New York time), Monday through Friday.

                                             Sincerely,


                                            Marie E. Connolly,
                                             President
March __, 1996

Preliminary Copy

                              DREYFUS ASSET ALLOCATION FUND, INC.
                                        (GROWTH SERIES)
                                       (INCOME SERIES)



                           NOTICE OF SPECIAL MEETING OF SHAREHOLDERS




To the Shareholders:
                    A Special Meeting of Shareholders of each of the Growth Series (the "Growth Series") and the Income Series (the "Income Series" and, together with the Growth Series, the "Series") of Dreyfus Asset Allocation Fund, Inc. ("DAAF") will be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, on Friday, April 26, 1996 at 10:00 a.m. for the following purposes:
                    1. To consider an Agreement and Plan of Reorganization (each, a "Plan" and, collectively, the "Plans") for each Series providing for the transfer of all or substantially all of its assets, subject to liabilities, to the corresponding portfolio, namely the Growth Portfolio, with respect to the Growth Series, and the Income Portfolio, with respect to the Income Series (each, a "Portfolio" and, collectively, the "Portfolios"), of Dreyfus LifeTime Portfolios, Inc. ("DLPI"), in exchange (the "Exchange") for the Portfolio's Investor Class shares and the assumption by the Portfolio of stated liabilities. Portfolio shares received in the Exchange will be distributed by each Series to its shareholders in liquidation of the Series, after which the Series will be terminated as a series of DAAF and its shares cancelled; and
                    2. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof. Shareholders of record at the close of business on March 26, 1996, will be entitled to receive notice of and to vote at the meeting.

                               By Order of the Board of Directors


                                        John E. Pelletier,
                                         Secretary
New York, New York
March __, 1996



                       WE NEED YOUR PROXY VOTE IMMEDIATELY

             A SHAREHOLDER MAY THINK HIS VOTE IS NOT IMPORTANT, BUT IT IS VITAL. BY LAW, THE MEETING OF SHAREHOLDERS OF A SERIES WILL HAVE TO BE ADJOURNED WITHOUT CONDUCTING ANY BUSINESS IF LESS THAN A QUORUM OF ITS SHARES ELIGIBLE TO VOTE IS REPRESENTED. IN THAT EVENT, SUCH SERIES, AT ITS SHAREHOLDERS' EXPENSE, WOULD CONTINUE TO SOLICIT VOTES IN AN ATTEMPT TO ACHIEVE A QUORUM. CLEARLY, YOUR VOTE COULD BE CRITICAL TO ENABLE YOUR SERIES TO HOLD THE MEETING AS SCHEDULED, SO PLEASE RETURN YOUR PROXY CARD IMMEDIATELY. YOU AND ALL OTHER SHAREHOLDERS WILL BENEFIT FROM YOUR COOPERATION.

Preliminary Copy

   March __, 1996


DREYFUS ASSET ALLOCATION FUND, INC.
(GROWTH SERIES)
(INCOME SERIES)

                              COMBINED PROXY STATEMENT/PROSPECTUS

                                Special Meeting of Shareholders
                                 to be held on April 26, 1996


                    This Combined Proxy Statement/Prospectus is furnished in connection with a solicitation of proxies by the Board of Dreyfus Asset Allocation Fund, Inc. ("DAAF"), on behalf of its Growth Series (the "Growth Series") and Income Series (the "Income Series" and, together with the Growth Series, the "Series"), to be used at the Special Meeting of Shareholders (the "Meeting") of the Series to be held on Friday, April 26, 1996 at 10:00 a.m., at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. Shareholders of record at the close of business on March 26, 1996 (each, a "Shareholder" and, collectively, the "Shareholders") are entitled to receive notice of and to vote at the Meeting. Shareholders are entitled to one vote for each share of common stock of a Series, par value $.001 per share ("Series Share"), held and fractional votes for each fractional Series Share held. Series Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If the enclosed form of proxy is executed and returned, it nevertheless may be revoked by giving another proxy or by letter or telegram directed to the relevant Series, which must indicate the Shareholder's name and account number. To be effective, such revocation must be received before the Meeting. Authorizations to execute proxies may be obtained by telephonic or electronically transmitted instructions. In addition, any Shareholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of February 2, 1996, the following numbers of Series Shares were issued and outstanding:

Name of Series            Shares Outstanding

Growth Series               142,940.572
Income Series               156,728.215


          Proxy materials will be mailed to shareholders of record on or about March 30, 1996. DAAF's principal executive offices are located at 200 Park Avenue, New York, New York 10166.
          This Combined Proxy Statement/Prospectus is being used in order to reduce the preparation, printing, handling and postage expenses that would result from the use of a separate proxy statement/prospectus for each Series. Shareholders of each Series will vote separately on the Proposal. Thus, if the Proposal is approved by one Series, and disapproved by the other Series, the Proposal will be implemented only for the Series that approved the Proposal. Therefore, it is essential that Shareholders who own Series Shares in both Series complete, date, sign and return each proxy card they receive.
          It is proposed that each of the Growth Series and the Income Series transfer all or substantially all of its respective assets, subject to liabilities, to the Growth Portfolio (the "Growth Portfolio") and the Income Portfolio (the "Income Portfolio" and, together with the Growth Portfolio, the "Portfolios"), respectively, of Dreyfus LifeTime Portfolios, Inc. ("DLPI") in exchange (the "Exchange") for Investor Class shares of the corresponding Portfolio ("Portfolio Shares"), all as more fully described herein. Upon consummation of the Exchange, Portfolio Shares received by a Series will be distributed to its Shareholders, with each Shareholder receiving a pro rata distribution of Portfolio Shares (or fractions thereof) for Series Shares held prior to the Exchange. Thus, it is contemplated that each Shareholder will receive for the Shareholder's Series Shares a number of Portfolio Shares (or fractions thereof) equal in value to the aggregate net asset value of such Series Shares as of the date of the Exchange.
          DLPI is an open-end, management investment company comprised of three diversified portfolios. Each Portfolio and its corresponding Series has the same investment adviser, distributor and investment objective, substantially similar management policies, and differs substantively only to the extent set forth herein. Mellon Equity Associates ("Mellon Equity") serves as each Portfolio's sub-investment adviser as described herein. The Portfolios and Series have different Portfolio managers who are described herein.
          This Combined Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the Portfolios that Shareholders should know before voting on the Proposal or investing in the Portfolios. DLPI's prospectus dated January 15, 1996 (the "DLPI Prospectus"), DLPI's Annual Report for the fiscal year ended September 30, 1995 and DAAF's prospectus dated September 1, 1995 (the "DAAF Prospectus"), each accompany this Combined Proxy Statement/Prospectus and are incorporated herein by reference.
          Additional information, contained in a Statement of Additional Information dated March __, 1996 forming a part of DLPI's Registration Statement on Form N-14 (File No. 33-________), has been filed with the Securities and Exchange Commission and is available without charge by calling 1-800-645-6561 or writing to DLPI at its principal executive offices located at 200 Park Avenue, New York, New York 10166. The Statement of Additional Information is incorporated herein by reference in its entirety.

________________________________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
________________________________________________________________

MUTUAL FUND SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR BY ANY OTHER AGENCY. ALL MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


                                       TABLE OF CONTENTS
                                                                    Page

Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Reasons for the Exchange . . . . . . . . . . . . . . . . . . . . .
Information about the Exchange . . . . . . . . . . . . . . . . . .
Additional Information about the Portfolios and Series . . . . . .
Voting Information . . . . . . . . . . . . . . . . . . . . . . . .
Financial Statements and Experts . . . . . . . . . . . . . . . . .
Other Matters. . . . . . . . . . . . . . . . . . . . . . . . . . .
Notice to Banks, Broker/Dealers and
  Voting Trustees and Their Nominees . . . . . . . . . . . . . . .

             APPROVAL OF AN AGREEMENT AND PLAN OF REORGANIZATION
             PROVIDING FOR THE TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF EACH SERIES TO THE CORRESPONDING
             PORTFOLIO OF DREYFUS LIFETIME PORTFOLIOS, INC.

                                 SUMMARY

             This Summary is qualified by reference to the more complete information contained elsewhere in this Combined Proxy Statement/Prospectus, the DLPI Prospectus, the DAAF Prospectus and the form of Agreement and Plan of Reorganization attached to this Combined Proxy Statement/Prospectus as Exhibit A.
          Proposed Transaction. DAAF's Board, including the Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")), has unanimously approved an Agreement and Plan of Reorganization (each a "Plan" and, collectively, the "Plans"), with respect to each Series. The Plans are identical except for the name of the parties. Each Plan provides that, subject to the requisite approval of its Shareholders, on the date of the Exchange each Series shall assign, transfer and convey to the corresponding Portfolio, namely the Growth Portfolio, with respect to the Growth Series, and the Income Portfolio, with respect to the Income Series, all of the assets (subject to liabilities) of the Series, including all securities and cash, in exchange for Portfolio Shares having an aggregate net asset value equal to the value of the net assets of the Series' acquired. Each Series will distribute all Portfolio Shares received by it among its Shareholders so that each Shareholder will receive a pro rata distribution of Portfolio Shares (or fractions thereof), having an aggregate net asset value equal to the aggregate net asset value of the Shareholder's Series Shares as of the date of the Exchange. Thereafter, the Series will be terminated as a series of DAAF and its shares cancelled.
         As a result of the Exchange, each Shareholder will cease to be a shareholder of the relevant Series and will become a shareholder of the corresponding Portfolio as of the close of business on the closing date of the Exchange.
         DAAF's Board has concluded unanimously that the Exchange would be in the best interests of Shareholders of each Series and the interests of existing Shareholders of each Series would not be diluted as a result of the transactions contemplated thereby. See "Reasons for the Exchange."
         Tax Consequences. As a condition to the closing of the Exchange, DAAF and DLPI will receive an opinion of counsel to the effect that, for Federal income tax purposes, (a) no gain or loss will be recognized by Series Shareholders for Federal income tax purposes as a result of the Exchange, (b) the holding period and aggregate tax basis of Portfolio Shares received by a Series Shareholder will be the same as the holding period and aggregate tax basis of the Shareholder's Series Shares, and (c) the holding period and tax basis of the Series' assets transferred to the Portfolio as a result of the Exchange will be the same as the holding period and tax basis of such assets held by the Series immediately prior to the Exchange. See "Information about the Exchange--Federal Income Tax Consequences."
         Comparison of the Series and Portfolios. The following discussion is a summary of certain parts of the DAAF Prospectus and the DLPI Prospectus. Information contained herein is qualified by the more complete information set forth in the DAAF Prospectus and the DLPI Prospectus, which are incorporated herein by reference.
         General. Each Series and Portfolio is an open-end, management investment company advised by The Dreyfus Corporation ("Dreyfus"). Mellon Equity, an affiliate of Dreyfus, serves as each Portfolio's sub-investment adviser. The investment objective of the Growth Portfolio--capital appreciation--is identical to that of the Growth Series, and the investment objectives of the Income Portfolio--to maximize current income with a secondary objective of capital appreciation--are identical to that of the Income Series.
         The management policies of each Series and its corresponding Portfolio are substantially similar. Each Series and Portfolio seeks to achieve its investment objective by following an asset allocation strategy that contemplates shifts among common stocks, fixed-income securities and, except with respect to the Growth Portfolio, short-term money market instruments. With respect to each of the Growth Series, the Income Series and the Growth Portfolio, a target allocation percentage is set for each permitted asset class and then adjusted within defined ranges based upon Dreyfus' (in the case of the Growth Series and the Income Series) or Mellon Equity's (in the case of the Growth Portfolio) assessment of the risk/return characteristics of the particular class. With respect to the Income Portfolio, Mellon Equity sets a target allocation percentage for the Portfolio's investments, but does not actively manage the Portfolio's assets.
         The Growth Series may invest between 65% and 95% of its assets (with a target allocation of 80%) in those common stocks included in the Wilshire 5000 Index, which is composed of all publicly-traded common stocks in the United States, and between 5% and 35% of its assets (with a target allocation of 20%) in U.S. Treasury Notes and Bonds and short-term money market instruments. The Growth Portfolio may invest between 65% and 100% of its assets (with a target allocation of 80%) in common stocks, and up to 35% of its assets (with a target allocation of 20%) in fixed-income securities. The Growth Portfolio, except for temporary defensive purposes, may not invest in short-term money market instruments. The Growth Portfolio's equity investments are further divided into 80% large capitalization stocks (typically with market capitalizations of greater than $1.4 billion) and 20% small capitalization stocks (typically with market capitalizations of less than $1.4 billion). In addition, the Growth Portfolio may invest up to 25% of its assets in foreign securities. The Growth Series may not invest in foreign securities except to the extent the common stocks of some foreign issuers are included in the Wilshire 5000 Index.
         The Income Series may invest between 25% and 45% of its assets (with a target allocation of 35%) in common stocks included in the Standard & Poor's 500 Stock Index (the "S&P 500 Index"), which is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange, between 45% and 70% of its assets (with a target allocation of 55%) in U.S. Treasury Notes and Bonds, and up to 15% of its assets (with a target allocation of 10%) in short-term money market instruments. The Income Portfolio may invest in domestic large capitalization common stocks (with a target allocation of 25%), domestic fixed-income securities (with a target allocation of 75%), and short-term money market instruments up to 10% of its assets. The Income Portfolio may invest in foreign securities. The Income Series may not invest in foreign securities except to the extent the common stocks of some foreign issuers are included in the S&P 500 Index.
         Each Portfolio and Series may engage in various investment and hedging techniques, such as leveraging, options and futures transactions and lending portfolios securities. In addition, each Series may engage--and Portfolios may not engage--in short-selling. Each Portfolio may engage--and the Series may not engage--in foreign currency transactions. In all other material respects, the management policies of each Series and its corresponding Portfolio are substantially the same. For a more complete discussion of each Series' and Portfolio's management policies, see "Description of the Fund" in the DAAF Prospectus and the DLPI Prospectus.
         Both DAAF and DLPI are corporations organized under the laws of the State of Maryland and have substantially identical charter documents.
         Fundamental Policies. Each Portfolio is a diversified investment company that may not invest more than 5% of the value of its total assets in the obligations of a single issuer, except that up to 25% of the value of the Portfolio's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to any such limitation. Each Series is a non-diversified investment company, meaning that the proportion of each Series' assets that may be invested in the securities of a single issuer is not limited by the 1940 Act.
         In all other respects, the fundamental policies and investment restrictions of each Series and Portfolio are identical.
         Fees and Expenses. The following information concerning fees and expenses is derived from information set forth under the caption "Annual Fund Operating Expenses" in each of the DLPI Prospectus and the DAAF Prospectus.

ANNUAL FUND
OPERATING EXPENSES
(as a percentage
of average daily
net assets):
                                                      Pro Forma
                                                        After
                                                      Exchange
                            DLPI                        DLPI
                          INVESTOR                    Investor
                            CLASS         DAAF          Class
                           GROWTH        Growth        Growth
                          PORTFOLIO      Series       Portfolio

 Management Fees
  (after fee waiver)      .33%            .00%           .33%
 12b-1 Fees               NONE            None           None
 Other Expenses           .67%           1.25%           .67%
 Total Fund
  Operating Expenses
  (after expense
  reimbursement)         1.00%           1.25%          1.00%

                                                      Pro Forma
                                                        After
                                                      Exchange
                            DLPI                        DLPI
                          INVESTOR                    Investor
                            CLASS         DAAF          Class
                           INCOME        Income        Income
                          PORTFOLIO      Series       Portfolio
 Management Fees
  (after fee waiver)      .27%            .00%           .27%
 12b-1 Fees               NONE            None           None
 Other Expenses
  (after expense
  reimbursement)          .58%           1.25%           .58%
 Total Fund
   Operating Expenses
   (after expense
    reimbursement)        .85%           1.25%           .85%

Example

An investor would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period:

                                               Pro Forma
                                                 After
                                               Exchange
                DLPI                             DLPI
              Investor                         Investor
               Class            DAAF             Class
               Growth          Growth           Growth
             PORTFOLIO         Series          Portfolio

 1 Year         $ 10            $ 13             $ 10
 3 Years        $ 32            $ 40             $ 32
 5 Years        $ 55            $ 69             $ 55
 10 Years       $122            $151             $122

                                               Pro Forma
                                                 After
                                               Exchange
                DLPI                             DLPI
              INVESTOR                         Investor
               CLASS            DAAF             Class
               INCOME          Income           Income
             PORTFOLIO         Series          Portfolio

 1 Year         $  9            $ 13             $  9
 3 Years        $ 27            $ 40             $ 27
 5 Years        $ 47            $ 69             $ 47
 10 Years       $105            $151             $105



          Annual Fund Operating Expenses noted above have been restated to reflect undertakings by Dreyfus with respect to the Investor Class of the Growth Portfolio and Income Portfolio to limit the aggregate expenses of each Portfolio (exclusive of the Shareholder Services Plan fee, taxes, brokerage, interest on borrowings and extraordinary expenses) to an annual rate of .75% and .60%, respectively, until the net assets of the applicable Portfolio exceed $500,000,000 (irrespective of whether the net assets remain at that level) or September 30, 1996, whichever occurs sooner. The expenses noted above, without reimbursement, with respect to the Investor Class of the Growth Portfolio would have been: Management Fees - .75% and Total Fund Operating Expenses - 1.42%; and the amount of expenses that an investor would pay, assuming redemption after one, three, five and ten years, would be $14, $45, $78 and $170, respectively. The expenses noted above, without reimbursement, with respect to the Investor Class of the Income Portfolio would have been: Management Fees - .60% and Total Fund Operating Expenses - 1.18%; and the amount of expenses that an investor would pay, assuming redemption after one, three, five and ten years, would be $12, $37, $65 and $143, respectively. Annual
Fund Operating Expenses noted above have been restated to reflect undertakings by Dreyfus with respect to the Growth Series and Income Series to limit the aggregate expenses of each Series (exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses) to an annual rate of 1.25% until June 30, 1996. The expenses noted above, without reimbursement, with respect to each of the Growth Series and Income Series would have been: Management Fees - .75%, Other Expenses - 1.75% and Total Fund Operating Expenses - 2.50% (Total Fund Operating Expenses are limited to the expense limitation provisions of the Management Agreement); and the amount of expenses that an investor would pay, assuming redemption after one, three, five and ten years, would be $25, $78, $133 and $284, respectively.

          Assuming the approval of the Exchange, Dreyfus, based on internally-developed estimates dated as of December 31, 1995, believes that the Investor Class of the Growth Portfolio and Income Portfolio initially will have annual Total Fund Operating
Expenses (after fee waivers and expense reimbursement arrangements) of approximately 1.00% and .85%, respectively, of average net assets.

          Shareholder Services Plan. Portfolio Shares are subject to a Shareholder Services Plan which is identical to that adopted by DAAF for each Series' shares. See "Shareholder Services Plan" in the relevant Prospectus for a complete discussion of the

Shareholder Services Plan.

          Investment Adviser and Sub-Investment Adviser. Dreyfus serves as each Series' and Portfolio's investment adviser.
Dreyfus has engaged Mellon Equity to serve as each Portfolio's sub-investment adviser.  Mellon Equity, a registered investment adviser formed in 1987, is an indirect wholly-owned subsidiary of Mellon
Bank Corporation and, thus, an affiliate of Dreyfus.  As of
September 30, 1995, Mellon Equity managed approximately $7.6 billion in assets and serves as the investment adviser for 13 other investment companies.  Mellon Equity, subject to the supervision and approval of Dreyfus, provides investment advisory assistance and the day-to-day management of each Portfolio's investments, as well as investment research and statistical information, under a
Sub-Investment Advisory Agreement (the "Sub-Advisory Agreement") with
Dreyfus.   In providing its services, Mellon Equity may use
the services of one or more of its affiliates. Under the Sub-Advisory Agreement, Dreyfus pays Mellon Equity an annual fee at the following rate: .35% of each Portfolio's average daily net assets up to $600 million in DLPI assets; .25% of the Portfolio's average daily net assets when DLPI's assets are between $600 million and $1.2 billion; .20% of the Portfolio's average daily net assets when DLPI's assets are between $1.2 billion and $1.8 billion; and
 .15% of the Portfolio's average daily net assets when DLPI's assets are over $1.8 billion.

          Each Portfolio's primary portfolio manager is Steven A. Falci. He has held that position since the inception of DLPI and has been employed by Mellon Equity since April 1994. For more than five years prior thereto, he was a managing director for pension investments at NYNEX corporation. Each Series' primary portfolio manager is Ernest G. Wiggins, Jr. He has held that position since May 1994 and has been employed by Dreyfus since December 1993. From 1992 to December 1993, Mr. Wiggins was President of Gabelli International and, prior thereto, he held various positions with Fidelity Management and Research Company.

          Capitalization. Each Portfolio has classified its shares into two classes--Investor Class, which are referred to herein as Portfolio Shares, and Class R. Each Series' shares are of one class.
The following table sets forth as of February 2, 1996 (1) the capitalization of each Series, (2) the capitalization of each Portfolio's Investor Class, and (3) the pro forma capitalization of each Portfolio's Investor Class, as adjusted showing the effect of the Exchange had it occurred on such date.

                                                                 Pro Forma
                                                                   After
                                 DLPI                             Exchange
                               Investor                             DLPI
                                Class               DAAF       Investor Class
                                Growth            Growth          Growth
                              Portfolio            Series        Portfolio
 Total net assets  . .     $13,126,634.77      $2,182,702.53    $15,309,337.30
 Net asset value
   per share . . . . .     $        15.09             $15.27            $15.09

 Shares outstanding  .        869,889.647        142,940.572      1,014,535.275



                                                                Pro Forma
                                                                  After
                               DLPI                             Exchange
                             Investor                             DLPI
                               Class             DAAF        Investor Class
                              Income           Income            Income
                             Portfolio          Series          Portfolio

 Total net assets  . .     $8,541,622.54   $2,123,667.31    $10,665,289.85

 Net asset value
   per share . . . . .     $13.12          $13.55           $13.12
 Shares outstanding  .   651,038.303       156,728.215      812,903.190

          Purchase Procedures. The purchase procedures of the Series and Portfolios (with respect to Investor Class shares) are identical. See "How to Buy Fund Shares" in the relevant Prospectus for a complete discussion of purchase procedures.
          Redemption Procedures. The redemption procedures of the Series and Portfolios (with respect to Investor Class shares) are identical. See "How to Redeem Fund Shares" in the relevant Prospectus for a complete discussion of redemption procedures.
          Distributions. The dividend and distributions policies of the Growth Series and the Growth Portfolio are identical. The Income Series declares and pays dividends quarterly, while the Income Portfolio declares and pays dividends annually. See "Dividends, Distributions and Taxes" in the relevant Prospectus for a complete discussion of such policies.
          Shareholder Services. The shareholder services offered by the Series and Portfolios (with respect to Investor Class shares) are identical. See "Shareholder Services" in the relevant Prospectus for a complete description of shareholder services.
          Risk Factors. The investment risks of each Series and corresponding Portfolio are substantially similar, except as described below.
          The Growth Portfolio may invest in foreign securities.

Neither Series may invest in foreign securities except to the extent the common stocks of some foreign issuers are included in the S&P 500 Index and the Wilshire 5000 Index.
          Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. The issuers of some of these securities, such as foreign bank obligations, may be subject to less stringent or different regulations than are U.S. issuers. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.
          The Growth Portfolio also may engage in currency exchange transactions and may purchase and sell currency futures contracts and options thereon. Neither Series may engage in currency exchange transactions or may purchase and sell currency futures contracts and options thereon. Currency exchange rates may fluctuate significantly over short periods of time, and can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad. The foreign currency market offers less protection against defaults in the forward trading of currencies than is available when trading in currencies occurs on an exchange.
See "Description of the Fund--Investment Considerations and Risks" in the DLPI Prospectus for a more complete description of these investment risks.
          Each Series may engage in short-selling, where the Series sells a security it does not own in anticipation of a decline in the market value of that security. Neither Portfolio may engage in short-selling. To complete a short-sale transaction, the Series must borrow the security to make delivery to the buyer. The Series then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Series.
          Each Series and Portfolio is permitted to borrow for investment purposes up to 33-1/3% of the value of its total assets. This borrowing, known as leveraging, generally will be unsecured. Leveraging exaggerates the effect on net asset value of any increase or decrease in the market value of the fund's investment securities. Each Portfolio, however, currently intends to limit its ability to borrow money and will do so only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets.
                    REASONS FOR THE EXCHANGE
          The Board of Directors of DAAF and DLPI have concluded that the Exchange is in the best interests of its respective shareholders. Each Board believes that the Exchange will permit shareholders to pursue substantially similar investment goals in a larger fund without diluting shareholders' interests. Each Series has been unable to attract sufficient assets to operate efficiently without significant expense subsidization as separate series of DAAF. As of February 2, 1996, the Growth Series and Income Series had assets under management of just $2,182,703 and $2,123,667, respectively. The expense ratio of each Portfolio is lower than that of its corresponding Series. Larger aggregate net assets should enable the combined Portfolio to obtain the benefits of some economies of scale, which may result in an even lower overall expense ratio for the combined Portfolio (as compared to the expense ratios of each Series and Portfolio alone) through the spreading of fixed costs of fund operations over a somewhat larger asset base.
          In determining whether to recommend approval of the Exchange, each Board considered the following factors, among others: (1) the compatibility of the Series' and corresponding Portfolio's investment objective(s), management policies and investment restrictions, as well as shareholder services offered by the Series and Portfolios; (2) the terms and conditions of the Exchange and whether the Exchange would result in dilution of shareholder interests; (3) expense ratios and published information regarding the fees and expenses of the Portfolios and Series, as well as the expense ratios of similar funds and the estimated expense ratio of the combined Portfolios; (4) the tax consequences of the Exchange; and (5) the estimated costs incurred by the Portfolios and the Series as a result of the Exchange. In addition, DAAF's Board considered the Series' inability to attract sufficient assets to operate efficiently without sufficient expense subsidization.
                 INFORMATION ABOUT THE EXCHANGE
          Plan of Exchange. The following summary of the Plan is qualified in its entirety by reference to the Plan attached hereto as Exhibit A. The Plan provides that each Portfolio will acquire all or substantially all of the assets of its corresponding Series, in exchange for Portfolio Shares, and assume the Series' stated liabilities on April 30, 1996 or such later date as may be agreed upon by the parties (the "Closing Date"). The number of Portfolio Shares to be issued to the Series will be determined on the basis of the relative net asset values per share and aggregate net assets of the Portfolio and the Series, generally computed as of the close of trading on the floor of the New York Stock Exchange (currently at 4:00 p.m., New York time) (except for options and futures contracts, if any, which will be valued 15 minutes after the close of trading) on the Closing Date. Portfolio securities of each Series and Portfolio will be valued in accordance with the valuation practices of DLPI, which are described under the caption "How to Buy Fund Shares" in the DLPI Prospectus and under the caption "Determination of Net Asset Value" in DLPI's Statement of Additional Information dated January 15, 1996.
          Prior to the Closing Date, each Series will declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to Series' Shareholders all of such Series' investment company taxable income, if any, for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in the taxable year ending on or prior to the Closing Date (after reduction for any capital loss carry forward).
          As conveniently as practicable after the Closing Date, each Series will liquidate and distribute pro rata to its Shareholders of record as of the close of business on the Closing Date the Portfolio Shares received by it in the Exchange. Such liquidation and distribution will be accomplished by establishing accounts on the share records of the Portfolio in the name of each Series Shareholder, each account representing the respective pro rata number of Portfolio Shares due to the Shareholder. After such distribution and the winding up of its affairs, each Series will be terminated as a series of DAAF and its shares cancelled. After the Closing Date, any outstanding certificates representing Series Shares will represent the Portfolio Shares distributed to the record holders of the Series. Upon presentation to the transfer agent of DLPI, Series Share certificates will be exchanged for Portfolio Share certificates, at the applicable exchange rate. Certificates for Portfolio Shares will be issued only upon the investor's written request.
          The Plan may be amended at any time prior to the Exchange. DAAF will provide Series Shareholders with information describing any material amendment to the Plan prior to Shareholder consideration. The Series' and Portfolios' obligations under the Plan are subject to various conditions, including approval by the requisite number of Series Shareholders and the continuing accuracy of various representations and warranties of the Series and the Portfolios being confirmed by the respective parties.
          The total expenses of the Exchange are expected to be approximately $31,000 for each of the Growth Series and the Income Series. Each Series will bear its own expenses, except for the expenses of preparing, printing and mailing this Combined Proxy Statement/Prospectus, the proxy cards and other related materials, which will be borne by each Series ratably according to their respective aggregate net assets on the date of the Exchange.
          If the Exchange is not approved by a Series'
Shareholders, DAAF's Board will consider other appropriate courses of action, including liquidating the Series.
          Federal Income Tax Consequences. The exchange of Series assets for Portfolio Shares is intended to qualify for Federal income tax purposes as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Exchange, DLPI and DAAF will receive the opinion of Stroock & Stroock & Lavan, counsel to the Portfolios and the Series, to the effect that, on the basis of the existing provisions of the Code, Treasury regulations issued thereunder, current administrative regulations and pronouncements and court decisions, and certain facts, assumptions and representations, for Federal income tax purposes: (1) the transfer of all or substantially all of a Series' assets in exchange for Portfolio Shares and the assumption by the Portfolio of Series liabilities will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Portfolio upon the receipt of Series assets solely in exchange for Portfolio Shares and the assumption by the Portfolio of liabilities of the Series; (3) no gain or loss will be recognized by a Series upon the transfer of its assets to the Portfolio in exchange for Portfolio Shares and the assumption by the Portfolio of the Series' liabilities or upon the distribution (whether actual or constructive) of Portfolio Shares to Shareholders in exchange for their Series Shares; (4) no gain or loss will be recognized by the Series Shareholders upon the exchange of Series Shares for Portfolio Shares; (5) the aggregate tax basis for Portfolio Shares received by each Series Shareholder pursuant to the Exchange will be the same as the aggregate tax basis for Series Shares held by such Shareholder immediately prior to the Exchange, and the holding period of Portfolio Shares to be received by each Series Shareholder will include the period during which Series Shares surrendered in exchange therefor were held by such Shareholder (provided Series Shares were held as capital assets on the date of the Exchange); and (6) the tax basis of Series assets acquired by the Portfolio will be the same as the tax basis of such assets to the Series immediately prior to the Exchange, and the holding period of Series assets in the hands of the Portfolio will include the period during which those assets were held by the Series.
          NONE OF THE SERIES OR THE PORTFOLIOS HAS SOUGHT A TAX RULING FROM THE INTERNAL REVENUE SERVICE ("IRS"). THE OPINION OF COUNSEL IS NOT BINDING ON THE IRS NOR DOES IT PRECLUDE THE IRS FROM ADOPTING A CONTRARY POSITION. Series Shareholders should consult their tax advisers regarding the effect, if any, of the proposed Exchange in light of their individual circumstances. Because the foregoing discussion relates only to the Federal income tax consequences of the Exchange, Series Shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Exchange.
REQUIRED VOTE AND BOARD'S RECOMMENDATION
          DAAF's Board has approved the Plan and the Exchange and has determined that (i) participation in the Exchange is in the respective Series' best interests and (ii) the interests of Shareholders of such Series will not be diluted as a result of the Exchange. Pursuant to each Series' charter documents, an affirmative vote of a majority of the Series' outstanding shares is required to approve the Plan and the Exchange.
          THE BOARD, INCLUDING THE "NON-INTERESTED" BOARD MEMBERS, RECOMMENDS THAT EACH SERIES' SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN AND THE EXCHANGE.
     ADDITIONAL INFORMATION ABOUT THE PORTFOLIOS AND SERIES
          Information about the Portfolios is incorporated by reference into this Combined Proxy Statement/Prospectus from the DLPI Prospectus forming a part of the Registration Statement on Form N-1A (File No. 33-66088). Information about the Series is incorporated by reference into this Combined Proxy Statement/ Prospectus from the DAAF Prospectus forming a part of the Registration Statement on Form N-1A (File No. 33-62626).
          The Series and the Portfolios are subject to the requirements of the 1940 Act, and file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Series or Portfolios may be inspected and copied at the Public Reference Facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Northeast regional office of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.
                       VOTING INFORMATION
          In addition to the use of the mails, proxies may be solicited personally, by telephone or by telegraph, and each Series may pay persons holding its Series Shares in their names or those of their nominees for their expenses in sending soliciting materials to their principals.
          If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Series Shares on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention (collectively, "abstentions"), the Series Shares represented thereby will be considered to be present at a Meeting for purposes of determining the existence of a quorum for the transaction of business. Abstentions will not constitute a vote "for" or "against" a matter and will be disregarded in determining the "votes cast" on an issue. For this reason, abstentions will have the effect of a "no" vote for the purpose of obtaining requisite approval for the Proposal.
          In the event that a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered:

the nature of the Proposal, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to Shareholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the Meeting in person or by proxy. If a quorum is present, the persons named as proxies will vote those proxies which they are entitled to vote "FOR" the Proposal in favor of such adjournments, and will vote those proxies required to be voted "AGAINST" the Proposal against any adjournment. A quorum is constituted with respect to a Series by the presence in person or by proxy of the holders of more than one-third of the outstanding Series Shares entitled to vote at the Meeting.
          The votes of the Portfolios' shareholders are not being solicited since their approval or consent is not necessary for the Exchange.
          As of February 5, 1996, the following were known by DAAF to own of record 5% or more of the outstanding voting securities of the indicated Series: Growth Series, Major Trading Corporation, 200 Park Avenue, New York, New York 10166,
Attn: Maurice Bendrihem -- 59.01%; Income Series, Major Trading Corporation, 200 Park Avenue, New York, New York 10166, Attn:
Maurice Bendrihem -- 65.12%. A Shareholder who beneficially owns, directly or indirectly, more than 25% of a Series' voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Series.
          As of February 5, 1996, the following were known by DLPI to own of record 5% or more of the outstanding voting securities of the indicated Portfolio and Class: Growth Portfolio, Investor Class, Allomon Corporation, c/o Mellon Bank Corporation, 1 Mellon Bank
Center 151-657, Pittsburgh, Pennsylvania 15258, Attn: John Gaynord -- 855,094.870 shares (98.30%); Growth Portfolio, Class R, Allomon Corporation, c/o Mellon Bank Corporation, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258, Attn: John Gaynord -- 856,781.448 shares (95.43%); Income Portfolio, Investor Class, Allomon Corporation, c/o
Mellon Bank Corporation, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258, Attn: John Gaynord -- 648,205.928 shares (99.56%); Income Portfolio, Class R, Allomon Corporation, c/o Mellon Bank Corporation, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258, Attn: John Gaynord -- 649,103.663 shares (94.68%).
          As of February 5, 1996, Directors and officers of DLPI, as a group, owned less than 1% of each Portfolio's outstanding shares. As of February 5, 1996, Directors and officers of DAAF, as a group, owned less than 1% of each Series' outstanding shares.
                FINANCIAL STATEMENTS AND EXPERTS
          The audited financial statements of the Series for the fiscal year ended April 30, 1995, which are included in DAAF's Statement of Additional Information, and the audited financial statements of the Portfolios for the fiscal year ended September 30, 1995, which are included in DLPI's Statement of Additional Information, have each been audited by Ernst & Young LLP, independent auditors, whose respective reports thereon are included therein. The financial statements of each Series audited by Ernst & Young LLP have been incorporated herein by reference in reliance upon their reports given on their authority as experts in accounting and auditing.
                          OTHER MATTERS
          DAAF's Board members are not aware of any other matters which may come before the Meeting. However, should any such matters properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on such matters.
       NOTICE TO BANKS, BROKER/DEALERS AND VOTING TRUSTEES
                       AND THEIR NOMINEES

          Please advise DAAF, in care of Dreyfus Transfer, Inc.,
Attention: Dreyfus Asset Allocation Fund, Inc., P.O. Box 9671, Providence, Rhode Island 02940-9671, whether other persons are the beneficial owners of Series Shares for which proxies are being solicited from you, and, if so, the number of copies of the Combined Proxy Statement/Prospectus and other soliciting material you wish to receive in order to supply copies to the beneficial owners of Series Shares.
          IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO COMPLETE, DATE, SIGN AND RETURN EACH PROXY CARD IN THE ENCLOSED STAMPED ENVELOPE.

Dated:  March __, 1996

                      EXHIBIT A

              AGREEMENT AND PLAN OF REORGANIZATION

          AGREEMENT AND PLAN OF REORGANIZATION dated
___________, 1996 (the "Agreement"), between DREYFUS ASSET ALLOCATION FUND, INC., a Maryland corporation ("DAAF"), on
behalf of its    [FN]     (the "Series") and DREYFUS LIFETIME
PORTFOLIOS, INC., a Maryland corporation ("DLPI"), on behalf of
its    [FN]     (the "Portfolio").
          This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of
Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of substantially all of the assets of the Series in exchange solely for Investor Class shares ("Portfolio Shares") of common stock, par value $.001 per share, of the Portfolio and the assumption by the Portfolio of certain liabilities of the Series and the distribution, after the Closing Date hereinafter referred to, of the Portfolio Shares to the shareholders of the Series in liquidation of the Series as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
<F1> Insert GROWTH SERIES or INCOME SERIES, as appropriate.
<F2> Insert GROWTH PORTFOLIO or INCOME PORTFOLIO, as
     appropriate.

          WHEREAS, the Series is a registered, non-diversified, open-end management investment company and the Portfolio is a registered, diversified, open-end management investment company, and the Series owns securities which are assets of the character in which the Portfolio is permitted to invest;
          WHEREAS, both the Portfolio and the Series are authorized to issue their shares of common stock;
          WHEREAS, the Board of DLPI has determined that the exchange of all or substantially all of the assets of the Series and certain liabilities of the Series, for Portfolio Shares, and the assumption of such liabilities is in the best interests of the Portfolio's shareholders and that the interests of the Portfolio's existing shareholders would not be diluted as a result of this transaction; and
          WHEREAS, the Board of DAAF has determined that the exchange of all or substantially all of the assets and certain of the liabilities of the Series, for Portfolio Shares, and the assumption of such liabilities is in the best interests of the Series' shareholders and that the interests of the Series' existing shareholders would not be diluted as a result of this transaction:
          NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1. TRANSFER OF ASSETS OF THE SERIES IN EXCHANGE FOR PORTFOLIO SHARES AND ASSUMPTION OF SERIES LIABILITIES AND LIQUIDATION OF THE SERIES.

          1.1. Subject to the terms and conditions contained herein, the Series agrees to assign, transfer and convey to the Portfolio all of the assets of the Series, including all securities and cash (subject to liabilities), and the Portfolio agrees in exchange therefor (i) to deliver to the Series the number of Portfolio Shares, including fractional Portfolio Shares, determined as set forth in paragraph 2.3; and (ii) to assume certain liabilities of the Series, as set forth in paragraph 1.2. Such transactions shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Portfolio Shares, the Portfolio shall credit the Portfolio Shares to the Series' account on the books of the Portfolio and shall deliver a confirmation thereof to the Series.
          1.2. The Series will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date.
The Portfolio shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Series prepared by The Dreyfus Corporation, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Portfolio shall assume only those liabilities of the Series reflected in that unaudited statement of assets and liabilities and shall not assume any other liabilities, whether absolute or contingent.
          1.3. Delivery of the assets of the Series to be transferred shall be made on the Closing Date and shall be delivered to Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, DLPI's custodian (the "Custodian"), for the account of the Portfolio, with all securities not in bearer or book-entry form duly endorsed, or accompanied by duly executed separate assignments or stock powers, in proper form for transfer, with signatures guaranteed, and with all necessary stock transfer stamps, sufficient to transfer good and marketable title thereto (including all accrued interest and dividends and rights pertaining thereto) to the Custodian for the account of the Portfolio free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Portfolio.
          1.4. The Series will pay or cause to be paid to the Portfolio any interest received on or after the Closing Date with respect to assets transferred to the Portfolio hereunder. The Series will transfer to the Portfolio any distributions, rights or other assets received by the Series after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Portfolio on the Closing Date and shall not be separately valued.
          1.5.  As soon after the Closing Date as is
conveniently practicable (the "Liquidation Date"), the Series will liquidate and distribute pro rata to the Series' shareholders of record, determined as of the close of business on the Closing Date (the "Series Shareholders"), Portfolio Shares received by the Series pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the applicable Portfolio Shares then credited to the account of the Series on the books of the Portfolio to open accounts on the share records of the Portfolio in the names of the Series Shareholders and representing the respective pro rata number of the applicable Portfolio Shares due such shareholders.

All issued and outstanding shares of the Series simultaneously will be canceled on the books of the Series.
          1.6. Ownership of Portfolio Shares will be shown on the books of the Portfolio's transfer agent. Shares of the Portfolio will be issued in the manner described in DLPI's current prospectus and statement of additional information.
          1.7. Any transfer taxes payable upon issuance of the Portfolio Shares in a name other than the registered holder of the Portfolio Shares on the books of the Series as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Portfolio Shares are to be issued and transferred.
          1.8. Any reporting responsibility of the Series is and shall remain the responsibility of the Series up to and including the Closing Date and such later date on which the Series' existence is terminated.
     2.  VALUATION.
          2.1. The value of the Series' assets to be acquired by the Portfolio hereunder shall be the value of such assets computed as of the close of trading on the floor of the New York Stock Exchange (currently, 4:00 p.m., New York time), except that options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange, on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in DLPI's Articles of Incorporation and then-current prospectus or statement of additional information.
          2.2. The net asset value of a Portfolio Share shall be the net asset value per share computed as of the Valuation Date, using the valuation procedures set forth in DLPI's Articles of Incorporation and then-current prospectus or statement of additional information.
          2.3. The number of Portfolio Shares to be issued (including fractional shares, if any) in exchange for the Series' net assets shall be determined by dividing the value of the net assets of the Series determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Portfolio Share, determined in accordance with paragraph 2.2.
          2.4. All computations of value shall be made in accordance with the regular practices of the Portfolio.
     3.  CLOSING AND CLOSING DATE.
          3.1. The Closing Date shall be April 30, 1996 or such later date as the parties may mutually agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m., New York time, at the offices of The Dreyfus Corporation, 200 Park Avenue, New York, New York, or such other time and/or place as the parties may mutually agree.
          3.2. The Custodian shall deliver at the Closing a certificate of an authorized officer stating that the Series' portfolio securities, cash and any other assets have been delivered in proper form to the Portfolio within two business days prior to or on the Closing Date.
          3.3. If on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Portfolio or the Series shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Portfolio or the Series is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
          3.4. The transfer agent for the Series shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Series Shareholders and the number and percentage ownership of outstanding Series shares, owned by each such shareholder immediately prior to the Closing. The Portfolio shall issue and deliver a confirmation evidencing the Portfolio Shares to be credited on the Closing Date to the Secretary of the Series, or provide evidence satisfactory to the Series that such Portfolio Shares have been credited to the Series' account on the books of the Portfolio. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, receipts or other documents as such other party or its counsel may reasonably request.
     4.  REPRESENTATIONS AND WARRANTIES.
          4.1. The Series represents and warrants to the Portfolio as follows:
               (a)  The Series is a series of DAAF, a
corporation duly organized and validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and to carry out this Agreement.
               (b)  The Series is registered under the
Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, non-diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
               (c)  The Series is not, and the execution,
delivery and performance of this Agreement will not result, in material violation of DAAF's Articles of Incorporation dated
May 11, 1993, as the same may have been amended (the "Charter"), or its Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Series is a party or by which it is bound.
               (d)  The Series has no material contracts or
other commitments outstanding (other than this Agreement) which will be terminated with liability to it on or prior to the Closing Date.
               (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Series or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Series knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
               (f) The Statement of Assets and Liabilities of the Series for the fiscal year ended April 30, 1995 has been audited by Ernst & Young LLP, independent auditors, and is in accordance with generally accepted accounting principles, consistently applied, and such statement (copies of which have been furnished to the Portfolio) fairly reflect the financial condition of the Series as of such date, and there are no known contingent liabilities of the Series as of such date not disclosed therein.
               (g) Since April 30, 1995, there has not been any material adverse change in the Series' financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Series of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed on the statement of assets and liabilities referred to in paragraph 1.2 hereof.
               (h) At the Closing Date, all Federal and other tax returns and reports of the Series required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Series' knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
               (i) For each fiscal year of its operation, the Series has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
               (j) All issued and outstanding shares of the Series are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Series will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Series does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Series shares, nor is there outstanding any security convertible into any of the Series shares.
               (k) On the Closing Date, the Series will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
               (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of DAAF's Board and, subject to the approval of the Series Shareholders, this Agreement will constitute the valid and legally binding obligation of the Series, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
               (m) The proxy statement of DAAF, on behalf of the Series (the "Proxy Statement"), included in the Registration Statement referred to in paragraph 5.5 (other than information therein that has been furnished by the Portfolio) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.
          4.2. The Portfolio represents and warrants to the Series as follows:
               (a)  The Portfolio is a series of DLPI, a
corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to carry on its business as it is now being conducted and to carry out this Agreement.
               (b) The Portfolio is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
               (c)  The current prospectus and statement of
additional information of the DLPI conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.
               (d) The Portfolio is not, and the execution, delivery and performance of this Agreement will not result, in material violation of DLPI's Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Portfolio is a party or by which it is bound.
               (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Portfolio or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Portfolio knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
               (f) The Statement of Assets and Liabilities of the Portfolio for the fiscal year ended September 30, 1995, has been audited by Ernst & Young LLP, independent auditors, and are in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Series) fairly reflect the financial condition of the Portfolio as of such dates.
               (g) Since September 30, 1995 there has not been any material adverse change in the Portfolio's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed on the statement of assets and liabilities referred to in paragraph 4.2(f) hereof.
               (h) At the Closing Date, all Federal and other tax returns and reports of the Portfolio required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.
               (i) For each fiscal year of its operation, the Portfolio has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
               (j) All issued and outstanding shares of the Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Portfolio does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Portfolio Shares, nor is there outstanding any security convertible into any Portfolio Shares.
               (k) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of DLPI's Directors and shareholders, and this Agreement will constitute the valid and legally binding obligation of the Portfolio enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
               (l)  The Proxy Statement included in the
Registration Statement (only insofar as it relates to the Portfolio and is based on information furnished by the Portfolio) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.
     5.  COVENANTS OF THE PORTFOLIO AND THE SERIES.
          5.1. The Portfolio and the Series each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include payment of customary dividends and distributions.
          5.2. The Series will call a meeting of the Series Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
          5.3. Subject to the provisions of this Agreement, the Portfolio and the Series will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
          5.4. As promptly as practicable, but in any case within sixty days after the Closing Date, the Series shall furnish the Portfolio, in such form as is reasonably satisfactory to the Portfolio, a statement of the earnings and profits of the Series for Federal income tax purposes which will be carried over to the Portfolio as a result of Section 381 of the Code and which will be certified by DAAF's President or its Vice President and Treasurer.
          5.5. The Series will provide the Portfolio with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(m), all to be included in a Registration Statement on Form N-14 of DLPI (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Series Shareholders to consider approval of this Agreement and the transactions contemplated herein.
          5.6. The Portfolio agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
     6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE
         PORTFOLIO.

          The obligations of the Portfolio to complete the transactions provided for herein shall be subject, at its election, to the performance by the Series of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
          6.1. All representations and warranties of the Series contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
          6.2. The Series shall have delivered to the Portfolio a statement of the Series' assets and liabilities, together with a list of the Series' portfolio securities showing the tax basis of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of DAAF.
          6.3. The Series shall have delivered to the Portfolio on the Closing Date a certificate executed in its name by DAAF's President or Vice President and its Treasurer, in form and substance satisfactory to the Portfolio, to the effect that the representations and warranties of the Series made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Portfolio shall reasonably request.
     7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SERIES.

          The obligations of the Series to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Portfolio of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
          7.1. All representations and warranties of the Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
          7.2. The Portfolio shall have delivered to the Series on the Closing Date a certificate executed in its name by DLPI's President or Vice President and its Treasurer, in form and substance reasonably satisfactory to the Series, to the effect that the representations and warranties of the Portfolio made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Series shall reasonably request.
     8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PORTFOLIO AND THE SERIES.

          If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Series or the Portfolio, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Series in accordance with the provisions of DAAF's Charter.
          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
          8.3. All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state Blue Sky and securities authorities) deemed necessary by the Portfolio or the Series to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Portfolio or the Series, provided that either party hereto may for itself waive any of such conditions.
          8.4. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
          8.5. The Series shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Series Shareholders all of the Series' investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward).
          8.6. The parties shall have received an opinion of Stroock & Stroock & Lavan substantially to the effect that for Federal income tax purposes:
                (a) The transfer of all or substantially all of the Series' assets in exchange for the Portfolio Shares and the assumption by the Portfolio of certain identified liabilities of the Series will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code; (b) No gain or loss will be recognized by the Portfolio upon the receipt of the assets of the Series solely in exchange for the Portfolio Shares and the assumption by the Portfolio of certain identified liabilities of the Series; (c) No gain or loss will be recognized by the Series upon the transfer of the Series' assets to the Portfolio in exchange for the Portfolio Shares and the assumption by the Portfolio of certain identified liabilities of the Series or upon the distribution (whether actual or constructive) of the Portfolio Shares to Series Shareholders in exchange for their shares of the Series; (d) No gain or loss will be recognized by the Series Shareholders upon the exchange of their Series shares for the Portfolio Shares; (e) The aggregate tax basis for the Portfolio Shares received by each of the Series Shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Series shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Portfolio Shares to be received by each Series Shareholder will include the period during which the Series shares exchanged therefor were held by such shareholder (provided the Series shares were held as capital assets on the date of the Reorganization); and (f) The tax basis of the Series assets acquired by the Portfolio will be the same as the tax basis of such assets to the Series immediately prior to the Reorganization, and the holding period of the assets of the Series in the hands of the Portfolio will include the period during which those assets were held by the Series.
     9.  TERMINATION OF AGREEMENT.
          9.1. This Agreement and the transaction contemplated hereby may be terminated and abandoned by resolution of the Board of DAAF or of DLPI, as the case may be, at any time prior to the Closing Date (and notwithstanding any vote of the Series Shareholders) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with the Agreement inadvisable.
          9.2. If this Agreement is terminated and the transaction contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors, officers or shareholders of DLPI or of DAAF, as the case may be, in respect of this Agreement, except that the parties shall bear the aggregate expenses of the transaction contemplated hereby in proportion to their respective net assets as of the date this Agreement is terminated or the exchange contemplated hereby is abandoned.
    10.  WAIVER.
          At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of DLPI or of DAAF if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Portfolio or of the Series, as the case may be.
    11.  MISCELLANEOUS.
          11.1. None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
          11.2. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be, on or subsequent to the date hereof, set forth in a writing signed by the party to be bound thereby.
          11.3. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws; provided, however, that the due authorization, execution and delivery of this Agreement by the Portfolio and the Series shall be governed and construed in accordance with the internal laws of the State of Maryland without giving effect to principles of conflict of laws.
          11.4. This Agreement may be executed in counterparts, each of which, when executed and delivered, shall be deemed to be an original.
          11.5. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          IN WITNESS WHEREOF, the Portfolio and the Series have caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              DREYFUS LIFETIME PORTFOLIOS, INC.,
                               on behalf of its    [FN]
                               PORTFOLIO

                              By:
                                 Marie E. Connolly,
                                 President
ATTEST:
       John E. Pelletier,
       Secretary

                        DREYFUS ASSET ALLOCATION FUND, INC.,
                         on behalf of its    [FN]     SERIES

                              By:
                                 Marie E. Connolly,
                                 President

ATTEST:
       John E. Pelletier,
       Secretary

<F1> Insert GROWTH or INCOME, as appropriate.

Preliminary Copy
                 DREYFUS ASSET ALLOCATION FUND, INC.
                           (GROWTH SERIES)

          The undersigned shareholder of the Growth Series (the "Series") of Dreyfus Asset Allocation Fund, Inc. ("DAAF") hereby appoints Mark N. Jacobs and Michael A. Rosenberg, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of common stock of the Series standing in the name of the undersigned at the close of business on March 26, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on Friday, April 26, 1996, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Combined Proxy Statement/Prospectus for the meeting.

          Please mark boxes in blue or black ink.

          1. To approve an Agreement and Plan of Reorganization between the Series and Dreyfus LifeTime Portfolios, Inc., on behalf of its Growth Portfolio, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities.

     [  ]  FOR      [  ] AGAINST     [  ] ABSTAIN

          2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY DAAF'S BOARD OF DIRECTORS AND WILL BE
VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

              Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                  Dated: __________, 1996
                                 ____________________________
                                           Signature(s)
                                 ____________________________
                                           Signature(s)
Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

Preliminary Copy
                 DREYFUS ASSET ALLOCATION FUND, INC.
                           (INCOME SERIES)

          The undersigned shareholder of the Income Series (the "Series") of Dreyfus Asset Allocation Fund, Inc. ("DAAF") hereby appoints Mark N. Jacobs and Michael A. Rosenberg, and each of them, the attorneys and proxies of the undersigned, with full power of substitution, to vote, as indicated herein, all of the shares of beneficial interest of the Series standing in the name of the undersigned at the close of business on March 26, 1996, at a Special Meeting of Shareholders to be held at the offices of The Dreyfus Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166, at 10:00 a.m. on Friday, April 26, 1996, and at any and all adjournments thereof, with all of the powers the undersigned would possess if then and there personally present and especially (but without limiting the general authorization and power hereby given) to vote as indicated on the proposal, as more fully described in the Combined Proxy Statement/Prospectus for the meeting.

          Please mark boxes in blue or black ink.

          1. To approve an Agreement and Plan of Reorganization between the Series and Dreyfus LifeTime Portfolios, Inc., on behalf of its Income Portfolio, providing for the transfer of substantially all of the assets of the Series, subject to its liabilities.

       [ ]   FOR       [ ]  AGAINST       [ ]  ABSTAIN

          2. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting, or any adjournment(s) thereof.

THIS PROXY IS SOLICITED BY DAAF'S BOARD OF DIRECTORS AND WILL BE
VOTED FOR THE ABOVE PROPOSAL UNLESS OTHERWISE INDICATED.

             Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title.

                                  Dated: _______________, 1996
                                  ____________________________

                                          Signature(s)
                                 ____________________________

                                           Signature(s)
Sign, Date and Return the Proxy
  Card Promptly Using the
  Enclosed Envelope

PROSPECTUS                                   JANUARY 15, 1996

DREYFUS LIFETIME PORTFOLIOS, INC.

        DREYFUS LIFETIME PORTFOLIOS, INC. (THE "FUND") IS AN OPEN-END, MANAGEMENT INVESTMENT COMPANY, KNOWN AS A MUTUAL FUND. THE FUND PERMITS YOU TO INVEST IN THREE SEPARATE DIVERSIFIED PORTFOLIOS (EACH, A "PORTFOLIO"):
INCOME PORTFOLIO, THE PRIMARY GOAL OF WHICH IS TO MAXIMIZE CURRENT INCOME, ITS SECONDARY GOAL IS CAPITAL APPRECIATION; GROWTH AND INCOME PORTFOLIO, THE GOAL OF WHICH IS TO MAXIMIZE TOTAL RETURN, CONSISTING OF CAPITAL APPRECIATION AND CURRENT INCOME; AND GROWTH PORTFOLIO, THE GOAL OF WHICH IS
CAPITAL APPRECIATION. EACH PORTFOLIO WILL FOLLOW AN INVESTMENT STRATEGY THAT ALLOCATES THE PORTFOLIO'S ASSETS AMONG COMMON STOCKS, FIXED-INCOME SECURITIES AND, IN THE CASE OF THE INCOME PORTFOLIO, SHORT-TERM MONEY MARKET INSTRUMENTS.
        BY THIS PROSPECTUS, EACH PORTFOLIO IS OFFERING INVESTOR CLASS SHARES AND CLASS R SHARES. INVESTOR CLASS SHARES AND CLASS R SHARES ARE IDENTICAL, EXCEPT AS TO THE SERVICES OFFERED TO AND THE EXPENSES BORNE BY EACH CLASS.
INVESTOR CLASS SHARES ARE OFFERED TO ANY INVESTOR. CLASS R SHARES ARE OFFERED ONLY TO INSTITUTIONAL INVESTORS ACTING FOR THEMSELVES OR IN A FIDUCIARY, ADVISORY, AGENCY, CUSTODIAL OR SIMILAR CAPACITY, FOR QUALIFIED OR NON-QUALIFIED EMPLOYEE BENEFIT PLANS, INCLUDING PENSION, PROFIT-SHARING
SEP-IRA AND OTHER DEFERRED COMPENSATION PLANS, WHETHER
ESTABLISHED BY
CORPORATIONS, PARTNERSHIPS, NON-PROFIT ENTITIES OR STATE AND LOCAL GOVERNMENTS, BUT NOT INCLUDING IRA'S OR IRA "ROLLOVER ACCOUNTS".
        INVESTORS CAN INVEST, REINVEST OR REDEEM SHARES AT ANY TIME WITHOUT CHARGE OR PENALTY.
        THE DREYFUS CORPORATION SERVES AS EACH PORTFOLIO'S INVESTMENT ADVISER. THE DREYFUS CORPORATION HAS ENGAGED MELLON EQUITY ASSOCIATES ("MELLON EQUITY") TO SERVE AS EACH PORTFOLIO'S SUB-INVESTMENT ADVISER AND
PROVIDE DAY-TO-DAY MANAGEMENT OF EACH PORTFOLIO'S INVESTMENTS. THE DREYFUS CORPORATION AND MELLON EQUITY ARE REFERRED TO COLLECTIVELY AS THE "ADVISERS."
        THIS PROSPECTUS SETS FORTH CONCISELY INFORMATION ABOUT THE FUND THAT AN INVESTOR SHOULD KNOW BEFORE INVESTING. IT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

        THE STATEMENT OF ADDITIONAL INFORMATION, DATED JANUARY 15, 1996, WHICH MAY BE REVISED FROM TIME TO TIME, PROVIDES A FURTHER DISCUSSION OF CERTAIN AREAS IN THIS PROSPECTUS AND OTHER MATTERS WHICH MAY BE OF INTEREST
TO SOME INVESTORS. IT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS INCORPORATED HEREIN BY REFERENCE. FOR A FREE COPY, WRITE TO THE FUND AT 144 GLENN CURTISS BOULEVARD, UNIONDALE, NEW YORK 11556-0144,
OR CALL 1-800-645-6561. WHEN TELEPHONING, ASK FOR OPERATOR 144.

   MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THE NET ASSET VALUE OF FUNDS OF THIS TYPE WILL FLUCTUATE FROM TIME TO TIME.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        {This Page Intentionally Left Blank]

                              TABLE OF CONTENTS

                                          Page
     Annual Fund Operating Expenses.......... 4
     Condensed Financial Information........  5
     Description of the Fund..................7
     Management of the Fund...................11
     How to Buy Fund Shares...................13
     Shareholder Services.....................16
     How to Redeem Fund Shares............... 19
     Shareholder Services Plan............... 21
     Dividends, Distributions and Taxes.......22
     Performance Information..................23
     General Information..................... 24
     Appendix.................................26

                              ANNUAL FUND OPERATING EXPENSES
                        (as a percentage of average daily net assets)

                                                     INCOME                     GROWTH AND INCOME                  GROWTH
                                                  PORTFOLIO                        PORTFOLIO                     PORTFOLIO
                                        ----------------------------      --------------------------    --------------------------
                                                         Investor                        Investor                        Investor
                                           Class R         Class            Class R        Class          Class R         Class
                                        ------------  --------------      ------------  ------------  ------------  --------------
  Management Fees..................         .60%           .60%               .75%         .75%            .75%            .75%
  Other Expenses...................         .51%           .77%               .66%         .92%            .52%            .78%
  Total Portfolio Operating
  Expenses.........................        1.11%          1.37%              1.41%        1.67%           1.27%           1.53%
EXAMPLE:
        An investor would pay the following
        expenses on a  $1,000
        investment, assuming (1) 5%
        annual return and (2)
        redemption at the end of each
        time period:
               1 Year .............         $11            $14                $14          $17             $13             $16
               3 Years ............         $35            $43                $45          $53             $40             $48

        THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED. MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH PORTFOLIO'S ACTUAL PERFORMANCE WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.

        The purpose of the foregoing table is to assist investors in understanding the costs and expenses borne by the Fund, the payment of which will reduce investors' annual return. Other Expenses and Total Portfolio Operating Expenses are based on estimated amounts for the current fiscal year. The information in the foregoing table has been restated to reflect the Fund's termination of its Rule 12b-1 Plan, but does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. Certain Service Agents (as defined below) may charge their clients direct fees for effecting transactions in Fund shares; such fees are not reflected in the foregoing table. For a further description of the various costs and expenses incurred in the operation of the Fund, as well as expense reimbursement or waiver arrangements, see "Management of the Fund," "How to Buy Fund Shares" and "Shareholder Services Plan."

                      CONDENSED FINANCIAL INFORMATION

        The information in the following tables has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report thereon appears in the Statement of Additional
Information. Further financial data and related notes are included in the Statement of Additional Information, available upon request.

                            FINANCIAL HIGHLIGHTS

        Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each Portfolio for the period March 31, 1995 (commencement of operations) through September 30, 1995. This information has been derived from the Fund's financial statements.

                                                                                             GROWTH PORTFOLIO
                                                                               -----------------------------------------------
PER SHARE DATA:                                                                  Class R Shares         Investor Class Shares
                                                                               -------------------     -----------------------
  Net asset value, beginning of period................................              $12.50                        $12.50
                                                                                   --------                      --------
  INVESTMENT OPERATIONS:
  Investment income--net .............................................                 .21                           .19
  Net realized and unrealized gain on investments.....................                2.13                          2.13
                                                                                   --------                      --------
  TOTAL FROM INVESTMENT OPERATIONS....................................                2.34                          2.32
                                                                                   --------                      --------
  Net asset value, end of period......................................              $14.84                        $14.82
                                                                                   ========                      ========
TOTAL INVESTMENT RETURN(1)............................................               18.72%                        18.56%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of operating expenses to average net assets(1)................                 .38%                          .51%
  Ratio of net investment income to average net assets(1).............                1.51%                         1.39%
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation(1)..........................                 .26%                          .26%
  Portfolio Turnover Rate(1)..........................................               52.86%                        52.86%
  Net Assets, end of period (000's omitted)...........................             $11,898                       $11,939
(1)Not annualized.


                                                                                            GROWTH AND INCOME PORTFOLIO
                                                                               ---------------------------------------------------
PER SHARE DATA:                                                                     Class R Shares         Investor Class Shares
                                                                               -----------------------    ------------------------
  Net asset value, beginning of period................................              $12.50                          $12.50
                                                                                  ----------                      -----------
  INVESTMENT OPERATIONS:
  Investment income--net .............................................                 .27                             .27
  Net realized and unrealized gain on investments.....................                1.54                            1.52
                                                                                  ----------                      -----------
  TOTAL FROM INVESTMENT OPERATIONS....................................                1.81                            1.79
                                                                                  ----------                      -----------
  Net asset value, end of year........................................              $14.31                          $14.29
                                                                                  ==========                      ===========
TOTAL INVESTMENT RETURN(1)............................................               14.48%                          14.32%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of operating expenses to average net assets(1)................                 .38%                            .51%
  Ratio of net investment income to average net assets(1).............                2.10%                           1.98%
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation(1)..........................                 .33%                            .33%
  Portfolio Turnover Rate(1)..........................................               33.55%                          33.55%
  Net Assets, end of period (000's omitted)...........................              $9,248                          $8,602
(1)Not annualized.


                                                                                                  INCOME PORTFOLIO
                                                                               ---------------------------------------------------
PER SHARE DATA:                                                                  Class R Shares          Investor Class Shares
                                                                               -----------------        ---------------------------
  Net asset value, beginning of period................................              $12.50                          $12.50
                                                                                  ----------                      -----------
  INVESTMENT OPERATIONS:
  Investment income--net .............................................                 .40                             .39
  Net realized and unrealized gain on investments.....................                 .62                             .62
                                                                                  ----------                      -----------
  TOTAL FROM INVESTMENT OPERATIONS....................................                1.02                            1.01
                                                                                  ----------                      -----------
  Net asset value, end of year........................................              $13.52                          $13.51
                                                                                  ==========                      ===========
TOTAL INVESTMENT RETURN1).............................................                8.16%                           8.08%
RATIOS/SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets(1)..........................                 .30%                            .43%
  Ratio of net investment income to average net assets(1).............                3.08%                           2.95%
  Decrease reflected in above expense ratios due to
  undertakings by The Dreyfus Corporation(1)..........................                 .26%                            .26%
  Portfolio Turnover Rate(1)..........................................                5.66%                           5.66%
  Net Assets, end of period (000's omitted)...........................              $8,141                          $8,122

(1)Not annualized.

                                DESCRIPTION OF THE FUND
GENERAL

        By this Prospectus, two classes of shares of each Portfolio are being offered--Investor Class shares and Class R shares (each such class being referred to as a "Class"). The Classes are identical, except that Investor Class shares are subject to fees for certain services which are described under "Shareholder Services Plan." The shareholder services fees paid by the Investor Class will cause such Class to have a higher expense ratio and to pay lower dividends than Class R.

        Class R shares may not be purchased directly by individuals, although institutions may purchase Class R shares for accounts maintained by individuals. Such institutions have agreed to transmit copies of this Prospectus and all relevant Fund materials, including proxy materials, to each individual or entity for whose account the institution purchases Class R shares, to the extent required by law. The Fund treats the institution investing in Class R shares as the Fund shareholder entitled to the rights and privileges described herein. INVESTMENT OBJECTIVES

        The INCOME PORTFOLIO'S primary investment objective is to maximize current income. Capital appreciation is a secondary objective.

        The GROWTH AND INCOME PORTFOLIO'S investment objective is to maximize total return, consisting of capital appreciation and current income.

        The GROWTH PORTFOLIO'S investment objective is capital appreciation.

        Each Portfolio's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such Portfolio's outstanding voting shares. There can be no assurance that a Portfolio's investment objective will be achieved.

MANAGEMENT POLICIES
INVESTMENT APPROACH -- The Growth and Income Portfolio and the Growth Portfolio seek to achieve their investment objective by following an asset allocation strategy that contemplates shifts among common stock and fixed-income securities. The Income Portfolio will allocate its assets among common stock, fixed-income securities and short-term money market instruments. In selecting investments for a Portfolio, Mellon Equity will employ a multi-step process that, first, establishes an asset allocation baseline, or weighting of a Portfolio's assets towards a particular asset class, second, establishes ranges within which to allocate a Portfolio's assets among the asset classes, third, uses proprietary asset allocation models to recommend an allocation among asset classes and, fourth, selects the securities within the asset classes.
        The Portfolios employ a strategic asset allocation investment technique that involves an ongoing comparison of the relative value of stocks and bonds across different markets. Each Portfolio diversifies among stocks, bonds and, in the case of the Income Portfolio, money market instruments, based on Mellon Equity's assessment of current economic conditions and investment opportunities both domestically and internationally. For the Growth Portfolio and the Growth and Income Portfolio, a target allocation is set and then adjusted within defined ranges based upon Mellon Equity's assessment of return and risk characteristics of each. For the Income Portfolio, Mellon Equity sets a target allocation for the Portfolio's investments, but does not actively manage the Portfolio's assets.
        The Income Portfolio invests exclusively in domestic securities and may invest up to 10% of its assets in money market instruments. The target allocation is 25% equity securities and 75% fixed-income securities. All equity investments will consist of large capitalization stocks (typically with market capitalizations of greater than $1.4 billion).
        The Growth and Income Portfolio divides its investments between equity securities and fixed-income securities and may invest up to 15% of its assets in international securities. Equity and fixed-income investments may range from 35% to 65% of the Portfolio with a target allocation of 50% in each asset class. The equity portion is divided into 80% large capitalization stocks and 20% small capitalization stocks (typically with market capitalizations of less than $1.4 billion).

        The Growth Portfolio divides its investments between equity securities and fixed-income securities and may invest up to 25% of its assets in international securities. Equity investments may range from 65% to 100% of the portfolio with a target allocation of 80%. The equity portion is divided into 80% large capitalization stocks and 20% small capitalization stocks. Fixed-income investments may range from 0% to 35% of the portfolio with a target allocation of 20%.
        Mellon Equity will attempt, in selecting securities for each Portfolio, to approximate the investment characteristics of designated benchmark indices but with expected returns that exceed the benchmark. The designated benchmark indices, which are described in detail below, are listed in the following table:

 ASSET CLASS                          PORTFOLIOS                         BENCHMARK INDEX
 ------------                         -------------                      ---------------------------
 Domestic Large Cap Equity            Income, Growth and Income          Standard & Poor's 500
                                      and Growth                         Index ("S&P 500 Index")*
 Domestic Small Cap Equity            Growth and Income and Growth       Russell 2000 Index
 International Equity                 Growth and Income                  Morgan Stanley Capital
                                      and Growth                         International Europe, Australia,
                                                                         Far East (Free) Index ("EAFE Index")Registration Mark**


 Domestic Fixed-Income                Income, Growth and                 Lehman Brothers Government/Corporate
                                      Income and Growth                  Intermediate Bond Index ("Lehman
                                                                         Government/Corporate Index")


 International Fixed-Income           Growth and Income and Growth       J.P. Morgan Non-US Government Bond
                                                                         Index-Hedged ("J.P. Morgan Global Index")

* "Standard & Poor's," "S&P" and "S&P 500Registration Mark" are trademarks of Standard & Poor's, a division of The McGraw Hill Companies, Inc.

**  In U.S. Dollars.

        Mellon Equity may manage asset classes either actively or on an indexed basis consistent with the Portfolio's investment objective. For asset classes managed on an indexed basis, where possible, full index replication will be used, otherwise a statistically based "sampling" technique will be used to construct portfolios. This process will be used with respect to the equity asset class, for example, to select stocks so that the market capitalizations, industry weightings, dividend yields, beta and, with respect to the international equity asset class, country weightings closely approximate those of the designated index. The sampling technique is expected to be an effective means of substantially duplicating the investment performance of the benchmark index. It may, however, provide investment performance relative to the benchmark index with the same degree of accuracy that complete or full replication would provide. In its active investment process, Mellon Equity concentrates on fundamental factors such as relative price/earnings ratios, relative book to price ratios, earnings growth rates and momentum, and consensus earnings expectations and changes in that consensus to value and rank stocks based on expected relative performance to the asset class benchmark index.
        A further explanation of the Fund's allocation process is provided in the Statement of Additional Information.

        COMMON STOCKS. The S&P 500 Index is composed of 500 common stocks, most of which are listed on the New York Stock Exchange. The weightings of stocks in the S&P500 Index are based on each stock's relative total market capitalization; that is, its market price per share times the number of shares outstanding. Because of this weighting, as of November 30, 1995, approximately 46.3% of the S&P 500 Index was composed of the 50 largest companies.

        The Russell 2000 Index is composed of 2,000 common stocks of U.S. companies with market capitalizations ranging between $23 million and $2.23 billion as of November 30, 1995.

        The EAFE Index is a broadly diversified international index composed of the equity securities of approximately 1,000 companies located outside the United States. The weightings of stocks in the EAFE Index are based on each stock's market capitalization relative to the total market capitalization of all stocks in the Index. Because of this weighting, as of November 30, 1995, approximately 40.7% of the EAFE Index was composed of equity securities of Japanese issuers.

        FIXED-INCOME SECURITIES. The Lehman Government/Corporate Index is composed of approximately 5,000 fixed-income securities, including U.S. Government securities and investment grade corporate bonds, each with an outstanding market value of at least $25 million and maturities of less than ten years and greater than one year. As of November 30, 1995, U.S. Government securities and corporate debt securities represented 78% and 22%, respectively, of the Lehman Brothers Government/Corporate Intermediate Bond Index, and the average maturity of such securities was 4.27 years.

        The J.P. Morgan Global Government Index is composed of traded, fixed-rate government bonds from twelve countries with maturities of greater than one year. The twelve countries are Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, the Netherlands, Spain, Sweden and the United
Kingdom.

        MONEY MARKET INSTRUMENTS. The short-term money market instruments in which the Income Portfolio only invests consist of U.S. Government securities, bank obligations, including certificates of deposit, time deposits and bankers' acceptances and other short-term obligations of domestic or foreign banks, domestic savings and loan associations and other banking institutions having total assets in excess of $1 billion; commercial paper, and repurchase agreements, as set forth under "Appendix -- Certain Portfolio Securities." The Income Portfolio will purchase only money market instruments having remaining maturities of 13 months or less. When the Advisers determine that market conditions warrant, a Portfolio may adopt a temporary defensive posture and invest without limitation in money market instruments.

INVESTMENT TECHNIQUES
        The annual portfolio turnover rate of each Portfolio is not expected to exceed 100%. Each Portfolio also may engage in various investment and hedging techniques such as options and futures transactions, lending portfolio securities and, with respect to the Growth and Income Portfolio and Growth Portfolio, foreign currency transactions. See also "Investment Considerations and Risks" and "Appendix -- Investment Techniques" below and "Investment Objectives and Management Policies -- Management Policies" in the Statement of Additional Information.

INVESTMENT CONSIDERATIONS AND RISKS
GENERAL -- Since each Portfolio will have any given time a different asset mix to achieve its investment objective, the risks of investing will vary depending on the Portfolio selected for investment. Before selecting a Portfolio in which to invest, the investor should assess the risks associated with the types of investments made by the Portfolio. The net asset value per share of each Portfolio should be expected to fluctuate. Investors should consider each Portfolio as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. See "Investment Objectives and Management Policies -- Management Policies" in the Statement of Additional Information for a further discussion of certain risks.

EQUITY SECURITIES -- Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in value of a Portfolio's investments will result in changes in the value of its shares and thus the Portfolio's total return to investors.

        The securities of the smaller companies in which the Growth and Income and Growth Portfolio's may invest may be subject to more abrupt or erratic market movements than larger, more-established companies, because these securities typically are traded in lower volume and the issuers typically are subject to a greater degree to changes in earnings and prospects.

FIXED-INCOME SECURITIES -- For the portion of a Portfolio's assets invested in fixed-income securities, investors should be aware that even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities generally are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Certain securities that may be purchased by the Portfolios, such as those rated Baa by Moody's Investors Service, Inc. ("Moody's") and BBB by Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("S&P"), Fitch Investors Service, L.P. ("Fitch") and Duff & Phelps Credit Rating Co. ("Duff"), may be subject to such risk with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Once the rating of a security held by a Portfolio has been changed, the Advisers will consider all circumstances deemed relevant in determining whether such Portfolio should continue to hold the security. See "Appendix" in the Statement of Additional Information.

FOREIGN SECURITIES -- Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

        Because stock certificates and other evidences of ownership of such securities usually are held outside the United States, the Growth and Income Portfolio and Growth Portfolio will be subject to additional risks, which include possible adverse political and economic developments, possible seizure or nationalization of foreign deposits and possible adoption of governmental restrictions that might adversely affect the payment of principal, interest and dividends on the foreign securities or might restrict the payment of principal, interest and dividends to investors located outside the country of the issuers, whether from currency blockage or otherwise.

        Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

FOREIGN CURRENCY TRANSACTIONS _ Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad. See "Appendix -- Investment Techniques -- Foreign Currency Transactions."

USE OF DERIVATIVES -- Each Portfolio may invest, to a limited extent, in derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. The Derivatives a Portfolio may use include options and futures. While Derivatives can be used effectively in furtherance of the Portfolio's investment objective, under certain market conditions, they can increase the volatility of the Portfolio's net asset value, can decrease the liquidity of the Portfolio's investments and make more difficult the accurate pricing of the Portfolio's investments. See "Appendix -- Investment Techniques -- Use of Derivatives" below and "Investment Objectives and Management Policies -- Management Policies -- Derivatives"in the Statement of Additional Information.

ZERO COUPON SECURITIES -- Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, each Portfolio may be required to distribute such income accrued with respect to these securities and may have to dispose of such securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

NON-DIVERSIFIED STATUS -- Each Portfolio's classification as a non-diversified" investment company, means that the proportion of each Portfolio's assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. A "diversified" investment company is required by the 1940 Act generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer. Since a relatively high percentage of each Portfolio's assets may be invested in the securities of a limited number of issuers, some of which may be within the same industry, each Portfolio's portfolio securities may be more sensitive to changes in the market value of a single issuer. However, to meet Federal tax requirements, at the close of each quarter no Portfolio may have more than 25% of its total assets invested in any one issuer and, with respect to 50% of its total assets, more than 5% of its total assets invested in any one issuer. No Portfolio may invest more than 25% of its assets in any one industry. These limitations do not apply to U.S. Government securities.

SIMULTANEOUS INVESTMENTS -- Investment decisions for each Portfolio are made independently from those of other investment companies or accounts advised by the Advisers. However, if such other investment companies or accounts are prepared to invest in, or desire to dispose of, securities of the type in which a Portfolio invests, available investments or opportunities for sales will be allocated equitably to each. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Portfolio or the price paid or received by the Portfolio.

                          MANAGEMENT OF THE FUND

INVESTMENT ADVISER -- The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as each Portfolio's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of September 30, 1995, The Dreyfus Corporation managed or administered approximately $80 billion in assets for more than 1.8 million investor accounts nationwide.

        The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management
Agreement with the Fund, subject to the overall authority of the Fund's Board in accordance with Maryland law.

        The Dreyfus Corporation has engaged Mellon Equity, located at 500 Grant Street, Pittsburgh, Pennsylvania 15258, to serve as each Portfolio's sub-investment adviser. Mellon Equity, a registered investment adviser formed in 1987, is an indirect wholly-owned subsidiary of Mellon. As of September 30, 1995, Mellon Equity managed approximately $7.6 billion in assets and serves as the investment adviser for 13 other investment companies.

        Mellon Equity, subject to the supervision and approval of The Dreyfus Corporation, provides investment advisory assistance and the day-to-day management of each Portfolio's investments, as well as investment research and statistical information, under a Sub-Investment Advisory Agreement with The Dreyfus Corporation, subject to the overall authority of the Fund's Board in accordance with Maryland law. In providing its services, Mellon Equity may use the services of one or more of its affiliates. Each Portfolio's primary portfolio manager is Steven A. Falci. He has held that position since the inception of the Fund and has been employed by Mellon Equity since April 1994. For more than five years prior thereto, he was a managing director for pension investments at NYNEX Corporation.

        Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank
(DE) National Association, Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $203 billion in assets as of September 30, 1995, including approximately $80 billion in mutual fund assets. As of September 30, 1995, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for more than $717 billion in assets, including $55 billion in mutual fund assets.

        Under the Management Agreement, the Fund has agreed to pay The Dreyfus Corporation a monthly fee at the annual rate of
 .60 of 1% of the value of the Income Portfolio's average daily net assets and .75 of 1% of the value of each of the Growth and Income Portfolio's and Growth Portfolio's average daily net assets. The management fee payable for the Growth and Income Portfolio and Growth Portfolio is higher than that paid by most other investment companies.

        Under the Sub-Investment Advisory Agreement, The Dreyfus Corporation has agreed to pay Mellon Equity an annual fee payable monthly, at the following rate: .35% of each Portfolio's average daily net assets up to $600 million in Fund assets; .25% of the Portfolio's average daily net assets when the Fund's assets are between $600 million and $1.2 billion; .20% of the Portfolio's average daily net assets when the Fund's assets are between $1.2 billion and $1.8 billion; and .15% of the Portfolio's average daily net assets when the Fund's assets are over $1.8 billion.

EXPENSES -- All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by The Dreyfus Corporation. The expenses borne by the Fund include: organizational costs, taxes, interest, loan commitment fees, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of The Dreyfus Corporation, Mellon Equity or any of their affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. Expenses attributable to a particular Portfolio are charged against the assets of that Portfolio; other expenses of the Fund are allocated among the Portfolios on the basis determined by the Board of Directors, including, but not limited to, proportionately in relation to the net assets of each Portfolio.

        From time to time, The Dreyfus Corporation may waive receipt of its fee and/or voluntarily assume certain expenses of a Portfolio, which would have the effect of lowering the overall expense ratio of that Portfolio and increasing yield to its investors at the time such amounts are waived or assumed, as the case may be. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume.
        The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The Fund's distributor may use part or all of such payments to pay Service Agents (as defined below) in respect of these services.
DISTRIBUTOR -- The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at One Exchange Place, Boston, Massachusetts 02109. The Distributor's ultimate parent company is Boston Institutional Group, Inc.

TRANSFER AND DIVIDEND DISBURSING AGENT AND CUSTODIAN -- Dreyfus
Transfer, Inc., a wholly-owned subsidiary of The Dreyfus
Corporation, is located at One American Express Plaza,
Providence, Rhode Island 02903, and serves as the Fund's Transfer and Dividend Disbursing Agent (the "Transfer
Agent"). The Bank of New York, 90 Washington Street, New York,
New York 10286, is the Fund's Custodian.

                            HOW TO BUY FUND SHARES
        Shares of each Class are sold without a sales charge. Certain financial institutions (which may include banks), securities dealers and other industry professionals (collectively, "Service Agents") effecting transactions in Investor class shares and institutions effecting transactions in Class R shares for the accounts of their clients may charge their clients direct fees in connection with such transactions.
        Investor Class shares are offered to any investor. Class R shares are offered only to institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity, for qualified or non-qualified employee benefit plans SEP-IRA's or other programs, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"). The term "Retirement Plans" does not include IRA's or IRA "Rollover Accounts." Class R shares may be purchased for a Retirement Plan only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Plan.
        Stock certificates are issued only upon an investor's written request. No certificates are issued for fractional shares. The Fund reserves the right to reject any purchase order.
        The minimum initial investment for each Class is $2,500, or $1,000 if the investor is a client of a Service Agent which has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. However, the minimum initial investment for Dreyfus-sponsored Keogh Plans, IRAs, SEP-IRAs and 403(b)(7) Plans with only one participant is $750, with no minimum on subsequent purchases. Individuals who open an IRA also may open a non-working spousal IRA with a minimum initial investment of $250. Subsequent investments in a spousal IRA must be at least $250. The initial investment must be accompanied by the Fund's Account Application. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund account, the minimum initial investment is $50. The
Fund reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified or non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Fund. The Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.
Investor Class shares also are offered without regard to the minimum initial investment requirements through Dreyfus-AUTOMATIC Asset Builder, Dreyfus
Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable an investor to make regularly scheduled investments and may provide investors with a convenient way to invest for long-term financial goals. Investors should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.
        The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed to certain Retirement Plans. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in the Fund by a Retirement Plan. Participants and plan sponsors should consult their tax advisers for details.
        Investors may purchase Fund shares by check or wire, or, with respect to Investor Class shares only, through the Dreyfus TELETRANSFER Privilege described below. Checks should be made payable to "The Dreyfus Family of Funds," or, if for Dreyfus retirement plan accounts, to "The Dreyfus Trust Company, Custodian." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with the investor's Account Application indicating which Portfolio and Class of shares is being purchased. For subsequent investments, the investor's Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. For Dreyfus retirement plan accounts, both initial and subsequent investments should be sent to The Dreyfus
Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Neither initial nor subsequent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest
Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information."
        Wire payments may be made if the investor's bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, together with the relevant Portfolio's DDA # as shown below, for purchase of shares in the investor's name:
DDA #8900251785 Dreyfus LifeTime Portfolios, Inc./Income Portfolio_Class R; or DDA #8900104511 Dreyfus LifeTime Portfolios, Inc./Income Portfolio_Investor Class; or
DDA #8900251778 Dreyfus LifeTime Portfolios, Inc./Growth and Income Portfolio_Class R; or DDA #8900118253 Dreyfus LifeTime Portfolios, Inc./Growth and Income Portfolio_Investor Class; or DDA #8900251794 Dreyfus LifeTime Portfolios, Inc./Growth Portfolio_Class R; or DDA #8900227745 Dreyfus LifeTime Portfolios, Inc./Growth Portfolio_Investor Class.
The wire must include the investor's Fund account number (for new accounts, the investor's Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable. If an investor's initial purchase of Portfolio shares is by wire, the investor should call 1-800-645-6561 after the investor has completed the wire payment in order to obtain his or her Fund account number. The investor should include his or her Fund account number on the Fund's Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. Investors may obtain further information about remitting funds in this manner from their bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in an investor's account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.
        Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. The investor must direct the institution to transmit immediately available funds through the Automated Clearing House to The Bank of New York with instructions to credit the investor's Fund account. The instructions must specify the investor's Fund account registration and Fund account number PRECEDED BY THE DIGITS "1111."

        The Distributor may pay dealers a fee of up to .5% of the amount invested through such dealers in Fund shares by employees participating in qualified or non-qualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans or programs exceeds $1,000,000 ("Eligible Benefit Plans").
Shares of funds in the Dreyfus Family of Funds then held by Eligible Benefit Plans will be aggregated to determine the fee payable. The Distributor reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it.

        Shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form is received by the Transfer agent or other agent. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., New York time), on each day the New York Stock Exchange is open for business. For purposes of determining net asset value, option and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the Portfolio's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. Each Portfolio's investments are valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the Board of Directors. For further information regarding the methods employed in valuing the Portfolio's investments, see "Determination of Net Asset Value" in the Statement of Additional Information.
        For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Portfolio shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.
        Federal regulations require that investors provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Fund's Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject the investor to a $50 penalty imposed by the Internal Revenue Service (the "IRS").
DREYFUS TELETRANSFER PRIVILEGE -- INVESTOR CLASS
        An investor may purchase Investor Class shares (minimum $500, maximum $150,000 per day) by telephone if he has checked the appropriate box and supplied the necessary information on the Fund's Account Application or has filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and the investor's Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

        If an investor has selected the Dreyfus TELETRANSFER
Privilege, he may request a Dreyfus TELETRANSFER purchase of Investor Class shares by telephoning 1-800-645-6561 or, if calling from overseas, 516-794-5452.

                           SHAREHOLDER SERVICES
FUND EXCHANGES
        An investor may purchase, in exchange for Investor Class shares or Class R shares of a Portfolio, shares of the same class of another Portfolio or shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in the investor's state of residence. These funds have different investment objectives which may be of interest to investors. To use this service, investors should consult their Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use. WITH RESPECT TO
CLASS R SHARES HELD BY RETIREMENT PLANS, EXCHANGES MAY BE MADE ONLY BETWEEN A SHAREHOLDER'S RETIREMENT PLAN ACCOUNT IN ONE FUND AND SUCH SHAREHOLDER'S RETIREMENT PLAN ACCOUNT IN ANOTHER FUND.

        To request an exchange, an investor must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange, the investor must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this Privilege. The Telephone Exchange Privilege may be established for an existing account by written request, signed by all shareholders on the account, or by a separate signed Shareholder Services Form, also available by calling 1-800-645-6561. If an investor has established the Telephone Exchange Privilege, the investor may telephone exchange instructions by calling 1-800-645-6561 or, if calling from overseas, 516-794-5452. See "How to Redeem Fund Shares_ Procedures." Upon an exchange, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made: Telephone Exchange Privilege, Wire Redemption Privilege, Telephone Redemption Privilege, Dreyfus TELETRANSFER Privilege and the dividends and distributions payment option (except for Dreyfus Dividend Sweep) selected by the investor.

        Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If an investor is exchanging into a fund that charges a sales load, the investor may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares of the Fund from which the investor is exchanging were:
(a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of the exchange the investor must notify the Transfer Agent or the investor's Service Agent must notify the Distributor. Any such qualification is subject to confirmation of the investor's holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the Securities and Exchange Commission.
The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders. See "Dividends, Distributions and Taxes."

DREYFUS AUTO-EXCHANGE PRIVILEGE

        Dreyfus Auto-Exchange Privilege enables a shareholder to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Portfolio, in shares of the same class of another Portfolio or shares of other funds in the Dreyfus Family of Funds of which such shareholder is currently an investor. WITH RESPECT TO CLASS R SHARES HELD BY RETIREMENT PLANS, EXCHANGES PURSUANT TO THE DREYFUS AUTO-EXCHANGE PRIVILEGE MAY BE MADE ONLY BETWEEN A SHAREHOLDER'S RETIREMENT PLAN ACCOUNT IN ONE FUND AND SUCH SHAREHOLDER'S RETIREMENT PLAN ACCOUNT IN ANOTHER FUND. The amount the investor designates, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule the investor has selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or canceled by the Fund or the Transfer Agent. An investor may modify or cancel the investor's exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence , Rhode Island 02940-9671. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. See "Dividends, Distributions and Taxes.". For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain a Dreyfus Auto-Exchange Authorization Form, please call toll free 1-800-645-6561.

DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark

        Dreyfus-AUTOMATIC Asset Builder permits a shareholder to purchase Portfolio shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by the shareholder. Portfolio shares are purchased by transferring funds from the bank account designated by the shareholder. At the shareholder's option, the bank account designated by the shareholder will be debited in the specified amount, and Portfolio shares will be purchased, once a month, on either the first or fifteenth day, or twice a month, on both days. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, the shareholder must file an authorization form with the Transfer Agent. Shareholders may obtain the necessary authorization form by calling 1-800-645-6561. A shareholder may cancel his participation in this Privilege or change the amount of purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427, and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated. See "Dividends, Distributions and Taxes."

DREYFUS GOVERNMENT DIRECT DEPOSIT PRIVILEGE
        Dreyfus Government Direct Deposit Privilege enables a shareholder to purchase Portfolio shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government automatically deposited into such shareholder's Fund account. A shareholder may deposit as much of such payments as such shareholder elects. To enroll in Dreyfus Government Direct Deposit, the shareholder must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that the shareholder desires to include in this Privilege. The appropriate form may be obtained by calling 1-800-645-6561. Death or legal incapacity will terminate a shareholder's participation in this Privilege. A shareholder may elect at any time to terminate his participation by notifying in writing the appropriate Federal agency. Further, the Fund may terminate a shareholder's participation upon 30 days' notice to such shareholder.

DREYFUS PAYROLL SAVINGS PLAN
        Dreyfus Payroll Savings Plan permits a shareholder to purchase Portfolio shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon the direct deposit program of the shareholder's employer, a shareholder may have part or all of his paycheck transferred to his existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Dreyfus Payroll Savings Plan account, the shareholder must file an authorization form with his employer's payroll department. The shareholder's employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. A shareholder may obtain the necessary authorization form by calling 1-800-645-6561. A shareholder may change the amount of purchase or cancel the authorization only by written notification to the shareholder's employer. It is the sole responsibility of the shareholder's employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Dreyfus Payroll Savings Plan. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for this Privilege. DREYFUS STEP PROGRAM
        Dreyfus Step Program enables a shareholder to purchase Investor Class shares without regard to the Fund's minimum initial investment requirements through Dreyfus-AUTOMATIC Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, a shareholder must supply the necessary information on the Fund's Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620. A shareholder may terminate participation in this Program at any time by discontinuing participation in Dreyfus-AUTOMATIC Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s). The Fund may modify or terminate this Program at any time. Investors who wish to purchase Fund shares through the Dreyfus Step Program in conjunction with a Dreyfus-sponsored retirement plan may do so only for IRAs, SEP-IRAs and IRA "Rollover Accounts."
DREYFUS DIVIDEND OPTIONS
        Dreyfus Dividend Sweep enables a shareholder to invest automatically dividends or dividends and capital gain distributions, if any, paid by a Portfolio in shares of the same class of another Portfolio or other funds in the Dreyfus Family of Funds of which the shareholder is an investor. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If the shareholder is investing in a fund that charges a sales load, such shareholder may qualify for share prices which do not include the sales load or which reflect a reduced sales load. See "Shareholder Services" in the Statement of Additional Information. Dreyfus Dividend ACH permits a shareholder to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.
        For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dreyfus Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans or IRAs are not eligible for Dreyfus Dividend Sweep.
AUTOMATIC WITHDRAWAL PLAN
        The Automatic Withdrawal Plan permits a shareholder to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if such shareholder has a $5,000 minimum account. Particular Retirement Plans, including Dreyfus sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different than the Automatic Withdrawal Plan. An application for the Automatic Withdrawal Plan can be obtained by calling 1-800-645-6561. There is a service charge of 50cents for each withdrawal check. The Automatic Withdrawal Plan may be ended at any time by the shareholder, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.
RETIREMENT PLANS
        The Fund offers a variety of pension and profit-sharing plans, including Keogh Plans, IRAs, SEP-IRAs and IRA "Rollover Accounts," 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. An investor can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800-358-5566; for IRAs and IRA "Rollover Accounts," please call 1-800-645-6561; for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.

                         HOW TO REDEEM FUND SHARES
GENERAL
        Shareholders may request redemption of their shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form, the Portfolio will redeem the shares at the next determined net asset value.
        The Fund imposes no charges when shares are redeemed. Service Agents or other institutions may charge their clients a nominal fee for effecting redemptions of Portfolio shares. Any certificates representing Portfolio shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Portfolio's then-current net asset value.
        Distributions from qualified Retirement Plans and certain non-qualified deferred compensation plans, except distributions representing returns of non-deductible contributions to the Retirement Plan, generally are taxable income to the participant. Distributions from such a Retirement Plan to a participant prior to the time the participant reaches age 59-1/2 or becomes permanently disabled may subject the participant to an additional 10% penalty tax imposed by the IRS. Participants should consult their tax advisers concerning the timing and consequences of distributions from a Retirement Plan. Participants in qualified Retirement Plans will receive a disclosure statement describing the consequences of a distribution from such a Plan from the administrator, trustee or custodian of the Plan, before receiving the distribution. The Fund will not report to the IRS redemptions of Portfolio shares by qualified Retirement Plans or certain non-qualified deferred compensation plans. The administrator, trustee or custodian of such Retirement Plans will be responsible for reporting distributions from such Plans to the IRS.
        The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF AN INVESTOR HAS PURCHASED PORTFOLIO SHARES BY CHECK,
BY DREYFUS TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER AND SUBSEQUENTLY SUBMITS A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO THE INVESTOR PROMPTLY UPON BANK CLEARANCE OF
THE INVESTOR'S PURCHASE CHECK, DREYFUS TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE OR PURSUANT TO THE DREYFUS TELETRANSFER PRIVILEGE FOR A PERIOD OF EIGHT BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE DREYFUS TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF THE INVESTOR'S SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF THE INVESTOR OTHERWISE HAS A SUFFICIENT COLLECTED BALANCE IN
THE INVESTOR'S ACCOUNT TO COVER THE REDEMPTION REQUEST. PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND THE INVESTOR WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Portfolio shares will not be redeemed until the Transfer Agent has received the investor's Account Application.
        The Fund reserves the right to redeem an investor's account at its option upon not less than 45 days' written notice if the net asset value of the investor's account is $500 or less and remains so during the notice period.
PROCEDURES

        Investors may redeem shares by using the regular redemption procedure through the Transfer Agent, or, if the investor has checked the appropriate box and supplied the necessary information on the Account Application or has filed a Shareholder Services Form with the Transfer Agent, through the Wire Redemption Privilege, the Telephone Redemption Privilege, or, for Investor Class shares only, the Dreyfus TELETRANSFER Privilege. Other redemption procedures may be in effect for clients of certain Service Agents and institutions. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by wire or telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption Privilege at any time or charge a service fee upon notice to shareholders. No such fee is currently contemplated.

        Investors may redeem Portfolio shares by telephone if they have checked the appropriate box on the Fund's Account Application or have filed a Shareholder Services Form with the Transfer Agent. If an investor selects the telephone redemption privilege or telephone exchange privilege (which is granted automatically unless the investor refuses it), such investor authorizes the Transfer Agent to act on telephone instructions from any person representing himself or herself to be the investor, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.
        During times of drastic economic or market conditions, investors may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of Portfolio shares. In such cases, investors should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in an investor's redemption request being processed at a later time than it would have been if telephone redemption had been used. During the delay, the Portfolio's net asset value may fluctuate.

REGULAR REDEMPTION -- Under the regular redemption procedure, an investor may redeem his shares by written request mailed to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box 6427, Providence, Rhode Island 02940-6427. Redemption requests may be delivered in person only to a Dreyfus Financial Center. THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information."

        Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. For more information with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."
        Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.

WIRE REDEMPTION PRIVILEGE -- An investor may request by wire or telephone that redemption proceeds (minimum $1,000) be wired to the investor's account at a bank which is a member of the Federal Reserve System, or a correspondent bank if the investor's bank is not a member. An investor also may direct that redemption proceeds be paid by check (maximum $150,000 per day) made out to the owners of record and mailed to the investor's address. Redemption proceeds of less than $1,000 will be paid automatically by check. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. An investor may telephone redemption requests by calling 1-800-645-6561 or, if calling from overseas, 516-794-5452. The Statement of Additional Information sets forth instructions for transmitting redemption requests by wire. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for this Privilege.

TELEPHONE REDEMPTION PRIVILEGE -- An investor may request by telephone that redemption proceeds (maximum $150,000 per day) be paid by check and mailed to the investor's address. An investor may telephone redemption instructions by calling 1-800-645-6561 or, if calling from overseas, 516-794-5452. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for this Privilege.

DREYFUS TELETRANSFER PRIVILEGE -- INVESTOR CLASS -- An investor may request by telephone that redemption proceeds (minimum $500 per day) be transferred between the investor's Fund account and the investor's bank account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be designated. Redemption proceeds will be on deposit in the investor's account at an Automated Clearing House member bank ordinarily two days after receipt of the redemption request or, at the investor's request, paid by check (maximum $150,000 per day) and mailed to the investor's address. Holders of jointly registered Fund or bank accounts may redeem through the Dreyfus TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period.

        If an investor has selected the Dreyfus TELETRANSFER Privilege, the investor may request a Dreyfus TELETRANSFER redemption of shares by telephoning 1-800-645-6561 or, if calling from overseas, 516-794-5452. Shares held under Keogh Plans, IRAs or other retirement plans, and shares issued in certificate form, are not eligible for this Privilege.

                       SHAREHOLDER SERVICES PLAN
                         (INVESTOR CLASS ONLY)
        The Fund has adopted a Shareholder Services Plan, pursuant to which it pays the Distributor for the provision of certain services to each Portfolio's Investor Class shareholders a fee at an annual rate of .25 of 1% of the value of the average daily net assets of the Portfolio's Investor Class Shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.
                         DIVIDENDS, DISTRIBUTIONS AND TAXES

        Under the Code, each Portfolio is treated as a separate corporation for purposes of qualification and taxation as a regulated investment company. Each Portfolio ordinarily pays dividends from its net investment income and distributes net realized securities gains, if any, once a year, but it may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. No Portfolio will make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. Investors may choose whether to receive dividends and distributions in cash or to reinvest in additional Portfolio shares. Dividends and distributions paid in cash to Retirement Plans, however, may be subject to additional tax as described below. All expenses are accrued daily and deducted before declaration of dividends to investors. Dividends paid by each Class will be calculated at the same time and in the same manner and will be of the same amount, except that the expenses attributable solely to the Investor Class or Class R will be borne exclusively by such Class. Investor Class shares will receive lower per share dividends than Class R shares because of the higher expenses borne by the Investor Class. See "Annual Fund Operating Expenses."

        Dividends paid by a Portfolio to qualified Retirement Plans or certain non-qualified deferred compensation plans ordinarily will not be subject to taxation until the proceeds are distributed from the Retirement Plan. The Fund will not report dividends paid to such Plans to the IRS. Generally, distributions from such Retirement Plans, except those representing returns of non-deductible contributions thereto, will be taxable as ordinary income and, if made prior to the time the participant reaches age 59-1/2, generally will be subject to an additional tax equal to 10% of the taxable portion of the distribution. If the distribution from such a Retirement Plan (other than certain governmental or church plans) for any taxable year following the year in which the participant reaches age 70-1/2 is less than the "minimum required distribution" for that taxable year, an excise tax equal to 50% of the deficiency may be imposed by the IRS. The administrator, trustee or custodian of such a Retirement Plan will be responsible for reporting distributions from such Plans to the IRS. Participants in qualified Retirement Plans will receive a disclosure statement describing the consequences of a distribution from such a Plan from the administrator, trustee or custodian of the Plan prior to receiving the distribution. Moreover, certain contributions to a qualified Retirement Plan in excess of the amounts permitted by law may be subject to an excise tax.
        Dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by a Portfolio will be taxable to U.S. shareholders and to certain non-qualified Retirement Plans as ordinary income whether received in cash or reinvested in Portfolio shares. Distributions from net realized long-term securities gains of a Portfolio will be taxable to U.S. shareholders and to certain non-qualified Retirement Plans as long-term capital gains for Federal income tax purposes, regardless of how long shareholders have held their Portfolio shares and whether such distributions are received in cash or reinvested in Portfolio shares. The Code provides that the net capital gain of an individual generally will not be subject to Federal income tax at a rate in excess of 28%. Dividends and distributions may be subject to state and local taxes.
        Dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds, paid by a Portfolio to a foreign investor generally are subject to U.S. non-resident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by a Portfolio to a foreign investor as well as the proceeds of any redemptions from a foreign investor's account, regardless of the extent to which gain or loss may be realized, generally will not be subject to U.S. nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.

        The exchange of shares of one fund or portfolio for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize, or an exchange on behalf of a Retirement Plan which is not tax exempt may result in, a taxable gain or loss.

        Notice as to the tax status of dividends and distributions will be mailed to investors annually. Investors also will receive periodic summaries of their account which will include information as to dividends and distributions from securities gains, if any, paid during the year. Participants in a Retirement Plan should receive periodic statements from the trustee, custodian or administrator of their Plan.
        With respect to individual investors and certain non-qualified Retirement Plans, Federal regulations generally require the Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends, distributions from net realized securities gains and the proceeds of any redemption, regardless of the extent to which gain or loss may be realized, paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify a Portfolio to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.
        A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

        Management of the Fund believes that each Portfolio has qualified for the fiscal year ended September 30, 1995 as a "regulated investment company" under the Code. Each Portfolio intends to continue to so qualify if such qualification is in the best interests of its shareholders. Such qualification relieves the Portfolio of any liability for Federal income tax to the extent its earnings are distributed in accordance with applicable provisions of the Code. In addition, each Portfolio is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

        Investors should consult their tax advisers regarding specific questions as to Federal, state or local taxes.
                       PERFORMANCE INFORMATION
        For purposes of advertising, performance for each Class may be calculated on the basis of average annual total return and/or total return. These total return figures reflect changes in the price of the shares and assume that any income dividends and/or capital gains distributions made by the Portfolio during the measuring period were reinvested in shares of the same Class. These figures also take into account any applicable shareholder services fees. As a result, at any given time, the performance of the Investor Class should be expected to be lower than that of Class R. Performance for each Class will be calculated separately.

        Average annual total return is calculated pursuant to a standardized formula which assumes that an investment in the Portfolio was purchased with an initial payment of $1,000 and that the investment was redeemed at the end of a stated period of time, after giving effect to the reinvestment of dividends and distributions during the period. The return is expressed as a percentage rate which, if applied on a compounded annual basis, would result in the redeemable value of the investment at the end of the period. Advertisements of each Portfolio's performance will include the Portfolio's average annual total return for one, five and ten year periods, or for shorter periods depending upon the length of time during which the Portfolio has operated.

        Total return is computed on a per share basis and assumes the reinvestment of dividends and distributions. Total return generally is expressed as a percentage rate which is calculated by combining the income and principal changes for a specified period and dividing by the net asset value per share at the beginning of the period. Advertisements may include the percentage rate of total return or may include the value of a hypothetical investment at the end of the period which assumes the application of the percentage rate of total return.

        Performance will vary from time to time and past results are not necessarily representative of future results. Investors should remember that performance is a function of portfolio management in selecting the type and quality of portfolio securities and is affected by operating expenses. Performance information, such as that described above, may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance.

        Comparative performance information may be used from time to time in advertising or marketing the Fund's shares, including data from Lipper Analytical Services, Inc., Morningstar, Inc., Russell 2000 Index, Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average and other industry publications.
                         GENERAL INFORMATION

        The Fund was organized as a corporation under the laws of Maryland on July 15, 1993, and commenced operations on March 31, 1995. The Fund is authorized to issue 300 million shares of Common Stock (with 100 million shares allocated to each Portfolio), par value $.001 per share. Each Portfolio's shares are classified into two classes_Investor Class and Class R. Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law. However, only holders of Investor Class shares will be entitled to vote on matters submitted to shareholders pertaining to the Shareholder Services Plan.

        Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Directors or the appointment of auditors. However, pursuant to the Fund's By-Laws, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Director from office and for any other purpose. Fund shareholders may remove a Director by the affirmative vote of a majority of the Fund's outstanding voting shares. In addition, the Board of Directors will call a meeting of shareholders for the purpose of electing Directors if, at any time, less than a majority of the Directors then holding office have been elected by shareholders.

        The Fund is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one Portfolio is not deemed to be a shareholder of any other Portfolio. For certain matters Fund shareholders vote together as a group; as to others they vote separately by Portfolio.

        To date, the Fund's Board has authorized the creation of three series of shares. All consideration received by the Fund for shares of one of the Portfolios and all assets in which such consideration is invested will belong to that Portfolio (subject only to the rights of creditors of the Fund) and will be subject to the liabilities related thereto. The assets attributable to, and the expenses of, one Portfolio (and as to classes within a Portfolio) are treated separately from those of the other Portfolios (and classes). The Fund has the ability to create from time to time, new portfolios of shares without shareholder approval.

        The Transfer Agent maintains a record of your ownership and will send you confirmations and statements of account.

        Shareholder inquiries may be made by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800-645-6561. In New York City, call 1-718-895-1206; outside the U.S. and Canada, call 516-794-5452.

                           APPENDIX

INVESTMENT TECHNIQUES FOREIGN CURRENCY TRANSACTIONS (GROWTH AND INCOME AND GROWTH PORTFOLIOS ONLY) -- Foreign currency transactions may be entered into for a variety of purposes, including: to fix in U.S. dollars, between trade and settlement date, the value of a security the Portfolio has agreed to buy or sell; or to hedge the U.S. dollar value of securities the Portfolio already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated; or to gain exposure to the foreign currency in an attempt to realize gains.

        Foreign currency transactions may involve, for example, the Portfolio's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Portfolio agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Portfolio contracted to receive in the exchange. The Portfolio's success in these transactions will depend principally on the Advisers' ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

BORROWING MONEY -- Each Portfolio is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 331/3% of the value of such company's total assets. Each Portfolio currently intends to borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the Portfolio's total assets, the Portfolio will not make any additional investments.

USE OF DERIVATIVES -- Although neither the Fund nor a Portfolio will be a commodity pool, Derivatives subject the Portfolio to the rules of the Commodity Futures Trading Commission which limit the extent to which the Portfolio can invest in certain Derivatives. Each Portfolio may invest in futures contracts and options with respect thereto for hedging purposes without limit. However, none of the Portfolios may invest in such contracts and options for other purposes if the sum of the amount of initial margin deposits and premiums paid for unexpired options with respect to such contracts, other than bona fide hedging purposes, exceed 5% of the liquidation value of the Portfolio's assets, after taking into account unrealized losses on such contracts and options; provided, however, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation.

        Each Portfolio may invest up to 5% of its asset, represented by the premium paid, in the purchase of call and put options. Each Portfolio may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. When required by the Securities and Exchange Commission, the Portfolio will set aside permissible liquid assets in a segregated account to cover its obligations relating to its purchase of Derivatives. To maintain this required cover, a Portfolio may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a Derivative position at a reasonable price.

        Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Portfolio's performance.

        If a Portfolio invests in Derivatives at inappropriate times or judges market conditions incorrectly, such investments may lower the Portfolio's return or result in a loss. The Portfolio also could experience losses it its Derivatives were poorly correlated with its other investments, or if the Portfolio were unable to liquidate its position because of an illiquid secondary market. The market for many
Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid an unpredictable changes in their prices for Derivatives.

LENDING PORTFOLIO SECURITIES -- Each Portfolio may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Portfolio continues to be entitled to payments in amounts equal to the interest or other distributions payable on the loaned securities. Loans of portfolio securities afford the Portfolio an opportunity to earn interest on the amount of the loan and at the same time to earn income on the loaned securities' collateral. Loans of portfolio securities may not exceed 331/3% of the value of the Portfolio's total assets. In connection with such loans, the Portfolio will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Such loans are terminable by the Portfolio at any time upon specified notice. The Portfolio might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Portfolio.

FORWARD COMMITMENTS -- Each Portfolio may purchase securities on a forward commitment or when-issued basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate that will be received on a forward commitment or when-issued security are fixed at the time the Portfolio enters into the commitment. However, the Portfolio does not make a payment until it receives delivery from the other party to the transaction. The Portfolio will make commitments to purchase such securities only with the intention of actually acquiring the securities, but a Portfolio may sell these securities before the settlement date if it is deemed advisable. A segregated account of the Portfolio consisting of cash, cash equivalents or U.S. Government securities or other high quality liquid debt securities at least equal at all times to the amount of the commitments will be established and maintained at the Fund's custodian bank.

CERTAIN PORTFOLIO SECURITIES MONEY MARKET INSTRUMENTS -- Each
Portfolio may invest, in the circumstances described under "Description of the Fund -- Management Policies," in the following types of money market instruments.

         U.S. GOVERNMENT SECURITIES. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities that differ in the interest rates, maturities and time of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities, are supported by the full faith and credit of the U.S. Treasury; others, by the right of the issuer to borrow from the U.S. Treasury; others, by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, because the U.S. Government is not obligated to do so by law.

         REPURCHASE AGREEMENTS. In a repurchase agreement a Portfolio buys and the seller agrees to repurchase, security at a mutually agreed upon time and price (usually seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Portfolio's ability to dispose of the underlying securities. Each Portfolio may enter into repurchase agreements with certain banks or non-bank dealers.

         BANK OBLIGATIONS. Each Portfolio may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, the Portfolio may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers.

         Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

         Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate.

        Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER. Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by a Portfolio will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower than Prime-1 by Moody's, A-1 by S&P, F-1 by Fitch or Duff-1 by Duff, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA- by S&P, Fitch or Duff, or (c) if unrated, determined by the Advisers to be of comparable quality to those rated obligations which may be purchased by the Portfolio.

ZERO COUPON SECURITIES -- Each Portfolio may invest in zero coupon U.S. Treasury securities, which are Treasury Notes and Bonds that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. Each Portfolio also may invest in zero coupon securities issued by corporations and financial institutions which constitute a proportionate ownership of the issuer's pool of underlying U.S. Treasury securities. A zero coupon security pays no interest to its holder during its life and is sold at a discount to its face value at maturity. The amount of the discount fluctuates with the market price of the security. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to a greater degree to changes in interest rates than non-zero coupon securities having similar maturities and credit qualities.

FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES -- Each of the Growth and Income Portfolio and Growth Portfolio may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by the Advisers to be of comparable quality to the other obligations in which the Portfolio may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies.

AMERICAN, EUROPEAN AND CONTINENTAL DEPOSITARY RECEIPTS -- Each of the Growth and Income Portfolio and Growth Portfolio may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and EDRs and CDRs in bearer form are designed for use in Europe.

INVESTMENT COMPANIES -- Each Portfolio may invest in securities issued by other investment companies to the extent consistent with its investment objective. Under the 1940 Act, the Portfolio's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Portfolio's net assets with respect to any one investment company and (iii) 10% of the Portfolio's net assets in the aggregate. Investments in the securities of other investment companies may involve duplication of advisory fees and certain other expenses.

ILLIQUID SECURITIES -- Each Portfolio may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Portfolio's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, certain privately negotiated non-exchange traded options and securities used to cover such options. As to these securities, a Portfolio is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Portfolio's net assets could be adversely affected.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                                            December 1, 1995
                        DREYFUS ASSET ALLOCATION
                               FUND, INC.
                         SUPPLEMENT TO PROSPECTUS
                        DATED SEPTEMBER 1, 1995
        THE FOLLOWING INFORMATION SUPPLEMENTS OR REPLACES THE INFORMATION CONTAINED IN THE SECTIONS OF THE FUND'S PROSPECTUS ENTITLED "MANAGEMENT OF THE FUND," "HOW TO BUY FUND SHARES," "SHAREHOLDER SERVICES," AND "HOW TO REDEEM FUND SHARES":
        Dreyfus Transfer, Inc., a wholly-owned subsidiary of The Dreyfus Corporation, is located at One American Express Plaza, Providence, Rhode Island 02903, and serves as the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent").
        Effective January 1, 1996, the telephone number for the following transactions is 1-800-645-6561 or, if you are calling from overseas, 516-794-5452:
        *      Dreyfus TELETRANSFER Privilege
        *      Telephone Exchange Privilege
        *      Wire Redemption Privilege
        *      Telephone Redemption Privilege

PROSPECTUS                                 SEPTEMBER 1, 1995
                        DREYFUS ASSET ALLOCATION FUND, INC.
________________________________________________________________
        DREYFUS ASSET ALLOCATION FUND, INC. (THE "FUND") IS AN OPEN-END, NON-DIVERSIFIED MANAGEMENT INVESTMENT COMPANY, KNOWN AS A MUTUAL FUND. THE FUND PERMITS YOU TO INVEST IN THREE SEPARATE NON-DIVERSIFIED PORTFOLIOS (EACH, A "PORTFOLIO"):
DREYFUS TOTAL RETURN PORTFOLIO, WHICH SEEKS TO
MAXIMIZE TOTAL RETURN; DREYFUS INCOME PORTFOLIO, WHICH SEEKS TO MAXIMIZE CURRENT INCOME, WITH A SECONDARY GOAL OF CAPITAL APPRECIATION; AND DREYFUS GROWTH PORTFOLIO, WHICH SEEKS CAPITAL APPRECIATION. EACH PORTFOLIO WILL FOLLOW AN INVESTMENT STRATEGY THAT ACTIVELY ALLOCATES THE PORTFOLIO'S ASSETS
AMONG COMMON STOCKS, U.S. TREASURY NOTES AND BONDS AND SHORT-TERM MONEY MARKET INSTRUMENTS. IN ADDITION TO USUAL INVESTMENT PRACTICES, EACH PORTFOLIO
MAY USE SPECULATIVE INVESTMENT TECHNIQUES SUCH AS SHORT-SELLING, BORROWING FOR INVESTMENT PURPOSES, AND FUTURES AND OPTIONS TRANSACTIONS.
        YOU CAN INVEST, REINVEST OR REDEEM SHARES AT ANY TIME WITHOUT CHARGE OR PENALTY. YOU CAN PURCHASE OR REDEEM SHARES BY TELEPHONE USING DREYFUS TELE-TRANSFER.
        THE DREYFUS CORPORATION PROFESSIONALLY MANAGES EACH
PORTFOLIO.
        THIS PROSPECTUS SETS FORTH CONCISELY INFORMATION ABOUT THE FUND THAT YOU SHOULD KNOW BEFORE INVESTING. IT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

        THE STATEMENT OF ADDITIONAL INFORMATION, DATED SEPTEMBER 1, 1995, WHICH MAY BE REVISED FROM TIME TO TIME, PROVIDES A FURTHER DISCUSSION OF CERTAIN AREAS IN THIS PROSPECTUS AND OTHER MATTERS WHICH MAY BE OF INTEREST TO SOME INVESTORS. IT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS INCORPORATED HEREIN BY REFERENCE. FOR A FREE COPY, WRITE
TO THE FUND AT 144 GLENN CURTISS BOULEVARD, UNIONDALE, NEW YORK 11556-0144, OR CALL 1-800-645-6561. WHEN TELEPHONING, ASK FOR OPERATOR 144.

        MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.
THE NET ASSET VALUE OF FUNDS OF THIS TYPE WILL FLUCTUATE FROM
TIME TO TIME.
________________________________________________________________
                         TABLE OF CONTENTS

                                                    Page

        Annual Fund Operating Expenses............   3
        Condensed Financial Information...........   4
        Description of the Fund...................   4
        Management of the Fund....................   14
        How to Buy Fund Shares....................   16
        Shareholder Services......................   18
        How to Redeem Fund Shares ................   21
        Shareholder Services Plan.................   23
        Dividends, Distributions and Taxes........   24
        Performance Information...................   25
        General Information.......................   25

________________________________________________________________
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
________________________________________________________________
[This Page Intentionally Left Blank]


                                                                ANNUAL FUND OPERATING EXPENSES
                                                       (as a percentage of average daily net assets)
                                                                                   Dreyfus            Dreyfus        Dreyfus
                                                                                Total Return          Income           Growth
                                                                                  Portfolio          Portfolio     Portfolio
                                                                               ______________      ____________     _________
        Management Fees........................................................      .75%               .75%           .75%
        Other Expenses.........................................................      .69%              1.75%           1.75%
        Total Operating Expenses...............................................     1.44%              2.50%           2.50%
Example:
        You would pay the following expenses on a $1,000
        investment, assuming (1) 5% annual return and (2)
        redemption at the end of each time period:
        1 YEAR.................................................................    $  15                $  25            $  25
        3 YEARS................................................................    $  46                $  78            $  78
        5 YEARS................................................................    $  79                $ 133            $ 133
        10 YEARS...............................................................    $ 172                $ 284            $ 284

------------------------------------------------------------------------------------------
        THE AMOUNTS LISTED IN THE EXAMPLE SHOULD NOT BE CONSIDERED AS REPRESEN-TATIVE OF
PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE INDICATED.
MOREOVER, WHILE THE EXAMPLE ASSUMES A 5% ANNUAL RETURN, EACH PORTFOLIO'S ACTUAL PERFORMANCE
WILL VARY AND MAY RESULT IN AN ACTUAL RETURN GREATER OR LESS THAN 5%.
--------------------------------------------------------------------------------------------

        The purpose of the foregoing table is to assist you in understanding the various costs and expenses borne by the Fund, and therefore indirectly by investors, the payment of which will reduce investors' return on an annual basis. Other Expenses and Total Operating Expenses for the Dreyfus Income Portfolio and Dreyfus Growth Portfolio are based on estimated amounts for the current fiscal year. The information in the foregoing table has been restated to reflect the Fund's termination of its Rule 12b-1 Plan, but does not reflect any fee waivers or expense reimbursement arrangements that may be in effect. You can purchase Portfolio shares without charge directly from the Fund's distributor; you may be charged a nominal fee if you effect transactions in Fund shares through a securities dealer, bank or other financial institution. See "Management of the Fund," "How to Buy Fund Shares" and "Shareholder Services Plan."

                          CONDENSED FINANCIAL INFORMATION
        The information in the following table has been audited by Ernst & Young LLP, the Fund's independent auditors, whose report thereon appears in the Statement of Additional Information. Further financial data and related notes for each Portfolio are included in the Statement of Additional Information, available upon request.

                               FINANCIAL HIGHLIGHTS

        Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each Portfolio for the periods indicated. This information has been derived from the Fund's financial statements.

                                                            DREYFUS                          DREYFUS                   DREYFUS
                                                          TOTAL RETURN                       INCOME                    GROWTH
                                                           PORTFOLIO                        PORTFOLIO                PORTFOLIO
                                            ___________________________________   ___________________________   __________________
                                               YEAR ENDED          YEAR ENDED              YEAR ENDED               YEAR ENDED
                                            APRIL 30, 1994(1)   APRIL 30, 1995          APRIL 30, 1995(2)        APRIL 30, 1995(2)
                                            __________________  _______________   ___________________________   __________________
PER SHARE DATA:
  Net asset value, beginning of period......   $12.50              $12.49                   $12.50                    $12.50
                                               ___________        ____________              _____________            _____________
  INVESTMENT OPERATIONS:
  Investment income-net ....................      .24                 .39                      .20                       .45
  Net realized and unrealized gain (loss)
on investments                                   (.11)               1.35                     1.18                       .24
                                               ___________        ____________              _____________            _____________
TOTAL FROM INVESTMENT OPERATIONS............      .13                1.74                     1.38                       .69
                                               ___________        ____________              _____________            _____________
DISTRIBUTIONS:
Dividends from investment income-net........     (.13)               (.37)                    (.17)                     (.03)
Dividends from net realized gain
on investments                                   (.01)               (.05)                      --                        --
                                               ___________        ____________              _____________            _____________
  TOTAL DISTRIBUTIONS.......................     (.14)               (.42)                    (.17)                     (.03)
                                               ___________        ____________              _____________            _____________
Net asset value, end of period..............   $12.49               $13.81                  $13.71                    $13.16
                                               ___________        ____________              _____________            _____________
TOTAL INVESTMENT RETURN.....................      .99%(3)            14.22%                  11.14%(3)                  5.53%(3)
RATIOS / SUPPLEMENTAL DATA:
  Ratio of expenses to average net assets...      .16%(3)              .67%                   1.40%(3)                  1.40%(3)
  Ratio of net investment income to
average net assets                               2.48%(3)             3.00%                   1.60%(3)                  3.91%(3)
  Decrease reflected in above expense ratios
due to undertakings by The Dreyfus
Corporation...                                   1.58%(3)             1.27%                   1.60%(3)                  4.63%(3)
  Portfolio Turnover Rate...................      -                 160.11%                  94.33%(3)                497.41%(3)
  Net Assets, end of period (000's omitted).     $51,063           $56,639                  $1,386                    $1,368

(1). From July 1, 1993 (commencement of operations) through
April 30, 1994.
(2). From October 18, 1994 (commencement of operations) through
April 30, 1995.
(3) Not annualized.

        Further information about the performance of each Portfolio is contained in the Fund's annual report which may be obtained without charge by writing to the address or calling the number set forth on the cover page of this Prospectus.

             DESCRIPTION OF THE FUND
GENERAL
        The Fund is a "series fund," which is a mutual fund divided into separate portfolios. Each Portfolio is treated as a separate entity for certain matters under the Investment Company Act of 1940 and for other purposes, and a shareholder of one Portfolio is not deemed to be a shareholder of any other Portfolio. As described below, for certain matters
Fund shareholders vote together as a group; as to others they vote separately by Portfolio.

INVESTMENT OBJECTIVES
        Dreyfus Total Return Portfolio seeks to maximize total return, consisting of capital appreciation and current income. Dreyfus Income Portfolio seeks to maximize current income, with a secondary goal of capital appreciation. Dreyfus Growth Portfolio seeks capital appreciation. Each Portfolio's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940) of such Portfolio's outstanding voting shares. There can be no assurance that a Portfolio's investment objective will be achieved.

MANAGEMENT POLICIES
        Each Portfolio seeks to achieve its investment objective by following an asset allocation strategy that contemplates shifts, which may be frequent, among common stocks, U.S. Treasury Notes and Bonds with remaining maturities at the time of purchase of at least one year, and short-term money market instruments. The Portfolios differ only with respect to their asset class weightings and, in the case of the Dreyfus Growth Portfolio, the types of common stocks in which it may invest.
        The following table sets forth for each Portfolio the asset classes, benchmark percentages and asset class strategy ranges within which The Dreyfus Corporation intends to manage the Portfolio's assets:

                                        DREYFUS TOTAL                 DREYFUS INCOME                       DREYFUS GROWTH
                                      RETURN PORTFOLIO                   PORTFOLIO                           PORTFOLIO
                                 __________________________     ___________________________         ___________________________
ASSET                            BENCHMARK        STRATEGY       BENCHMARK        STRATEGY           BENCHMARK       STRATEGY
CLASS                            PERCENTAGE         RANGE       PERCENTAGE          RANGE           PERCENTAGE         RANGE
______                           ___________    ___________     ___________       _________         ___________      __________
Common Stocks                       55%           40-70%            35%            25-45%               80%           65-95%
U.S. Treasury Notes and
Bonds                               35%           25-50%            55%            45-70%               -               -
Short-Term Money Market
Instruments                         10%            0-15%            10%            0-15%                -               -
Debt Instruments (consisting         -               -               -              -                   20%            5-35%
of U.S. Treasury Notes and
Bonds and Short-Term Money
Market Instruments)

        The Dreyfus Corporation has broad latitude in selecting the class of investments and market sectors in which each Portfolio will invest. Under normal market conditions, The Dreyfus Corporation expects to adhere to the asset class strategy ranges set forth above; however, it reserves the right to vary the asset class mix and the percentage of securities invested in any asset class or market from the benchmark percentages and asset class strategy ranges set forth above as the risk/return characteristics of either markets or asset classes, as assessed by The Dreyfus Corporation, vary over time.
None of the Portfolios will be managed as a balanced portfolio. The asset allocation mix for each Portfolio will be determined by The Dreyfus Corporation at any given time in light of its assessment of current economic conditions and investment opportunities. Some of the factors that The Dreyfus
Corporation may consider in determining each Portfolio's asset allocation mix include the following: (1) level and direction of long-term interest rates versus short-term interest rates; (2) historical investment returns for each asset class in which the Portfolio can invest relative to the prevailing business cycle; and (3) general economic conditions, such as current inflation, unemployment and capacity utilization figures, that could affect investments. The asset allocation mix selected will be a primary determinant of a Portfolio's investment performance. Under certain market conditions, limiting a Portfolio's asset allocation among these asset classes may inhibit its ability to achieve its investment objective.

COMMON STOCKS _ The common stocks in which the Dreyfus Total Return Portfolio and the Dreyfus Income Portfolio invest consist of those included in the Standard & Poor's 500 Stock Index (the "S&P 500 Index").[FN] The S&P 500 Index is composed of 500 selected common stocks, most of which are listed
--------------------
 [FN] "Standard & Poor's," "S&PRegistration Mark" and "S&P 500Registration Mark" are trademarks of Standard & Poor's Corporation.

on the New York Stock Exchange. The composition of the S&P
500 Index is determined by Standard & Poor's Corporation based on such factors as the market capitalization and trading activity of each stock and its adequacy as a representative of stocks in a particular industry group, and may be changed from time to time. The common stocks in which the Dreyfus Growth Portfolio invests consist of those included in the Wilshire 5000 Index. The Wilshire
5000 Index is composed of all publicly-traded common stocks in the United States. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation or Wilshire Associates.

U.S. TREASURY NOTES AND BONDS _ Each Portfolio invests in U.S. Treasury Notes and Bonds with remaining maturities at the time of purchase by the Portfolio of at least one year. Under normal circumstances, the dollar-weighted average maturity of this portion of each Portfolio's investments is expected to range between 3 and 10 years.
MONEY MARKET INSTRUMENTS _ The short-term money market instruments in which each Portfolio invests consist of U.S. Government securities, bank obligations, including certificates of deposit, time deposits and bankers' acceptances and other short-term obligations of domestic or foreign banks, domestic savings and loan associations and other banking institutions having total assets in excess of $1 billion, commercial paper and repurchase agreements, as set forth under "Certain Portfolio Securities" below. For temporary defensive purposes, a Portfolio may invest up to 100% of its assets in money market instruments, but at no time will such Portfolio's investments in bank obligations, including time deposits, exceed 25% of its assets.
INVESTMENT TECHNIQUES
        Each Portfolio also may engage in various investment and hedging techniques such as leveraging, short-selling, options and futures transactions, and lending portfolio securities, each of which involves risk.
See "Risk Factors" below. Options and futures transactions involve so-called "derivative securities."
LEVERAGE THROUGH BORROWING _ Each Portfolio may borrow for investment purposes up to 331/3% of the value of its total assets. This borrowing, which is known as leveraging, generally will be unsecured, except to the extent a Portfolio enters into reverse repurchase agreements described below.
Leveraging will exaggerate the effect on net asset value of any increase or decrease in the market value of the Portfolio's investment securities. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by appreciation of the securities purchased; in certain cases, interest costs may exceed the return received on the securities purchased.
        Among the forms of borrowing in which each Portfolio may engage is the entry into reverse repurchase agreements with banks, brokers or dealers.
These transactions involve the transfer by a Portfolio of an underlying debt instrument in return for cash proceeds based on a percentage of the value of the security. The Portfolio retains the right to receive interest and principal payments on the security. At an agreed upon future date, the Portfolio repurchases the security at principal, plus accrued interest. In certain types of agreements, there is no agreed upon repurchase date and interest payments are calculated daily, often based on the prevailing overnight repurchase rate. SHORT-SELLING _ Each Portfolio may make short sales, which are transactions in which the Portfolio sells a security it does not own in anticipation of a decline in the market value of that security. To complete such a transaction, the Portfolio must borrow the security to make delivery to the buyer. The
Portfolio then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Portfolio. A
Portfolio will incur a loss as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Portfolio replaces the borrowed security. A Portfolio will realize a gain if the security declines in price between those dates.
        Each Portfolio may purchase call options to provide a hedge against an increase in the price of a security sold short by the Portfolio. When a Portfolio purchases a call option it has to pay a premium to the person writing the option and a commission to the broker selling the option. If the option is exercised by the Portfolio, the premium and the commission paid may be more than the amount of the brokerage commission charged if the security were to be purchased directly. See "Call and Put Options on Specific Securities" below.
        No securities will be sold short by a Portfolio if, after effect is given to any such short sale, the total market value of all securities sold short by the Portfolio would exceed 25% of the value of its net assets. No Portfolio may sell short the securities of any single issuer on a national securities exchange to the extent of more than 5% of the value of its net assets. No Portfolio may sell short the securities of any class of an issuer to the extent, at the time of the transaction, of more than 5% of the outstanding securities of that class.
        In addition to the short sales discussed above, each Portfolio may make short sales "against the box," a transaction in which the Portfolio enters into a short sale of a security which the Portfolio owns. At no time will a Portfolio have more than 15% of the value of its net assets in deposits on short sales against the box.
CALL AND PUT OPTIONS ON SPECIFIC SECURITIES _ Each Portfolio may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options in respect of specific securities (or groups or "baskets" of specific securities) in which the Portfolio may invest. Each Portfolio may write covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written.
A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at the exercise price at any time during the option period. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at the exercise price at any time during the option period. A covered call option sold by a Portfolio, which is a call option with respect to which the Portfolio owns the underlying security, exposes the Portfolio during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security which might otherwise have been sold to protect against depreciation in its market price. The principal reason for writing covered call options is to realize, through the receipt of premiums, a greater return than would be realized on the Portfolio's securities alone.
A covered put option sold by a Portfolio exposes the Portfolio during the term of the option to a decline in price of the underlying security. Similarly, the principal reason for writing covered put options is to realize income in the form of premiums. A put option sold by a Portfolio is covered when, among other things, cash or liquid securities are placed in a segregated account with the Fund's custodian to fulfill the obligation undertaken.
        To close out a position when writing covered options, a Portfolio may make a "closing purchase transaction" by purchasing an option on the same security with the same exercise price and expiration date as the option which it has previously written. To close out a position as a purchaser of an option, a Portfolio may make a "closing sale transaction," which involves liquidating the Portfolio's position by selling the option previously purchased. A Portfolio will realize a profit or loss from a closing purchase or sale transaction depending upon the difference between the amount paid to purchase an option and the amount received from the sale thereof.
        The Fund intends to treat options in respect of specific securities that are not traded on a national securities exchange and the securities underlying covered call options written by the Portfolios as illiquid securities. See "Certain Portfolio Securities_Illiquid Securities" below.
        Each Portfolio will purchase options only to the extent permitted by the policies of state securities authorities in states where shares of such Portfolio are qualified for offer and sale.
STOCK INDEX OPTIONS _ Each Portfolio may purchase and write put and call options on stock indices listed on U.S. securities exchanges or traded in the over-the-counter market. A stock index fluctuates with changes in the market values of the stocks included in the index.
        The effectiveness of purchasing or writing stock index options will depend upon the extent to which price movements in the Portfolio's investments correlate with price movements of the stock index selected.
Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether a Portfolio will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock.
Accordingly, successful use by each Portfolio of options on stock indices will be subject to The Dreyfus Corporation's ability to predict correctly movements in the direction of the stock market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual stocks.
        When a Portfolio writes an option on a stock index, the Portfolio will place in a segregated account with the Fund's custodian cash or liquid securities in an amount at least equal to the market value of the underlying stock index and will maintain the account while the option is open or otherwise will cover the transaction.
FUTURES TRANSACTIONS _ IN GENERAL _ The Fund is not a commodity pool. However, as a substitute for a comparable market position in the underlying securities or for hedging purposes, each Portfolio may engage in futures and options on futures transactions as described below.
        Each Portfolio's commodities transactions must constitute bona fide hedging or other permissible transactions pursuant to regulations promulgated by the Commodity Futures Trading Commission. In addition, a Portfolio may not engage in such transactions if the sum of the amount of initial margin deposits and premiums paid for unexpired commodity options, other than for bona fide hedging transactions, would exceed 5% of the liquidation value of the Portfolio's assets, after taking into account unrealized profits and unrealized losses on such contracts it has entered into; provided, however, that in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5%. Pursuant to regulations and/or published positions of the Securities and Exchange Commission, each Portfolio may be required to segregate cash or high quality money market instruments in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. To the extent a Portfolio engages in the use of futures and options on futures other than for bona fide hedging purposes, the Portfolio may be subject to additional risk.
        Initially, when purchasing or selling futures contracts a Portfolio will be required to deposit with the Fund's custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount. This amount is subject to change by the exchange or board of trade on which the contract is traded and members of such exchange or board of trade may impose their own higher requirements. This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract which is returned to the Portfolio upon termination of the futures position, assuming all contractual obligations have been satisfied.
Subsequent payments, known as "variation margin," to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking-to-market." At any time prior to the expiration of a futures contract, the Portfolio may elect to close the position by taking an opposite position at the then prevailing price, which will operate to terminate the Portfolio's existing position in the contract.
        Although each Portfolio intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Portfolio to substantial losses. If it is not possible, or the Portfolio determines not, to close a futures position in anticipation of adverse price movements, the Portfolio will be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of a Portfolio's securities being hedged, if any, may offset partially or completely losses on the futures contract. However, no assurance can be given that the price of the securities being hedged will correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract.
        To the extent a Portfolio is engaging in a futures transaction as a hedging device, because of the risk of an imperfect correlation between securities owned by the Portfolio that are the subject of a hedging transaction and the futures contract used as a hedging device, it is possible that the hedge will not be fully effective if, for example, losses on the portfolio securities exceed gains on the futures contract or losses on the futures contract exceed gains on the portfolio securities. For futures contracts based on indices, the risk of imperfect correlation increases as the composition of the Portfolio's securities vary from the composition of the index. In an effort to compensate for the imperfect correlation of movements in the price of the securities being hedged and movements in the price of futures contracts, the Portfolio may buy or sell futures contracts in a greater or lesser dollar amount than the dollar amount of the securities being hedged if the historical volatility of the futures contract has been less or greater than that of the securities. Such "over hedging" or "under hedging" may adversely affect a Portfolio's net investment results if the market does not move as anticipated when the hedge is established.
        Successful use of futures by a Portfolio also is subject to The Dreyfus Corporation's ability to predict correctly movements in the direction of the market or interest rates. For example, if a Portfolio has hedged against the possibility of a decline in the market adversely affecting the value of securities held in its portfolio and prices increase instead, the Portfolio will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements.The Portfolio may have to sell such securities at a time when it may be disadvantageous to do so.
        An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the option exercise period. The writer of the option is required upon exercise to assume an offsetting futures position (a short position if the option is a call and a long position if the option is a put). Upon exercise of the option, the assumption of offsetting futures positions by the writer and holder of the option will be accompanied by delivery of the accumulated cash balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract.
        Call options sold by a Portfolio with respect to futures contracts will be covered by, among other things, entering into a long position in the same contract at a price no higher than the strike price of the call option, or by ownership of the instruments underlying, or instruments the prices of which are expected to move relatively consistently with the instruments underlying, the futures contract. Put options sold by a Portfolio with respect to futures contracts will be covered in the same manner as put options on specific securities as described above.
STOCK INDEX FUTURES AND OPTIONS ON STOCK INDEX FUTURES _ Each Portfolio may purchase and sell stock index futures contracts and options on stock index futures contracts as a substitute for a comparable market position in the underlying securities or for hedging purposes.
        A stock index future obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made. With respect to stock indices that are permitted investments, each Portfolio intends to purchase and sell futures contracts on the stock index for which it can obtain the best price with consideration also given to liquidity.
        The price of stock index futures may not correlate perfectly with the movement in the stock index because of certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Secondly, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions.
INTEREST RATE FUTURES CONTRACTS AND OPTIONS ON INTEREST RATE FUTURES CONTRACTS _ Each Portfolio may invest in interest rate futures contracts and options on interest rate futures contracts as a substitute for a comparable market position or to hedge against adverse movements in interest rates.
        To the extent a Portfolio has invested in interest rate futures contracts or options on interest rate futures contracts as a substitute for a comparable market position, the Portfolio will be subject to the investment risks of having purchased the securities underlying the contract.
        Each Portfolio may purchase call options on interest rate futures contracts to hedge against a decline in interest rates and may purchase put options on interest rate futures contracts to hedge its portfolio securities against the risk of rising interest rates.
        Each Portfolio may sell call options on interest rate futures contracts to partially hedge against declining prices of its portfolio securities. If the futures price at expiration of the option is below the exercise price, the Portfolio will retain the full amount of the option premium which provides a partial hedge against any decline that may have occurred in such Portfolio's holdings. Each Portfolio may sell put options on interest rate futures contracts to hedge against increasing prices of the securities which are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Portfolio will retain the full amount of the option premium which provides a partial hedge against any increase in the price of securities which the Portfolio intends to purchase. If a put or call option sold by a Portfolio is exercised, the Portfolio will incur a loss which will be reduced by the amount of the premium it receives. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, a Portfolio's losses from existing options on futures may to some extent be reduced or increased by changes in the value of its portfolio securities.
        Each Portfolio also may sell options on interest rate futures contracts as part of closing purchase transactions to terminate its options positions. No assurance can be given that such closing transactions can be effected or that there will be a correlation between price movements in the options on interest rate futures and price movements in a Portfolio's securities which are the subject of the hedge. In addition, a Portfolio's purchase of such options will be based upon predictions as to anticipated interest rate trends, which could prove to be inaccurate.

FUTURE DEVELOPMENTS _ Each Portfolio may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other derivative investments which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Portfolio's investment objective and legally permissible for the Portfolio. Before entering into such transactions or making any such investment on behalf of a Portfolio, the Fund will provide appropriate disclosure in its prospectus or statement of additional information.

LENDING PORTFOLIO SECURITIES _ From time to time, each Portfolio may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. Such loans may not exceed 331/3% of the value of such Portfolio's total assets. In connection with such loans, the Portfolio will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Each Portfolio can increase its income through the investment of such collateral. The Portfolio engaging in the portfolio loan transaction continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned security and receives interest on the amount of the loan. Such loans will be terminable at any time upon specified notice. A Portfolio might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Portfolio.
FORWARD COMMITMENTS _ Each Portfolio may purchase debt securities on a when-issued or forward commitment basis, which means that the price is fixed at the time of commitment, but delivery and payment ordinarily take place a number of days after the date of the commitment to purchase. A Portfolio will make commitments to purchase such securities only with the intention of actually acquiring the securities, but the Portfolio may sell these securities before the settlement date if it is deemed advisable. A Portfolio will not accrue income in respect of a security purchased on a when-issued or forward commitment basis prior to its stated delivery date.
        Securities purchased on a when-issued or forward commitment basis and certain other debt securities held by the Portfolios are subject to changes in value (both generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a when-issued or forward commitment basis may expose a Portfolio to risk because they may experience such fluctuations prior to their actual delivery.
Purchasing debt securities on a when-issued or forward commitment basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. A segregated account of each Portfolio consisting of cash, cash equivalents or U.S. Government securities or other high quality liquid debt securities at least equal at all times to the amount of the when-issued or forward commitments will be established and maintained at the
Fund's custodian bank. Purchasing debt securities on a when-issued or forward commitment basis when a Portfolio is fully or almost fully invested may result in greater potential fluctuation in the value of the Portfolio's net assets and its net asset value per share.
CERTAIN PORTFOLIO SECURITIES
U.S. GOVERNMENT SECURITIES _ Each Portfolio may purchase securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities, for example, Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal Home Loan Banks, by the right of the issuer to borrow from the U.S. Treasury; others, such as those issued by the Federal National Mortgage
Association, by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as those issued by the Student Loan Marketing Association, only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, because the U.S. Government is not obligated to do so by law.
ZERO COUPON SECURITIES _ Each Portfolio may invest in zero coupon U.S. Treasury securities, which are Treasury Notes and Bonds that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. Each Portfolio also may invest in zero coupon securities issued by corporations and financial institutions which constitute a proportionate ownership of the issuer's pool of underlying U.S. Treasury securities. A zero coupon security pays no interest to its holder during its life and is sold at a discount to its face value at maturity. The amount of the discount fluctuates with the market price of the security. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are likely to respond to a greater degree to changes in interest rates than non-zero coupon securities having similar maturities and credit qualities. REPURCHASE AGREEMENTS _ Repurchase agreements involve the acquisition by a Portfolio of an underlying debt instrument, subject to an obligation of the seller to repurchase, and the Portfolio to resell, the instrument at a fixed price, usually not more than one week after its purchase. Certain costs may be incurred in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by the Portfolio may be delayed or limited.
BANK OBLIGATIONS _ Each Portfolio may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. Such risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.
        Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.
        Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by each Portfolio will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation. No Portfolio will invest more than 15% of the value of its net assets in time deposits that are illiquid and in other illiquid securities.
        Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS _ Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by a Portfolio will consist only of direct obligations which, at the time of their purchase, are
(a) rated not lower than Prime-1 by Moody's Investors Service, Inc. ("Moody's"), A-1 by Standard & Poor's Corporation ("S&P"), F-1 by Fitch Investors Service, Inc. ("Fitch") or Duff-1 by Duff & Phelps Credit Rating Co. ("Duff"), (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA- by S&P, Fitch or Duff, or (c) if unrated, determined by The Dreyfus Corporation to be of comparable quality to those rated obligations which may be purchased by the Portfolio. Each Portfolio may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals.

ILLIQUID SECURITIES _ Each Portfolio may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Portfolio's investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated non-exchange traded options and securities used to cover such options. As to these securities, a Portfolio is subject to a risk that should the Portfolio desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Portfolio's net assets could be adversely affected.

CERTAIN FUNDAMENTAL POLICIES
        Each Portfolio may (i) borrow money to the extent permitted under the Investment Company Act of 1940, which currently limits borrowing to no more than 331/3% of the value of the Portfolio's total assets; and (ii) invest up to 25% of the value of its total assets in the securities of issuers in a single industry, provided that there is no such limitation on investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. This paragraph describes fundamental policies that cannot be changed as to a Portfolio without approval by the holders of a majority (as defined in the Investment Company Act of 1940) of such Portfolio's outstanding voting shares. See "Investment Objective and Management Policies_Investment Restrictions" in the Fund's Statement of Additional Information.

RISK FACTORS
CERTAIN INVESTMENT TECHNIQUES _ The use of investment techniques such as short-selling, engaging in financial futures and options transactions, leverage through borrowing, purchasing securities on a forward commitment basis and lending portfolio securities involves greater risk than that incurred by many other funds with a similar objective. Using these techniques may produce higher than normal portfolio turnover and may affect the degree to which a Portfolio's net asset value fluctuates. Portfolio turnover may vary from year to year, as well as within a year. Higher portfolio turnover rates are likely to result in comparatively greater brokerage commissions or transaction costs. See "Portfolio Transactions" in the Fund's Statement of Additional Information.
        Each Portfolio's ability to engage in certain short-term transactions may be limited by the requirement that, to qualify as a regulated investment company, the Portfolio must earn less than 30% of its gross income from the disposition of securities held for less than three months. This 30% test limits the extent to which a Portfolio may sell securities held for less than three months, effect short sales of securities held for less than three months, write options expiring in less than three months and invest in certain futures contracts, among other strategies. However, portfolio turnover will not otherwise be a limiting factor in making investment decisions.
EQUITY SECURITIES _ Investors should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and that fluctuations can be pronounced. Changes in the value of a Portfolio's equity securities will result in changes in the value of the Portfolio's shares and thus the Portfolio's yield and total return to investors.
FIXED-INCOME SECURITIES _ Investors should be aware that even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized. The value of U.S. Treasury securities also will be affected by the supply and demand, as well as the perceived supply and demand, for such securities.
FOREIGN SECURITIES _ Since the stocks of some foreign issuers are included in the S&P 500 Index and the Wilshire 5000 Index, a Portfolio's investments may contain securities of such foreign issuers which may subject the Portfolio to additional investment risks with respect to those securities that are different in some respects from those incurred by a fund that invests only in securities of domestic issuers. Such risks include future political and economic developments, the possible imposition of withholding taxes on income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions that might adversely affect an investment in these securities and the possible seizure or nationalization of foreign deposits.
No Portfolio will invest more than 20% of the value of its assets in the common stocks of foreign issuers. See "Certain Portfolio Securities_Bank Obligations" above.
OTHER INVESTMENT CONSIDERATIONS _ Each Portfolio's net asset value per share is not fixed and should be expected to fluctuate. You should purchase
Portfolio shares only as a supplement to an overall investment program and only if you are willing to undertake the risks involved.
        Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, each Portfolio may be required to distribute such income accrued with respect to these securities and may have to dispose of such securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.
        Each Portfolio's classification as a "non-diversified" investment company means that the proportion of the Portfolio's assets that may be invested in the securities of a single issuer is not limited by the Investment Company Act of 1940. A "diversified" investment company is required by the Investment Company Act of 1940 generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer and to hold not more than 10% of the outstanding voting securities of a single issuer. However, each Portfolio intends to conduct its operations so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the
"Code"), which requires that, at the end of each quarter of its taxable year,
(i) at least 50% of the market value of the Portfolio's total assets be invested in cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Portfolio's total assets be invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies). Because a relatively high percentage of each Portfolio's assets may be invested in the securities of a limited number of issuers, some of which may be within the same industry or economic sector, the Portfolio's securities may be more susceptible to any single economic, political or regulatory occurrence than the securities of a diversified investment company.
        Investment decisions for each Portfolio are made independently from those of other investment companies advised by The Dreyfus Corporation.
However, if such other investment companies are prepared to invest in, or desire to dispose of, securities of the type in which a Portfolio invests at the same time as such Portfolio, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Portfolio or the price paid or received by the Portfolio.
                             MANAGEMENT OF THE FUND

        The Dreyfus Corporation, located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Fund's investment adviser. The Dreyfus Corporation is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of May 31, 1995, The Dreyfus Corporation managed or administered approximately $76 billion in assets for more than 1.8 million investor accounts nationwide.
        The Dreyfus Corporation supervises and assists in the overall management of the Fund's affairs under a Management Agreement with the Fund, subject to the overall authority of the Fund's Board of Directors in accordance with Maryland law. The primary portfolio manager of each Portfolio is Ernest G. Wiggins, Jr. He has held that position since May 12, 1994 and has been an employee of The Dreyfus Corporation since December 1993. From
1992 to December 1993, Mr. Wiggins was President of Gabelli International and, prior thereto, he held various positions with Fidelity Management and
Research Company. The Fund's other portfolio managers are identified in the Fund's Statement of Additional Information. The Dreyfus Corporation also provides research services for the Fund as well as for other funds advised by The Dreyfus Corporation through a professional staff of portfolio managers and securities analysts.

        Mellon is a publicly owned multibank holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets. Mellon is among the twenty-five largest bank holding companies in the United States based on total assets. Mellon's principal wholly-owned subsidiaries are Mellon Bank, N.A., Mellon Bank (DE) National Association,
Mellon Bank (MD), The Boston Company, Inc., AFCO Credit Corporation and a number of companies known as Mellon Financial Services Corporations. Through its subsidiaries, including The Dreyfus Corporation, Mellon managed more than $203 billion in assets as of June 30, 1995, including approximately $73 billion in proprietary mutual fund assets. As of March 31, 1995, Mellon, through various subsidiaries, provided non-investment services, such as custodial or administration services, for approximately $707 billion in assets, including approximately $71 billion in mutual fund assets.

        Under the terms of the Management Agreement, the Fund has agreed to pay The Dreyfus Corporation a monthly fee at the annual rate of .75 of 1% of the value of each Portfolio's average daily net assets. The management fee is higher than that paid by most other investment companies. From time to time, The Dreyfus Corporation may waive receipt of its fees and/or voluntarily assume certain expenses of the Fund, which would have the effect of lowering the overall expense ratio of the Fund and increasing yield to investors at the time such amounts are waived or assumed, as the case may be. The Fund will not pay The Dreyfus Corporation at a later time for any amounts it may waive, nor will the Fund reimburse The Dreyfus Corporation for any amounts it may assume. For the fiscal year ended April 30, 1995, no management fee was paid by the Fund with respect to any Portfolio pursuant to an undertaking by The Dreyfus Corporation.

        All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by The Dreyfus Corporation. The expenses borne by the Fund include: organizational costs, taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Directors who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of The Dreyfus Corporation, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of shareholders' reports and meetings, costs of preparing and printing prospectuses and statements of additional information, for regulatory purposes and for distribution to existing shareholders, and any extraordinary expenses. Expenses attributable to a particular Portfolio are charged against the assets of that Portfolio; other expenses of the Fund are allocated between the Portfolios on the basis determined by the Board of Directors, including, but not limited to, proportionately in relation to the net assets of each Portfolio.
        The Dreyfus Corporation may pay the Fund's distributor for shareholder services from The Dreyfus Corporation's own assets, including past profits but not including the management fee paid by the Fund. The
Fund's distributor may use part or all of such payments to pay Service Agents (as defined below) in respect of these services.

        The Fund's distributor is Premier Mutual Fund Services, Inc. (the "Distributor"), located at One Exchange Place, Boston, Massachusetts 02109.
The Distributor is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc.
        The Shareholder Services Group, Inc., a subsidiary of First Data Corporation, P.O. Box 9671, Providence, Rhode Island 02940-9671, is the Fund's Transfer and Dividend Disbursing Agent (the "Transfer Agent"). The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's Custodian.

                     HOW TO BUY FUND SHARES

        Portfolio shares are sold without a sales charge. You may be charged a nominal fee if you effect transactions in Portfolio shares through the Distributor or certain financial institutions, securities dealers and other industry professionals (collectively, "Service Agents"). Stock certificates are issued only upon your written request. No certificates are issued for fractional shares. The Fund reserves the right to reject any purchase order.

        The minimum initial investment is $2,500, or $1,000 if you are a client of a Service Agent which has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. The initial investment must be accompanied by the Fund's Account Application. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries, directors of The Dreyfus Corporation, Board members of a fund advised by The Dreyfus Corporation, including members of the Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of The Dreyfus Corporation or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund account, the minimum initial investment is $50. The Fund reserves the right to offer Portfolio shares without regard to minimum purchase requirements to employees participating in certain qualified or non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Fund.
The Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time. Portfolio shares also are offered without regard to the minimum initial investment requirements through
Dreyfus-AUTOMATIC Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

        You may purchase Portfolio shares by check or wire, or through the Dreyfus TELETRANSFER Privilege described below. Checks should be made payable to "The Dreyfus Family of Funds," or, if for Dreyfus retirement plan accounts, to "The Dreyfus Trust Company, Custodian." Payments to open new accounts which are mailed should be sent to The Dreyfus Family of Funds, P.O. Box 9387, Providence, Rhode Island 02940-9387, together with your Account Application. For subsequent investments, your Fund account number should appear on the check and an investment slip should be enclosed and sent to The Dreyfus Family of Funds, P.O. Box 105, Newark, New Jersey 07101-0105. For
Dreyfus retirement plan accounts, both initial and subsequent investments should be sent to The Dreyfus Trust Company, Custodian, P.O. Box 6427,
Providence, Rhode Island 02940-6427. Neither initial nor subse-quent investments should be made by third party check. Purchase orders may be delivered in person only to a Dreyfus Financial Center. THESE ORDERS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information."
        Wire payments may be made if your bank account is in a commercial bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York, together with the applicable
Portfolio's DDA# as shown below, for purchase of Portfolio shares in your name:
          DDA# 8900118202/Dreyfus Asset Allocation Fund, Inc./Dreyfus Total Return Portfolio
        DDA# 8900104481/Dreyfus Asset Allocation Fund,
          Inc./Dreyfus Income Portfolio
        DDA# 8900104503/Dreyfus Asset Allocation Fund,
          Inc./Dreyfus Growth Portfolio
The wire must include your Fund account number (for new accounts, your Taxpayer Identification Number ("TIN") should be included instead), account registration and dealer number, if applicable. If your initial purchase of shares is by wire, please call 1-800-645-6561 after completing your wire payment to obtain your Fund account number. Please include your Fund account number on the Fund's Account Application and promptly mail the Account Application to the Fund, as no redemptions will be permitted until the Account Application is received. You may obtain further information about remitting funds in this manner from your bank. All payments should be made in U.S. dollars and, to avoid fees and delays, should be drawn only on U.S. banks. A charge will be imposed if any check used for investment in your account does not clear. The Fund makes available to certain large institutions the ability to issue purchase instructions through compatible computer facilities.
        Subsequent investments also may be made by electronic transfer of funds from an account maintained in a bank or other domestic financial institution that is an Automated Clearing House member. You must direct the institution to transmit immediately available funds through the Automated
Clearing House to The Bank of New York with instructions to credit your Fund account. The instructions must specify your Fund account registration and your Fund account number PRECEDED BY THE DIGITS "1111."

        The Distributor may pay dealers a fee of up to .5% of the amount invested through such dealers in Portfolio shares by employees participating in qualified or non-qualified employee benefit plans or other programs where
(i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs or (ii) such plan's or program's aggregate investment in the Dreyfus Family of Funds or certain other products made available by the Distributor to such plans or programs exceeds one million dollars ("Eligible Benefit Plans"). All present holdings of shares of funds in the Dreyfus Family of Funds by Eligible Benefit Plans will be aggregated to determine the fee payable with respect to each purchase of Portfolio shares. The Distributor reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it.

        Shares of each Portfolio are sold on a continuous basis at the net asset value per share next determined after an order in proper form is received by the Transfer Agent or other agent. Net asset value per share is determined as of the close of trading on the floor of the New York Stock
Exchange (currently 4:00 p.m., New York time), on each day the New York Stock Exchange is open for business. For purposes of determining net asset value, options and futures contracts will be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share is computed by dividing the value of the Portfolio's net assets (i.e., the value of its assets less liabilities) by the total number of such Portfolio's shares outstanding. Each Portfolio's investments are valued each business day generally by using available market quotations or at fair value which may be determined by one or more pricing services approved by the Board of Directors. For further information regarding the methods employed in valuing the Portfolios' investments, see "Determination of Net Asset Value" in the Fund's Statement of Additional Information.

        For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Portfolio shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

        Federal regulations require that you provide a certified TIN upon opening or reopening an account. See "Dividends, Distributions and Taxes" and the Fund's Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service (the "IRS").
DREYFUS TELETRANSFER PRIVILEGE

        You may purchase shares (minimum $500, maximum $150,000 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Fund's Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

        If you have selected the Dreyfus TELETRANSFER Privilege, you may request a Dreyfus TELETRANSFER purchase of shares by telephoning 1-800-221-4060 or, if you are calling from overseas, call 1-401-455-3306.
                               SHAREHOLDER SERVICES

FUND EXCHANGES
        You may purchase, in exchange for shares of a Portfolio, shares in one of the other Portfolios or shares of certain other funds managed or administered by The Dreyfus Corporation, to the extent such shares are offered for sale in your state of residence. These funds have different investment objectives which may be of interest to you. If you desire to use this service, you should consult your Service Agent or call 1-800-645-6561 to determine if it is available and whether any conditions are imposed on its use.

        To request an exchange, you must give exchange instructions to the Transfer Agent in writing or by telephone. Before any exchange into a fund offered by another prospectus, you must obtain and should review a copy of the current prospectus of the fund into which the exchange is being made. Prospectuses may be obtained by calling 1-800-645-6561. Except in the case of personal retirement plans, the shares being exchanged must have a current value of at least $500; furthermore, when establishing a new account by exchange, the shares being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. The Telephone Exchange Privilege may be established for an existing account by written request, signed by all shareholders on the account, or by a separate signed Shareholder Services Form, also available by calling 1-800-645-6561. If you have established the Telephone Exchange Privilege, you may telephone exchange instructions by calling 1-800-221-4060 or, if you are calling from overseas, call 1-401-455-3306. See "How to Redeem
Fund Shares _ Procedures." Upon an exchange into a new account, the following shareholder services and privileges, as applicable and where available, will be automatically carried over to the fund into which the exchange is made:
Telephone Exchange Privilege, Wire Redemption Privilege,
Telephone Redemption
Privilege, Dreyfus TELETRANSFER Privilege and the dividend/capital gain distribution option (except for Dreyfus Dividend Sweep) selected by the investor.

        Shares will be exchanged at the next determined net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. If you are exchanging into a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load, if the shares of the fund from which you are exchanging were: (a) purchased with a sales load, (b) acquired by a previous exchange from shares purchased with a sales load, or (c) acquired through reinvestment of dividends or distributions paid with respect to the foregoing categories of shares. To qualify, at the time of your exchange you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your holdings through a check of appropriate records. See "Shareholder Services" in the Statement of Additional Information. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the Securities and Exchange Commission. The Fund reserves the right to reject any exchange request in whole or in part. The availability of Fund Exchanges may be modified or terminated at any time upon notice to shareholders.
        The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss. DREYFUS AUTO-EXCHANGE PRIVILEGE
        Dreyfus Auto-Exchange Privilege enables you to invest regularly (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Portfolio, in shares of one of the other Portfolios or shares of certain other funds in the Dreyfus Family of Funds of which you are currently an investor. The amount you designate, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule you have selected. Shares will be exchanged at the then-current net asset value; however, a sales load may be charged with respect to exchanges into funds sold with a sales load. See "Shareholder Services" in the Statement of Additional Information. The right to exercise this Privilege may be modified or cancelled by the Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. The Fund may charge a service fee for the use of this Privilege. No such fee currently is contemplated. The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange by the shareholder and, therefore, an exchanging shareholder may realize a taxable gain or loss. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain a Dreyfus
Auto-Exchange Authorization Form, please call toll free
1-800-645-6561.
DREYFUS-AUTOMATIC ASSET BUILDERRegistration Mark
        Dreyfus-AUTOMATIC Asset Builder permits you to purchase Portfolio shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Shares of a Portfolio are purchased by transferring funds from the bank account designated by you. At your option, the bank account designated by you will be debited in the specified amount, and Portfolio shares will be purchased, once a month, on either the first or fifteenth day, or twice a month, on both days. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. To establish a Dreyfus-AUTOMATIC Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561. You may cancel your participation in this Privilege or changethe amount of purchase at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671, or, if for Dreyfus retirement plan accounts, to The Dreyfus Trust Company, Custodian, P.O. Box
6427, Providence, Rhode Island 02940-6427, and the notifica-tion will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated. DREYFUS GOVERNMENT DIRECT DEPOSIT PRIVILEGE
        Dreyfus Government Direct Deposit Privilege enables you to purchase Portfolio shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Dreyfus Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in the Privilege. The appropriate form may be obtained by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency.
Further, the Fund may terminate your participation upon 30 days' notice to you.
DREYFUS PAYROLL SAVINGS PLAN

        Dreyfus Payroll Savings Plan permits you to purchase Portfolio shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, The Dreyfus Corporation, the Fund, the Transfer Agent or any other person, to arrange for transactions under the Dreyfus Payroll Savings
Plan. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

DREYFUS STEP PROGRAM
        Dreyfus Step Program enables you to purchase Portfolio shares without regard to the Fund's minimum initial investment requirements through Dreyfus-AUTOMATIC Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, you must supply the necessary information on the Fund's Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620. You may terminate your participation in this Program at any time by discontinuing your participation in Dreyfus-AUTOMATIC Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s). The Fund may modify or terminate this Program at any time. Investors who wish to purchase Fund shares through the Dreyfus Step Program in conjunction with a Dreyfus-sponsored retirement plan may do so only for IRAs, SEP-IRAs and IRA "Rollover Accounts."

DREYFUS DIVIDEND OPTIONS

        Dreyfus Dividend Sweep enables you to invest automatically dividends or dividends and capital gain distributions, if any, paid by a Portfolio in shares of another Portfolio of the Fund or shares of another fund in the Dreyfus Family of Funds of which you are a shareholder. Shares of the other fund will be purchased at the then-current net asset value; however, a sales load may be charged with respect to investments in shares of a fund sold with a sales load. If you are investing in a fund that charges a sales load, you may qualify for share prices which do not include the sales load or which reflect a reduced sales load. See "Shareholder Services" in the Statement of Additional Information. Dreyfus Dividend ACH permits you to transfer electronically on the payment date dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Banks may charge a fee for this service.

        For more information concerning these privileges or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9671, Providence, Rhode Island 02940-9671. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dreyfus Dividend Sweep. The Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated.
Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for these privileges.

AUTOMATIC WITHDRAWAL PLAN
        The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. An application for the Automatic
Withdrawal Plan can be obtained by calling 1-800-645-6561. There is a service charge of 50cents for each withdrawal check. The Automatic Withdrawal Plan may be ended at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.
RETIREMENT PLANS
        The Fund offers a variety of pension and profit-sharing plans, including Keogh Plans, IRAs, SEP-IRAs and IRA "Rollover Accounts," 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. You can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800-358-5566; for IRAs and IRA "Rollover Accounts," please call 1-800-645-6561; and for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.
                          HOW TO REDEEM FUND SHARES
GENERAL
        You may request redemption of your shares at any time. Redemption requests should be transmitted to the Transfer Agent as described below. When a request is received in proper form, the Fund will redeem the shares at the next determined net asset value.

        The Fund imposes no charges when shares are redeemed. Service Agents may charge their clients a nominal fee for effecting redemptions of Portfolio shares. Any certificates representing Portfolio shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Portfolio's then-current net asset value.

        The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. HOWEVER, IF YOU HAVE PURCHASED FUND SHARES BY CHECK, BY DREYFUS
TELETRANSFER PRIVILEGE OR THROUGH DREYFUS-AUTOMATIC ASSET BUILDER AND SUBSEQUENTLY SUBMIT A WRITTEN REDEMPTION REQUEST TO THE TRANSFER AGENT, THE REDEMPTION PROCEEDS WILL BE TRANSMITTED TO YOU PROMPTLY UPON BANK CLEARANCE OF YOUR PURCHASE CHECK, DREYFUS TELETRANSFER PURCHASE OR DREYFUS-AUTOMATIC
ASSET BUILDER ORDER, WHICH MAY TAKE UP TO EIGHT BUSINESS DAYS OR MORE. IN ADDITION, THE FUND WILL REJECT REQUESTS TO REDEEM SHARES BY WIRE OR TELEPHONE OR PURSUANT TO THE DREYFUS TELETRANSFER PRIVILEGE FOR A PERIOD OF EIGHT
BUSINESS DAYS AFTER RECEIPT BY THE TRANSFER AGENT OF THE PURCHASE CHECK, THE DREYFUS TELETRANSFER PURCHASE OR THE DREYFUS-AUTOMATIC ASSET BUILDER ORDER
AGAINST WHICH SUCH REDEMPTION IS REQUESTED. THESE PROCEDURES WILL NOT APPLY IF YOUR SHARES WERE PURCHASED BY WIRE PAYMENT, OR IF YOU OTHERWISE HAVE A SUFFICIENT COLLECTED BALANCE IN YOUR ACCOUNT TO COVER THE REDEMPTION REQUEST.
PRIOR TO THE TIME ANY REDEMPTION IS EFFECTIVE, DIVIDENDS ON SUCH SHARES WILL ACCRUE AND BE PAYABLE, AND YOU WILL BE ENTITLED TO EXERCISE ALL OTHER RIGHTS OF BENEFICIAL OWNERSHIP. Fund shares will not be redeemed until the Transfer Agent has received your Account Application.
        The Fund reserves the right to redeem your account at its option upon not less than 45 days' written notice if your account's net asset value is $500 or less and remains so during the notice period.
PROCEDURES
        You may redeem shares by using the regular redemption procedure through the Transfer Agent, the Wire Redemption Privilege, the Telephone Redemption Privilege or the Dreyfus TELETRANSFER Privilege. Other redemption procedures may be in effect for clients of certain Service Agents. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities.

        You may redeem shares by telephone if you have checked the appropriate box on the Fund's Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you select a telephone redemption privilege or telephone exchange privilege (which is granted automatically unless you refuse it), you authorize the Transfer Agent to act on telephone instructions from any person representing himself or herself to be you, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions.
Neither the Fund nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

        During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or exchange of a Portfolio's shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used. During the delay, the Portfolio's net asset value may fluctuate.
REGULAR REDEMPTION _ Under the regular redemption procedure, you may redeem shares by written request mailed to The Dreyfus Family of Funds, P.O. Box
9671, Providence, Rhode Island 02940-9671. Redemption requests may be delivered in person only to a Dreyfus Financial Center. THESE REQUESTS WILL BE FORWARDED TO THE FUND AND WILL BE PROCESSED ONLY UPON RECEIPT THEREBY. For the location of the nearest Dreyfus Financial Center, please call one of the telephone numbers listed under "General Information." Redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion
Program. If you have any questions with respect to signature-guarantees, please call one of the telephone numbers listed under "General Information."
        Redemption proceeds of at least $1,000 will be wired to any member bank of the Federal Reserve System in accordance with a written signature-guaranteed request.
WIRE REDEMPTION PRIVILEGE _ You may request by wire or telephone that redemption proceeds (minimum $1,000) be wired to your account at a bank which is a member of the Federal Reserve System, or a correspondent bank if your bank is not a member. To establish the Wire Redemption Privilege, you must check the appropriate box and supply the necessary information on the Fund's
Account Application or file a Shareholder Services Form with the Transfer Agent. You may direct that redemption proceeds be paid by check (maximum $150,000 per day) made out to the owners of record and mailed to your address. Redemption proceeds of less than $1,000 will be paid automatically by check. Holders of jointly registered Fund or bank accounts may have redemption proceeds of not more than $250,000 wired within any 30-day period. You may telephone redemption requests by calling 1-800-221-4060 or, if you are calling from overseas, call 1-401-455-3306. The Fund reserves the right to refuse any redemption request, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. This Privilege may be modified or terminated at any time by the Transfer Agent or the Fund. The Fund's Statement of Additional Information sets forth instructions for transmitting redemption requests by wire. Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for this Privilege.
TELEPHONE REDEMPTION PRIVILEGE_You may redeem shares (maximum $150,000 per day) by telephone if you have checked the appropriate box on the Fund's Account Application or have filed a Shareholder Services Form with the Transfer Agent. The redemption proceeds will be paid by check and mailed to your address. You may telephone redemption instructions by calling 1-800-221-4060 or, if you are calling from overseas, call 1-401-455-3306. The
Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of telephone redemption requests. This Privilege may be modified or terminated at any time by the Transfer Agent or the Fund.
Shares held under Keogh Plans, IRAs or other retirement plans, and shares for which certificates have been issued, are not eligible for this Privilege.
DREYFUS TELETRANSFER PRIVILEGE_You may redeem shares (minimum $500 per day) by telephone if you have checked the appropriate box and supplied the necessary information on the Fund's Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between your Fund account and the bank account designated in one of these documents. Only such an account maintained in a domestic financial institution which is an Automated Clearing House member may be so designated. Redemption proceeds will be on deposit in your account at an Automated
Clearing House member bank ordinarily two days after receipt of the redemption request or, at your request, paid by check (maximum $150,000 per day) and mailed to your address. Holders of jointly registered Fund or bank accounts may redeem through the Dreyfus TELETRANSFER Privilege for transfer to their bank account not more than $250,000 within any 30-day period. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.
        If you have selected the Dreyfus TELETRANSFER Privilege, you may request a Dreyfus TELETRANSFER redemption of shares by telephoning 1-800-221-4060 or, if you are calling from overseas, call 1-401-455-3306. Shares held under Keogh Plans, IRAs or other retirement plans, and shares issued in certificate form, are not eligible for this Privilege.

                     SHAREHOLDER SERVICES PLAN
        The Fund has adopted a Shareholder Services Plan, pursuant to which it pays the Distributor for the provision of certain services to Portfolio shareholders a fee at the annual rate of .25 of 1% of the value of each Portfolio's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts.
The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

                    DIVIDENDS, DISTRIBUTIONS AND TAXES
DREYFUS TOTAL RETURN PORTFOLIO AND DREYFUS GROWTH PORTFOLIO _ Declare and pay dividends from net investment income annually. DREYFUS INCOME PORTFOLIO _ Declares and pays dividends from net investment income quarterly.
APPLICABLE TO ALL PORTFOLIOS _ Under the Code, each Portfolio of the Fund is treated as a separate corporation for purposes of qualification and taxation as a regulated investment company. Each Portfolio distributes net realized securities gains, if any, once a year, but it may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Investment
Company Act of 1940. No Portfolio will make distributions from net realized securities gains unless capital loss carryovers, if any, have been utilized or have expired. You may choose whether to receive dividends and distributions in cash or to reinvest in additional shares at net asset value.
All expenses are accrued daily and deducted before declaration of dividends to investors.
        Dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gain realized from the sale or other disposition of certain market discount bonds, paid by the Portfolios will be taxable to U.S.
shareholders as ordinary income whether received in cash or reinvested in additional Portfolio shares. Distributions from net realized long-term securities gains of the Portfolios will be taxable to U.S. shareholders as long-term capital gains for Federal income tax purposes, regardless of how long shareholders have held their Portfolio shares and whether such distributions are received in cash or reinvested in Fund shares. The Code provides that the net capital gain of an individual generally will not be subject to Federal income tax at a rate in excess of 28%. Dividends and distributions may be subject to state and local taxes.
        Dividends derived from net investment income, together with distributions from net realized short-term securities gains and all or a portion of any gain realized from the sale or other disposition of certain market discount bonds, paid by the Portfolios to a foreign investor generally are subject to U.S. nonresident withholding taxes at the rate of 30%, unless the foreign investor claims the benefit of a lower rate specified in a tax treaty. Distributions from net realized long-term securities gains paid by the Portfolios to a foreign investor as well as the proceeds of any redemptions from a foreign investor's account, regardless of the extent to which gain or loss may be realized, generally will not be subject to U.S.
nonresident withholding tax. However, such distributions may be subject to backup withholding, as described below, unless the foreign investor certifies his non-U.S. residency status.
        Notice as to the tax status of your dividends and distributions will be mailed to you annually. You also will receive periodic summaries of your account which will include information as to dividends and distributions from securities gains, if any, paid during the year.
        Federal regulations generally require the Fund to withhold ("backup withholding") and remit to the U.S. Treasury 31% of dividends, distributions from net realized securities gains and the proceeds of any redemption, regardless of the extent to which gain or loss may be realized, paid to a shareholder if such shareholder fails to certify either that the TIN furnished in connection with opening an account is correct or that such shareholder has not received notice from the IRS of being subject to backup withholding as a result of a failure to properly report taxable dividend or interest income on a Federal income tax return. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines a shareholder's TIN is incorrect or if a shareholder has failed to properly report taxable dividend and interest income on a Federal income tax return.
        A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account, and may be claimed as a credit on the record owner's Federal income tax return.

        Management of the Fund believes that each Portfolio has qualified for the fiscal year ended April 30, 1995 as a "regulated investment company" under the Code. Each Portfolio intends to continue to so qualify if such qualification is in the best interests of its shareholders. Qualification as a "regulated investment company" relieves a Portfolio of any liability for Federal income taxes to the extent its earnings are distributed in accordance with applicable provisions of the Code. Each Portfolio is subject to a non-deductible 4% excise tax, measured with respect to certain undistributed amounts of taxable investment income and capital gains.

        You should consult your tax adviser regarding specific questions as to Federal, state or local taxes.

               PERFORMANCE INFORMATION
        For purposes of advertising, performance may be calculated on the basis of average annual total return and/or total return.

        Average annual total return is calculated pursuant to a standardized formula which assumes that an investment in a Portfolio was purchased with an initial payment of $1,000 and that the investment was redeemed at the end of a stated period of time, after giving effect to the reinvestment of dividends and distributions during the period. The return is expressed as a percentage rate which, if applied on a compounded annual basis, would result in the redeemable value of the investment at the end of the period. Advertisements of each Portfolio's performance will include such Portfolio's average annual total return for one, five and ten year periods, or for shorter periods depending upon the length of time during which the Portfolio has operated.

        Total return is computed on a per share basis and assumes the reinvestment of dividends and distributions. Total return generally is expressed as a percentage rate which is calculated by combining the income and principal changes for a specified period and dividing by the net asset value per share at the beginning of the period. Advertisements may include the percentage rate of total return or may include the value of a hypothetical investment at the end of the period which assumes the application of the percentage rate of total return.
        Performance will vary from time to time and past results are not necessarily representative of future results. You should remember that performance is a function of portfolio management in selecting the type and quality of portfolio securities and is affected by operating expenses.
Performance information, such as that described above, may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance.
        Comparative performance information may be used from time to time in advertising or marketing the Portfolios' shares, including data from Lipper Analytical Services, Inc., Morningstar, Inc., Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average, Moody's Bond Survey Bond Index, Bond Buyer's 20-Bond Index, Wilshire 5000 Index and other industry publications.
                              GENERAL INFORMATION
        The Fund was incorporated under Maryland law on May 12, 1993, and commenced operations on July 1, 1993. On August 26, 1994, the Fund commenced offering shares of the Dreyfus Income Portfolio and the Dreyfus Growth Portfolio and the existing portfolio of the Fund began operating as the Dreyfus Total Return Portfolio. The Fund is authorized to issue 300 million shares of Common Stock (with 100 million allocated to each Portfolio), par value $.001 per share. Each share has one vote.
        Unless otherwise required by the Investment Company Act of 1940, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Directors or the appointment of auditors. However, pursuant to the Fund's By-Laws, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Director from office or for any other purpose. Fund shareholders may remove a Director by the affirmative vote of a majority of the Fund's outstanding voting shares. In addition, the Board of Directors will call a meeting of shareholders for the purpose of electing Directors if, at any time, less than a majority of the Directors then holding office have been elected by shareholders.
        To date, the Board of Directors has authorized the creation of three series of shares. All consideration received by the Fund for shares of one of the Portfolios and all assets in which such consideration is invested will belong to that Portfolio (subject only to the rights of creditors of the Fund) and will be subject to the liabilities related thereto.
The income attributable to, and the expenses of, one Portfolio are treated separately from those of the other Portfolios. The Fund has the ability to create, from time to time, new series without shareholder approval.
        Rule 18f-2 under the Investment Company Act of 1940 provides that any matter required to be submitted under the provisions of the Investment Company Act of 1940 or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Fund, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Portfolio affected by such matter. Rule 18f-2 further provides that a Portfolio shall be deemed to be affected by a matter unless it is clear that the interests of each Portfolio in the matter are identical or that the matter does not affect any interest of such Portfolio. However, the Rule exempts the selection of independent accountants and the election of Directors from the separate voting requirements of the Rule.
        The Transfer Agent maintains a record of your ownership and sends you confirmations and statements of account.

        Shareholder inquires may be made to your Service Agent or by writing to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or by calling toll free 1-800-645-6561. In New York City, call 1-718-895-1206; outside the U.S. and Canada, call 516-794-5452.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE FUND'S OFFICIAL SALES LITERATURE IN CONNECTION WITH THE OFFER OF THE FUND'S SHARES, AND, IF GIVEN
OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                DREYFUS LIFETIME PORTFOLIOS, INC.
                             PART B
               STATEMENT OF ADDITIONAL INFORMATION
                         March __, 1996
                  Acquisition of the Assets of

       DREYFUS ASSET ALLOCATION FUND, INC.
                 GROWTH SERIES
                  INCOME SERIES

                   144 Glenn Curtiss Boulevard
                 Uniondale, New York  11556-0144
                         1-800-554-4611

         By and in Exchange for Investor Class Shares of

                DREYFUS LIFETIME PORTFOLIOS, INC.
                        GROWTH PORTFOLIO
                        INCOME PORTFOLIO
144 Glenn Curtiss Boulevard
Uniondale, New York 11556-0144
1-800-554-4611

         This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Combined Proxy Statement/Prospectus dated March __, 1996, relating specifically to the proposed transfer of all or substantially all of the assets and liabilities of the Growth Series and the Income Series of Dreyfus Asset Allocation Fund, Inc. in exchange for Investor Class shares of the Growth Portfolio and the Income Portfolio, respectively, of Dreyfus LifeTime Portfolios, Inc. Each such transfer is to occur pursuant to an Agreement and Plan of Reorganization. This Statement of Additional Information consists of this cover page and the following described documents, each of which is attached hereto and incorporated herein by reference:
         1. The Statement of Additional Information of Dreyfus LifeTime Portfolios, Inc. dated January 15, 1996.
         2. Annual Report of Dreyfus LifeTime Portfolios, Inc. for the fiscal year ended September 30, 1995.
         3. Annual Report of Dreyfus Asset Allocation Fund, Inc. for the fiscal year ended April 30, 1995.
         4. Semi-Annual Report of Dreyfus Asset Allocation Fund, Inc. for the six-month period ended October 31, 1995.
         5.   Pro Forma Financial Statements.

         The Combined Proxy Statement/Prospectus dated March __,
1996 may be obtained by writing to Dreyfus LifeTime Portfolios, Inc., c/o The Dreyfus Corporation, 200 Park Avenue, New York,
New York 10166.

                      DREYFUS LIFETIME PORTFOLIOS, INC.
                              INCOME PORTFOLIO
                         GROWTH AND INCOME PORTFOLIO
                              GROWTH PORTFOLIO
                         INVESTOR CLASS AND CLASS R
                                   PART B
                    (STATEMENT OF ADDITIONAL INFORMATION)

                              JANUARY 15, 1996

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Dreyfus LifeTime Portfolios, Inc. (the "Fund"), dated January 15, 1996, as it may be revised from time to time. To obtain a copy of the Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call the following numbers:

                     Call Toll Free 1-800-645-6561
                In New York City -- Call 1-718-895-1206
            Outside the U.S. and Canada -- Call 516-794-5452
     The Dreyfus Corporation ("Dreyfus") serves as each Portfolio's investment adviser. Dreyfus has engaged Mellon Equity Associates ("Mellon Equity") to serve as each Portfolio's sub-investment adviser and to provide day-to-day management of each Portfolio's investments, subject to the supervision of Dreyfus. Dreyfus and Mellon Equity are referred to collectively as the "Advisers."

     Premier Mutual Fund Services, Inc. (the "Distributor") is the distributor of the Fund's shares.

                    TABLE OF CONTENTS
                                                            Page

Investment Objectives and Management Policies. . . . . . .  B-2
Management of the Fund . . . . . . . . . . . . . . . . . .  B-12
Management Arrangements. . . . . . . . . . . . . . . . . .  B-17
Purchase of Fund Shares. . . . . . . . . . . . . . . . . .  B-19
Shareholder Services Plan. . . . . . . . . . . . . . . . .  B-20
Redemption of Fund Shares. . . . . . . . . . . . . . . . .  B-21
Shareholder Services . . . . . . . . . . . . . . . . . . .  B-23
Determination of Net Asset Value . . . . . . . . . . . . .  B-26
Dividends, Distributions and Taxes . . . . . . . . . . . .  B-27
Portfolio Transactions . . . . . . . . . . . . . . . . . .  B-28
Performance Information. . . . . . . . . . . . . . . . . .  B-29
Information About the Fund . . . . . . . . . . . . . . . .  B-30
Transfer and Dividend Disbursing Agent, Custodian,
  Counsel and Independent Auditors . . . . . . . . . . . .  B-31
Appendix . . . . . . . . . . . . . . . . . . . . . . . . .  B-32
Financial Statements . . . . . . . . . . . . . . . . . . .  B-37
Report of Independent Auditors . . . . . . . . . . . . . .  B-59

            INVESTMENT OBJECTIVES AND MANAGEMENT POLICIES
     The following information supplements and should be read in conjunction with the sections in the Fund's Prospectus entitled
"Description of the Fund" and "Appendix."

Investment Approach

     I. Asset Allocation Baseline. For each Portfolio, Mellon Equity will establish an asset allocation baseline (the "Portfolio Baseline"). The Portfolio Baseline describes target levels or relative weights for the Portfolio's asset classes:
Level One describes the relative weighing of total assets between international assets, domestic assets, and money market instruments; Level Two describes the relative weighing of international and domestic assets between common stock and fixed-income assets; and Level Three describes the relative weighing of domestic common stock assets between large and small capitalization stocks. The following table illustrates this hierarchy:

                       Level One                              Level Two                     Level Three
                                                 International
                      Total Assets                   Assets       Domestic Assets          Domestic Equity
                      ------------               -------------    ---------------          ---------------
                                  Money
                                  Market                    Fixed           Fixed
Portfolio       Int'l   Domestic  Instruments   Equity      Income  Equity  Income         Large Cap     Small Cap
---------       -----   --------  -----------   ------      ------  ------  ------         ---------     ---------
INCOME          N/A     90%         10%         N/A         N/A     25%      75%           100%          N/A

GROWTH
AND
INCOME          10%     90%         *           50%         50%     50%      50%            80%          20%

GROWTH          15%     85%         *           80%         20%     80%      20%            80%          20%
__________

* Not held as an asset class. Money market instruments held for transactional and liquidity purposes only.


     Mellon Equity will attempt to maintain relative asset class weights consistent with the Portfolio Baseline as adjusted by the Active Allocation Overlay described below. At any given time, however, actual weights will not equal the Portfolio Baseline because of fluctuations in market values, money market instruments held for transactional and liquidity purposes, and Mellon Equity's active allocation overlay decisions as described below.

      II. Active Allocation Overlay. For each of the Growth Portfolio and the Growth and Income Portfolio, Mellon Equity will establish two active allocation ranges ("Portfolio Overlay One" and "Portfolio Overlay Two"). Portfolio Overlay One describes the amount of over/under weighing to the Portfolio Baseline for the relative weighing between international and domestic assets. Portfolio Overlay Two describes the amount of over/under weighing to the Portfolio Baseline for the relative weighing of domestic assets between common stock and fixed-income assets. The following table illustrates these ranges:

Portfolio          Portfolio Overlay One               Portfolio Overlay Two
---------          ---------------------               ---------------------

                   Range for Relative Weighing of      Range for Relative Weighing of
                   International and Domestic Assets   Domestic Assets Between Equity
                                                       Assets and Fixed-Income Assets

GROWTH AND INCOME  +/- 5% of Portfolio Baseline        +/- 15% of Portfolio Baseline
GROWTH             +/- 10% of Portfolio Baseline       +20%/-15% of Portfolio Baseline

     The following examples illustrate Mellon Equity's allocation overlay process:

Example 1: Given the Level One Portfolio Baseline for the Growth and Income Portfolio of 10% of total assets in international securities and 90% of total assets in domestic securities, under Portfolio Overlay One, Mellon Equity could invest as much as 15% of the Growth and Income Portfolio's total assets in international securities and 85% of its total assets in domestic securities or as little as 5% of its total assets in international securities and 95% of its total assets in domestic securities.

Example 2: Given the Level Two Portfolio Baseline for the Growth and Income Portfolio of 50% of domestic assets in equity securities and 50% of domestic assets in fixed-income securities, under Portfolio Overlay Two, Mellon Equity could invest as much as 65% of the Growth and Income Portfolio's assets invested in domestic assets in equity securities and 35% of such domestic assets in fixed-income securities or as little as 35% of the Portfolio's assets invested in domestic assets in equity securities and 65% of such domestic assets in fixed-income securities.

      Under normal circumstances, Mellon Equity expects to maintain relative asset class weights consistent with the Portfolio Baseline adjusted by Portfolio Overlay One and Portfolio Overlay Two as described above. At any given time, however, actual weights may not fall within the ranges suggested by the Portfolio Baseline adjusted by Portfolio Overlay One and Portfolio Overlay Two because of fluctuations in market values, cash and cash-equivalents held for transactional and liquidity purposes, and Portfolio rebalancing.

      Mellon Equity reserves the right to vary the relative asset class weights and the percentage of assets invested in any asset class from the Portfolio Baseline adjusted by Portfolio Overlay One and Portfolio Overlay Two described above as the risk and return characteristics of either asset classes or markets, as assessed by Mellon Equity, vary over time. None of the Portfolios will be managed as a balanced portfolio, which would require that at least 25% of the Portfolio's total assets be invested in fixed-income securities.

     III. Implementing the Active Allocation Overlay. To implement Portfolio Overlay One, Mellon Equity will employ a proprietary country asset allocation model (the "Country Model"). The Country Model evaluates the return and risk characteristics of individual capital markets and their correlation across countries, incorporates expected movements in currency markets to determine expected U.S. dollar returns, and then employs an international correlation model to recommend appropriate relative weightings.

      To implement Portfolio Overlay Two, Mellon Equity will employ a proprietary domestic asset allocation model (the "Domestic Model"). The Domestic Model evaluates the return and risk characteristics of the domestic equity and fixed-income markets by comparing the valuation of equity and fixed-income assets relative to their current market prices and long-term values in the context of the current economic environment. Once this analysis is completed, the Domestic Model recommends appropriate relative weightings.

     With respect to the Growth Portfolio and the Growth and Income Portfolio, Mellon Equity will compare each such Portfolio's relative asset class weights from time to time to that suggested by the Country Model and the Domestic Model. Recommended changes will be implemented subject to Mellon Equity's assessment of current economic conditions and investment opportunities. From time to time, Mellon Equity may change the criteria and methods used to implement the recommendations of the asset allocation models.

      IV. Asset Class Benchmarks. For each asset class, other than money market instruments, a market-based index is designated as a benchmark or reference for the respective asset class (the "Asset Class Benchmark"). The Asset Class Benchmarks are used in the investment management process as described in the following section. The Asset Class Benchmarks are listed in the following table:

Asset Class                 Portfolios                             Asset Class Benchmark
-----------                 ----------                             ---------------------

Domestic Large Cap Equity   Income, Growth and Income and Growth   Standard & Poor's 500 Index

Domestic Small Cap Equity   Growth and Income and Growth           Russell 2000 Index

International Equity        Growth and Income and Growth           Morgan Stanley Capital International Europe,
                                                                   Australia, Far East (Free) Index*

Domestic Fixed-Income       Income, Growth and Income and Growth   Lehman Brothers Government/Corporate
                                                                   Intermediate Bond Index

International Fixed-Income  Growth and Income and Growth           J.P. Morgan Non-US Government Bond Index -
                                                                   Hedged
____________________________
* In U.S. dollars

     Under normal circumstances, Mellon Equity expects to use the Asset Class Benchmarks as described below. Mellon Equity, however, reserves the right to substitute another suitable Asset Class Benchmark if the then-existing Asset Class Benchmark is no longer calculated, suffers a material change in formula or content, fails to adequately reflect the return characteristics of the asset class, or for any other reason, in the judgment of Mellon Equity, is inappropriate.

     V. Asset Class Investment Management. When constructing portfolios for each asset class, Mellon Equity seeks to select securities which, in the aggregate, have approximately the same investment characteristics as those of the Asset Class Benchmark with expected returns equal to or better than that of the Asset Class Benchmark. Some of the asset classes will be managed on an indexed basis and Mellon Equity reserves the right, in its judgment, to manage asset classes either actively or on an indexed basis consistent with the Portfolio's investment objective.

      For asset classes managed on an indexed basis, a statistically based "sampling" technique will be used to construct portfolios. The sampling technique is expected to be an effective means of substantially duplicating the investment performance of the Asset Class Benchmark. It will not, however, provide investment performance relative to the Asset Class Benchmark with the same degree of accuracy that complete or full replication would provide.

      If possible, Mellon Equity will seek to fully replicate the holdings of an Asset Class Benchmark when managing an indexed portfolio. Such a strategy is limited by the number of securities in the Asset Class Benchmark and will not provide investment performance equal to that of the Asset Class Benchmark owing to certain factors, including Asset Class Benchmark changes, calculation rules which assume dividends are reinvested into the Asset Class Benchmark on ex-dividend dates and transaction costs of rebalancing.

     For asset classes that are actively managed, Mellon Equity will employ proprietary valuation models to assist in the selection of stocks and in the construction of portfolios that maintain the investment characteristics of the Asset Class Benchmark consistent with the Portfolio's investment objective. In its active investment process, Mellon Equity concentrates on fundamental factors such as relative price/earnings ratios, relative book to price ratios, earnings growth rates and momentum, and consensus earnings expectations and changes in that consensus to value and rank stocks based on expected relative performance to the Asset Class Benchmark.

     Mellon Equity will seek to manage each asset class consistent with the descriptions above and with each Portfolio's investment objective. Across the Portfolios, it is not anticipated that each asset class will be managed identically with respect to being an indexed portfolio or actively managed.
For example, the domestic equity, large cap asset class could be managed as an index portfolio in the Income Portfolio while eing actively managed in the other Portfolios.

     Mellon Equity may choose to combine Asset Class Benchmarks proportionately if the amount of investable assets in a Portfolio is deemed low in the judgment of Mellon Equity. For example, the domestic equity large cap and small cap Asset Class Benchmarks could be combined proportionately according to the Portfolio Baseline in order to create more efficient portfolio management as deemed appropriate by Mellon Equity.
Mellon Equity would continue to provide investment management services as described above, but would manage to the combined Asset Class Benchmark.

Portfolio Securities

      Repurchase Agreements. The Fund's custodian or sub-custodian will have custody of, and will hold in a segregated account, securities acquired by a Portfolio under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Portfolio that enters into them. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, each Portfolio will enter into repurchase agreements only with domestic banks with total assets in excess of $1 billion, or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which the Portfolio may invest, and will require that additional securities be deposited with it if the value of the securities purchased should decrease below the resale price.

      Commercial Paper and Other Short-Term Corporate Obligations. These instruments include variable amount master demand notes, which are obligations that permit the Portfolio to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between the
Portfolio, as lender, and the borrower. These notes permit daily changes in the amounts borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest, at any time. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies, and the Portfolio may invest in them only if at the time of an investment the borrower meets the criteria set forth in the Fund's Prospectus for other commercial paper issuers.

     American, European and Continental Depositary Receipts. (Growth and Income and Growth Portfolio only) Each of the Growth and Income Portfolio and Growth Portfolio may invest in the securities of foreign issuers in the form of American Depositary Receipts, European Depositary Receipts and Continental Depositary Receipts through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary, whereas a depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

     Illiquid Securities. When purchasing securities that have not been registered under the Securities Act of 1933, as amended, and are not readily marketable, the Fund will endeavor to obtain the right to registration at the expense of the issuer. Generally, there will be a lapse of time between the Fund's decision to sell any such security and the registration of the security permitting sale. During any such period, the price of the securities will be subject to market fluctuations. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by a Portfolio pursuant to Rule
144A under the Securities Act of 1933, as amended, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund's Board.
Because it is not possible to predict with assurance how the market for restricted securities pursuant to Rule 144A will develop, the Fund's Board has directed the Advisers to monitor carefully each Portfolio's investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, a Portfolio's investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Management Policies

     Derivatives. Each Portfolio may invest in Derivatives (as defined in the Fund's Prospectus) for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Derivatives may provide a cheaper, quicker or more specifically focused way for the Portfolio to invest than "traditional" securities would.

     Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit the Portfolio to increase, decrease or change the level of risk to which its portfolio is exposed in much the same way as the Portfolio can increase, decrease or change the risk of its portfolio by making investments in specific securities.

     Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter Derivatives. Exchange-traded Derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such Derivatives.
This guarantee usually is supported by a daily payment system (i.e., margin requirements) operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with Derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter Derivatives. Therefore, each party to an over-the-counter
Derivative bears the risk that the counterparty will default. Accordingly, the Advisers will consider the creditworthiness of counterparties to over-the-counter Derivatives in the same manner as it would review the credit quality of a security to be purchased by a Portfolio. Over-the-counter Derivatives are less liquid than exchange-traded Derivatives since the other party to the transaction may be the only investor with sufficient understanding of the Derivative to be interested in bidding for it.

     Futures Transactions--In General. A Portfolio may enter into futures contracts in U.S. domestic markets, such as the Chicago Board of Trade and the International Monetary Market of the Chicago Mercantile Exchange, or, in the case of Growth and Income and Growth Portfolio, on exchanges located outside the United States, such as the London International Financial Futures Exchange and the Sydney Futures Exchange Limited. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that a Portfolio might realize in trading could be eliminated by adverse changes in the exchange rate, or the Portfolio could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

     Engaging in these transactions involves risk of loss to a Portfolio which could adversely affect the value of the Portfolio's net assets.
Although each Portfolio intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day.
Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio to substantial losses.

     Successful use of futures by a Portfolio also is subject to the ability of the Advisers to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract. For example, if a Portfolio uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Portfolio will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions.

Furthermore, if in such circumstances the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements.
A Portfolio may have to sell such securities at a time when it may be disadvantageous to do so.

     Pursuant to regulations and/or published positions of the Securities and Exchange Commission, a Portfolio may be required to segregate cash or high quality money market instruments in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting a Portfolio's ability otherwise to invest those assets.

     Specific Futures Transactions. A Portfolio may purchase and sell stock index futures contracts. A stock index future obligates a Portfolio to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

     A Portfolio may purchase and sell interest rate futures contracts. An interest rate future obligates the Portfolio to purchase or sell an amount of a specific debt security at a future date at a specific price.

     Growth and Income and Growth Portfolios may purchase and sell currency futures. A foreign currency future obligates the Portfolio to purchase or sell an amount of a specific currency at a future date at a specific price.

     Options--In General. A Portfolio may purchase and write (i.e., sell) call or put options with respect to specific securities. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period.

     A covered call option written by a Portfolio is a call option with respect to which the Portfolio owns the underlying security or otherwise covers the transaction by segregating cash or other securities. A put option written by a Portfolio is covered when, among other things, cash or liquid securities having a value equal to or greater than the exercise price of the option are placed in a segregated account with the Fund's custodian to fulfill the obligation undertaken. The principal reason for writing covered call and put options is to realize, through the receipt of premi[Bums, a greater return than would be realized on the underlying securities alone. A Portfolio receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

     There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Portfolio is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

     Specific Options Transactions. A Portfolio may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities) or stock indices listed on national securities exchanges or traded in the over-the-counter market. An option on a stock index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular stock.

     Growth and income and Growth Portfolios may purchase and sell call and put options on foreign currency. These options convey the right to buy or sell the underlying currency at a price which is expected to be lower or higher than the spot price of the currency at the time the option is exercised or expires.

     Successful use by a Portfolio of options will be subject to the ability of the Advisers to predict correctly movements in the prices of individual stocks or the stock market generally. To the extent such predictions are incorrect, a Portfolio may incur losses.

     Future Developments. A Portfolio may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other Derivatives which are not presently contemplated for use by the Portfolio or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Portfolio's investment objective and legally permissible for the Portfolio. Before entering into such transactions or making any such investment, the Fund will provide appropriate disclosure in its Prospectus or Statement of Additional Information.

     Lending Portfolio Securities. In connection with its securities lending transactions, a Portfolio may return to the borrower or a third party which is unaffiliated with the Fund, and which is acting as a "placing broker," a part of the interest earned from the investment of collateral received for securities loaned.

     The Securities and Exchange Commission currently requires that the following conditions must be met whenever portfolio securities are loaned: (1) the Portfolio must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral;
(3) the Portfolio must be able to terminate the loan at any time; (4) the Portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (5) the Portfolio may pay only reasonable custodian fees in connection with the loan; and (6) while voting rights on the loaned securities may pass to the borrower, the Fund's Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.

     Forward Commitments. Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose a Portfolio to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when a Portfolio is fully or almost fully invested may result in greater potential fluctuation in the value of the Portfolio's net assets and its net asset value per share.

Investment Restrictions

     Each Portfolio has adopted investment restrictions numbered 1 through 10 as fundamental policies, which cannot be changed, as to a Portfolio, without approval by the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of such
Portfolio's outstanding voting shares. Investment restrictions numbered 11 through 16 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. No Portfolio may:

     1. Invest more than 5% of its assets in the obligations of any single issuer, except that up to 25% of the value of the Portfolio's total assets may be invested, and securities issued or guaranteed by the U.S. Government, or its agencies or instrumentalities may be purchased, without regard to any such limitation.

     2. Hold more than 10% of the outstanding voting securities of any single issuer. This Investment Restriction applies only with respect to 75% of the Portfolio's total assets.

     3. Invest in commodities, except that the Portfolio may purchase and sell options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

     4. Purchase, hold or deal in real estate, or oil, gas or other mineral leases or exploration or development programs, but the Portfolio may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate.

     5. Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the Portfolio's total assets). For purposes of this investment restriction, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing.

     6. Make loans to others, except through the purchase of debt obligations and the entry into repurchase agreements. However, the Portfolio may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Board of Directors.

     7. Act as an underwriter of securities of other issuers, except to the extent the Portfolio may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

     8. Invest more than 25% of the value of its assets in the securities of issuers in any single industry, provided that, there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     9. Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except to the extent the activities permitted in Investment Restriction Nos. 3, 5, 12 and 13 may be deemed to give rise to a senior security.

     10. Purchase securities on margin, but the Portfolio may make margin deposits in connection with transactions in options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

     11. Invest in the securities of a company for the purpose of exercising management or control, but the Portfolio will vote the securities it owns in its portfolio as a shareholder in accordance with its views.

     12. Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

     13. Purchase, sell or write puts, calls or combinations thereof, except as may be described in the Fund's Prospectus and this Statement of Additional Information.

     14. Purchase securities of any company having less than three years' continuous operations (including operations of any predecessors) if such purchase would cause the value of the Portfolio's investments in all such companies to exceed 5% of the value of its total assets.

     15. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 15% of the value of the Portfolio's net assets would be so invested.

     16. Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

     Each Portfolio may invest, notwithstanding any other investment restriction (whether or not fundamental), all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and restrictions as the Portfolio.

     If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction.

     The Fund may make commitments more restrictive than the restrictions listed above so as to permit the sale of Portfolio shares in certain states. Should the Fund determine that a commitment is no longer in the best interest of the Portfolio and its shareholders, the Fund reserves the right to revoke the commitment by terminating the sale of such Portfolio's shares in the state involved.

                           MANAGEMENT OF THE FUND

     Directors and officers of the Fund, together with information as to their principal business occupations during at least the last five years, are shown below. Each Director who is deemed to be an "interested person" of the Fund, as defined in the 1940 Act, is indicated by an asterisk.

Directors of the Fund

LUCY WILSON BENSON, Director. President of Benson and Associates, consultants to business and government. Mrs. Benson is a director of Communications Satellite Corporation, General RE Corporation and Logistics Management Institute. She is also a Trustee of the Alfred P. Sloan Foundation, Vice Chairman of the Board of Trustees of Lafayette College, Vice Chairman of the Citizens Network for Foreign Affairs and a member of the Council on Foreign Relations. From 1980 to 1994, Mrs. Benson was a director of the Grumman Corporation. Mrs. Benson served as a consultant to the U.S. Department of State and to SRI International from 1980 to 1981. From 1977 to 1980, she was Under Secretary of State for Security Assistance, Science and Technology. Mrs. Benson is 68 years old and her address is 46 Sunset Avenue, Amherst, Massachusetts 01002.

*DAVID W. BURKE, Director. Chairman of the Broadcasting Board of Governors, an independent board within the United States Information Agency, since August 1995. From August 1994 to February 1995, Mr. Burke was Consultant to the Manager, and from October 1990 to August 1994, he was Vice President and Chief Administrative Officer of the Manager. From 1977 to 1990, Mr. Burke was involved in the management of national television news, as Vice President and Executive Vice President of ABC News, and subsequently as President of CBS News. He is 59 years old and his address is 200 Park Avenue, New York 10166.


*JOSEPH S. DiMARTINO, Chairman of the Board. Since January 1995, Chairman of the Board of various funds in the Dreyfus Family of Funds. For more than five years prior thereto, he was President, a director and, until August 1994, Chief Operating Officer of Dreyfus and Executive Vice President and a director of Dreyfus Service Corporation, a wholly-owned subsidiary of Dreyfus and, until August 24, 1994, the Fund's distributor.
From August 1994 to December 31, 1994, he was a director of Mellon Bank Corporation. He is Chairman of the Board of the Noel Group, Inc., a venture capital company; a trustee of Bucknell University; and a director of the Muscular Dystrophy Association, HealthPlan Services Corporation, Belding Heminway, Inc., a manufacturer and marketer of industrial threads, specialty yarns, home furnishings and fabrics, Curtis Industries, a national distributor of security products, chemicals and automotive and other hardware, and Staffing Resources, Inc. He is 52 years old and his address is 200 Park Avenue, New York, New York 10166.

MARTIN D. FIFE, Director. Chairman of the Board of Magar Inc., a company specializing in financial products and developing early stage companies, since November 1987. From 1960 to 1994, Mr. Fife was President of Fife Associates, Inc. and other companies engaged in the chemical and plastics industries. In addition, Mr. Fife is Chairman of the Board and Chief Executive Officer of Skysat Communications Network Corporation, a company developing telecommunications systems. Mr. Fife also serves on the boards of various other companies. He is 68 years old and his address is The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

WHITNEY I. GERARD, Director. Partner of the New York City law firm of Chadbourne & Parke. Mr. Gerard is 61 years old and his address is 30 Rockefeller Plaza, New York, New York 10112.

ROBERT R. GLAUBER, Director. Research Fellow, Center for Business and Government at the John F. Kennedy School of Government, Harvard University, since January 1992. Mr. Glauber was Under Secretary of the Treasury for Finance at the U.S. Treasury Department from May 1989 to January 1992. For more than five years prior thereto, he was a Professor of Finance at the Graduate School of Business Administration of Harvard University and, from 1985 to 1989, Chairman of its Advanced Management Program. He is also a director of Mid Ocean Reinsurance Co. Ltd and Cooke and Bieler, Inc., investment counselors. Mr. Glauber is 56 years old and his address is 79 John F. Kennedy Street, Cambridge, Massachusetts 02138.

ARTHUR A. HARTMAN, Director. Senior consultant with APCO Associates Inc. From 1981 to 1987, he was United States Ambassador to the former Soviet Union. He is a director of the ITT Hartford Insurance Group, Ford Meter Box Corporation, Lawter International and a member of the advisory councils of several other companies, research institutes and foundations.
Ambassador Hartman is Chairman of First NIS Regional
Fund (ING/Barings Management). He is a former President of the Harvard Board of Overseers. Mr. Hartman is 69 years old and his address is 2738 McKinley Street, N.W., Washington, D.C. 20015.

GEORGE L. PERRY, Director. An economist and Senior Fellow at the Brookings Institution since 1969. He is co-director of the Brookings Panel on Economic Activity and editor of its journal, The Brookings Papers. He is also a director of the State Farm Mutual Automobile Association, State Farm Life Insurance Company and Federal Realty Investment Trust. Mr. Perry is 61 years old and his address is 1775 Massachusetts Avenue, N.W., Washington, D.C. 20015.

PAUL WOLFOWITZ, Director. Dean of The Paul H. Nitze School of Advanced International Studies at Johns Hopkins University. From 1989 to 1993, Under Secretary of Defense for Policy. From 1986 to 1989, he was the U.S. Ambassador to the Republic of Indonesia. From 1982 to 1986, he was Assistant Secretary of State for East Asian and Pacific Affairs, Department of State. He is a director of Hasbro, Inc. Mr. Wolfowitz is 50 years old and his address is 1740 Massachusetts Avenue, N.W., Washington, D.C. 20036.

     For so long as the Fund's plan described in the section captioned "Shareholder Services Plan" remains in effect, the Board members of the Fund who are not "interested persons" of the Fund, as defined in the 1940 Act, will be selected and nominated by the Board members who are not "interested persons" of the Fund.

     The Fund typically pays its Board members an annual retainer and a per meeting fee and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as Board members. The estimated amount of compensation payable by the Fund to each Board member for the fiscal year ending September 30, 1996, and the aggregate amount of compensation paid to each Board member by all other funds in the Dreyfus Family of Funds for which such person is a Board member (the number of which is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 1994, is as follows:

                                                     (3)                                               (5)
                               (2)                Pension or                 (4)                 Total Compensation
      (1)                   Aggregate         Retirement Benefits         Estimated Annual        from Fund and
Name of Board            Compensation from    Accrued as Part of           Benefits Upon         Fund Complex Paid
    Member                    Fund*            Fund's Expenses              Retirement            to Board Member
--------------           -----------------    --------------------        -----------------      -------------------
Lucy Wilson Benson          $2,000                 none                         none              $ 64,459 (13)
David W. Burke              $2,000                 none                         none              $ 27,878 (51)
Joseph S. DiMartino         $1,763                 none                         none              $445,000** (93)
Martin D. Fife              $2,000                 none                         none              $ 51,750 (11)
Whitney I. Gerard           $2,000                 none                         none              $ 52,000 (11)
Robert R. Glauber           $2,000                 none                         none              $ 79,696 (20)
Arthur A. Hartman           $2,000                 none                         none              $ 52,000 (11)
George L. Perry             $2,000                 none                         none              $ 52,000 (11)
Paul Wolfowitz              $2,000                 none                         none              $ 32,631 (10)
______________________________
*    Amount does not include reimbursed expenses for attending Board meetings, which are estimated to be approximately $414 for all Directors as a group.
**   Estimated amount for the year ended December 31, 1995.

Officers of the Fund

MARIE E. CONNOLLY, President and Treasurer. President and Chief Operating Officer of the Distributor and an officer of other investment companies advised or administered by Dreyfus. From December 1991 to July 1994, she was President and Chief Compliance Officer of Funds Distributor, Inc., the ultimate parent of which is Boston Institutional Group, Inc. Prior to December 1991, she served as Vice President and Controller, and later as Senior Vice President, of The Boston Company Advisors, Inc. She is 38 years old.

JOHN E. PELLETIER, Vice President and Secretary. Senior Vice President and General Counsel of the Distributor and an officer of other investment companies advised or administered by Dreyfus. From February 1992 to July 1994, he served as Counsel for The Boston Company Advisors, Inc. From August 1990 to February 1992, he was employed as an Associate at Ropes & Gray. He is 31 years old.

ERIC B. FISCHMAN, Vice President and Assistant Secretary. Associate General Counsel of the Distributor and an officer of other investment companies advised or administered by Dreyfus. From September 1992 to August 1994, he was an attorney with the Board of Governors of the Federal Reserve System. He is 30 years old.

FREDERICK C. DEY, Vice President and Assistant Treasurer.
Senior Vice President of the Distributor and an officer of other investment companies advised or administered by Dreyfus. From 1988 to August 1994, he was manager of the High Performance Fabric Division of Springs Industries Inc. He is 33 years old.

JOSEPH S. TOWER, III, Assistant Treasurer. Senior Vice President, Treasurer and Chief Financial Officer of the Distributor and an officer of other investment companies advised or administered by Dreyfus. From July 1988 to August 1994, he was employed by The Boston Company, Inc. where he held various management positions in the Corporate Finance and Treasury areas. He is 32 years old.

JOHN J. PYBURN, Assistant Treasurer.  Assistant Treasurer of the
     Distributor and an officer of other investment companies advised or administered by Dreyfus. From 1984 to July 1994, he was Assistant Vice President in the Mutual Fund Accounting Department of Dreyfus. He is 59 years old.

ELIZABETH BACHMAN, Vice President and Assistant Secretary.
Staff attorney of the Distributor and an officer of other
Investment Companies advised or administered by the Manager.
She is 26 years old.

MARGARET PARDO, Assistant Secretary. Legal Assistant with the Distributor and an officer of other investment companies advised or administered by Dreyfus. From June 1992 to April 1995, she was a Medical Coordinator Officer at ORBIS International. Prior to June 1992, she worked as Program Coordinator at Physicians World Communications Group. She is 27 years old.

     The address of each officer of the Fund is 200 Park Avenue, New York, New York 10166.

     Directors and officers, as a group, owned less than 1% of the shares of Common Stock of each Portfolio outstanding on November 2, 1995.

     The following persons are known by the Fund to own, beneficially and of record, except where indicated, 5% or more of the outstanding voting securities of the indicated Portfolio on November 2, 1995: Growth and Income Portfolio, Investor Class -- Allomon Corporation, C/O Mellon Bank,
ATTN: John Gaylord, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258 - 99.6186%; Growth and Income Portfolio, Class R -- Allomon Corporation, C/O Mellon Bank, ATTN: John Gaylord, 1 Mellon Bank Center
151-657, Pittsburgh, Pennsylvania 15258 - 92.6924%; Mac & Co. A/C 195-851 (record owner), FBO Office Max, Mellon Bank, N.A., Mutual Funds, P.O. Box 320, Pittsburgh, Pennsylvania 15230-0320 (beneficial owner), -7.0975%;
Income Portfolio, Investor Class -- Allomon Corporation, C/O Mellon Bank, ATTN: John Gaylord, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258 - 99.7805%; Income Portfolio, Class R - Allomon Corporation, C/O
Mellon Bank, ATTN: John Gaylord, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258 - 92.6486%; Growth Portfolio, Investor Class -- Allomon Corporation, C/O Mellon Bank, ATTN:
John Gaylord, 1 Mellon Bank Center
151-657, Pittsburgh, Pennsylvania 15258 - 99.1137%; Growth and Income Portfolio, Class R -- Allomon Corporation, C/O Mellon Bank, ATTN: John Gaylord, 1 Mellon Bank Center 151-657, Pittsburgh, Pennsylvania 15258 - 99.7303%.

     A shareholder who beneficially owns, directly or indirectly, more than 25% of the Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

                           MANAGEMENT ARRANGEMENTS

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"Management of the Fund."

     Management Agreement. Dreyfus supervises investment management of each Portfolio pursuant to the Management Agreement (the "Management Agreement") dated August 24, 1994, as amended February 2, 1995, between Dreyfus and the Fund. As to each Portfolio, the Management Agreement is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Portfolio, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or Dreyfus, by vote cast in person at a meeting called for the purpose of voting on such approval.
As to each Portfolio, the Management Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of such Portfolio's shares, or, upon not less than 90 days' notice, by Dreyfus. The Management Agreement will terminate automatically, as to the relevant Portfolio, in the event of its assignment (as defined in the 1940 Act).

     The following persons are officers and/or directors of the
Manager: Howard Stein, Chairman of the Board and Chief Executive Officer; W. Keith Smith, Vice Chairman of the Board; Christopher
M. Condron, President, Chief Operating Officer and a director; Stephen E. Canter, Vice Chairman, Chief Investment Officer and a director; Lawrence S. Kash, Vice Chairman-Distribution and a director; Philip L. Toia, Vice Chairman-Operations and Administration and a director;
Barbara E. Casey, Vice President-Dreyfus
Retirement Services; Diane M. Coffey, Vice President-Corporate Communications; Elie M. Genadry, Vice President-Institutional Sales; William F. Glavin, Jr., Vice President-Corporate Development; Henry D. Gottmann, Vice President-Retail Sales and Service; Mark N. Jacobs, Vice President-Legal and Secretary; Daniel C. Maclean, Vice President and
General Counsel; Jeffrey N. Nachman, Vice President-Mutual Fund Accounting; Andrew S. Wasser, Vice President-Information Services; Katherine C. Wickham, Vice President-Human Resources; Maurice Bendrihem, Controller; Elvira Oslapas, Assistant Secretary; and Mandell L. Berman,
Frank V. Cahouet, Alvin E. Friedman, Lawrence M. Greene and Julian M. Smerling, directors.

     Dreyfus maintains office facilities on behalf of the Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. Dreyfus also may make such advertising and promotional expenditures using its own resources, as it from time to time deems appropriate.

     Sub-Investment Advisory Agreement. Mellon Equity provides investment advisory assistance and day-to-day management of each Portfolio's investments pursuant to the Sub-Investment Advisory Agreement (the "Sub-Advisory Agreement") dated February 2, 1995 between Mellon Equity and Dreyfus. As to each Portfolio, the Sub-Advisory Agreement is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of such Portfolio's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Advisers, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Portfolio, the Sub-Advisory Agreement is terminable without penalty, (i) by Dreyfus on 60 days' notice, (ii) by the Fund's Board or by vote of the holders of a majority of such Portfolio's outstanding voting securities on 60 days' notice, or (iii) upon not less than 90 days' notice, by Mellon Equity. The Sub-Advisory Agreement will terminate automatically, as to the relevant Portfolio, in the event of its assignment (as defined in the 1940 Act).

     The following persons are officers and/or directors of Mellon Equity: Phillip R. Roberts, Chairman of the Board; and
William P. Rydell, President and Chief Executive Officer.

     Mellon Equity provides day-to-day management of each Portfolio's investments, subject to the supervision of Dreyfus and the approval of the Fund's Board. The Advisers provide the Fund with portfolio managers who are authorized by the Fund's Board to execute purchases and sales of securities for each Portfolio. The Fund's portfolio manager is Steven A. Falci. The Advisers maintain research departments with professional portfolio managers and securities analysts who provide research services for the Fund as well as for other funds advised by Dreyfus and Mellon Equity.

     Expenses. All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by Dreyfus. The expenses borne by the Fund include: organizational costs, taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Advisers or their affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses. In addition, the Investor Class shares are subject to an annual service fee for ongoing personal services relating to shareholder accounts and services related to the maintenance of shareholder accounts.
See "Shareholder Services Plan." Expenses attributable to a particular Portfolio are charged against the assets of that Portfolio; other expenses of the Fund are allocated among the Portfolios on the basis determined by the Fund's Board, including, but not limited to, proportionately in relation to the net assets of the Portfolios.

     As compensation for its services, the Fund has agreed to pay Dreyfus a monthly management fee at the annual rate of .60 of 1% of the value of the Income Portfolio's average daily net asset and at the annual rate of .75 of 1% of the value of each of the Growth Portfolio's and the Growth and Income Portfolio's average daily net assets. For the period March 31, 1995 (commencement of operations) through September 30, 1995, the management fees payable with respect to the Income Portfolio, Growth Portfolio, and Growth and Income Portfolio amounted to $47,599, $82,882 and $61,635, respectively. These fees were reduced pursuant to an undertaking by Dreyfus by $41,157, $56,446 and $53,875, respectively, resulting in a net fee being paid of $6,442 by the Income Portfolio, $20,436 by the Growth Portfolio and $7,760 by the Growth and Income Portfolio.

     As compensation for Mellon Equity's services, Dreyfus has agreed to pay Mellon Equity a monthly fee at the annual rate described in the Fund's Prospectus. For the period from March 31, 1995 (commencement of operations) through September 30, 1995, the sub-investment advisory fee payable by Dreyfus amounted to $27,765.90 with respect to the Income
Portfolio, $38,678.43 with respect to the Growth Portfolio and $28,762.87 with respect to the Growth and Income Portfolio. All of such fees were absorbed by Dreyfus resulting in the Portfolios paying no fee to Mellon Equity.

     Dreyfus has agreed that if in any fiscal year the aggregate expenses of a Portfolio, exclusive of taxes, brokerage, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over that Portfolio, the Fund may deduct from the payment to be made to Dreyfus under the Management Agreement, or Dreyfus will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

     The aggregate of the fees payable to Dreyfus is not subject to reduction as the value of the Portfolios' net assets increases.

                           PURCHASE OF FUND SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"How to Buy Fund Shares."

     The Distributor. The Distributor serves as the Fund's distributor on a best efforts basis pursuant to an agreement which is renewable annually.
The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds and for certain other investment companies. In some states, banks or other financial institutions effecting transactions in Portfolio shares may be required to register as dealers pursuant to state law.

     Dreyfus TeleTransfer Privilege--Investor Class. Dreyfus TeleTransfer purchase orders may be made at any time. Purchase orders received by 4:00 P.M., New York time, on any business day that Dreyfus Transfer, Inc., the Fund's transfer and dividend disbursing agent (the "Transfer Agent"), and the New York Stock Exchange are open for business will be credited to the shareholder's Fund account on the next bank business day following such purchase order. Purchase orders made after 4:00 P.M., New York time, on any business day the Transfer Agent and the New York Stock Exchange are open for business, or orders made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), will be credited to the shareholder's Fund account on the second bank business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of Investor Class shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be wired to an account at any other bank, the request must be in writing and signature-guaranteed. See "Redemption of Fund
Shares--Dreyfus TeleTransfer Privilege--Investor Class."

     Reopening an Account. An investor may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

                          SHAREHOLDER SERVICES PLAN
                            (INVESTOR CLASS ONLY)

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"Shareholder Services Plan."

     The Fund has adopted a Shareholder Services Plan, pursuant to which the Fund pays the Distributor for the provision of certain services to each Portfolio's shareholders. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to certain financial institutions, securities dealers and other financial industry professionals (collectively, "Service Agents") in respect to these services.

     A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review. In addition, the
Shareholder Services Plan provides that it may not be amended without approval of the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan.
The Shareholder Services Plan was so approved at a meeting held on August 24, 1995. The Shareholder Services Plan is terminable at any time with respect to each Portfolio by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

     Prior Service Plan. As of October 1, 1995, the Fund terminated its then-existing Service Plan, adopted pursuant to Rule 12b-1 under the 1940 Act, which provided that the Fund (a) reimburse the Distributor for payments to certain Service Agents for distributing each Portfolio's
Investor Class shares and servicing Investor Class shareholder accounts and (b) pay Dreyfus, Dreyfus Service Corporation and any affiliate of either of them for advertising and marketing relating to each Portfolio's
Investor Class and servicing Investor Class shareholder accounts at an aggregate annual rate of .25 of 1% of the value of each Portfolio's average daily net assets. For the period March 31, 1995 (commencement of operations) through September 30, 1995, the Fund was charged $9,913, $10,185 and $13,813 with respect to the Income Portfolio, Growth and Income Portfolio and Growth Portfolio, respectively, for advertising, marketing and distributing shares of the Portfolio's Investor Class Shares. The Fund was not charged for printing prospectuses and statements of additional information.

                          REDEMPTION OF FUND SHARES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"How to Redeem Fund Shares."

     Wire Redemption Privilege. By using this Privilege, the investor authorizes the Transfer Agent to act on wire or telephone redemption instructions from any person representing himself or herself to be the investor, or a representative of the investor's Service Agent, and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt if the Transfer Agent receives the redemption request in proper form.
Redemption proceeds ($1,000 minimum)
will be transferred by Federal Reserve wire only to the commercial bank account specified by the investor on the Account Application or Shareholder Services Form, or to a correspondent bank if the investor's bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and usually are borne by the investor. Immediate notification by the correspondent bank to the investor's bank is necessary to avoid a delay in crediting the funds to the investor's bank account.

     Investors with access to telegraphic equipment may wire redemption requests to the Transfer Agent by employing the following transmittal code which may be used for domestic or overseas transmissions:

                                        Transfer Agent's
          Transmittal Code              Answer Back Sign

              144295                    144295 TSSG PREP

     Investors who do not have direct access to telegraphic equipment may have the wire transmitted by contacting a TRT
Cables operator at 1-800-654-7171, toll free. Investors should advise the operator that the above transmittal code must be used and should also inform the operator of the Transfer Agent's answer back sign.

     To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent.
This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock
Certificates; Signatures."

     Stock Certificates; Signatures. Any certificates representing Portfolio shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges
Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

     Dreyfus TeleTransfer Privilege--Investor Class. Investors should be aware that if they have selected the Dreyfus TeleTransfer Privilege, any request for a wire redemption will be effected as a Dreyfus TeleTransfer transaction through the Automated Clearing House ("ACH") system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in the investor's account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "Purchase of Fund Shares--Dreyfus TeleTransfer Privilege--Investor Class."

     Redemption Commitment. The Fund has committed itself to pay in cash all redemption requests by any shareholder of record of the Portfolio, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Portfolio's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Fund's Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Portfolio to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Portfolio's investments are valued. If the recipient sold such securities, brokerage charges would be incurred.

     Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Portfolio ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Portfolio's shareholders.

                            SHAREHOLDER SERVICES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"Shareholder Services."

     Fund Exchanges. Shares purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

     A. Exchanges for shares of funds that are offered without a sales load will be made without a sales load.

     B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

     C. Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

     D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference will be deducted. To accomplish an exchange under item D above, shareholders must notify the Transfer Agent of their prior ownership of fund shares and their account number.

     To request an exchange, an investor must give exchange instructions to the Transfer Agent in writing or by telephone. The ability to issue exchange instructions by telephone is given to all Fund shareholders automatically, unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this Privilege. By using the Telephone Exchange Privilege, the investor authorizes the Transfer Agent to act on telephonic instructions from any person representing himself or herself to be the investor, and reasonably believed by the Transfer Agent to be genuine. Telephone exchanges may be subject to limitations as to the amount involved or the number of telephone exchanges permitted. Shares issued in certificate form are not eligible for telephone exchange.

     Exchanges of Class R shares held by a Retirement Plan may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

     To establish a retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made. For Dreyfus-sponsored Keogh Plans, IRAs and SEP-IRAs with only one participant, the minimum initial investment is $750. To exchange shares held in corporate plans, 403(b)(7) Plans and IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs") with more than one participant, the minimum initial investment is $100 if the plan has at least $2,500 invested among the funds in the Dreyfus Family of Funds. To exchange shares held in a Retirement Plan account, the shares exchanged must have a current value of at least $100.

     Dreyfus Auto-Exchange Privilege. Dreyfus Auto-Exchange Privilege permits an investor to purchase, in exchange for shares of a Portfolio, shares of the same Class of another Portfolio or shares of another fund in the Dreyfus Family of Funds. This Privilege is available only for existing accounts. With respect to Class R shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if the investor's account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

     Fund Exchanges and the Dreyfus Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold. Shares may be exchanged only between accounts having identical names and other identifying designations.

     Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561. The Fund reserves the right to reject any exchange request in whole or in part. The Fund Exchanges service or the Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

     Automatic Withdrawal. The Automatic Withdrawal Plan permits an investor with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of Portfolio shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, the investor's shares will be reduced and eventually may be depleted. There is a service charge of $.50 for each withdrawal check. Automatic Withdrawal may be terminated at any time by the investor, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

     Dreyfus Dividend Sweep. Dreyfus Dividend Sweep allows investors to invest on the payment date their dividends or dividends and capital gain distributions, if any, from a Portfolio in shares of the same class of another Portfolio or shares of another fund in the Dreyfus Family of Funds of which the investor is a shareholder. Shares of the same class of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

     A. Dividends and distributions paid by a fund may be invested without imposition of a sales load in shares of other funds that are offered without a sales load.

     B. Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

     C. Dividends and distributions paid by a fund which charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), provided that, if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept, without giving effect to any reduced loads, the difference will be deducted.

     D. Dividends and distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

     Corporate Pension/Profit-Sharing and Retirement Plans. The Fund makes available to corporations a variety of prototype pension and profit-sharing plans including a 401(k) Salary Reduction Plan. In addition, the
Fund makes available Keogh Plans, IRAs, including SEP-IRAs and IRA "Rollover Accounts," and 403(b)(7) Plans. Plan support services also are available.

     Investors who wish to purchase Portfolio shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including an SEP-IRA, may request from the Distributor forms for adoption of such plans.

     The entity acting as custodian for Keogh Plans, 403(b)(7)
Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

     Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian.
Purchases for these plans may not be made in advance of receipt of funds.

     The minimum initial investment for corporate plans, Salary Reduction Plans, 403(b)(7) Plans and SEP-IRAs with more than one participant, is $2,500 with no minimum on subsequent purchases. The minimum initial investment for Dreyfus-sponsored Keogh Plans, IRAs, SEP-IRAs and 403(b)(7) Plans with only one participant, is normally $750, with no minimum on subsequent purchases. Individuals who open an IRA may also open a non-working spousal IRA with a minimum investment of $250.

     The investor should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

                      DETERMINATION OF NET ASSET VALUE

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"How to Buy Fund Shares."

     Valuation of Portfolio Securities. Each Portfolio's securities, including covered call options written by the Portfolio, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Short-term investments are carried at amortized cost, which approximates value. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Any assets or liabilities initially expressed in terms of foreign currency will be translated into dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation by the Federal Reserve Bank of New York or if no such rate is quoted on such date, at the exchange rate previously quoted by the Federal
Reserve Bank of New York or at such other quoted market exchange rate as may be determined to be appropriate by the Advisers. Forward currency contracts will be valued at the current cost of offsetting the contract.
Because of the need to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value for the Growth and Income and Growth Portfolios does not take place contemporaneously with the determination of prices of certain portfolio securities. Expenses and fees of each Portfolio, including the management fee paid by the Portfolio and, with respect to an Investor Class, fees pursuant to the Fund's Shareholder Services Plan, are accrued daily and taken into account for the purpose of determining the net asset value of Portfolio shares.

     Restricted securities, as well as securities or other assets for which market quotations are not readily available, or are not valued by a pricing service approved by the Fund's Board, are valued at fair value as determined in good faith by the Board. The Fund's Board will review the method of valuation on a current basis. In making their good faith valuation of restricted securities, the Board generally will take the following factors into consideration: restricted securities which are securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which purchased. This discount will be revised periodically by the Fund's Board if it believes that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Fund's Board.

     New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

                     DIVIDENDS, DISTRIBUTIONS AND TAXES

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"Dividends, Distributions and Taxes."

     Management of the Fund believes that each Portfolio qualified for the fiscal year ended September 30, 1995 as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the
"Code"). Each Portfolio intends to continue to so qualify if such qualification is in the best interests of its shareholders.

Qualification as a regulated
investment company relieves the Portfolio from any liability for Federal income taxes to the extent its earnings are distributed in accordance with the applicable provisions of the Code. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

     Any dividend or distribution paid shortly after an investor's purchase may have the effect of reducing the net asset value of the shares below the cost of his investment.
Such a dividend or distribution would
be a return on investment in an economic sense, although taxable as stated above. In addition, the Code provides that if a shareholder holds shares of the Fund for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as a long-term capital loss to the extent of the capital gain distribution received.

     Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain and loss. However, a portion of the gain or loss from the disposition of non-U.S. dollar denominated securities (including debt instruments, certain financial forward futures and option contracts and certain preferred stock) may be treated as ordinary income or loss under Section 988 of the Code. In addition, all or a portion of any gain realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income under Section 1276 of the Code. Finally, all or a portion of the gain realized from engaging in
"conversion transactions" may be treated as ordinary income under Section 1258 of the Code. "Conversion transactions" are defined to include certain forward, futures, option and straddle transactions, transactions marketed or sold to produce capital gains, or transactions described in Treasury regulations to be issued in the future.

     Under Section 1256 of the Code, any gain or loss realized by the Portfolio from certain futures and forward contracts and options transactions will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of such contracts and options as well as from closing transactions.
In addition, any such contracts or options remaining unexercised at the end of the Portfolio's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Portfolio characterized in the manner described above.

     Offsetting positions held by the Portfolio involving certain contracts or options may constitute "straddles." "Straddles" are defined to include "offsetting positions" in actively traded personal property.
The tax treatment of "straddles" is governed by Sections 1092 and 1258 of the Code, which, in certain circumstances, overrides or modifies the provisions of Section 1256 of the Code. As such, all or a portion of any short-term or long-term capital gain from certain "straddle" transactions may be recharacterized to ordinary income. If the Portfolio were treated as entering into "straddles" by reason of its engaging in certain forward contracts or options transactions, such "straddles" would be characterized as "mixed straddles" if the forward contracts or options transactions comprising a part of such "straddles" were governed by Section 1256 of the Code. The Portfolio may make one or more elections with respect to "mixed straddles." Depending on which election is made, if any, the results to the Portfolio may differ. If no election is made to the extent the
"straddle" and conversion transactions rules apply to positions established by the Portfolio, losses realized by the Portfolio will be deferred to the extent of unrealized gain in the offsetting position. Moreover, as a result of the "straddle" rules, short-term capital loss on
"straddle" positions may be recharacterized as long-term capital loss, and long-term capital gains may be treated as short-term capital gains or ordinary income.

     Investment by the Portfolio in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Portfolio to recognize income prior to the receipt of cash payments. For example, the Portfolio could be required to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification as a regulated investment company. In such case, the Portfolio may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.

     If the Growth and Income Portfolio or Growth Portfolio invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal Income Tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain Federal income taxes on the Portfolio. In addition, gain realized from the sale or other disposition of PFIC securities may be treated as ordinary income under Section 1291 of the Code.

                           PORTFOLIO TRANSACTIONS

     The Advisers assume general supervision over placing orders on behalf of the Portfolio for the purchase or sale of investment securities.
Allocation of brokerage transactions, including their frequency, is made in the Advisers' best judgment and in a manner deemed fair and reasonable to shareholders. The primary consideration is prompt execution of orders at the most favorable net price. Subject to this consideration, the brokers selected will include those that supplement the Advisers' research facilities with statistical data, investment information, economic facts and opinions. Information so received is in addition to and not in lieu of services required to be performed by the Advisers and the Advisers' fees are not reduced as a consequence of the receipt of such supplemental information.

     Such information may be useful to Dreyfus in serving both the Fund and other funds which it advises and to Mellon Equity in serving both the Fund and the other funds or accounts it advises, and, conversely, supplemental information obtained by the placement of business of other clients may be useful to the Advisers in carrying out their obligations to the Fund. Sales of Fund shares by a broker may be taken into consideration, and brokers also will be selected because of their ability to handle special executions such as are involved in large block trades or broad distributions, provided the primary consideration is met. Large block trades may, in certain cases, result from two or more funds advised or administered by Dreyfus being engaged simultaneously in the purchase or sale of the same security. Certain of the Fund's transactions in securities of foreign issuers may not benefit from the negotiated commission rates available to the Fund for transactions in securities of domestic issuers. When transactions are executed in the over-the-counter market, the Fund will deal with the primary market makers unless a more favorable price or execution otherwise is obtainable. Foreign exchange transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

     Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the Advisers will not be deterred from changing investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by Dreyfus based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services.

     For the fiscal year ended September 30, 1995, the Fund paid total brokerage commissions of $410, $16,001 and $32,428 with respect to the Income Portfolio, Growth and Income Portfolio and Growth Portfolio, respectively, none of which was paid to the Distributor. The Fund paid no concessions or gross spreads on principal transactions during such periods.

                           PERFORMANCE INFORMATION

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"Performance Information."

     The Growth and Income Portfolio's total return for the .504 year period from March 31, 1995 (commencement of operations) through September 30, 1995 was 14.32% and 14.48% for its Investor Class shares and Class R shares, respectively. The Growth Portfolio's total return for the .504 year period from March 31, 1995 (commencement of operations) through September 30, 1995 was 18.56% and 18.72% for its Investor Class shares and
Class R shares, respectively. The Income Portfolio's total return for the .504 year period from March 31, 1995 (commencement of operations) through September 30, 1995 was 8.08% and 8.24% for its Investor Class shares and Class R shares, respectively. Total return is calculated by subtracting the amount of each Portfolio's net asset value per share at the beginning of a stated period from the net asset value per share at the end of the period (after giving effect to the reinvestment of dividends and distributions during the period), and dividing the result by the net asset value per share at the beginning of the period. Average annual total return is calculated by determining the ending redeemable value of an investment purchased at net asset value per share with a hypothetical
$1,000 payment made at the beginning of the period (assuming the reinvestment of dividends and distributions), dividing by the amount of the initial investment, taking the "n"th root of the quotient (where "n" is the number of years in the period) and subtracting 1 from the result.

     Comparative performance information may be used from time to time in advertising the Fund's shares, including data from Lipper Analytical Services, Inc., Morningstar, Inc., Standard & Poor's 500 Stock Index, the
Dow Jones Industrial Average, Money Magazine, Wilshire 5000 Index and other industry publications. From time to time, the Fund may compare its performance against inflation with the performance of other instruments against inflation, such as short-term Treasury Bills (which are direct obligations of the U.S. Government) and FDIC-insured bank money market accounts. In addition, advertising for the Fund may indicate that investors may consider diversifying their investment portfolios in order to seek protection of the value of their assets against inflation. From time to time, advertising materials for the Fund may refer to or discuss then-current or past economic or financial conditions, developments and/or events.

     From time to time, the Fund may compare its performance with the performance of other instruments, such as certificates of deposit and bank money market accounts which are FDIC-insured. From time to time, advertising materials for the Fund may refer to Morningstar ratings and related analyses supporting such ratings.

                         INFORMATION ABOUT THE FUND

     The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled
"General Information."

     Each Portfolio share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Portfolio shares have no preemptive, subscription or conversion rights and are freely transferable.

     Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Fund, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Portfolio affected by such matter. Rule 18f-2 further provides that a Portfolio shall be deemed to be affected by a matter unless it is clear that the interests of each Portfolio in the matter are identical or that the matter does not affect any interest of such Portfolio. However, that Rule exempts the selection of independent accountants and the election of Directors from the separate voting requirements of the rule.

     The Fund will send annual and semi-annual financial statements to all its shareholders.

         TRANSFER AND DIVIDEND DISBURSING AGENT, CUSTODIAN,
COUNSEL AND INDEPENDENT AUDITORS

     Dreyfus Transfer, Inc., a wholly owned subsidiary of Dreyfus, is located at One American Express Plaza, Providence, Rhode Island 02903, and serves as the Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts during the month, and is reimbursed for certain out-of-pocket expenses. The Bank of New York, 90 Washington Street, New York, New York 10286, is the Fund's custodian. Neither the Transfer Agent nor The Bank of New York has any part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

     Stroock & Stroock & Lavan, 7 Hanover Square, New York, New
York 10004-2696, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares of common stock being sold pursuant to the Fund's Prospectus.

     Ernst & Young LLP, 787 Seventh Avenue, New York, New York
10019, independent auditors, have been selected as auditors of the Fund.
                                  APPENDIX

     Description of certain ratings assigned by Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc. ("S&P"), Moody's Investors Service, Inc. ("Moody's"), Fitch Investors Service, L.P. ("Fitch") and Duff & Phelps Credit Rating Co. ("Duff"):

S&P
Bond Ratings
                                     AAA

     Bonds rated AAA have the highest rating assigned by S&P.
Capacity to pay interest and repay principal is extremely strong.
                                     AA

     Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.
                                      A

     Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.

                                     BBB
     Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     S&P's letter ratings may be modified by the addition of a plus (+) or minus (-) sign designation, which is used to show relative standing within the major rating categories, except in the AAA (Prime Grade) category.

Commercial Paper Rating

     The designation A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation.

Moody's
Bond Ratings
                                     Aaa

     Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
                                     Aa

     Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                                      A

     Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                     Baa

     Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's applies the numerical modifiers 1, 2 and 3 to show relative standing within the major rating categories, except in the Aaa category. The modifier 1 indicates a ranking for the security in the higher end of a rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of a rating category.

Commercial Paper Rating

     The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity.

Fitch
Bond Ratings

     The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's future financial strength and credit quality.

                                     AAA

     Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

                                     AA

     Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.
                                      A

     Bonds rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

                                     BBB

     Bonds rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

  Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category.

Short-Term Ratings

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

                                    F-1+

     Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

                                     F-1

     Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

Duff
Bond Ratings
                                     AAA

     Bonds rated AAA are considered highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

                                     AA

     Bonds rated AA are considered high credit quality.
Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

                                      A

     Bonds rated A have protection factors which are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

                                     BBB

     Bonds rated BBB are considered to have below average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles.

     Plus (+) and minus (-) signs are used with a rating symbol
(except AAA) to indicate the relative position of a credit within the rating category.

Commercial Paper Rating

     The rating Duff-1 is the highest commercial paper rating assigned by Duff. Paper rated Duff-1 is regarded as having very high certainty of timely payment with excellent liquidity factors which are supported by ample asset protection. Risk factors are minor.


DREYFUS LIFETIME PORTFOLIOS, INC., Income Portfolio
STATEMENT OF INVESTMENTS                                                                       SEPTEMBER 30, 1995

                                                                                       PRINCIPAL
BONDS AND NOTES--66.5%                                                                    AMOUNT            VALUE
                                                                                       ---------            -----
   U.S. GOVERNMENT SECURITIES:      U.S. Treasury Bonds:
                                        11 5/8%, 11/15/2004...................        $  600,000      $   820,969
                                    U.S. Treasury Notes:
                                        7 1/2%, 1/31/1997.....................         2,945,000        3,008,041
                                        5 5/8%, 1/31/1998.....................         3,000,000        2,982,189
                                        5 1/8%, 11/30/1998....................           250,000          244,141
                                        7 1/8%, 9/30/1999.....................         1,000,000        1,039,375
                                        8 3/4%, 8/15/2000.....................           700,000          779,078
                                        8%, 5/15/2001.........................         1,000,000        1,090,781
                                        7 1/2%, 11/15/2001....................           180,000          192,740
                                        7 1/2%, 2/15/2005.....................           600,000          653,156
                                                                                                      -----------
                                                                                                        9,989,501
                                                                                                      ===========
                                    TOTAL BONDS AND NOTES
                                        (cost $10,577,780)....................                        $10,810,470
                                                                                                      ===========

 SHORT-TERM INVESTMENTS--31.9%
          U.S. TREASURY BILLS:          5.38%, 10/5/1995......................            41,000      $    40,971
                                        5.33%, 10/12/1995.....................            40,000           39,931
                                        5.34%, 10/19/1995.....................           161,000          160,554
                                        5.40%, 11/2/1995......................            75,000           74,636
                                        5.41%, 11/16/1995..................(a)         2,448,000        2,431,035
                                        5.27%, 11/30/1995.....................            50,000           49,554
                                        5.30%, 12/7/1995......................         2,415,000        2,390,705
                                                                                                      -----------
TOTAL SHORT-TERM INVESTMENTS
    (cost $5,187,909).........................................................                        $ 5,187,386
                                                                                                      ===========
TOTAL INVESTMENTS
    (cost $15,765,689)........................................................             98.4%      $15,997,856
                                                                                          ======      ===========

CASH AND RECEIVABLES (NET)....................................................              1.6%      $   264,679
                                                                                          ======      ===========

NET ASSETS....................................................................            100.0%      $16,262,535
                                                                                          ======      ===========


NOTE TO STATEMENT OF INVESTMENTS;
(a) Partially held by the custodian in a segregated account as collateral for open futures positions.


STATEMENT OF FINANCIAL FUTURES                                                                 SEPTEMBER 30, 1995

Financial Futures Purchased;                                 MARKET VALUE                              UNREALIZED
                                           NUMBER OF              COVERED                            APPRECIATION
                                           CONTRACTS         BY CONTRACTS          EXPIRATION          AT 9/30/95
                                           ---------         ------------          ----------        ------------
Standard & Poor's 500................             13           $3,823,300        December '95            $160,420
                                                                                                         ========

See notes to financial statements.



DREYFUS LIFETIME PORTFOLIOS, INC., Growth and Income Portfolio
STATEMENT OF INVESTMENTS
                                                                                             SEPTEMBER 30, 1995
COMMON STOCKS--46.0%                                                                      SHARES            VALUE
                                                                                          ------            -----
         BASIC INDUSTRIES--2.5%     Cabot.....................................               200       $   10,625
                                    Champion International....................             1,400           75,425
                                    Dow Chemical..............................               700           52,150
                                    duPont (E.I.) de Nemours..................               300           20,625
                                    Eastman Chemical..........................             1,200           76,800
                                    Federal Paper Board.......................               400           15,350
                                    International Paper.......................             1,200           50,400
                                    Lyondell Petrochemical....................             1,000           25,875
                                    PPG Industries............................               500           23,250
                                    Temple-Inland.............................               300           15,975
                                    Union Carbide.............................             1,100           43,725
                                    Wellman...................................               700           17,150
                                    Weyerhaeuser..............................               600           27,375
                                                                                                     ------------
                                                                                                          454,725
                                                                                                     ------------
      CAPITAL SPENDING--10.1%       Advanced Micro Devices.................(a)               800           23,300
                                    Applied Materials......................(a)               300           30,675
                                    Arrow Electronics......................(a)               400           21,750
                                    Avnet.....................................               700           36,138
                                    Cabletron Systems......................(a)               800           52,700
                                    Case......................................               800           29,400
                                    Caterpillar...............................               500           28,438
                                    Ceridian...............................(a)             1,300           57,688
                                    cisco Systems..........................(a)               900           62,100
                                    Computer Associates International.........             1,350           57,038
                                    Cummins Engine............................               700           26,950
                                    Deere & Co................................               200           16,275
                                    Eaton.....................................             1,600           84,800
                                    General Electric..........................             2,400          153,000
                                    HBO & Co..................................               800           50,000
                                    Harnischfeger Industries..................               300           10,012
                                    HealthCare COMPARE.....................(a)             1,300           50,375
                                    Hewlett-Packard...........................               600           50,025
                                    Illinois Tool Works.......................               600           35,325
                                    Intel.....................................             1,300           78,162
                                    International Business Machines...........             1,500          141,563
                                    Lockheed Martin...........................             1,200           80,550
                                    Manpower..................................               400           11,600
                                    McDonnell Douglas.........................               400           33,100
                                    Microsoft..............................(a)               700           63,350
                                    Omnicom Group.............................               300           19,537
                                    Oracle.................................(a)             1,100           42,212
                                    Raytheon..................................             1,200          102,000
                                    Rockwell International....................             1,100           51,975
                                    Sun Microsystems.......................(a)               800           50,400
                                    TRW.......................................             1,100           81,812
                                    Teradyne...............................(a)               400           14,400
                                    Texas Instruments.........................             1,500          119,812
                                    3Com...................................(a)               600           27,300
                                                                                                     ------------
                                                                                                        1,793,762
                                                                                                     ------------
      CONSUMER CYCLICAL--5.9%       American Greetings, Cl. A.................               900      $    27,450
                                    Capital Cities/ABC........................               500           58,813
                                    Chrysler..................................             1,300           68,900
                                    Circuit City Stores.......................             2,300           72,738
                                    Eckerd.................................(a)               500           20,000
                                    Ford Motor................................             2,200           68,475
                                    General Motors............................               400           18,750
                                    Goodyear Tire & Rubber....................               600           23,625
                                    Harley-Davidson...........................               500           12,188
                                    King World Productions.................(a)               900           32,962
                                    Magna International, Cl. A................               400           18,050
                                    Mattel....................................               800           23,500
                                    McDonald's................................             1,600           61,200
                                    Mirage Resorts.........................(a)             1,200           39,450
                                    NIKE, Cl. B...............................               400           44,450
                                    New York Times, Cl. A.....................               800           21,900
                                    Philips Electronics, N.V..................             1,200           58,500
                                    Reynolds & Reynolds, Cl. A................               900           30,937
                                    Rite Aid..................................             1,600           44,800
                                    Safeway................................(a)             1,600           66,800
                                    Sears, Roebuck & Co.......................             2,200           81,125
                                    Tandy.....................................             1,400           85,050
                                    V.F.......................................               600           30,600
                                    Walgreen..................................             1,700           47,600
                                                                                                     ------------
                                                                                                        1,057,863
                                                                                                     ------------
       CONSUMER STAPLES--6.0%       Archer Daniels Midland....................             2,310           35,516
                                    CPC International.........................               900           59,400
                                    Coca-Cola.................................             2,700          186,300
                                    ConAgra...................................             1,500           59,438
                                    Eastman Kodak.............................               700           41,475
                                    Gillette..................................             1,700           80,963
                                    Heinz (H.J.)..............................               600           27,450
                                    IBP.......................................               700           37,363
                                    Johnson & Johnson.........................             2,300          170,487
                                    Newell....................................               900           22,275
                                    PepsiCo...................................             1,400           71,400
                                    Philip Morris Cos.........................             1,600          133,600
                                    Procter & Gamble..........................               600           46,200
                                    Sara Lee..................................             1,000           29,750
                                    Unilever, N.V. (New York Shares)..........               400           52,000
                                    Whitman...................................             1,200           24,750
                                                                                                     ------------
                                                                                                        1,078,367
                                                                                                     ------------
                 ENERGY--4.4%       Amoco.....................................             1,300           83,363
                                    Atlantic Richfield........................               400           42,950
                                    Coastal...................................               500           16,812
                                    Exxon.....................................             2,700          195,075
                                    Mobil.....................................             1,200          119,550
                                    Panhandle Eastern.........................             1,500           40,875
                                    Phillips Petroleum........................               800           26,000
                                    Royal Dutch Petroleum (New York Shares)...             1,300          159,575
                                    Smith International....................(a)             1,000           17,375
                                    Tidewater.................................             1,000           28,125
                                    Williams Cos..............................             1,500           58,500
                                                                                                     ------------
                                                                                                          788,200
                                                                                                     ------------
            HEALTH CARE--4.2%       Abbott Laboratories.......................             1,400           59,675
                                    Amgen..................................(a)             1,200           59,850
                                    Baxter International......................             1,700           69,913
                                    Becton, Dickinson & Co....................             1,000           62,875
                                    Boston Scientific......................(a)               500           21,312
                                    Bristol-Myers Squibb......................               600           43,725
                                    Columbia/HCA Healthcare...................             1,200           58,350
                                    Merck & Co................................             2,700          151,200
                                    Pfizer....................................             1,500           80,062
                                    Schering-Plough...........................             2,600          133,900
                                                                                                     ------------
                                                                                                          740,862
                                                                                                     ------------
     INTEREST SENSITIVE--6.0%       Allstate..................................             2,839          100,430
                                    American National Insurance...............               300           17,475
                                    Bank of New York..........................               500           23,250
                                    BankAmerica...............................             1,400           83,825
                                    Bear Stearns Cos..........................             1,700           36,550
                                    CIGNA.....................................               900           93,712
                                    Chemical Banking..........................             1,500           91,313
                                    Citicorp..................................             1,700          120,275
                                    Dean Witter, Discover & Co................             1,300           73,125
                                    EXEL Limited..............................             1,100           63,938
                                    First Chicago.............................               900           61,762
                                    First USA.................................             1,100           59,675
                                    Loews.....................................               200           29,100
                                    NationsBank...............................             1,800          121,050
                                    Providian.................................               100            4,150
                                    Signet Banking............................               900           23,625
                                    Standard Federal Bancorporation...........               400           15,600
                                    Travelers Group...........................               600           31,875
                                    USLIFE....................................               600           17,550
                                                                                                     ------------
                                                                                                        1,068,280
                                                                                                     ------------
        MINING AND METALS--.7%      ASARCO....................................             1,100           34,650
                                    Alcan Aluminium...........................               700           22,663
                                    Inland Steel Industries...................             1,000           22,750
                                    Phelps Dodge..............................               500           31,312
                                    Reynolds Metals...........................               300           17,325
                                                                                                     ------------
                                                                                                          128,700
                                                                                                     ------------
           TRANSPORTATION--.7%      AMR....................................(a)               200           14,425
                                    CSX.......................................               400           33,650
                                    Conrail...................................               500           34,375
                                    Delta Air Lines...........................               300           20,775
                                    Illinois Central, Ser. A..................               700           27,387
                                                                                                     ------------
                                                                                                          130,612
                                                                                                     ------------
              UTILITIES--5.5%       ALLTEL....................................               700           20,913
                                    Ameritech.................................             3,100          161,588
                                    BellSouth.................................             2,100          153,563
                                    Consolidated Edison.......................             2,200           66,825
                                    DQE.......................................             1,150           30,475
                                    Entergy...................................             2,900           75,762
                                    General Public Utilities..................             2,000           62,250
                                    MCI Communications........................             4,100          106,856
                                    NYNEX.....................................             1,300           62,075
                                    PECO Energy...............................             2,100           60,112
                                    SBC Communications........................             1,500           82,500
                                    Sprint....................................             2,400           84,000
                                    WorldCom...............................(a)               300            9,637
                                                                                                     ------------
                                                                                                          976,556
                                                                                                     ------------
                                    TOTAL COMMON STOCKS
                                        (cost $7,071,303)                                            $  8,217,927
                                                                                                     ============

                                                                                       PRINCIPAL
BONDS AND NOTES--32.1%                                                                    AMOUNT
                                                                                       ---------

   U.S. GOVERNMENT SECURITIES:      U.S. Treasury Bonds;
                                        11.63%, 11/15/2004....................        $  500,000     $    684,141
                                                                                                     ------------

                                    U.S. Treasury Notes:
                                        7.50%, 1/31/1997......................         1,715,000        1,751,711
                                        5.63%, 1/31/1998......................         1,350,000        1,341,985
                                        5.13%, 11/30/1998.....................           350,000          341,797
                                        7.13%, 9/30/1999......................           500,000          519,688
                                        8.75%, 8/15/2000......................           300,000          333,891
                                        8%, 5/15/2001.........................           300,000          327,234
                                        7.50%, 11/15/2001.....................           100,000          107,078
                                        5.75%, 8/15/2003......................           325,000          316,062
                                                                                                     ------------
                                                                                                        5,039,446
                                                                                                     ============

                                    TOTAL BONDS AND NOTES
                                        (cost $5,598,232).....................                       $  5,723,587
                                                                                                     ============

                                                                                       PRINCIPAL
SHORT-TERM INVESTMENTS--20.8%                                                             AMOUNT            VALUE
                                                                                       ---------            -----
          U.S. TREASURY BILLS:      5.34%, 10/5/1995.......................(b)       $    71,000      $    70,950
                                    5.33%, 10/12/1995......................(b)           209,000          208,638
                                    5.37%, 11/2/1995.......................(b)           180,000          179,127
                                    5.41%, 11/16/1995......................(b)           709,000          704,087
                                    5.25%, 12/7/1995.......................(b)         2,584,000        2,558,005
                                                                                                     ------------

                                    TOTAL SHORT-TERM INVESTMENTS
                                        (cost $3,721,591)                                            $  3,720,807
                                                                                                     ============
TOTAL INVESTMENTS (cost $16,391,126)                                                       98.9%     $ 17,662,321
                                                                                          ======     ============
CASH AND RECEIVABLES (NET)                                                                  1.1%      $   188,069
                                                                                          ======     ============
NET ASSETS                                                                                100.0%     $ 17,850,390
                                                                                          ======     ============

NOTES TO STATEMENT OF INVESTMENTS:
(a) Non-income producing.
(b) Partially held by the custodian in a segregated account as collateral for open futures positions.


STATEMENT OF FINANCIAL FUTURES                                                                 SEPTEMBER 30, 1995

                                                                                                       UNREALIZED
                                                                  MARKET VALUE                      APPRECIATION/
                                                   NUMBER OF           COVERED                     (DEPRECIATION)
FINANCIAL FUTURES PURCHASED:                       CONTRACTS      BY CONTRACTS      EXPIRATION         AT 9/30/95
                                                   ---------      ------------      ----------     --------------
Deutsche Aktienindex......................                 1       $   150,112    December '95         $   (3,039)
Financial Times 100.......................                 2           272,618    December '95               (471)
Hang Seng.................................                 1            62,572    December '95             (1,054)
Nikkei 300................................                13           355,610    December '95                799
Russell 2000..............................                13         2,025,400    December '95             22,070
Standard & Poor's 500.....................                 2           588,200    December '95             16,355
                                                                                                       ----------
                                                                                                       $   34,660
                                                                                                       ==========

See notes to financial statements.



DREYFUS LIFETIME PORTFOLIOS, INC., Growth Portfolio
STATEMENT OF INVESTMENTS                                                                       SEPTEMBER 30, 1995

COMMON STOCKS--71.6%                                                                      SHARES            VALUE
                                                                                          ------            -----
       BASIC INDUSTRIES--4.1%       Cabot.....................................               400       $   21,250
                                    Champion International....................             2,600          140,075
                                    Dow Chemical..............................             1,400          104,300
                                    duPont (E.I.) de Nemours..................             2,000          137,500
                                    Eastman Chemical..........................             2,500          160,000
                                    Federal Paper Board.......................               800           30,700
                                    International Paper.......................             2,600          109,200
                                    Lyondell Petrochemical....................             2,000           51,750
                                    PPG Industries............................             1,000           46,500
                                    Temple-Inland.............................               600           31,950
                                    Union Carbide.............................             1,600           63,600
                                    Wellman...................................             1,100           26,950
                                    Weyerhaeuser..............................             1,200           54,750
                                                                                                     ------------
                                                                                                          978,525
                                                                                                     ------------
       CAPITAL SPENDING--15.5%      Advanced Micro Devices.................(a)             1,700           49,513
                                    Applied Materials......................(a)               600           61,350
                                    Arrow Electronics......................(a)               800           43,500
                                    Avnet.....................................             1,400           72,275
                                    Cabletron Systems......................(a)             1,700          111,988
                                    Case......................................             1,600           58,800
                                    Caterpillar...............................             1,100           62,563
                                    Ceridian...............................(a)             2,700          119,813
                                    cisco Systems..........................(a)             1,800          124,200
                                    Computer Associates International.........             2,850          120,412
                                    Cummins Engine............................             1,300           50,050
                                    Deere & Co................................               500           40,687
                                    Eaton.....................................             3,300          174,900
                                    General Electric..........................             4,600          293,250
                                    HBO & Co..................................             1,700          106,250
                                    Harnischfeger Industries..................               800           26,700
                                    HealthCare COMPARE.....................(a)             2,700          104,625
                                    Hewlett-Packard...........................             1,200          100,050
                                    Illinois Tool Works.......................             1,200           70,650
                                    Intel.....................................             2,700          162,337
                                    International Business Machines...........             3,200          302,000
                                    Lockheed Martin...........................             2,600          174,525
                                    Manpower..................................               900           26,100
                                    McDonnell Douglas.........................               900           74,475
                                    Microsoft..............................(a)             1,300          117,650
                                    Omnicom Group.............................               600           39,075
                                    Oracle.................................(a)             2,300           88,262
                                    Raytheon..................................             2,400          204,000
                                    Rockwell International....................             2,300          108,675
                                    Sun Microsystems.......................(a)             1,800          113,400
                                    TRW.......................................             2,200          163,625
                                    Teradyne...............................(a)             1,000           36,000
                                    Texas Instruments.........................             3,000          239,625
                                    3Com...................................(a)             1,400           63,700
                                                                                                     ------------
                                                                                                        3,705,025
                                                                                                     ------------
       CONSUMER CYCLICAL--9.3%      American Greetings, Cl. A.................             1,900      $    57,950
                                    Capital Cities/ABC........................             1,200          141,150
                                    Chrysler..................................             2,500          132,500
                                    Circuit City Stores.......................             4,800          151,800
                                    Eckerd.................................(a)               900           36,000
                                    Ford Motor................................             4,500          140,063
                                    General Motors............................               800           37,500
                                    Goodyear Tire & Rubber....................             1,300           51,188
                                    Harley-Davidson...........................             1,700           41,438
                                    King World Productions.................(a)             1,900           69,588
                                    Magna International, Cl. A................               900           40,612
                                    Mattel....................................             1,700           49,937
                                    McDonald's................................             3,400          130,050
                                    Mirage Resorts.........................(a)             2,400           78,900
                                    NIKE, Cl. B...............................               800           88,900
                                    New York Times, Cl. A.....................             1,700           46,537
                                    Philips Electronics, N.V..................             2,200          107,250
                                    Reynolds & Reynolds, Cl. A................             1,900           65,312
                                    Rite Aid..................................             3,200           89,600
                                    Safeway................................(a)             3,300          137,775
                                    Sears, Roebuck & Co.......................             4,600          169,625
                                    Tandy.....................................             3,000          182,250
                                    V.F.......................................             1,300           66,300
                                    Walgreen..................................             3,600          100,800
                                                                                                     ------------
                                                                                                        2,213,025
                                                                                                     ------------
        CONSUMER STAPLES--9.4%      Archer Daniels Midland....................             4,900           75,338
                                    CPC International.........................             1,900          125,400
                                    Coca-Cola.................................             5,600          386,400
                                    ConAgra...................................             3,000          118,875
                                    Eastman Kodak.............................             1,400           82,950
                                    Gillette..................................             3,600          171,450
                                    Heinz (H.J.)..............................             1,300           59,475
                                    IBP.......................................             1,500           80,062
                                    Johnson & Johnson.........................             4,800          355,800
                                    Newell....................................             2,000           49,500
                                    PepsiCo...................................             2,700          137,700
                                    Philip Morris Cos.........................             3,400          283,900
                                    Procter & Gamble..........................             1,200           92,400
                                    Sara Lee..................................             2,100           62,475
                                    Unilever, N.V. (New York Shares)..........               800          104,000
                                    Whitman...................................             2,400           49,500
                                                                                                     ------------
                                                                                                        2,235,225
                                                                                                     ------------

                  ENERGY--7.0%      Amoco.....................................             2,800          179,550
                                    Atlantic Richfield........................               900           96,638
                                    Coastal...................................               800           26,900
                                    Exxon.....................................             5,700          411,825
                                    Mobil.....................................             2,600          259,025
                                    Panhandle Eastern.........................             3,100           84,475
                                    Phillips Petroleum........................             1,700           55,250
                                    Royal Dutch Petroleum (New York Shares)...             2,700          331,425
                                    Smith International....................(a)             2,100           36,487
                                    Tidewater.................................             2,100           59,062
                                    Williams Cos..............................             3,000          117,000
                                                                                                     ------------
                                                                                                        1,657,637
                                                                                                     ------------

             HEALTH CARE--6.3%      Abbott Laboratories.......................             3,600          153,450
                                    Amgen..................................(a)             2,600          129,675
                                    Baxter International......................             3,400          139,825
                                    Becton, Dickinson & Co....................             1,800          113,175
                                    Boston Scientific......................(a)             1,100           46,888
                                    Bristol-Myers Squibb......................             1,200           87,450
                                    Columbia/HCA Healthcare...................             2,400          116,700
                                    Merck & Co................................             5,600          313,600
                                    Pfizer....................................             3,100          165,462
                                    Schering-Plough...........................             4,700          242,050
                                                                                                     ------------
                                                                                                        1,508,275
                                                                                                     ------------

      INTEREST SENSITIVE--9.3%      Allstate..................................             5,964          210,976
                                    American National Insurance...............               700           40,775
                                    Bank of New York..........................             1,000           46,500
                                    BankAmerica...............................             2,900          173,638
                                    Bear Stearns Cos..........................             3,500           75,250
                                    CIGNA.....................................             1,800          187,425
                                    Chemical Banking..........................             3,200          194,800
                                    Citicorp..................................             3,500          247,625
                                    Dean Witter, Discover & Co................             2,400          135,000
                                    EXEL Limited..............................             2,300          133,688
                                    First Chicago.............................             1,900          130,388
                                    First USA.................................             2,300          124,775
                                    Loews.....................................               300           43,650
                                    NationsBank...............................             3,800          255,550
                                    Providian.................................               300           12,450
                                    Signet Banking............................             1,800           47,250
                                    Standard Federal Bancorporation...........               900           35,100
                                    Travelers Group...........................             1,300           69,062
                                    USLIFE....................................             1,500           43,875
                                                                                                     ------------
                                                                                                        2,207,777
                                                                                                     ------------
         MINING & METALS--1.1%      ASARCO....................................             2,300           72,450
                                    Alcan Aluminium...........................             1,400           45,325
                                    Inland Steel Industries...................             2,200           50,050
                                    Phelps Dodge..............................             1,000           62,625
                                    Reynolds Metals...........................               600           34,650
                                                                                                     ------------
                                                                                                          265,100
                                                                                                     ------------
          TRANSPORTATION--1.1%      AMR....................................(a)               400     $     28,850
                                    CSX.......................................               900           75,712
                                    Conrail...................................             1,000           68,750
                                    Delta Air Lines...........................               600           41,550
                                    Illinois Central, Ser. A..................             1,400           54,775
                                                                                                     ------------
                                                                                                          269,637
                                                                                                     ------------
               UTILITIES--8.5%      ALLTEL....................................             1,400           41,825
                                    Ameritech.................................             6,500          338,813
                                    BellSouth.................................             4,400          321,750
                                    Consolidated Edison.......................             4,600          139,725
                                    DQE.......................................             2,350           62,275
                                    Entergy...................................             6,100          159,363
                                    General Public Utilities..................             4,100          127,613
                                    MCI Communications........................             8,700          226,743
                                    NYNEX.....................................             2,400          114,600
                                    PECO Energy...............................             4,400          125,950
                                    SBC Communications........................             3,200          176,000
                                    Sprint....................................             5,000          175,000
                                    WorldCom...............................(a)               700           22,487
                                                                                                     ------------
                                                                                                        2,032,144
                                                                                                     ------------
                                    TOTAL COMMON STOCKS
                                        (cost $14,751,836)....................                       $ 17,072,370
                                                                                                     ============


                                                                                       PRINCIPAL
SHORT-TERM INVESTMENTS--28.2%                                                             AMOUNT            VALUE
                                                                                       ---------            -----
          U.S. TREASURY BILLS:      5.34%, 10/5/1995.......................(b)       $   191,000      $   190,864
                                    5.36%, 10/19/1995......................(b)           114,000          113,684
                                    5.40%, 10/26/1995......................(b)           105,000          104,613
                                    5.37%, 11/2/1995.......................(b)         1,803,000        1,794,255
                                    5.16%, 11/9/1995.......................(b)           121,000          120,289
                                    5.32%, 11/16/1995......................(b)         1,196,000        1,187,712
                                    5.28%, 12/7/1995.......................(b)         3,237,000        3,204,436
                                                                                                      -----------
                                    TOTAL SHORT-TERM INVESTMENTS
                                        (cost $6,716,972).....................                        $ 6,715,853
                                                                                                      ===========
TOTAL INVESTMENTS (cost $21,468,808)..........................................             99.8%      $23,788,223
                                                                                          ======      ===========
CASH AND RECEIVABLES (NET)....................................................               .2%      $    48,781
                                                                                          ======      ===========
NET ASSETS....................................................................            100.0%      $23,837,004
                                                                                          ======      ===========

NOTES TO STATEMENT OF INVESTMENTS:
(a) Non-income producing.
(b) Partially held by the custodian in a segregated account as collateral for open futures positions.

STATEMENT OF FINANCIAL FUTURES                                                                 SEPTEMBER 30, 1995

                                                                                                       UNREALIZED
                                                                  MARKET VALUE                      APPRECIATION/
                                                   NUMBER OF           COVERED                     (DEPRECIATION)
FINANCIAL FUTURES PURCHASED:                       CONTRACTS      BY CONTRACTS      EXPIRATION         AT 9/30/95
                                                   ---------      ------------      ----------     --------------
CAC 40 Index..............................                 2        $  141,110    December '95            $(9,396)
Deutsche Aktienindex......................                 2           300,223    December '95             (6,078)
Financial Times 100.......................                 4           545,790    December '95                360
Hang Seng.................................                 3           187,716    December '95             (3,208)
Nikkei 300................................                38         1,034,983    December '95             (2,533)
Russell 2000..............................                27         4,206,600    December '95             42,830
                                                                                                          -------
                                                                                                          $21,975
                                                                                                          =======

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF ASSETS AND LIABILITIES                                                            SEPTEMBER 30, 1995

                                                                  INCOME         GROWTH AND INCOME         GR0WTH
                                                               PORTFOLIO                 PORTFOLIO      PORTFOLIO
                                                               ---------         -----------------      ---------
ASSETS:
    Investments in securities, at value
        [cost--Note 4(b)]--see statement..............       $15,997,856               $17,662,321    $23,788,223
    Cash..............................................            82,413                     8,380         30,078
    Dividends and interest receivable.................           181,653                   114,194         33,066
    Receivable for futures variation margin...........                --                     6,508         19,590
    Prepaid expenses--Note 2(g).......................            57,859                    95,341         59,599
                                                             -----------               -----------    -----------
                                                              16,319,781                17,886,744     23,930,556
                                                             -----------               -----------    -----------
LIABILITIES:
    Due to The Dreyfus Corporation....................            10,683                     6,439         11,489
    Due to Distributor................................             1,662                     1,757          2,429
    Payable for investment securities purchased.......                --                     9,612         19,748
    Payable for futures variation margin..............             6,500                        --             --
    Accrued expenses and other liabilities............            38,401                    18,546         59,886
                                                             -----------               -----------    -----------
                                                                  57,246                    36,354         93,552
                                                             -----------               -----------    -----------
NET ASSETS............................................       $16,262,535               $17,850,390    $23,837,004
                                                             ===========               ===========    ===========
REPRESENTED BY:
    Paid-in capital...................................       $15,041,856               $15,666,553    $20,103,205
    Accumulated undistributed investment income-net...           474,272                   332,653        318,027
    Accumulated undistributed net realized gain
        on investments................................           353,820                   545,329      1,074,382
    Accumulated net unrealized appreciation on
        investments and foreign currency
        transactions [including $160,420, $34,660
        and $21,975 net unrealized appreciation on
        financial futures for the Income Portfolio,
        Growth and Income Portfolio and Growth
        Portfolio, respectively]--Note 4(b)...........           392,587                 1,305,855      2,341,390
                                                             -----------               -----------    -----------
NET ASSETS at value...................................       $16,262,535               $17,850,390    $23,837,004
                                                             ===========               ===========    ===========
Shares of Common Stock outstanding:
    Class R Shares
        (50 million shares of $.001 par value
        shares authorized)............................           601,975                   646,297        801,860
                                                             ===========               ===========    ===========
    Investor Class Shares
        (50 million shares of $.001 par value
        shares authorized)............................           601,320                   601,948        805,586
                                                             ===========               ===========    ===========
NET ASSET VALUE per share:
    Class R Shares
        ($8,140,844 / 601,975 shares).................            $13.52
                                                                  ======
        ($9,247,876 / 646,297 shares).................                                      $14.31
                                                                                            ======
        ($11,898,401 / 801,860 shares)................                                                     $14.84
                                                                                                           ======
    Investor Class Shares
        ($8,121,691 / 601,320 shares).................            $13.51
                                                                  ======
        ($8,602,514 / 601,948 shares).................                                      $14.29
                                                                                            ======
        ($11,938,603 / 805,586 shares)................                                                     $14.82
                                                                                                           ======

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF OPERATIONS
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995

                                                                  INCOME         GROWTH AND INCOME         GR0WTH
                                                               PORTFOLIO                 PORTFOLIO      PORTFOLIO
                                                               ---------         -----------------      ---------
INVESTMENT INCOME:
    INCOME:
        Interest......................................       $   531,783               $   314,676    $   231,188
        Cash dividends (net of $1,565 and $2,987
            foreign taxes withheld at source for
            the Growth and Income Portfolio and
            the Growth Portfolio, respectively).......                --                    90,530        184,266
                                                             -----------               -----------    -----------
                TOTAL INCOME .........................           531,783                   405,206        415,454
                                                             -----------               -----------    -----------
    EXPENSES--Note 2(d):
        Management fee--Note 3(a).....................       $    47,599               $    61,635    $    82,882
        Legal fees....................................            12,908                    13,195         16,735
        Distribution fees
            (Investor Class shares)--Note 3(b)........             9,913                    10,185         13,812
        Organization expenses--Note 2(g)..............             7,641                     8,968          7,642
        Registration fees.............................             5,187                     8,545          7,306
        Auditing fees.................................             4,083                     4,083          4,333
        Director's fees and expenses--Note 3(c).......             3,400                     3,252          4,022
        Shareholder servicing costs...................             3,049                     4,804          4,056
        Shareholders' reports.........................             2,667                     2,871          2,871
        Custodian fees................................             1,405                     8,061          9,385
        Miscellaneous.................................               816                       829            829
                                                             -----------               -----------    -----------
                                                                  98,668                   126,428        153,873
        Less--reduction in management fee due to
            undertakings--Note 3(a)...................            41,157                    53,875         56,446
                                                             -----------               -----------    -----------
                TOTAL EXPENSES........................            57,511                    72,553         97,427
                                                             -----------               -----------    -----------
                INVESTMENT INCOME--NET................           474,272                   332,653        318,027
                                                             -----------               -----------    -----------

REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments--Note 4(a).......        $    5,000               $   197,726    $   396,526
    Net realized gain on financial futures
        (including foreign currency
        transactions)--Note 4(a);
    Long Transactions.................................           348,820                   347,603        677,856
                                                             -----------               -----------    -----------
    NET REALIZED GAIN.................................           353,820                   545,329      1,074,382
                                                             -----------               -----------    -----------
    Net unrealized appreciation on investments
        (including foreign currency transactions)
        (including $160,420, $34,660 and $21,975
        net unrealized appreciation on financial
        futures for the Income Portfolio, the Growth
        and Income Portfolio and the Growth
        Portfolio, respectively)......................           392,587                 1,305,855      2,341,390
                                                             -----------               -----------    -----------
            NET REALIZED AND UNREALIZED
                GAIN ON INVESTMENTS...................           746,407                 1,851,184      3,415,772
                                                             -----------               -----------    -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..       $ 1,220,679               $ 2,183,837    $ 3,733,799
                                                             ===========               ===========    ===========

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF CHANGES IN NET ASSETS
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995
                                                                                                  INCOME
                                                                                               PORTFOLIO
                                                                                               ---------
OPERATIONS:
    Investment income--net..............................................                     $   474,272
    Net realized gain on investments....................................                         353,820
    Net unrealized appreciation on investments for the period...........                         392,587
                                                                                             -----------
         NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...........                       1,220,679
                                                                                             -----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold:
        Class R shares..................................................                       7,508,845
        Investor Class shares...........................................                       7,504,669
    Cost of shares redeemed;
        Investor Class shares...........................................                          (4,658)
                                                                                             -----------
            INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS......                      15,008,856
                                                                                             -----------
                TOTAL INCREASE IN NET ASSETS............................                      16,229,535
                                                                                             ===========
NET ASSETS:
    Beginning of period--Note 1.........................................                          33,000
                                                                                             -----------
    End of period (including undistributed investment income-net of
        $474,272 on September 30, 1995).................................                     $16,262,535
                                                                                             ===========

                                                                                              SHARES
                                                                                      ----------------------------
                                                                                      CLASS R       INVESTOR CLASS
                                                                                      -------       --------------
CAPITAL SHARE TRANSACTIONS:
    Shares sold.........................................................              600,655              600,353
    Shares redeemed.....................................................                   --                 (353)
                                                                                      -------              -------
        NET INCREASE IN SHARES OUTSTANDING..............................              600,655              600,000
                                                                                      =======              =======

See notes to financial statements.



DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995
                                                                                       GROWTH AND INCOME
                                                                                               PORTFOLIO
                                                                                       -----------------
OPERATIONS:
    Investment income--net..............................................                     $   332,653
    Net realized gain on investments....................................                         545,329
    Net unrealized appreciation on investments for the period...........                       1,305,855
                                                                                             -----------
        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............                       2,183,837
                                                                                             -----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold:
        Class R shares..................................................                       8,144,735
        Investor Class shares...........................................                       7,509,353
    Cost of shares redeemed:
        Class R shares..................................................                         (20,620)
        Investor Class shares...........................................                            (915)
                                                                                             -----------
            INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS......                      15,632,553
                                                                                             -----------
                TOTAL INCREASE IN NET ASSETS............................                      17,816,390
NET ASSETS:
    Beginning of period--Note 1.........................................                          34,000
                                                                                             -----------
    End of period (including undistributed investment income-net of
    $332,653 on September 30, 1995).....................................                     $17,850,390
                                                                                             ===========



                                                                                                SHARES
                                                                                      ----------------------------
                                                                                      CLASS R       INVESTOR CLASS
                                                                                      -------       --------------
CAPITAL SHARE TRANSACTIONS:
    Shares sold.........................................................              646,375              600,654
    Shares redeemed.....................................................               (1,438)                 (66)
                                                                                      -------              -------
        NET INCREASE IN SHARES OUTSTANDING..............................              644,937              600,588
                                                                                      =======              =======

See notes to financial statements.



DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995
                                                                                                  GROWTH
                                                                                               PORTFOLIO
                                                                                               ---------
OPERATIONS:
    Investment income--net..............................................                     $   318,027
    Net realized gain on investments....................................                       1,074,382
    Net unrealized appreciation on investments for the period...........                       2,341,390
                                                                                             -----------
        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............                       3,733,799
                                                                                             -----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold:
        Class R shares..................................................                      10,007,843
        Investor Class shares...........................................                      10,067,618
    Cost of shares redeemed;
        Investor Class shares...........................................                          (5,256)
                                                                                             -----------
            INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS......                      20,070,205
                                                                                             -----------
                TOTAL INCREASE IN NET ASSETS............................                      23,804,004
NET ASSETS:
    Beginning of period--Note 1.........................................                          33,000
                                                                                             -----------
    End of period (including undistributed investment income-net of
        $318,027 on September 30, 1995).................................                     $23,837,004
                                                                                             -----------



                                                                                                SHARES
                                                                                      ----------------------------
                                                                                      CLASS R       INVESTOR CLASS
                                                                                      -------       --------------
CAPITAL SHARE TRANSACTIONS:
    Shares sold.........................................................              800,540              804,636
    Shares redeemed.....................................................                   --                 (370)
                                                                                      -------              -------
        NET INCREASE IN SHARES OUTSTANDING..............................              800,540              804,266
                                                                                      =======              =======

See notes to financial statements.



DREYFUS LIFETIME PORTFOLIOS, INC.
FINANCIAL HIGHLIGHTS

    Reference is made to pages 5 through 7 of the Fund's
Prospectus dated January 15, 1996.


DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1--GENERAL:

    Dreyfus LifeTime Portfolios, Inc. (the "Fund"), formerly Dreyfus Retirement Portfolios, Inc., was incorporated on July 15, 1993 and operates as a series company currently offering three portfolios: the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio. The Fund accounts separately for the assets, liabilities and operations of each Portfolio. The Fund had no operations until March 31, 1995 (when operations commenced for all Portfolios) other than matters relating to its organization and registration as a diversified open-end management investment company under the Investment Company Act of 1940 ("Act") and the Securities Act of 1933 and the sale and issuance of 2,640 shares of Common Stock ("Initial Shares") of the Income Portfolio and the Growth Portfolio, and 2,720 shares of Common Stock of the Growth and Income Portfolio to MBC Investments Corporation. The Dreyfus Corporation ("Manager") serves as each Portfolio's investment adviser.
The Manager is a direct subsidiary of Mellon Bank, N.A. Mellon Equity Associates ("Mellon Equity") serves as each Portfolios' sub-investment adviser. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc.

    As of September 30, 1995, Allomon Corporation, a subsidiary of Mellon Bank Investments Corporation, which in turn is a subsidiary of Mellon Bank, held the following shares:

 Income Portfolio        1,200,000   Growth Portfolio  1,600,000
 Growth and Income Portfolio  1,200,000

    Each Portfolio offers both Investor Class shares and Class R shares.
Investor Class shares are offered to any investor and Class R shares are offered only to institutional investors. Other differences between the two classes include the services offered to and the expenses borne by each class.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES:

    (A) PORTFOLIO VALUATION: Each Portfolios' investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market.
Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

    Most debt securities (excluding short-term investments) are valued each business day by an independent pricing service ("Service") approved by the Board of Directors. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

    (B) FOREIGN CURRENCY TRANSACTIONS: The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

    Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, and currency gains and losses realized on securities transactions. the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain and loss on investments.

    (C) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:
Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.

    (D) EXPENSES: Expenses directly attributable to each Portfolio are charged to that Portfolio's operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

    (E) DIVIDENDS TO SHAREHOLDERS: Dividends payable to shareholders are recorded by each Portfolio on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, with respect to each Portfolio, are normally declared and paid annually, but each Portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that a net realized capital gain of a Portfolio can be offset by a capital loss carryover, if any, of that Portfolio, such gain will not be distributed.

    (F) FEDERAL INCOME TAXES: It is the policy of the Fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes. For Federal income tax purposes, each Portfolio is treated as a single entity for the purpose of determining such qualification.

    (G) OTHER: Organization expenses paid by the Portfolio are included in prepaid expenses and are being amortized to operations from the date operations commenced over the period during which it is expected that a benefit will be realized, not to exceed five years. At September 30, 1995, the unamortized balance of such expenses of each of the respective Portfolio's amounted to the following:

Income Portfolio             $57,858  Growth Portfolio $57,858
Growth and Income Portfolio   67,900

DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)
NOTE 3--MANAGEMENT FEE, SUB-INVESTMENT ADVISORY FEE AND OTHER
TRANSACTIONS WITH AFFILIATES:

    (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed on the average daily value of each Portfolio's net assets and is payable monthly at the following annual rates: 60 of 1% of the Income Portfolio, and 75 of 1% of the Growth and Income Portfolio and the Growth Portfolio. The Agreement provides that if in any full fiscal year the aggregate expenses of any Portfolio, exclusive of taxes, brokerage, interest on borrowings (which, in the view of Stroock & Stroock & Lavan, counsel to the Fund, also contemplates dividends accrued on securities sold short) and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund, that Portfolio may deduct from payments to be made to the Manager, or the Manager will bear the amount of such excess to the extent required by state law. The most stringent state expense limitation applicable to each Portfolio presently requires reimbursement of expenses in any full fiscal year that such expenses
(excluding 12b-1 Service Plan and certain expenses as described above) exceed 2 1/2% of the first $30 million, 2% of the next $70 million and 1 1/2% of the excess over $100 million of the average value of that Portfolio's net assets in accordance with California "blue sky" regulations. The Manager has undertaken with respect to the Income Portfolio from March 31, 1995 through December 31, 1995, or until such time as the net assets of the Portfolio exceed $500 million, regardless of whether they remain at that level, to reduce to the management fee paid by, or reimburse such excess expenses of the Portfolio, to the extent that the Portfolios' aggregate annual expenses (excluding 12b-1 Service Plan and certain expenses as described above) exceed an annual rate of 60 of 1% of the average daily value of the Portfolios' net assets. With respect to the Growth and Income Portfolio and the Growth
Portfolio, the Manager has undertaken from March 31, 1995 through December 31, 1995, or until such time as the net assets of the Portfolios' exceed $500 million, regardless of whether they remain at that level, to reduce the management fee paid by, or reimburse such excess expenses of the Portfolio, to the extent that the Portfolio's aggregate annual expenses (excluding 12b-1 Service Plan and certain expenses as described above) exceed an annual rate of 75 of 1% of the average daily value of the Portfolio's net assets.

    The expense reimbursements, pursuant to the undertakings amounted to the following for the period ended September 30, 1995:

Income Portfolio           $41,157  Growth Portfolio    $56,446
Growth and Income Portfolio 53,875

    The undertakings may be modified by the Manager from time to time, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the agreement.
DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

    Pursuant to a Sub-Investment Advisory Agreement between the Manager and Mellon Equity, the Manager has agreed to pay Mellon Equity a monthly sub-advisory fee for each Portfolio, computed at the following annual rates:
                                   Annual Fee as a Percentage of
Total Fund Net Assets         Average Daily Net Assets of each
Portfolio

0 to $600 million.                          .35 of 1%
$600 up to $1.2 billion                     .25 of 1%
$1.2 up to $1.8 billion                     .20 of 1%
In excess of $1.8 billion                   .15 of 1%

    (B) Under the Service Plan (the "Plan") with respect to the Investor Class shares only, adopted pursuant to Rule 12b-1 under the Act, the Fund (a) reimburses the Distributor for payments to certain Service Agents for distributing each Portfolio's Investor Class shares and servicing Investor Class shareholder accounts ("Servicing") and
(b) pays the Manager, Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, and any affiliate of either of them (collectively, "Dreyfus") for advertising and marketing relating to each Portfolio's
Investor Class shares and for Servicing, at an aggregate annual rate of .25 of 1% of the value of each Portfolio's average daily net assets of Investor Class shares. Each of the Distributor and Dreyfus may pay one or more Service Agents a fee in respect of Investor Class shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. Each of the Distributor and Dreyfus determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for each
Portfolio to bear the costs of preparing, printing and distributing certain of the Fund's prospectuses and statements of additional information and costs associated with implementing and operating the
Plan, not to exceed the greater of $100,000 or .005 of 1% of each Portfolio's average daily net assets of Investor Class shares for any full fiscal year.
    During the period ended September 30, 1995, the following was charged to each Portfolio pursuant to the Plan:

Income Portfolio            $ 9,913   Growth Portfolio $13,812
Growth and Income Portfolio  10,185

    Effective October 1, 1995, the Plan has been terminated.

    Effective October 2, 1995, the Fund has adopted a Shareholder Services Plan. Under the Shareholder Services Plan, the Fund pays the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of the Portfolio's Investor Class shares only for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

    (C) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 4--SECURITIES TRANSACTIONS:

    (A) The following summarizes the aggregate amount of purchases and sales of investment securities, excluding short-term securities, for the period ended September 30, 1995:

                                     PURCHASES         SALES
                                    -----------    ----------
    Income Portfolio.............   $11,067,283    $  511,484
    Growth and Income Portfolio.     16,235,527     3,771,966
    Growth Portfolio.............    21,542,148     7,187,600

    The Fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The Fund is exposed to market risk as a result of changes in the value of the underlying financial instruments (see the Statements of Financial Futures). Investments in financial futures require the Fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are made or received to reflect daily unrealized gains or losses. When the contracts are closed, the Fund recognizes a realized gain or loss. These investments require initial margin deposits with a custodian, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 1995 and their related unrealized market appreciation (depreciation) are set forth in the Statements of Financial Futures.

    (B) The following summarizes accumulated net unrealized appreciation on investments for each Portfolio at September 30, 1995:

                            Gross           Gross
                        Appreciation  (Depreciation)     Net                             ------------  --------------  ----------
Income Portfolio.....        $  393,804       $ (1,217)   $  392,587
Growth and Income Portfolio.. 1,367,745        (61,890)    1,305,855
  Growth Portfolio........    2,495,195       (153,805)    2,341,390

  At September 30, 1995, the cost of investments of each Portfolio for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. The cost of investments for Portfolio series for financial reporting purposes as of September 30, 1995 was as follows:

Income Portfolio      $15,765,689  Growth Portfolio  $21,468,808
Growth and Income Portfolio  16,391,126


Dreyfus LifeTime Portfolios, Inc.
Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
Dreyfus LifeTime Portfolios, Inc.

    We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus LifeTime Portfolios, Inc., (comprised of the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio) as of September 30, 1995, and the related statements of operations and changes in net assets and financial highlights for the period from March 31, 1995 (commencement of operations) to September 30, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Portfolios constituting the
Dreyfus LifeTime Portfolios, Inc. at September 30, 1995, and the results of their operations, the changes in their net assets and the financial highlights for the period from March 31, 1995 to September 30, 1995, in conformity with generally accepted accounting principles.

[Ernst & Young LLP signature logo]

New York, New York
November 8, 1995

Dear Shareholder:
    The letter that follows is the first annual report of Dreyfus LifeTime Portfolios, Inc., a mutual fund that began operations in March of this year. It is a pleasure to introduce the Portfolios' manager, Steven A. Falci, to those who have invested in this mutual fund.
    Steve Falci is a portfolio manager for our corporate affiliate, Mellon Equity Associates, which is the Portfolios' sub-investment adviser. He has broad experience in portfolio management, asset allocation and the application of quantitative techniques to create investment solutions.
    Prior to joining Mellon Equity Associates in April 1994, Steve was the Managing Director--Pension Investments at NYNEX Corporation where he oversaw the internally managed assets of the NYNEX Pension Fund and NYNEX Foundation. He was responsible for equity and fixed income portfolio management and trading, investment strategy and the generation of new portfolio applications.
    Steve is a chartered financial analyst and is a member of the Association for Investment Management and Research. He received an MBA in finance and a B.S. in economics, both from New York University.
                          Sincerely,

                          [Stephen E. Canter signature logo]

                          Stephen E. Canter
                          Chief Investment Officer
                          The Dreyfus Corporation

October 18, 1995
New York, N.Y.

LETTER TO SHAREHOLDERS

Dear Shareholder:
    Dreyfus LifeTime Portfolios, Inc. commenced operations on March 31 of this year. The Fund is composed of three separate portfolios, each specifically designed for investors at particular points in the savings cycle. Each portfolio follows an asset allocation strategy that involves an ongoing comparison of the relative value of stocks and bonds across different markets.

ECONOMIC ENVIRONMENT
    For most of the past twelve months, the U.S. economy expanded in spite of a restrictive monetary policy pursued by the Federal Reserve Board until early last summer. In July of this year the Fed switched gears and lowered its short-term interest rates by a minimal amount. This action was taken because the American economy had started to slow down and the central bank wanted to make sure that the slowdown would not turn into a full-fledged recession.
    The most recent economic statistics do indeed indicate that the Fed has successfully reduced the rate of economic expansion, which in turn has warded off threats of a recurrence of price or wage inflation.
    Thanks to low interest rates, the construction industry continues to look vigorous. However, retail sales and industrial production have cooled off. Gross Domestic Product continues to grow, but at a reduced rate. Unemployment remains steady at somewhat below six percent. However, job growth according to the latest statistics has diminished its pace.
    Many economists now are wondering whether this pause in economic growth is a prelude to something more serious, or is simply a pause before faster growth is resumed.
    On the global scene, economic growth is slowing due to the long lagged effects of the dynamic interest rate rise in 1994. Our analysis is that, while short bursts of faster growth may temporarily occur, current monetary and fiscal trends portend more below-average growth in 1996, with 1997 likely to see a more sustained economic and earnings growth phase if the liquidity background improves further. European economic activity is slowing and Japan remains in need of a major stimulus program to accelerate growth in 1996.

MARKET ENVIRONMENT
    As we see it, the financial markets have a continued positive background as increased monetary liquidity and lower interest rates should occur in the current slow-growth, low-inflation environment. The corollary of this for equity investments is that the risk of some 1996 earnings disappointments has increased. Therefore, stock selection and company focus must be made very carefully.
    A case in point is the sell-off in late September and early October of high technology stocks, after they had reached unprecedented high prices and record price/earnings ratios. To be sure, this has uncovered a number of situations where these stocks are now much more attractively priced. However, the lesson has been underscored that earnings and prospects for future earnings are decisive in stock price fluctuations.

PORTFOLIO OVERVIEW
    The Income Portfolio is designed for the investor with a short investment horizon. It is designed to be the least risky of the three Portfolios. The majority of assets are allocated to bonds and cash with a stock component of about 25% of Portfolio assets included to combat inflation. We maintain constant allocations to each asset class in this Portfolio and manage each asset class passively, using an index-based approach.
    The Growth and Income Portfolio is designed for the investor with an intermediate investment horizon and is the most moderate of the Portfolios. A modest portion of assets are allocated to international investments, with stocks and bonds equally weighted both domestically and internationally. We can move somewhat from baseline weights for the mix of international versus domestic assets and for the mix of domestic stocks versus domestic bonds. To make these decisions, we use proprietary asset allocation models developed by the Portfolios' sub-investment advisor, Mellon Equity Associates. Except for domestic stocks, all asset classes are passively managed.
    The Growth Portfolio is designed for the investor with a longer investment horizon and has the highest risk of the three portfolios. A larger portion of assets, as compared to the Growth and Income Portfolio, are allocated to international investments with stocks dominating the allocation for both international and domestic assets. The allocation can vary significantly from baseline weights and the asset allocation decisions are also implemented using Mellon Equity's disciplined asset allocation process. Like the Growth and Income Portfolio, all asset classes are passively managed with the exception of domestic stocks.
    For each Portfolio, Mellon Equity establishes an asset allocation baseline that describes target levels or relative weights for the Portfolio's asset classes. For each Portfolio, Mellon Equity then establishes active allocation ranges. One deals with relative weighting (compared to the Portfolio baseline) as between international and domestic assets; the other involves weightings for domestic assets as between common stock and fixed-income assets.
    To implement the first stage of allocation in the Growth Portfolio and the Growth and Income Portfolio, we evaluate risk and return characteristics of capital markets around the world and their correlation across countries, including expected movements in currency markets.
    In the second stage of allocation in domestic markets, we evaluate risk and return characteristics of the domestic equity and fixed-income markets. We do this by comparing the valuation of equity and fixed-income assets relative to their current market prices and long-term values in the context of the current economic environment. Using this analysis, we arrive at appropriate relative weightings among domestic securities.
    Mellon Equity maintains a continuous watch on these relative asset class weights, making changes when required, subject to our assessment of current economic conditions and investment opportunities.
    In selecting securities for each Portfolio, we attempt to approximate the investment characteristics of designated benchmark indices, while seeking to exceed the returns of the benchmark.
    In its active investment process, Mellon Equity concentrates on fundamental factors such as relative price/earnings ratios, relative book-to-price ratios, earnings growth rates and momentum, and consensus earnings expectations and changes in that consensus. Using this information, we value and rank stocks based on our belief of expected performance relative to the asset class benchmark.

PORTFOLIO RETURNS
    As previously noted, Dreyfus LifeTime Portfolios began operations March 31, 1995. The fiscal year ended September 30, 1995. We are pleased to report the following results for that period of six calendar months.
    The Income Portfolio provided total returns in line with its benchmark. (See graph on a later page.) Investor Class shares of the Income Portfolio returned 8.08% for the reporting period, and Class R shares 8.24%.*
    The Growth and Income Portfolio and the Growth Portfolio both achieved strong total returns.
    The Growth and Income Portfolio's Investor Class and Class R shares achieved total returns of 14.32% and 14.48%, respectively; the Growth Portfolio's Investor Class and Class R shares achieved total returns of 18.56% and 18.72%, respectively.*
    The strong performance by these latter two Portfolios was generated by our asset allocation decisions and successful stock selection in the domestic equity component. Both Portfolios assumed their maximum stock positions in early May as long maturity bond rates fell below 7%. This decision enhanced returns, because stocks outperformed bonds over the subsequent months. The performance in domestic stocks was attributable to stock selection across the broad market sectors, rather than to superior performance of any particular sector of the portfolio such as technology.
    At present, the Growth and Income Portfolio and the Growth Portfolio remain at their maximum stock weights reflecting the relative attractiveness of stocks to bonds as indicated by our proprietary evaluation techniques.
    It is a pleasure to count you among the investors in Dreyfus LifeTime Portfolios. We look forward to a continuing and rewarding relationship.
                                Sincerely,
                                [Steven A. Falci signature logo]

                                Steven A. Falci
                                Portfolio Manager

October 18, 1995
New York, N.Y.

*Total return includes reinvestment of dividends and any capital gains paid.

DREYFUS LIFETIME PORTFOLIOS, INC., Income Portfolio   SEPTEMBER
30, 1995

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE INVESTOR CLASS SHARES AND CLASS R SHARES OF DREYFUS LIFETIME PORTFOLIOS, INC.-- INCOME PORTFOLIO WITH THE LEHMAN BROTHERS INTERMEDIATE GOVERNMENT / CORPORATE BOND INDEX AND A CUSTOMIZED BLENDED INDEX
[SEE EXHIBIT A]

 *Source: Lehman Brothers
**Source: Lehman Brothers, Lipper Analytical Services, Inc., and The Wall Street Journal


ACTUAL AGGREGATE TOTAL RETURNS

             INVESTOR CLASS SHARES                                               CLASS R SHARES
-------------------------------------------------------      -------------------------------------------------------
From Inception (3/31/95) to September 30, 1995    8.08%      From Inception (3/31/95) to September 30, 1995    8.24%

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Investor Class shares and Class R shares of the Income Portfolio on 3/31/95 (Inception Date) to a $10,000 investment made in the Lehman Brothers Intermediate Government/Corporate Bond Index on that date as well as to a Customized Blended Index reflecting the Portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the Fund's prospectus. All dividends and capital gain distributions are reinvested.

The Income Portfolio allocates your money among domestic bonds and stocks and money market instruments. The Portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The Lehman Brothers Intermediate Government/Corporate Bond Index is a widely accepted index of bond market performance which does not take into account charges, fees and other expenses. The Lehman Brothers Intermediate Government/Corporate Bond Index ("Lehman Index") was selected because (1) government and corporate bonds represent the highest Baseline percentage of the Portfolio and
(2) the fixed-income portion of the Portfolio is invested to represent the Lehman Index. The Customized Blended Index has been prepared by the Fund for purposes of more accurate comparison to the Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the Prospectus, but in greater detail than the broader prospectus Baseline percentages: Bonds--67.5%; Stocks--22.5%; and Treasury Bills--10%. The Customized Blended Index combines returns from the Lehman Index, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and the 90-day Treasury
Bill rate, as it changes from time to time, and is weighted to the aforementioned Baseline percentages. The Lehman Index is a widely accepted, unmanaged index of Government and Corporate bond market performance composed of U.S. Government, Treasury and agency securities, fixed-income securities and nonconvertible investment grade corporate debt, with an average maturity of 1-10 years. The S&P 500 Index is a widely accepted, unmanaged index of overall stock market performance. None of the foregoing indices reflect account charges, fees or other expenses. Further information relating to the Portfolio's performance, including expense reimbursements, if applicable, is contained in the Condensed Financial Information section of the Prospectus and elsewhere in this Report.


DREYFUS LIFETIME PORTFOLIOS, INC., Growth and Income Portfolio
                                       SEPTEMBER 30, 1995

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE
INVESTOR CLASS SHARES AND CLASS R SHARES OF DREYFUS LIFETIME
PORTFOLIOS, INC.-- GROWTH AND INCOME PORTFOLIO WITH THE STANDARD
& POOR'S 500 COMPOSITE STOCK PRICE INDEX AND A CUSTOMIZED
BLENDED INDEX

[SEE EXHIBIT B]
 *Source: Lipper Analytical Services, Inc.
**Source: Lipper Analytical Services, Inc., Lehman Brothers,
Morgan Stanley & Co. Incorporated and J.P. Morgan & Co.
Incorporated

ACTUAL AGGREGATE TOTAL RETURNS

             INVESTOR CLASS SHARES                                                 CLASS R SHARES
---------------------------------------------------------     --------------------------------------------------------
From Inception (3/31/95) to September 30, 1995    14.32%      From Inception (3/31/95) to September 30, 1995    14.48%

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Investor Class shares and Class R shares of the Growth and Income Portfolio on 3/31/95 (Inception Date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") on that date as well as to a Customized Blended Index reflecting the Portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the Fund's prospectus. All dividends and capital gain distributions are reinvested.

The Growth and Income Portfolio allocates your money among domestic and foreign stocks and bonds. The Portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of overall stock market performance which does not take into account charges, fees and other expenses. The S&P 500 Index was selected because (1) domestic common stocks represent a significant portion of the Baseline and (2) the majority of the stock portion of the Portfolio is invested in stocks included in the S&P 500 Index. Because the Portfolio has significant fixed-income holdings, though, it can underperform an equity-only index. The Customized Blended Index has been prepared by the Fund for purposes of more accurate comparison to the Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the Prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks-36%; Domestic Small Company Stocks-9%; Foreign Stocks-5%; Domestic Bonds-45%; Foreign Bonds-5%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000
Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged, $U.S. ("EAFE Index"), the Lehman Brothers Intermediate Government/Corporate Bond Index ("Lehman Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged ("J.P. Morgan Global Index"), and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000
Index is composed of the largest U.S. companies by market capitalization. The EAFE Index, which is the property of Morgan Stanley & Co. Incorporated, is an unmanaged index composed of a sample of companies representative of the market structure of 16 European and Pacific Basin countries and includes net dividends reinvested. The Lehman Index is a widely accepted, unmanaged index of Government and Corporate bond market performance composed of U.S. Government, Treasury and agency securities, fixed-income securities and nonconvertible investment grade corporate debt, with an average maturity of 1-10 years.
The J.P. Morgan Global Index is an index Portfolio that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. None of the foregoing indices reflect account charges, fees or other expenses. Further information relating to the Portfolio's performance, including expense reimbursements, if applicable, is contained in the Condensed Financial Information section of the Prospectus and elsewhere in this Report.

DREYFUS LIFETIME PORTFOLIOS, INC., Growth Portfolio   SEPTEMBER
30, 1995

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE INVESTOR CLASS SHARES AND CLASS R SHARES OF DREYFUS LIFETIME PORTFOLIOS, INC.-- GROWTH PORTFOLIO WITH THE STANDARD & POOR'S 500 COMPOSITE STOCK PRICE INDEX AND A CUSTOMIZED BLENDED INDEX

[SEE EXHIBIT C]

 *Source: Lipper Analytical Services, Inc.
**Source: Lipper Analytical Services, Inc., Lehman Brothers,
Morgan Stanley & Co. Incorporated and J.P. Morgan & Co.
Incorporated


ACTUAL AGGREGATE TOTAL RETURNS

             INVESTOR CLASS SHARES                                                CLASS R SHARES
--------------------------------------------------------    --------------------------------------------------------
From Inception (3/31/95) to September 30, 1995    18.56%    From Inception (3/31/95) to September 30, 1995    18.72%

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Investor Class shares and Class R shares of the Growth Portfolio on 3/31/95 (Inception Date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") on that date as well as to a Customized Blended Index reflecting the Portfolio's asset allocation baseline percentages ("Baseline") which are described below and in the Fund's prospectus. All dividends and capital gain distributions are reinvested.

The Growth Portfolio allocates your money among domestic and foreign stocks and bonds. The Portfolio's performance shown in the line graph takes into account all applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of overall stock market performance which does not take into account charges, fees and other expenses. The S&P 500 Index was selected because (1) domestic common stocks represent the highest Baseline percentage of the Portfolio's assets and
(2) the majority of the stock portion of the Portfolio is invested in stocks included in the S&P 500 Index. The Customized Blended Index has been prepared by the Fund for purposes of more accurate comparison to the Portfolio's overall portfolio composition. We have combined the performance of unmanaged indices reflecting the Baseline percentages set forth in the Prospectus, but in greater detail than the broader prospectus Baseline percentages: Domestic Large Company Stocks-54.4%; Domestic Small Company Stocks-13.6%; Foreign Stocks-12.0%; Domestic Bonds-17.0%; and Foreign Bonds-3.0%. The Customized Blended Index combines returns from the S&P 500 Index, the Russell 2000 Index, the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index-Hedged,$U.S. ("EAFE Index"), the Lehman Brothers Intermediate Government/Corporate Bond Index ("Lehman
Index") and the J.P. Morgan Non-U.S. Government Bond Index-Hedged ("J.P. Morgan Global Index") and is weighted to the aforementioned Baseline percentages. The Russell 2000 Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the largest U.S. companies by market capitalization.

The EAFE Index, which is the property of Morgan Stanley
& Co. Incorporated, is an unmanaged index composed of a sample of companies representative of the market structure of 16 European and Pacific Basin countries and includes net dividends reinvested. The Lehman Index is a widely accepted, unmanaged index of Government and Corporate bond market performance composed of U.S. Government, Treasury and agency securities, fixed-income securities and nonconvertible investment grade corporate debt, with an average maturity of 1-10 years.
The J.P. Morgan Global Index is an index Portfolio that measures returns on bonds from 12 world markets, hedged into U.S. dollars. This index does not include a U.S. bonds component. None of the foregoing indices reflect account charges, fees or other expenses. Further information relating to the Portfolio's performance, including expense reimbursements, if applicable, is contained in the Condensed Financial Information section of the Prospectus and elsewhere in this Report.


DREYFUS LIFETIME PORTFOLIOS, INC., Income Portfolio
STATEMENT OF INVESTMENTS                                                                       SEPTEMBER 30, 1995
                                                                                       PRINCIPAL
BONDS AND NOTES--66.5%                                                                    AMOUNT            VALUE
                                                                                       ---------            -----
   U.S. GOVERNMENT SECURITIES:      U.S. Treasury Bonds:
                                        11 5/8%, 11/15/2004...................        $  600,000      $   820,969
                                    U.S. Treasury Notes:
                                        7 1/2%, 1/31/1997.....................         2,945,000        3,008,041
                                        5 5/8%, 1/31/1998.....................         3,000,000        2,982,189
                                        5 1/8%, 11/30/1998....................           250,000          244,141
                                        7 1/8%, 9/30/1999.....................         1,000,000        1,039,375
                                        8 3/4%, 8/15/2000.....................           700,000          779,078
                                        8%, 5/15/2001.........................         1,000,000        1,090,781
                                        7 1/2%, 11/15/2001....................           180,000          192,740
                                        7 1/2%, 2/15/2005.....................           600,000          653,156
                                                                                                      -----------
                                                                                                        9,989,501
                                                                                                      ===========
                                    TOTAL BONDS AND NOTES
                                        (cost $10,577,780)....................                        $10,810,470
                                                                                                      ===========

 SHORT-TERM INVESTMENTS--31.9%
          U.S. TREASURY BILLS:          5.38%, 10/5/1995......................            41,000      $    40,971
                                        5.33%, 10/12/1995.....................            40,000           39,931
                                        5.34%, 10/19/1995.....................           161,000          160,554
                                        5.40%, 11/2/1995......................            75,000           74,636
                                        5.41%, 11/16/1995..................(a)         2,448,000        2,431,035
                                        5.27%, 11/30/1995.....................            50,000           49,554
                                        5.30%, 12/7/1995......................         2,415,000        2,390,705
                                                                                                      -----------
TOTAL SHORT-TERM INVESTMENTS
    (cost $5,187,909).........................................................                        $ 5,187,386
                                                                                                      ===========
TOTAL INVESTMENTS
    (cost $15,765,689)........................................................             98.4%      $15,997,856
                                                                                          ======      ===========

CASH AND RECEIVABLES (NET)....................................................              1.6%      $   264,679
                                                                                          ======      ===========

NET ASSETS....................................................................            100.0%      $16,262,535
                                                                                          ======      ===========


NOTE TO STATEMENT OF INVESTMENTS;
(a) Partially held by the custodian in a segregated account as collateral for open futures positions.

STATEMENT OF FINANCIAL FUTURES                                                                 SEPTEMBER 30, 1995

Financial Futures Purchased;                                 MARKET VALUE                              UNREALIZED
                                           NUMBER OF              COVERED                            APPRECIATION
                                           CONTRACTS         BY CONTRACTS          EXPIRATION          AT 9/30/95
                                           ---------         ------------          ----------        ------------
Standard & Poor's 500................             13           $3,823,300        December '95            $160,420
                                                                                                         ========

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC., Growth and Income Portfolio
STATEMENT OF INVESTMENTS
                                                                                             SEPTEMBER 30, 1995
COMMON STOCKS--46.0%                                                                      SHARES            VALUE
                                                                                          ------            -----
         BASIC INDUSTRIES--2.5%     Cabot.....................................               200       $   10,625
                                    Champion International....................             1,400           75,425
                                    Dow Chemical..............................               700           52,150
                                    duPont (E.I.) de Nemours..................               300           20,625
                                    Eastman Chemical..........................             1,200           76,800
                                    Federal Paper Board.......................               400           15,350
                                    International Paper.......................             1,200           50,400
                                    Lyondell Petrochemical....................             1,000           25,875
                                    PPG Industries............................               500           23,250
                                    Temple-Inland.............................               300           15,975
                                    Union Carbide.............................             1,100           43,725
                                    Wellman...................................               700           17,150
                                    Weyerhaeuser..............................               600           27,375
                                                                                                     ------------
                                                                                                          454,725
                                                                                                     ------------
      CAPITAL SPENDING--10.1%       Advanced Micro Devices.................(a)               800           23,300
                                    Applied Materials......................(a)               300           30,675
                                    Arrow Electronics......................(a)               400           21,750
                                    Avnet.....................................               700           36,138
                                    Cabletron Systems......................(a)               800           52,700
                                    Case......................................               800           29,400
                                    Caterpillar...............................               500           28,438
                                    Ceridian...............................(a)             1,300           57,688
                                    cisco Systems..........................(a)               900           62,100
                                    Computer Associates International.........             1,350           57,038
                                    Cummins Engine............................               700           26,950
                                    Deere & Co................................               200           16,275
                                    Eaton.....................................             1,600           84,800
                                    General Electric..........................             2,400          153,000
                                    HBO & Co..................................               800           50,000
                                    Harnischfeger Industries..................               300           10,012
                                    HealthCare COMPARE.....................(a)             1,300           50,375
                                    Hewlett-Packard...........................               600           50,025
                                    Illinois Tool Works.......................               600           35,325
                                    Intel.....................................             1,300           78,162
                                    International Business Machines...........             1,500          141,563
                                    Lockheed Martin...........................             1,200           80,550
                                    Manpower..................................               400           11,600
                                    McDonnell Douglas.........................               400           33,100
                                    Microsoft..............................(a)               700           63,350
                                    Omnicom Group.............................               300           19,537
                                    Oracle.................................(a)             1,100           42,212
                                    Raytheon..................................             1,200          102,000
                                    Rockwell International....................             1,100           51,975
                                    Sun Microsystems.......................(a)               800           50,400
                                    TRW.......................................             1,100           81,812
                                    Teradyne...............................(a)               400           14,400
                                    Texas Instruments.........................             1,500          119,812
                                    3Com...................................(a)               600           27,300
                                                                                                     ------------
                                                                                                        1,793,762
                                                                                                     ------------
      CONSUMER CYCLICAL--5.9%       American Greetings, Cl. A.................               900      $    27,450
                                    Capital Cities/ABC........................               500           58,813
                                    Chrysler..................................             1,300           68,900
                                    Circuit City Stores.......................             2,300           72,738
                                    Eckerd.................................(a)               500           20,000
                                    Ford Motor................................             2,200           68,475
                                    General Motors............................               400           18,750
                                    Goodyear Tire & Rubber....................               600           23,625
                                    Harley-Davidson...........................               500           12,188
                                    King World Productions.................(a)               900           32,962
                                    Magna International, Cl. A................               400           18,050
                                    Mattel....................................               800           23,500
                                    McDonald's................................             1,600           61,200
                                    Mirage Resorts.........................(a)             1,200           39,450
                                    NIKE, Cl. B...............................               400           44,450
                                    New York Times, Cl. A.....................               800           21,900
                                    Philips Electronics, N.V..................             1,200           58,500
                                    Reynolds & Reynolds, Cl. A................               900           30,937
                                    Rite Aid..................................             1,600           44,800
                                    Safeway................................(a)             1,600           66,800
                                    Sears, Roebuck & Co.......................             2,200           81,125
                                    Tandy.....................................             1,400           85,050
                                    V.F.......................................               600           30,600
                                    Walgreen..................................             1,700           47,600
                                                                                                     ------------
                                                                                                        1,057,863
                                                                                                     ------------
       CONSUMER STAPLES--6.0%       Archer Daniels Midland....................             2,310           35,516
                                    CPC International.........................               900           59,400
                                    Coca-Cola.................................             2,700          186,300
                                    ConAgra...................................             1,500           59,438
                                    Eastman Kodak.............................               700           41,475
                                    Gillette..................................             1,700           80,963
                                    Heinz (H.J.)..............................               600           27,450
                                    IBP.......................................               700           37,363
                                    Johnson & Johnson.........................             2,300          170,487
                                    Newell....................................               900           22,275
                                    PepsiCo...................................             1,400           71,400
                                    Philip Morris Cos.........................             1,600          133,600
                                    Procter & Gamble..........................               600           46,200
                                    Sara Lee..................................             1,000           29,750
                                    Unilever, N.V. (New York Shares)..........               400           52,000
                                    Whitman...................................             1,200           24,750
                                                                                                     ------------
                                                                                                        1,078,367
                                                                                                     ------------
                 ENERGY--4.4%       Amoco.....................................             1,300           83,363
                                    Atlantic Richfield........................               400           42,950
                                    Coastal...................................               500           16,812
                                    Exxon.....................................             2,700          195,075
                                    Mobil.....................................             1,200          119,550
                                    Panhandle Eastern.........................             1,500           40,875
                                    Phillips Petroleum........................               800           26,000
                                    Royal Dutch Petroleum (New York Shares)...             1,300          159,575
                                    Smith International....................(a)             1,000           17,375
                                    Tidewater.................................             1,000           28,125
                                    Williams Cos..............................             1,500           58,500
                                                                                                     ------------
                                                                                                          788,200
                                                                                                     ------------
            HEALTH CARE--4.2%       Abbott Laboratories.......................             1,400           59,675
                                    Amgen..................................(a)             1,200           59,850
                                    Baxter International......................             1,700           69,913
                                    Becton, Dickinson & Co....................             1,000           62,875
                                    Boston Scientific......................(a)               500           21,312
                                    Bristol-Myers Squibb......................               600           43,725
                                    Columbia/HCA Healthcare...................             1,200           58,350
                                    Merck & Co................................             2,700          151,200
                                    Pfizer....................................             1,500           80,062
                                    Schering-Plough...........................             2,600          133,900
                                                                                                     ------------
                                                                                                          740,862
                                                                                                     ------------
     INTEREST SENSITIVE--6.0%       Allstate..................................             2,839          100,430
                                    American National Insurance...............               300           17,475
                                    Bank of New York..........................               500           23,250
                                    BankAmerica...............................             1,400           83,825
                                    Bear Stearns Cos..........................             1,700           36,550
                                    CIGNA.....................................               900           93,712
                                    Chemical Banking..........................             1,500           91,313
                                    Citicorp..................................             1,700          120,275
                                    Dean Witter, Discover & Co................             1,300           73,125
                                    EXEL Limited..............................             1,100           63,938
                                    First Chicago.............................               900           61,762
                                    First USA.................................             1,100           59,675
                                    Loews.....................................               200           29,100
                                    NationsBank...............................             1,800          121,050
                                    Providian.................................               100            4,150
                                    Signet Banking............................               900           23,625
                                    Standard Federal Bancorporation...........               400           15,600
                                    Travelers Group...........................               600           31,875
                                    USLIFE....................................               600           17,550
                                                                                                     ------------
                                                                                                        1,068,280
                                                                                                     ------------
        MINING AND METALS--.7%      ASARCO....................................             1,100           34,650
                                    Alcan Aluminium...........................               700           22,663
                                    Inland Steel Industries...................             1,000           22,750
                                    Phelps Dodge..............................               500           31,312
                                    Reynolds Metals...........................               300           17,325
                                                                                                     ------------
                                                                                                          128,700
                                                                                                     ------------
           TRANSPORTATION--.7%      AMR....................................(a)               200           14,425
                                    CSX.......................................               400           33,650
                                    Conrail...................................               500           34,375
                                    Delta Air Lines...........................               300           20,775
                                    Illinois Central, Ser. A..................               700           27,387
                                                                                                     ------------
                                                                                                          130,612
                                                                                                     ------------
              UTILITIES--5.5%       ALLTEL....................................               700           20,913
                                    Ameritech.................................             3,100          161,588
                                    BellSouth.................................             2,100          153,563
                                    Consolidated Edison.......................             2,200           66,825
                                    DQE.......................................             1,150           30,475
                                    Entergy...................................             2,900           75,762
                                    General Public Utilities..................             2,000           62,250
                                    MCI Communications........................             4,100          106,856
                                    NYNEX.....................................             1,300           62,075
                                    PECO Energy...............................             2,100           60,112
                                    SBC Communications........................             1,500           82,500
                                    Sprint....................................             2,400           84,000
                                    WorldCom...............................(a)               300            9,637
                                                                                                     ------------
                                                                                                          976,556
                                                                                                     ------------
                                    TOTAL COMMON STOCKS
                                        (cost $7,071,303)                                            $  8,217,927
                                                                                                     ============

                                                                                       PRINCIPAL
BONDS AND NOTES--32.1%                                                                    AMOUNT
                                                                                       ---------

   U.S. GOVERNMENT SECURITIES:      U.S. Treasury Bonds;
                                        11.63%, 11/15/2004....................        $  500,000     $    684,141
                                                                                                     ------------

                                    U.S. Treasury Notes:
                                        7.50%, 1/31/1997......................         1,715,000        1,751,711
                                        5.63%, 1/31/1998......................         1,350,000        1,341,985
                                        5.13%, 11/30/1998.....................           350,000          341,797
                                        7.13%, 9/30/1999......................           500,000          519,688
                                        8.75%, 8/15/2000......................           300,000          333,891
                                        8%, 5/15/2001.........................           300,000          327,234
                                        7.50%, 11/15/2001.....................           100,000          107,078
                                        5.75%, 8/15/2003......................           325,000          316,062
                                                                                                     ------------
                                                                                                        5,039,446
                                                                                                     ============

                                    TOTAL BONDS AND NOTES
                                        (cost $5,598,232).....................                       $  5,723,587
                                                                                                     ============

                                                                                       PRINCIPAL
SHORT-TERM INVESTMENTS--20.8%                                                             AMOUNT            VALUE
                                                                                       ---------            -----
          U.S. TREASURY BILLS:      5.34%, 10/5/1995.......................(b)       $    71,000      $    70,950
                                    5.33%, 10/12/1995......................(b)           209,000          208,638
                                    5.37%, 11/2/1995.......................(b)           180,000          179,127
                                    5.41%, 11/16/1995......................(b)           709,000          704,087
                                    5.25%, 12/7/1995.......................(b)         2,584,000        2,558,005
                                                                                                     ------------

                                    TOTAL SHORT-TERM INVESTMENTS
                                        (cost $3,721,591)                                            $  3,720,807
                                                                                                     ============
TOTAL INVESTMENTS (cost $16,391,126)                                                       98.9%     $ 17,662,321
                                                                                        ======     ============
CASH AND RECEIVABLES (NET)                                                                  1.1%      $   188,069
                                                                                  ======     ============
NET ASSETS                                                                                100.0%     $ 17,850,390
                                                                                         ======     ============
NOTES TO STATEMENT OF INVESTMENTS:
(a) Non-income producing.
(b) Partially held by the custodian in a segregated account as collateral for open futures positions.


STATEMENT OF FINANCIAL FUTURES                                                                 SEPTEMBER 30, 1995

                                                                                                       UNREALIZED
                                                                  MARKET VALUE                      APPRECIATION/
                                                   NUMBER OF           COVERED                     (DEPRECIATION)
FINANCIAL FUTURES PURCHASED:                       CONTRACTS      BY CONTRACTS      EXPIRATION         AT 9/30/95
                                                   ---------      ------------      ----------     --------------
Deutsche Aktienindex......................                 1       $   150,112    December '95         $   (3,039)
Financial Times 100.......................                 2           272,618    December '95               (471)
Hang Seng.................................                 1            62,572    December '95             (1,054)
Nikkei 300................................                13           355,610    December '95                799
Russell 2000..............................                13         2,025,400    December '95             22,070
Standard & Poor's 500.....................                 2           588,200    December '95             16,355
                                                                                                       ----------
                                                                                                       $   34,660
                                                                                                       ==========

See notes to financial statements.



DREYFUS LIFETIME PORTFOLIOS, INC., Growth Portfolio
STATEMENT OF INVESTMENTS                                                                       SEPTEMBER 30, 1995

COMMON STOCKS--71.6%                                                                      SHARES            VALUE
                                                                                          ------            -----
       BASIC INDUSTRIES--4.1%       Cabot.....................................               400       $   21,250
                                    Champion International....................             2,600          140,075
                                    Dow Chemical..............................             1,400          104,300
                                    duPont (E.I.) de Nemours..................             2,000          137,500
                                    Eastman Chemical..........................             2,500          160,000
                                    Federal Paper Board.......................               800           30,700
                                    International Paper.......................             2,600          109,200
                                    Lyondell Petrochemical....................             2,000           51,750
                                    PPG Industries............................             1,000           46,500
                                    Temple-Inland.............................               600           31,950
                                    Union Carbide.............................             1,600           63,600
                                    Wellman...................................             1,100           26,950
                                    Weyerhaeuser..............................             1,200           54,750
                                                                                                     ------------
                                                                                                          978,525
                                                                                                     ------------
       CAPITAL SPENDING--15.5%      Advanced Micro Devices.................(a)             1,700           49,513
                                    Applied Materials......................(a)               600           61,350
                                    Arrow Electronics......................(a)               800           43,500
                                    Avnet.....................................             1,400           72,275
                                    Cabletron Systems......................(a)             1,700          111,988
                                    Case......................................             1,600           58,800
                                    Caterpillar...............................             1,100           62,563
                                    Ceridian...............................(a)             2,700          119,813
                                    cisco Systems..........................(a)             1,800          124,200
                                    Computer Associates International.........             2,850          120,412
                                    Cummins Engine............................             1,300           50,050
                                    Deere & Co................................               500           40,687
                                    Eaton.....................................             3,300          174,900
                                    General Electric..........................             4,600          293,250
                                    HBO & Co..................................             1,700          106,250
                                    Harnischfeger Industries..................               800           26,700
                                    HealthCare COMPARE.....................(a)             2,700          104,625
                                    Hewlett-Packard...........................             1,200          100,050
                                    Illinois Tool Works.......................             1,200           70,650
                                    Intel.....................................             2,700          162,337
                                    International Business Machines...........             3,200          302,000
                                    Lockheed Martin...........................             2,600          174,525
                                    Manpower..................................               900           26,100
                                    McDonnell Douglas.........................               900           74,475
                                    Microsoft..............................(a)             1,300          117,650
                                    Omnicom Group.............................               600           39,075
                                    Oracle.................................(a)             2,300           88,262
                                    Raytheon..................................             2,400          204,000
                                    Rockwell International....................             2,300          108,675
                                    Sun Microsystems.......................(a)             1,800          113,400
                                    TRW.......................................             2,200          163,625
                                    Teradyne...............................(a)             1,000           36,000
                                    Texas Instruments.........................             3,000          239,625
                                    3Com...................................(a)             1,400           63,700
                                                                                                     ------------
                                                                                                        3,705,025
                                                                                                     ------------
       CONSUMER CYCLICAL--9.3%      American Greetings, Cl. A.................             1,900      $    57,950
                                    Capital Cities/ABC........................             1,200          141,150
                                    Chrysler..................................             2,500          132,500
                                    Circuit City Stores.......................             4,800          151,800
                                    Eckerd.................................(a)               900           36,000
                                    Ford Motor................................             4,500          140,063
                                    General Motors............................               800           37,500
                                    Goodyear Tire & Rubber....................             1,300           51,188
                                    Harley-Davidson...........................             1,700           41,438
                                    King World Productions.................(a)             1,900           69,588
                                    Magna International, Cl. A................               900           40,612
                                    Mattel....................................             1,700           49,937
                                    McDonald's................................             3,400          130,050
                                    Mirage Resorts.........................(a)             2,400           78,900
                                    NIKE, Cl. B...............................               800           88,900
                                    New York Times, Cl. A.....................             1,700           46,537
                                    Philips Electronics, N.V..................             2,200          107,250
                                    Reynolds & Reynolds, Cl. A................             1,900           65,312
                                    Rite Aid..................................             3,200           89,600
                                    Safeway................................(a)             3,300          137,775
                                    Sears, Roebuck & Co.......................             4,600          169,625
                                    Tandy.....................................             3,000          182,250
                                    V.F.......................................             1,300           66,300
                                    Walgreen..................................             3,600          100,800
                                                                                                     ------------
                                                                                                        2,213,025
                                                                                                     ------------
        CONSUMER STAPLES--9.4%      Archer Daniels Midland....................             4,900           75,338
                                    CPC International.........................             1,900          125,400
                                    Coca-Cola.................................             5,600          386,400
                                    ConAgra...................................             3,000          118,875
                                    Eastman Kodak.............................             1,400           82,950
                                    Gillette..................................             3,600          171,450
                                    Heinz (H.J.)..............................             1,300           59,475
                                    IBP.......................................             1,500           80,062
                                    Johnson & Johnson.........................             4,800          355,800
                                    Newell....................................             2,000           49,500
                                    PepsiCo...................................             2,700          137,700
                                    Philip Morris Cos.........................             3,400          283,900
                                    Procter & Gamble..........................             1,200           92,400
                                    Sara Lee..................................             2,100           62,475
                                    Unilever, N.V. (New York Shares)..........               800          104,000
                                    Whitman...................................             2,400           49,500
                                                                                                     ------------
                                                                                                        2,235,225
                                                                                                     ------------

                  ENERGY--7.0%      Amoco.....................................             2,800          179,550
                                    Atlantic Richfield........................               900           96,638
                                    Coastal...................................               800           26,900
                                    Exxon.....................................             5,700          411,825
                                    Mobil.....................................             2,600          259,025
                                    Panhandle Eastern.........................             3,100           84,475
                                    Phillips Petroleum........................             1,700           55,250
                                    Royal Dutch Petroleum (New York Shares)...             2,700          331,425
                                    Smith International....................(a)             2,100           36,487
                                    Tidewater.................................             2,100           59,062
                                    Williams Cos..............................             3,000          117,000
                                                                                                     ------------
                                                                                                        1,657,637
                                                                                                     ------------

             HEALTH CARE--6.3%      Abbott Laboratories.......................             3,600          153,450
                                    Amgen..................................(a)             2,600          129,675
                                    Baxter International......................             3,400          139,825
                                    Becton, Dickinson & Co....................             1,800          113,175
                                    Boston Scientific......................(a)             1,100           46,888
                                    Bristol-Myers Squibb......................             1,200           87,450
                                    Columbia/HCA Healthcare...................             2,400          116,700
                                    Merck & Co................................             5,600          313,600
                                    Pfizer....................................             3,100          165,462
                                    Schering-Plough...........................             4,700          242,050
                                                                                                     ------------
                                                                                                        1,508,275
                                                                                                     ------------

      INTEREST SENSITIVE--9.3%      Allstate..................................             5,964          210,976
                                    American National Insurance...............               700           40,775
                                    Bank of New York..........................             1,000           46,500
                                    BankAmerica...............................             2,900          173,638
                                    Bear Stearns Cos..........................             3,500           75,250
                                    CIGNA.....................................             1,800          187,425
                                    Chemical Banking..........................             3,200          194,800
                                    Citicorp..................................             3,500          247,625
                                    Dean Witter, Discover & Co................             2,400          135,000
                                    EXEL Limited..............................             2,300          133,688
                                    First Chicago.............................             1,900          130,388
                                    First USA.................................             2,300          124,775
                                    Loews.....................................               300           43,650
                                    NationsBank...............................             3,800          255,550
                                    Providian.................................               300           12,450
                                    Signet Banking............................             1,800           47,250
                                    Standard Federal Bancorporation...........               900           35,100
                                    Travelers Group...........................             1,300           69,062
                                    USLIFE....................................             1,500           43,875
                                                                                                     ------------
                                                                                                        2,207,777
                                                                                                     ------------
         MINING & METALS--1.1%      ASARCO....................................             2,300           72,450
                                    Alcan Aluminium...........................             1,400           45,325
                                    Inland Steel Industries...................             2,200           50,050
                                    Phelps Dodge..............................             1,000           62,625
                                    Reynolds Metals...........................               600           34,650
                                                                                                     ------------
                                                                                                          265,100
                                                                                                     ------------
          TRANSPORTATION--1.1%      AMR....................................(a)               400     $     28,850
                                    CSX.......................................               900           75,712
                                    Conrail...................................             1,000           68,750
                                    Delta Air Lines...........................               600           41,550
                                    Illinois Central, Ser. A..................             1,400           54,775
                                                                                                     ------------
                                                                                                          269,637
                                                                                                     ------------
               UTILITIES--8.5%      ALLTEL....................................             1,400           41,825
                                    Ameritech.................................             6,500          338,813
                                    BellSouth.................................             4,400          321,750
                                    Consolidated Edison.......................             4,600          139,725
                                    DQE.......................................             2,350           62,275
                                    Entergy...................................             6,100          159,363
                                    General Public Utilities..................             4,100          127,613
                                    MCI Communications........................             8,700          226,743
                                    NYNEX.....................................             2,400          114,600
                                    PECO Energy...............................             4,400          125,950
                                    SBC Communications........................             3,200          176,000
                                    Sprint....................................             5,000          175,000
                                    WorldCom...............................(a)               700           22,487
                                                                                                     ------------
                                                                                                        2,032,144
                                                                                                     ------------
                                    TOTAL COMMON STOCKS
                                        (cost $14,751,836)....................                       $ 17,072,370
                                                                                                     ============


                                                                                       PRINCIPAL
SHORT-TERM INVESTMENTS--28.2%                                                             AMOUNT            VALUE
                                                                                       ---------            -----
          U.S. TREASURY BILLS:      5.34%, 10/5/1995.......................(b)       $   191,000      $   190,864
                                    5.36%, 10/19/1995......................(b)           114,000          113,684
                                    5.40%, 10/26/1995......................(b)           105,000          104,613
                                    5.37%, 11/2/1995.......................(b)         1,803,000        1,794,255
                                    5.16%, 11/9/1995.......................(b)           121,000          120,289
                                    5.32%, 11/16/1995......................(b)         1,196,000        1,187,712
                                    5.28%, 12/7/1995.......................(b)         3,237,000        3,204,436
                                                                                                      -----------
                                    TOTAL SHORT-TERM INVESTMENTS
                                        (cost $6,716,972).....................                        $ 6,715,853
                                                                                                      ===========
TOTAL INVESTMENTS (cost $21,468,808)..........................................             99.8%      $23,788,223
                                                                                          ======      ===========
CASH AND RECEIVABLES (NET)....................................................               .2%      $    48,781
                                                                                          ======      ===========
NET ASSETS....................................................................            100.0%      $23,837,004
                                                                                          ======      ===========

NOTES TO STATEMENT OF INVESTMENTS:
(a) Non-income producing.
(b) Partially held by the custodian in a segregated account as collateral for open futures positions.

STATEMENT OF FINANCIAL FUTURES                                                                 SEPTEMBER 30, 1995

                                                                                                       UNREALIZED
                                                                  MARKET VALUE                      APPRECIATION/
                                                   NUMBER OF           COVERED                     (DEPRECIATION)
FINANCIAL FUTURES PURCHASED:                       CONTRACTS      BY CONTRACTS      EXPIRATION         AT 9/30/95
                                                   ---------      ------------      ----------     --------------
CAC 40 Index..............................                 2        $  141,110    December '95            $(9,396)
Deutsche Aktienindex......................                 2           300,223    December '95             (6,078)
Financial Times 100.......................                 4           545,790    December '95                360
Hang Seng.................................                 3           187,716    December '95             (3,208)
Nikkei 300................................                38         1,034,983    December '95             (2,533)
Russell 2000..............................                27         4,206,600    December '95             42,830
                                                                                                          -------
                                                                                                          $21,975
                                                                                                          =======

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF ASSETS AND LIABILITIES                                                            SEPTEMBER 30, 1995

                                                                  INCOME         GROWTH AND INCOME         GR0WTH
                                                               PORTFOLIO                 PORTFOLIO      PORTFOLIO
                                                               ---------         -----------------      ---------
ASSETS:
    Investments in securities, at value
        [cost--Note 4(b)]--see statement..............       $15,997,856               $17,662,321    $23,788,223
    Cash..............................................            82,413                     8,380         30,078
    Dividends and interest receivable.................           181,653                   114,194         33,066
    Receivable for futures variation margin...........                --                     6,508         19,590
    Prepaid expenses--Note 2(g).......................            57,859                    95,341         59,599
                                                             -----------               -----------    -----------
                                                              16,319,781                17,886,744     23,930,556
                                                             -----------               -----------    -----------
LIABILITIES:
    Due to The Dreyfus Corporation....................            10,683                     6,439         11,489
    Due to Distributor................................             1,662                     1,757          2,429
    Payable for investment securities purchased.......                --                     9,612         19,748
    Payable for futures variation margin..............             6,500                        --             --
    Accrued expenses and other liabilities............            38,401                    18,546         59,886
                                                             -----------               -----------    -----------
                                                                  57,246                    36,354         93,552
                                                             -----------               -----------    -----------
NET ASSETS............................................       $16,262,535               $17,850,390    $23,837,004
                                                             ===========               ===========    ===========
REPRESENTED BY:
    Paid-in capital...................................       $15,041,856               $15,666,553    $20,103,205
    Accumulated undistributed investment income-net...           474,272                   332,653        318,027
    Accumulated undistributed net realized gain
        on investments................................           353,820                   545,329      1,074,382
    Accumulated net unrealized appreciation on
        investments and foreign currency
        transactions [including $160,420, $34,660
        and $21,975 net unrealized appreciation on
        financial futures for the Income Portfolio,
        Growth and Income Portfolio and Growth
        Portfolio, respectively]--Note 4(b)...........           392,587                 1,305,855      2,341,390
                                                             -----------               -----------    -----------
NET ASSETS at value...................................       $16,262,535               $17,850,390    $23,837,004
                                                             ===========               ===========    ===========
Shares of Common Stock outstanding:
    Class R Shares
        (50 million shares of $.001 par value
        shares authorized)............................           601,975                   646,297        801,860
                                                             ===========               ===========    ===========
    Investor Class Shares
        (50 million shares of $.001 par value
        shares authorized)............................           601,320                   601,948        805,586
                                                             ===========               ===========    ===========
NET ASSET VALUE per share:
    Class R Shares
        ($8,140,844 / 601,975 shares).................            $13.52
                                                                  ======
        ($9,247,876 / 646,297 shares).................                                      $14.31
                                                                                            ======
        ($11,898,401 / 801,860 shares)................                                                     $14.84
                                                                                                           ======
    Investor Class Shares
        ($8,121,691 / 601,320 shares).................            $13.51
                                                                  ======
        ($8,602,514 / 601,948 shares).................                                      $14.29
                                                                                            ======
        ($11,938,603 / 805,586 shares)................                                                     $14.82
                                                                                                           ======

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF OPERATIONS
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995

                                                                  INCOME         GROWTH AND INCOME         GR0WTH
                                                               PORTFOLIO                 PORTFOLIO      PORTFOLIO
                                                               ---------         -----------------      ---------
INVESTMENT INCOME:
    INCOME:
        Interest......................................       $   531,783               $   314,676    $   231,188
        Cash dividends (net of $1,565 and $2,987
            foreign taxes withheld at source for
            the Growth and Income Portfolio and
            the Growth Portfolio, respectively).......                --                    90,530        184,266
                                                             -----------               -----------    -----------
                TOTAL INCOME .........................           531,783                   405,206        415,454
                                                             -----------               -----------    -----------
    EXPENSES--Note 2(d):
        Management fee--Note 3(a).....................       $    47,599               $    61,635    $    82,882
        Legal fees....................................            12,908                    13,195         16,735
        Distribution fees
            (Investor Class shares)--Note 3(b)........             9,913                    10,185         13,812
        Organization expenses--Note 2(g)..............             7,641                     8,968          7,642
        Registration fees.............................             5,187                     8,545          7,306
        Auditing fees.................................             4,083                     4,083          4,333
        Director's fees and expenses--Note 3(c).......             3,400                     3,252          4,022
        Shareholder servicing costs...................             3,049                     4,804          4,056
        Shareholders' reports.........................             2,667                     2,871          2,871
        Custodian fees................................             1,405                     8,061          9,385
        Miscellaneous.................................               816                       829            829
                                                             -----------               -----------    -----------
                                                                  98,668                   126,428        153,873
        Less--reduction in management fee due to
            undertakings--Note 3(a)...................            41,157                    53,875         56,446
                                                             -----------               -----------    -----------
                TOTAL EXPENSES........................            57,511                    72,553         97,427
                                                             -----------               -----------    -----------
                INVESTMENT INCOME--NET................           474,272                   332,653        318,027
                                                             -----------               -----------    -----------

REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments--Note 4(a).......        $    5,000               $   197,726    $   396,526
    Net realized gain on financial futures
        (including foreign currency
        transactions)--Note 4(a);
    Long Transactions.................................           348,820                   347,603        677,856
                                                             -----------               -----------    -----------
    NET REALIZED GAIN.................................           353,820                   545,329      1,074,382
                                                             -----------               -----------    -----------
    Net unrealized appreciation on investments
        (including foreign currency transactions)
        (including $160,420, $34,660 and $21,975
        net unrealized appreciation on financial
        futures for the Income Portfolio, the Growth
        and Income Portfolio and the Growth
        Portfolio, respectively)......................           392,587                 1,305,855      2,341,390
                                                             -----------               -----------    -----------
            NET REALIZED AND UNREALIZED
                GAIN ON INVESTMENTS...................           746,407                 1,851,184      3,415,772
                                                             -----------               -----------    -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..       $ 1,220,679               $ 2,183,837    $ 3,733,799
                                                             ===========               ===========    ===========

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF CHANGES IN NET ASSETS
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995
                                                                                                  INCOME
                                                                                               PORTFOLIO
                                                                                               ---------
OPERATIONS:
    Investment income--net..............................................                     $   474,272
    Net realized gain on investments....................................                         353,820
    Net unrealized appreciation on investments for the period...........                         392,587
                                                                                             -----------
         NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...........                       1,220,679
                                                                                             -----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold:
        Class R shares..................................................                       7,508,845
        Investor Class shares...........................................                       7,504,669
    Cost of shares redeemed;
        Investor Class shares...........................................                          (4,658)
                                                                                             -----------
            INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS......                      15,008,856
                                                                                             -----------
                TOTAL INCREASE IN NET ASSETS............................                      16,229,535
                                                                                             ===========
NET ASSETS:
    Beginning of period--Note 1.........................................                          33,000
                                                                                             -----------
    End of period (including undistributed investment income-net of
        $474,272 on September 30, 1995).................................                     $16,262,535
                                                                                             ===========



                                                                                                SHARES
                                                                                      ----------------------------
                                                                                      CLASS R       INVESTOR CLASS
                                                                                      -------       --------------
CAPITAL SHARE TRANSACTIONS:
    Shares sold.........................................................              600,655              600,353
    Shares redeemed.....................................................                   --                 (353)
                                                                                      -------              -------
        NET INCREASE IN SHARES OUTSTANDING..............................              600,655              600,000
                                                                                      =======              =======

See notes to financial statements.


DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995
                                                                                       GROWTH AND INCOME
                                                                                               PORTFOLIO
                                                                                       -----------------
OPERATIONS:
    Investment income--net..............................................                     $   332,653
    Net realized gain on investments....................................                         545,329
    Net unrealized appreciation on investments for the period...........                       1,305,855
                                                                                             -----------
        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............                       2,183,837
                                                                                             -----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold:
        Class R shares..................................................                       8,144,735
        Investor Class shares...........................................                       7,509,353
    Cost of shares redeemed:
        Class R shares..................................................                         (20,620)
        Investor Class shares...........................................                            (915)
                                                                                             -----------
            INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS......                      15,632,553
                                                                                             -----------
                TOTAL INCREASE IN NET ASSETS............................                      17,816,390
NET ASSETS:
    Beginning of period--Note 1.........................................                          34,000
                                                                                             -----------
    End of period (including undistributed investment income-net of
    $332,653 on September 30, 1995).....................................                     $17,850,390
                                                                                             ===========

                                                                                                SHARES
                                                                                      ----------------------------
                                                                                      CLASS R       INVESTOR CLASS
                                                                                      -------       --------------
CAPITAL SHARE TRANSACTIONS:
    Shares sold.........................................................              646,375              600,654
    Shares redeemed.....................................................               (1,438)                 (66)
                                                                                      -------              -------
        NET INCREASE IN SHARES OUTSTANDING..............................              644,937              600,588
                                                                                      =======              =======

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FROM MARCH 31, 1995 (COMMENCEMENT OF OPERATIONS) TO SEPTEMBER 30, 1995
                                                                                                  GROWTH
                                                                                               PORTFOLIO
                                                                                               ---------
OPERATIONS:
    Investment income--net..............................................                     $   318,027
    Net realized gain on investments....................................                       1,074,382
    Net unrealized appreciation on investments for the period...........                       2,341,390
                                                                                             -----------
        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS............                       3,733,799
                                                                                             -----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold:
        Class R shares..................................................                      10,007,843
        Investor Class shares...........................................                      10,067,618
    Cost of shares redeemed;
        Investor Class shares...........................................                          (5,256)
                                                                                             -----------
            INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS......                      20,070,205
                                                                                             -----------
                TOTAL INCREASE IN NET ASSETS............................                      23,804,004
NET ASSETS:
    Beginning of period--Note 1.........................................                          33,000
                                                                                             -----------
    End of period (including undistributed investment income-net of
        $318,027 on September 30, 1995).................................                     $23,837,004
                                                                                             -----------



                                                                                                SHARES
                                                                                      ----------------------------
                                                                                      CLASS R       INVESTOR CLASS
                                                                                      -------       --------------
CAPITAL SHARE TRANSACTIONS:
    Shares sold.........................................................              800,540              804,636
    Shares redeemed.....................................................                   --                 (370)
                                                                                      -------              -------
        NET INCREASE IN SHARES OUTSTANDING..............................              800,540              804,266
                                                                                      =======              =======

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
FINANCIAL HIGHLIGHTS

    Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each series for the period March 31, 1995 (commencement of operations) to September 30, 1995. This information has been derived from the Portfolios' financial statements.

                                                                                        INCOME PORTFOLIO
                                                                           ---------------------------------------
                                                                           CLASS R SHARES    INVESTOR CLASS SHARES
                                                                           --------------    ---------------------
PER SHARE DATA:

    Net asset value, beginning of period................................           $12.50                   $12.50
                                                                                   ------                   ------

    INVESTMENT OPERATIONS:

    Investment income--net..............................................              .40                      .39

    Net realized and unrealized gain on investments.....................              .62                      .62
                                                                                   ------                   ------
        TOTAL FROM INVESTMENT OPERATIONS................................             1.02                     1.01
                                                                                   ------                   ------

    Net asset value, end of period......................................           $13.52                   $13.51
                                                                                   ======                   ======

TOTAL INVESTMENT RETURN*................................................             8.24%                    8.08%

RATIOS/SUPPLEMENTAL DATA:

    Ratio of operating expenses to average net assets*..................              .30%                     .43%

    Ratio of net investment income to average net assets*...............             3.08%                    2.95%

    Decrease reflected in above expense ratios due to undertaking
        by the Manager*.................................................              .26%                     .26%

    Portfolio Turnover Rate*............................................             5.66%                    5.66%
    Net Assets, end of period (000's Omitted)...........................           $8,141                   $8,122

-----------------
* Not annualized.

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
FINANCIAL HIGHLIGHTS (CONTINUED)

    Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each series for the period March 31, 1995 (commencement of operations) to September 30, 1995. This information has been derived from the Portfolios' financial statements.

                                                                                  GROWTH AND INCOME PORTFOLIO
                                                                           ---------------------------------------
                                                                           CLASS R SHARES    INVESTOR CLASS SHARES
                                                                           --------------    ---------------------
PER SHARE DATA:

    Net asset value, beginning of period................................           $12.50                   $12.50
                                                                                   ------                   ------

    INVESTMENT OPERATIONS:

    Investment income--net..............................................              .27                      .27
    Net realized and unrealized gain on investments.....................             1.54                     1.52
                                                                                   ------                   ------
        TOTAL FROM INVESTMENT OPERATIONS................................             1.81                     1.79
                                                                                   ------                   ------

    Net asset value, end of period......................................           $14.31                   $14.29
                                                                                   ======                   ======


TOTAL INVESTMENT RETURN*................................................            14.48%                   14.32%

RATIOS/SUPPLEMENTAL DATA:

    Ratio of operating expenses to average net assets*..................              .38%                    .51%

    Ratio of net investment income to average net assets*...............             2.10%                   1.98%

    Decrease reflected in above expense ratios due to undertaking
        by the Manager*.................................................              .33%                    .33%

    Portfolio Turnover Rate*............................................            33.55%                  33.55%
    Net Assets, end of period (000's Omitted)...........................           $9,248                  $8,602

-----------------
* Not annualized.

See notes to financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.
FINANCIAL HIGHLIGHTS (CONTINUED)

    Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each series for the period March 31, 1995 (commencement of operations) to September 30, 1995. This information has been derived from the Portfolios' financial statements.

                                                                                        GROWTH PORTFOLIO
                                                                           ---------------------------------------
                                                                           CLASS R SHARES    INVESTOR CLASS SHARES
                                                                           --------------    ---------------------
PER SHARE DATA:

    Net asset value, beginning of period................................           $12.50                   $12.50
                                                                                   ------                   ------

    INVESTMENT OPERATIONS:

    Investment income--net..............................................              .21                      .19

    Net realized and unrealized gain on investments.....................             2.13                     2.13
                                                                                   ------                   ------
        TOTAL FROM INVESTMENT OPERATIONS................................             2.34                     2.32
                                                                                   ------                   ------

    Net asset value, end of period......................................           $14.84                   $14.82
                                                                                   ======                   ------

TOTAL INVESTMENT RETURN*................................................            18.72%                   18.56%

RATIOS/SUPPLEMENTAL DATA:

    Ratio of operating expenses to average net assets*..................              .38%                    .51%

    Ratio of net investment income to average net assets*...............             1.51%                   1.39%

    Decrease reflected in above expense ratios due to undertaking
        by the Manager*.................................................              .26%                    .26%

    Portfolio Turnover Rate*............................................            52.86%                  52.86%
    Net Assets, end of period (000's Omitted)...........................          $11,898                 $11,939

---------------
* Not annualized.

See notes to financial statements.


DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1--GENERAL:
    Dreyfus LifeTime Portfolios, Inc. (the "Fund"), formerly Dreyfus Retirement Portfolios, Inc., was incorporated on July 15, 1993 and operates as a series company currently offering three portfolios: the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio. The Fund accounts separately for the assets, liabilities and operations of each Portfolio. The Fund had no operations until March 31, 1995 (when operations commenced for all Portfolios) other than matters relating to its organization and registration as a diversified open-end management investment company under the Investment Company Act of 1940 ("Act") and the Securities Act of 1933 and the sale and issuance of 2,640 shares of Common Stock ("Initial Shares") of the Income Portfolio and the Growth Portfolio, and 2,720 shares of Common Stock of the Growth and Income Portfolio to MBC Investments Corporation. The Dreyfus Corporation ("Manager") serves as each Portfolio's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A. Mellon Equity Associates ("Mellon Equity") serves as each Portfolios' sub-investment adviser. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Fund's shares. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc.
    As of September 30, 1995, Allomon Corporation, a subsidiary of Mellon Bank Investments Corporation, which in turn is a subsidiary of Mellon Bank, held the following shares:

Income Portfolio         1,200,000   Growth Portfolio  1,600,000
Growth and Income Portfolio  1,200,000

    Each Portfolio offers both Investor Class shares and Class R shares. Investor Class shares are offered to any investor and Class R shares are offered only to institutional investors. Other differences between the two classes include the services offered to and the expenses borne by each class.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES:
    (A) PORTFOLIO VALUATION: Each Portfolios' investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.
    Most debt securities (excluding short-term investments) are valued each business day by an independent pricing service ("Service") approved by the Board of Directors. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.
DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)
    (B) FOREIGN CURRENCY TRANSACTIONS: The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.
    Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, and currency gains and losses realized on securities transactions. the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain and loss on investments.
    (C) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:
Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.
    (D) EXPENSES: Expenses directly attributable to each Portfolio are charged to that Portfolio's operations; expenses which are applicable to all series are allocated among them on a pro rata basis.
    (E) DIVIDENDS TO SHAREHOLDERS: Dividends payable to shareholders are recorded by each Portfolio on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, with respect to each Portfolio, are normally declared and paid annually, but each Portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that a net realized capital gain of a Portfolio can be offset by a capital loss carryover, if any, of that Portfolio, such gain will not be distributed.
    (F) FEDERAL INCOME TAXES: It is the policy of the Fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes. For Federal income tax purposes, each Portfolio is treated as a single entity for the purpose of determining such qualification.
    (G) OTHER: Organization expenses paid by the Portfolio are included in prepaid expenses and are being amortized to operations from the date operations commenced over the period during which it is expected that a benefit will be realized, not to exceed five years. At September 30, 1995, the unamortized balance of such expenses of each of the respective Portfolio's amounted to the following:

Income Portfolio             $57,858   Growth Portfolio  $57,858
Growth and Income Portfolio   67,900

DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)
NOTE 3--MANAGEMENT FEE, SUB-INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES:
    (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed on the average daily value of each Portfolio's net assets and is payable monthly at the following annual rates: 60 of 1% of the Income Portfolio, and 75 of 1% of the Growth and Income Portfolio and the Growth Portfolio. The Agreement provides that if in any full fiscal year the aggregate expenses of any Portfolio, exclusive of taxes, brokerage, interest on borrowings (which, in the view of Stroock & Stroock & Lavan, counsel to the Fund, also contemplates dividends accrued on securities sold short) and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Fund, that Portfolio may deduct from payments to be made to the Manager, or the Manager will bear the amount of such excess to the extent required by state law. The most stringent state expense limitation applicable to each Portfolio presently requires reimbursement of expenses in any full fiscal year that such expenses (excluding 12b-1 Service Plan and certain expenses as described above) exceed 2 1/2% of the first $30 million, 2% of the next $70 million and 1 1/2% of the excess over $100 million of the average value of that Portfolio's net assets in accordance with California "blue sky" regulations. The Manager has undertaken with respect to the Income Portfolio from March 31, 1995 through December 31, 1995, or until such time as the net assets of the Portfolio exceed $500 million, regardless of whether they remain at that level, to reduce to the management fee paid by, or reimburse such excess expenses of the Portfolio, to the extent that the Portfolios' aggregate annual expenses (excluding 12b-1 Service Plan and certain expenses as described above) exceed an annual rate of 60 of 1% of the average daily value of the Portfolios' net assets. With respect to the Growth and Income Portfolio and the Growth Portfolio, the Manager has undertaken from March 31, 1995 through December 31, 1995, or until such time as the net assets of the Portfolios' exceed $500 million, regardless of whether they remain at that level, to reduce the management fee paid by, or reimburse such excess expenses of the Portfolio, to the extent that the Portfolio's aggregate annual expenses (excluding 12b-1 Service Plan and certain expenses as described above) exceed an annual rate of 75 of 1% of the average daily value of the Portfolio's net assets.
    The expense reimbursements, pursuant to the undertakings amounted to the following for the period ended September 30, 1995:

Income Portfolio            $41,157    Growth Portfolio $56,446
Growth and Income Portfolio  53,875

    The undertakings may be modified by the Manager from time to time, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the agreement. DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)
    Pursuant to a Sub-Investment Advisory Agreement between the Manager and Mellon Equity, the Manager has agreed to pay Mellon Equity a monthly sub-advisory fee for each Portfolio, computed at the following annual rates:
                                   Annual Fee as a Percentage of
Total Fund Net Assets         Average Daily Net Assets of each
Portfolio
---------------------       ----------------------------
0 to $600 million.                          .35 of 1%
$600 up to $1.2 billion                     .25 of 1%
$1.2 up to $1.8 billion                     .20 of 1%
In excess of $1.8 billion                   .15 of 1%

    (B) Under the Service Plan (the "Plan") with respect to the Investor Class shares only, adopted pursuant to Rule 12b-1 under the Act, the Fund (a) reimburses the Distributor for payments to certain Service Agents for distributing each Portfolio's Investor Class shares and servicing Investor Class shareholder accounts ("Servicing") and (b) pays the Manager, Dreyfus Service Corporation, a wholly-owned subsidiary of the Manager, and any affiliate of either of them (collectively, "Dreyfus") for advertising and marketing relating to each Portfolio's
Investor Class shares and for Servicing, at an aggregate annual rate of .25 of 1% of the value of each Portfolio's average daily net assets of Investor Class shares. Each of the Distributor and Dreyfus may pay one or more Service Agents a fee in respect of Investor Class shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. Each of the Distributor and Dreyfus determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for each Portfolio to bear the costs of preparing, printing and distributing certain of the Fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of each Portfolio's average daily net assets of Investor Class shares for any full fiscal year.
    During the period ended September 30, 1995, the following was charged to each Portfolio pursuant to the Plan:

Income Portfolio            $ 9,913   Growth Portfolio  $13,812
Growth and Income Portfolio  10,185

    Effective October 1, 1995, the Plan has been terminated. Effective October 2, 1995, the Fund has adopted a
Shareholder Services Plan. Under the Shareholder Services Plan, the Fund pays the Distributor, at an annual rate of .25 of 1% of the value of the average daily net assets of the Portfolio's Investor Class shares only for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.
    (C) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation. DREYFUS LIFETIME PORTFOLIOS, INC.
NOTES TO FINANCIAL STATEMENTS
(continued)
NOTE 4--SECURITIES TRANSACTIONS:
    (A) The following summarizes the aggregate amount of purchases and sales of investment securities, excluding short-term securities, for the period ended September 30, 1995:

                                          PURCHASES         SALES
                                        -----------    ----------
    Income Portfolio.................   $11,067,283    $  511,484
    Growth and Income Portfolio......    16,235,527     3,771,966
    Growth Portfolio.................    21,542,148     7,187,600

    The Fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The Fund is exposed to market risk as a result of changes in the value of the underlying financial instruments (see the Statements of Financial Futures). Investments in financial futures require the Fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are made or received to reflect daily unrealized gains or losses. When the contracts are closed, the Fund recognizes a realized gain or loss. These investments require initial margin deposits with a custodian, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 1995 and their related unrealized market appreciation (depreciation) are set forth in the Statements of Financial Futures.
    (B) The following summarizes accumulated net unrealized appreciation on investments for each Portfolio at September 30, 1995:

                                       Gross           Gross
                                Appreciation  (Depreciation)         Net
                                ------------  --------------  ----------
  Income Portfolio.............   $  393,804     $   (1,217)  $  392,587
  Growth and Income Portfolio..    1,367,745        (61,890)   1,305,855
  Growth Portfolio.............    2,495,195       (153,805)   2,341,390

  At September 30, 1995, the cost of investments of each Portfolio for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. The cost of investments for Portfolio series for financial reporting purposes as of September 30, 1995 was as follows:

Income Portfolio            $15,765,689  Growth Portfolio
$21,468,808
Growth and Income Portfolio  16,391,126

Dreyfus LifeTime Portfolios, Inc.
Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
Dreyfus LifeTime Portfolios, Inc.

    We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus LifeTime Portfolios, Inc., (comprised of the Income Portfolio, the Growth and Income Portfolio and the Growth Portfolio) as of September 30, 1995, and the related statements of operations and changes in net assets and financial highlights for the period from March
31, 1995 (commencement of operations) to September 30, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.
    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Portfolios constituting the Dreyfus LifeTime Portfolios, Inc. at September 30, 1995, and the results of their operations, the changes in their net assets and the financial highlights for the period from March 31, 1995 to September 30, 1995, in conformity with generally accepted accounting principles.

[Ernst & Young LLP signature logo]

New York, New York
November 8, 1995

Dreyfus LifeTime
Portfolios, Inc.
200 Park Avenue
New York, NY 10166

Manager
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian
The Bank of New York
90 Washington Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent
The Shareholder Services Group, Inc.
P.O. Box 9671
Providence, RI 02940

Further information is contained
in the Prospectus, which must
precede or accompany this report.

LifeTime
Portfolios, Inc.
Annual Report

September 30, 1995

   COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE GROWTH AND INCOME PORTFOLIO INVESTOR CLASS AND CLASS R OF DREYFUS LIFETIME PORTFOLIOS, INC. WITH THE STANDARD & POOR'S 500 COMPOSITE STOCK INDEX AND A CUSTOMIZED BLENDED INDEX

     EXHIBIT A:

               LIFETIME
              GROWTH AND      LIFETIME        STANDARD
                INCOME      GROWTH AND      & POOR'S 500
              PORTFOLIO        INCOME         COMPOSITE   CUSTOMIZED
              INVESTOR       PORTFOLIO          STOCK      BLENDED
      PERIOD    CLASS         CLASS R       PRICE INDEX *  INDEX **

    3/31/95    10,000            10,000       10,000    10,000
    4/30/95    10,208            10,208       10,294    10,204
    5/31/95    10,536            10,536       10,705    10,522
    6/30/95    10,728            10,736       10,953    10,678
    7/31/95    11,072            11,080       11,316    10,909
    8/31/95    11,160            11,176       11,345    11,003
    9/30/95    11,432            11,448       11,823    11,239

     *Source: Lipper Analytical Services, Inc.
     **Source: Lipper Analytical Services, Inc., Lehman
Brothers, Morgan Stanley & Co. Incorporated and J.P. Morgan &
Co. Incorporated

     COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE
     INCOME PORTFOLIO INVESTOR CLASS AND CLASS R OF DREYFUS
     LIFETIME PORTFOLIOS, INC. WITH THE LEHMAN BROTHERS
     GOVERNMENT / CORPORATE INTERMEDIATE
     BOND INDEX AND A CUSTOMIZED BLENDED INDEX

     EXHIBIT A:

                                         LEHMAN BROTHERS
                LIFETIME      LIFETIME     GOVERNMENT/
                 INCOME       INCOME        CORPORATE   CUSTOMIZED
     PERIOD     PORTFOLIO     PORTFOLIO   INTERMEDIATE   BLENDED
               INVESTOR CLASS   CLASS R     BOND INDEX *   INDEX **
     3/31/95        10,000        10,000         10,000    10,000
     4/30/95        10,128        10,136         10,123    10,154
     5/31/95        10,416        10,424         10,430    10,458
     6/30/95        10,512        10,520         10,499    10,566
     7/31/95        10,600        10,608         10,501    10,653
     8/31/95        10,664        10,672         10,596    10,729
     9/30/95        10,808        10,824         10,673    10,893

     *Source: Lehman Brothers
     **Source: Lehman Brothers, Lipper Analytical Services,
Inc., and The Wall Street Journal

     COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE GROWTH PORTFOLIO INVESTOR CLASS AND CLASS R OF DREYFUS LIFETIME PORTFOLIOS, INC. WITH THE STANDARD & POOR'S 500 COMPOSITE STOCK PRICE INDEX AND A CUSTOMIZED BLENDED INDEX

     EXHIBIT A:

    -------------------------------------------------------------------
              LIFETIME       LIFETIME       STANDARD
               GROWTH         GROWTH       & POOR'S 500  CUSTOMIZED
    PERIOD    PORTFOLIO     PORTFOLIO    COMPOSITE STOCK  BLENDED
           INVESTOR CLASS    CLASS R      PRICE INDEX *   INDEX **
    3/31/95       10,000          10,000          10,000    10,000
    4/30/95       10,256          10,256          10,294    10,251
    5/31/95       10,600          10,600          10,705    10,559
    6/30/95       10,864          10,872          10,953    10,751
    7/31/95       11,384          11,392          11,316    11,126
    8/31/95       11,480          11,488          11,345    11,228
    9/30/95       11,856          11,872          11,823    11,541

     *Source: Lipper Analytical Services, Inc.
     **Source: Lipper Analytical Services, Inc., Lehman
Brothers, Morgan Stanley & Co. Incorporated and J.P. Morgan &
Co. Incorporated

Dear Shareholder:

    It is a pleasure to send you this first annual report of the Dreyfus Growth Portfolio of the Dreyfus Asset Allocation Fund, Inc. It covers the period from inception of the Portfolio on October 18, 1994 through April 30, 1995, the Fund's fiscal year-end.

    Dreyfus Growth Portfolio provided a total return of 5.53% for the period since inception.* This compares with a total return of 9.10% for the Wilshire 5000 Index, which is the benchmark index used for the Portfolio for evaluating performance.**

    While the Portfolio can invest in any of the 5000 stocks composing the Wilshire 5000 Index, during the period we chose to concentrate investments primarily in technology, health care, selected chemicals, energy and producer manufacturing. In addition, the Portfolio had some exposure to consumer stocks which dampened overall performance.

    Among the major holdings in the technology field were Microsoft, Motorola and Texas Instruments, which have worked out well to date.

    In health care, our principal investments were such names as Merck & Co., Johnson & Johnson, American Home Products, Baxter
International and Abbott Laboratories. This group began to show strength when the Clinton health reform plan foundered in Congress.

    In the energy group, we favored Texaco and Royal Dutch
Petroleum, and in energy services, Schlumberger.

    The chemicals group benefited from restructuring in duPont
(EI) deNemours and Grace (W.R.). Among producer goods, holdings such as TRINOVA, Deere & Co., and Boeing proved rewarding.

    The Portfolio also has holdings in American multinational companies that derive a considerable share of their business from overseas sales.
The low price of the dollar on foreign exchange markets boosted profits for these companies and strengthened their stocks. We look for this favorable trend to most likely continue for the balance of this calendar year and into 1996, as we maintain prudence in an investment field involving certain special risk considerations.

    We appreciate your investment in the Portfolio and will continue to exert our best effort to provide capital appreciation on your holdings.

                                 Sincerely,
                                 Ernest G. Wiggins
                                 Portfolio Manager
May 16, 1995
New York, N.Y.

 *Total return represents the change during the period in a hypothetical account with dividends reinvested.

**SOURCE: WILSHIRE ASSOCIATES, INCORPORATED. - Reflects the reinvestment of income dividends and, where applicable, capital gain distributions. The Wilshire 5000 Index consists of all publicly traded stocks in the United States, and is a widely accepted unmanaged index of overall stock market performance. The Wilshire 5000 Index total return is from 10/31/94-4/30/95 (not from inception, 10/18/94).

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE
DREYFUS GROWTH PORTFOLIO OF DREYFUS ASSET ALLOCATION FUND, INC.
WITH THE WILSHIRE 5000 INDEX

(Exhibit A)

$10,910 Wilshire 5000 Index*
$10,553 Dreyfus
Growth Portfolio In Dollars
*Source: Wilshire Associates, Incorporated

ACTUAL AGGREGATE TOTAL RETURN
----------------------------------------------------------------
From Inception (10/18/94) to April 30,
1995......................   5.53%

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in the Dreyfus Growth
Portfolio on 10/18/94 (Inception Date) to a $10,000 investment made in the Wilshire 5000 Index on that date. For comparative purposes, the value of the Index on 10/31/94 is used as the beginning value on 10/18/94. All dividends and capital gain distributions are reinvested.
The Portfolio's performance takes into account all applicable fees and expenses. The Wilshire 5000 Index consists of all publicly traded stocks in the United States, and is a widely accepted, unmanaged index of overall stock market performance which does not take into account charges, fees and other expenses. Further information relating to the Portfolio's performance, including expense reimbursements, if applicable, is contained in the Condensed Financial Information section of the Prospectus and elsewhere in this Report.


DREYFUS ASSET ALLOCATION FUND, INC. GROWTH PORTFOLIO
ACTUAL AGGREGATE TOTAL RETURN
FROM INCEPTION (10/18/94) TO APRIL 30, 1995
5.53%
DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
---------------------------------------------------------------------------------------
STATEMENT OF INVESTMENTS                                                                           APRIL 30, 1995

COMMON STOCKS--95.4%                                                                           SHARES          VALUE
--------------------------------------------------------------------------------------       ----------     ----------

          CONSUMER DURABLES--1.3%               Mattel.................................             737     $   17,504
                                                                                                            ----------

      CONSUMER NON-DURABLES--5.7%               CPC International......................             500         29,313
                                                Dean Foods.............................             245          6,982
                                                General Mills..........................             200         12,200
                                                Heinz (H.J.)...........................             500         21,000
                                                PepsiCo................................             190          7,909
                                                                                                            ----------
                                                                                                                77,404
                                                                                                            ----------

          CONSUMER SERVICES--4.7%               Gaylord Entertainment, Cl. A...........             500         11,812
                                                Mirage Resorts.........................             500 (a)     15,000
                                                Time Warner............................           1,000         36,625
                                                                                                            ----------
                                                                                                                63,437
                                                                                                            ----------

                    ENERGY--13.0%               Amerada Hess...........................             640         32,400
                                                Anadarko Petroleum.....................             400         16,450
                                                Arethusa (OFF-Shore)...................             500 (a)      7,125
                                                Burlington Resources...................             500         19,563
                                                Energy Service.........................             675 (a)     11,306
                                                Louisiana Land & Exploration...........             350         12,819
                                                Schlumberger...........................             700         44,013
                                                Texaco.................................             505         34,529
                                                                                                            ----------
                                                                                                               178,205
                                                                                                            ----------

                    FINANCE--9.9%               American International Group...........             300         32,025
                                                EXEL...................................             775         35,262
                                                Executive Risk.........................           1,025 (a)     18,066
                                                First Interstate Bancorp...............             250         19,219
                                                Transatlantic Holdings.................             480         30,480
                                                                                                            ----------
                                                                                                               135,052
                                                                                                            ----------

               HEALTH CARE--11.4%               Abbott Laboratories....................             200          7,875
                                                American Home Products.................             200         15,425
                                                Baxter International...................             300         10,425
                                                Columbia/HCA Healthcare................             575         24,150
                                                Lilly (Eli)............................             425         31,769
                                                Scherer (R.P.).........................             350 (a)     16,712
                                                Schering-Plough........................              95          7,161
                                                SmithKline Beecham A.D.R...............             400         15,550
                                                United Healthcare......................             300         10,875
                                                Watson Pharmaceuticals.................             525 (a)     16,341
                                                                                                            ----------
                                                                                                               156,283
                                                                                                            ----------

        INDUSTRIAL SERVICES--2.5%               WMX Technologies.......................             500         13,625
                                                Western Atlas..........................             300 (a)     13,500
                                                Wheelabrator Technology................             500          7,250
                                                                                                            ----------
                                                                                                                34,375
                                                                                                            ----------


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
---------------------------------------------------------------------------------------
STATEMENT OF INVESTMENTS (CONTINUED)                                                                    APRIL 30, 1995

COMMON STOCKS (CONTINUED)                                                                      SHARES          VALUE
---------------------------------------------------------------------------------------      ----------     ----------

          PROCESS INDUSTRIES--9.3%              AlliedSignal...........................             200     $    7,925
                                                duPont (EI) deNemours..................             500         32,937
                                                Grace (W.R.)...........................             800         42,900
                                                Lubrizol...............................             210          7,324
                                                Monsanto...............................             300         24,975
                                                Witco..................................             380         10,877
                                                                                                            ----------
                                                                                                               126,938
                                                                                                            ----------
     PRODUCER MANUFACTURING--13.2%              Authentic Fitness......................             955 (a)     15,757
                                                CBI Industries.........................           1,100         27,225
                                                Cooper Industries......................             790         30,810
                                                Deere & Co.............................             300         24,600
                                                Minnesota Mining & Manufacturing.......             265         15,801
                                                Norton McNaughton......................             435 (a)      7,504
                                                Roper Industries.......................             600         16,200
                                                TRINOVA................................           1,225         42,569
                                                                                                            ----------
                                                                                                               180,466
                                                                                                            ----------

                RETAIL TRADE--7.6%              Consolidated Stores....................             685 (a)     11,731
                                                Federated Department Stores............             800 (a)     16,900
                                                Home Shopping Network..................           1,500 (a)     10,312
                                                May Department Stores..................             400         14,500
                                                Sears, Roebuck.........................             500         27,125
                                                Talbots................................             310          9,416
                                                Wal-Mart Stores........................             600         14,250
                                                                                                            ----------
                                                                                                               104,234
                                                                                                            ----------

                 TECHNOLOGY--12.9%              Bay Networks...........................             200 (a)      7,275
                                                cisco Systems..........................             300 (a)     11,963
                                                DSC Communications.....................             410 (a)     15,170
                                                Electronic Arts........................             650 (a)     14,950
                                                General Instrument.....................             450 (a)     15,356
                                                Intel..................................             215         22,011
                                                Microsoft..............................             225 (a)     18,394
                                                Motorola...............................             300         17,062
                                                Novell.................................             700 (a)     15,225
                                                Sierra On-Line.........................             625 (a)     11,797
                                                Texas Instruments......................             190         20,140
                                                Thermo Electron........................             140 (a)      7,542
                                                                                                            ----------
                                                                                                               176,885
                                                                                                            ----------

              TRANSPORTATION--3.9%              Burlington Northern....................             500         29,750
                                                OMI....................................           2,050 (a)     11,787
                                                Overseas Shipholding...................             615         12,300
                                                                                                            ----------
                                                                                                                53,837
                                                                                                            ----------

                                                TOTAL COMMON STOCKS
                                                  (cost $1,197,213)....................                     $1,304,620
                                                                                                            ==========


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF INVESTMENTS (CONTINUED)                                                                    APRIL 30, 1995

                                                                                             PRINCIPAL
SHORT-TERM INVESTMENTS-8.8%                                                                     AMOUNT           VALUE
------------------------------------------------------------------------------------------   ----------    ----------
               U.S. TREASURY BILL; 6.37%, 7/6/1995
                                   (cost $120,734).....................................       $122,000     $   120,701
                                                                                                            ==========
TOTAL INVESTMENTS (cost $1,317,947)....................................................          104.2%     $1,425,321
                                                                                              ==========    ==========

LIABILITIES, LESS CASH AND RECEIVABLES.................................................           (4.2%)    $  (56,997)
                                                                                              ==========    ==========

NET ASSETS ............................................................................          100.0%     $1,368,324
                                                                                              ===========   ==========
NOTE TO STATEMENT OF INVESTMENTS;
(a) Non-income producing.

See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF ASSETS AND LIABILITIES                                                                     APRIL 30, 1995
ASSETS:
    Investments in securities, at value
      (cost $1,317,947)-see statement..................................................                     $1,425,321
    Cash...............................................................................                         17,529
    Receivable for investment securities sold..........................................                         19,522
    Dividends receivable...............................................................                          4,294
    Prepaid expenses...................................................................                         15,469
    Due from The Dreyfus Corporation...................................................                          3,659
                                                                                                            ----------
                                                                                                             1,485,794
LIABILITIES:
    Due to Distributor.................................................................       $    830
    Payable for investment securities purchased........................................         92,270
    Accrued expenses...................................................................         24,370         117,470
                                                                                              --------

NET ASSETS.............................................................................                     $1,368,324
                                                                                                            ==========
REPRESENTED BY:
    Paid-in capital....................................................................                     $1,297,177
    Accumulated undistributed investment income-net....................................                         44,262
    Accumulated net realized (loss) on investments.....................................                        (80,489)
    Accumulated net unrealized appreciation on investments-Note 3......................                        107,374
                                                                                                            ----------
NET ASSETS at value applicable to 104,004 shares outstanding
    (100 million shares of $.001 par value Common Stock authorized)....................                     $1,368,324
                                                                                                            ==========
NET ASSET VALUE, offering and redemption price per share
    ($1,368,324 / 104,004 shares)......................................................                         $13.16
                                                                                                                ======

See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF OPERATIONS
FROM OCTOBER 18, 1994 (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1995
INVESTMENT INCOME:
    INCOME:
      Cash dividends...................................................................       $ 55,629
      Interest.........................................................................          7,917
                                                                                              --------
        TOTAL INCOME...................................................................                     $   63,546
    EXPENSES:
      Management fee-Note 2(a).........................................................          4,800
      Legal fees.......................................................................         26,395
      Auditing fees....................................................................         15,000
      Registration fees................................................................          8,557
      Shareholder servicing costs-Note 2(b,c)..........................................          7,391
      Custodian fees...................................................................          4,637
      Prospectus and shareholders' reports-Note 2(b)...................................          3,733
      Directors' fees and expenses-Note 2(d)...........................................            256
      Miscellaneous....................................................................          1,424
                                                                                              --------
                                                                                                72,193
      Less-expense reimbursement from Manager due to
        undertaking and expense limitation-Note 2(a)...................................         55,445
                                                                                            ----------

          TOTAL EXPENSES...............................................................                         16,748
                                                                                                            ----------
          INVESTMENT INCOME-NET........................................................                         46,798
                                                                                                            ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized (loss) on investments-Note 3(a).......................................      $ (80,489)
    Net unrealized appreciation on investments.........................................        107,374
                                                                                            ----------
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS..............................                         26,885
                                                                                                            ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................................                     $   73,683
                                                                                                          ==========
See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF CHANGES IN NET ASSETS
FROM OCTOBER 18, 1994 (COMMENCEMENT OF OPERATIONS) TO APRIL 30, 1995
OPERATIONS:
    Investment income-net..............................................................                     $   46,798
    Net realized (loss) on investments.................................................                        (80,489)
    Net unrealized appreciation on investments for the period .........................                        107,374
                                                                                                            ----------
      NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.............................                         73,683
                                                                                                            ----------

DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net..............................................................                         (2,536)
                                                                                                            ----------

CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold......................................................                      1,789,201
    Dividends reinvested...............................................................                          2,536
    Cost of shares redeemed............................................................                       (494,560)
                                                                                                            ----------
      Increase In Net Assets From Capital Stock Transactions..........................                       1,297,177
                                                                                                            ----------
        TOTAL INCREASE IN NET ASSETS..................................................                       1,368,324

NET ASSETS:
    Beginning of period-Note 1........................................................                              --
                                                                                                            ----------
    End of period (including undistributed investment
       income-net of $44,262).........................................................                     $ 1,368,324
                                                                                                            ==========

CAPITAL SHARE TRANSACTIONS:                                                                                   SHARES
                                                                                                            ----------
    Shares sold.......................................................................                         143,001
    Shares issued for dividends reinvested............................................                             207
    Shares redeemed...................................................................                         (39,204)
                                                                                                            ----------
      NET INCREASE IN SHARES OUTSTANDING..............................................                         104,004
                                                                                                            ----------

See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
FINANCIAL HIGHLIGHTS
     Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for the period October 18, 1994
(commencement of operations) to April 30, 1995. This information has been derived from the Portfolio's financial statements.
PER SHARE DATA:
    Net asset value, beginning of period..............................................                          $12.50
                                                                                                                ------
    INVESTMENT OPERATIONS:
    Investment income-net.............................................................                             .45
    Net realized and unrealized gain on investments...................................                             .24
                                                                                                                ------
      TOTAL FROM INVESTMENT OPERATIONS................................................                             .69
    DISTRIBUTIONS;
    Dividends from investment income-net..............................................                            (.03)
                                                                                                                ------
    Net asset value, end of period....................................................                          $13.16
                                                                                                                ======
TOTAL INVESTMENT RETURN...............................................................                            5.53%*
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets...........................................                            1.40%*
    Ratio of net investment income to average net assets..............................                            3.91%*
    Decrease reflected in above expense ratio due to
      undertaking by the Manager and expense limitation...............................                            4.63%*
    Portfolio Turnover Rate...........................................................                          497.41%*
    Net Assets, end of period (000's Omitted).........................................                          $1,368
--------
*Not annualized.

See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
NOTES TO FINANCIAL STATEMENTS
NOTE 1-SIGNIFICANT ACCOUNTING POLICIES:

    Dreyfus Asset Allocation Fund, Inc. (the "Fund") began operating under such name on July 1, 1993 and is currently offering three portfolios, including the Dreyfus Growth Portfolio (the "Portfolio"), which was authorized by the Board of Directors on August 25, 1994. The
Portfolio had no operations until October 18, 1994 (commencement of operations) other than matters relating to its organization and registration as a non-diversified open-end management investment company under the Investment Company Act of 1940 ("Act") and the Securities Act of 1933. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Portfolio's shares, which are sold to the public without a sales load. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings,
Inc., the parent company of which is Boston Institutional Group, Inc. The Dreyfus Corporation ("Manager") serves as the Portfolio's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

    As of April 30, 1995, Major Trading Corporation, a subsidiary of Mellon Bank Investments Corporation, held 80,189 shares of Common Stock of the Portfolio. Mellon Bank Investments
Corporation is a subsidiary of Mellon Bank.

    The Fund accounts separately for the assets, liabilities and operations of each portfolio. Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios are allocated among them.

    (A) PORTFOLIO VALUATION: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

    (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:
Securities transactions are recorded on a trade date basis.
Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.

    (C) DIVIDENDS TO SHAREHOLDERS: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the Portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal
Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Portfolio not to distribute such gain.

    (D) FEDERAL INCOME TAXES: It is the policy of the Portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 2-MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

    (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the average daily value of the Portfolio's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Portfolio's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Portfolio. The most stringent state expense limitation applicable to the Portfolio presently requires reimbursement of expenses in any full fiscal year that such expenses (exclusive of distribution expenses and certain expenses as described above) exceed 2 1/2% of the first $30 million, 2% of the next $70 million and 1 1/2% of the excess over $100 million of the average value of the Portfolio's net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from October 18, 1994 to April 30, 1995 to waive receipt of the management, service and distribution fees. The expense reimbursement, pursuant to the undertaking and expenses limitation, amounted to $55,445 for the period ended April 30, 1995.

    The Manager may modify the expense limitation percentages from time to time, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

    (B) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the Portfolio (a) reimburses the Distributor for payments to certain Service Agents for distributing shares and (b) pays the Manager, Dreyfus Service Corporation or any affiliate (collectively "Dreyfus") for advertising and marketing relating to the Portfolio and servicing Shareholders accounts, at an annual rate of .50 of 1% of the value of the Portfolio's average daily net assets. Each of the Distributor and Dreyfus may pay Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the Portfolio's shares owned by shareholders with whom the Service Agent has a servicing relationship or for whom the Service Agent is the dealer or holder of record. Each of the Distributor and Dreyfus determine the amounts to be paid to Service Agents to which it will make payments and the basis on which such payments are made. The Plan also separately provides for the Portfolio to bear the costs of preparing, printing and distributing certain of the Portfolio's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the Portfolio's average daily net assets for any full fiscal year. For the period ended April 30, 1995, $4,829 was charged to the Portfolio pursuant to the Distribution Plan.

    (C) Pursuant to the Portfolio's Shareholder Services Plan, the Portfolio pays the Distributor, at an annual rate of .25 of 1% of the value of the Portfolio's average daily net assets for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the period ended April 30, 1995, $1,600 was charged to the Portfolio pursuant to the Shareholder Services Plan.

    (D) Each director who is not an "affiliated person" as defined in the Act, receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 3-SECURITIES TRANSACTIONS:

    (A) The aggregate amount of purchases and sales of investment securities, excluding short-term securities during the period ended April 30, 1995 amounted to $5,437,450 and $4,160,961, respectively.

    In addition, the following table summarizes the Fund's option transactions for the period ended April 30, 1995:

                                                                                               OPTIONS TERMINATED
                                                                                             -------------------------
                                                                                                                 NET
                                                               NUMBER OF           PREMIUMS                   REALIZED
                                                               CONTRACTS           RECEIVED         COST        (LOSS)
                                                             -----------           --------     --------      --------
    OPTIONS WRITTEN:
    Contracts outstanding October 18, 1994...............             --           $     --
    Contracts written....................................              5              8,548
                                                             -----------           --------
                                                                       5              8,548
                                                             -----------           --------
    Contracts Terminated;
      Closed.............................................              5              8,548     $  8,753       $  (205)
                                                             -----------           --------     ========       ========
    Contracts outstanding April 30, 1995.................             --           $     --
                                                             ===========           ========

    As a writer of call options, the Fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the Fund would incur a gain, to the extent of the premiums, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated.
Generally, the Fund would realize a loss, if the price of the financial instrument increases between those dates. At April 30, 1995, there were no written call options outstanding.

    (B) At April 30, 1995, accumulated net unrealized appreciation on investments was $107,374, consisting of $123,162 gross unrealized appreciation and $15,788 gross unrealized depreciation.

    At April 30, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
SHAREHOLDERS AND BOARD OF DIRECTORS
DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS GROWTH PORTFOLIO

    We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Asset Allocation Fund, Inc., Dreyfus Growth Portfolio (one of the Series constituting the Dreyfus Asset Allocation Fund, Inc.) as of April 30, 1995, and the related statements of operations and changes in net assets and financial highlights for the period from October 18, 1994 (commencement of operations) to April 30, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Asset Allocation Fund, Inc., Dreyfus Growth Portfolio at April 30, 1995, and the results of its operations, the changes in its net assets and the financial highlights for the period from October 18, 1994 to April 30, 1995, in conformity with generally accepted accounting principles.

                            Ernst & Young LLP

New York, New York
June 2, 1995

Asset Allocation
Fund, Inc.
Dreyfus
Growth Portfolio
Annual Report
April 30, 1995

DREYFUS ASSET ALLOCATION FUND, INC.
DREYFUS GROWTH PORTFOLIO
200 Park Avenue
New York, NY 10166
MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166
CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286
TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
The Shareholder Services Group, Inc.
P.O. Box 9671
Providence, RI 02940

Further information is contained in the Prospectus, which must precede or accompany this report.

     COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE
     DREYFUS GROWTH PORTFOLIO OF DREYFUS ASSET ALLOCATION
     FUND, INC. WITH THE WILSHIRE 5000 INDEX

     EXHIBIT A:

                    DREYFUS
      PERIOD         GROWTH
                   PORTFOLIO        WILSHIRE 5000 INDEX*
     10/18/94          10,000                 10,000
     10/31/94          10,128                 10,000
      1/31/95           9,607                  9,975
      4/30/95          10,553                 10,910
    ---------------------------------------------------

     *Source: Wilshire Associates, Incorporated

Dear Shareholder:

    It is a pleasure to send you this first annual report of the Dreyfus Income Portfolio of the Dreyfus Asset Allocation Fund, Inc. The Portfolio commenced operations October 18, 1994. This report covers developments from that date through April 30, 1995, the Fund's fiscal year-end.

    Dreyfus Income Portfolio, in its six-and-a-half months of existence, benefited in no small measure from a large position in 30-year Treasury bonds that was established at the onset of operations of this Portfolio, and that has been retained to date. The move in interest rates that has taken place since October from above 8% (based on the 30-year Treasury benchmark) to present levels below 7% has been a major factor in the Income Portfolio's performance. From the Portfolio's inception date through April 30, it has provided a total return of 11.14%.* This compares with a total return of 6.65% for the Customized Blended Index, which, like the Portfolio, is composed of a defined weighting of Treasury obligations, common stocks and cash equivalents that is more fully described below.** The Shearson Lehman Intermediate Treasury Bond Index, which the Portfolio has selected as a benchmark, posted a total return of 5.19% from October 31, 1994 through April 30, 1995.***

    The equity portion of the Portfolio benefited from a number of selections of industry sectors, with technology, health care, certain process industries, energy, and producer manufacturing contributing the most to performance.

    Technology almost across the board has been strong, starting with semiconductors such as Intel and Texas Instruments, communications with Motorola and DSC Communications, and of course software via Microsoft.

    In health care, gains came largely from drugs, where the Portfolio benefited from significant positions in American Home Products, Schering-Plough and Merck & Co., as well as from more diverse health care companies such as Johnson & Johnson, Abbott Laboratories, and Baxter International.

    In process industries, there has been a lot of corporate restructuring. Holdings that were of particular benefit to the Portfolio in this sector included duPont (EI) deNemours and Grace (W.R.).

    The Portfolio's significant contrarian position in energy stocks finally began to pay off in 1995 when this group began to recover from a previous slump. Holdings in Texaco, Schlumberger and Royal Dutch Petroleum helped considerably.

    Lastly, select positions in producer manufacturing such as TRINOVA, Deere & Co. and Boeing turned in strong showings for the year.

    Your investment in the Portfolio is very much appreciated. Of course, Portfolio composition and allocation percentages are subject to change over time. In this regard, we will continue to exert our best efforts to achieve the Portfolio's objective of maximizing current income, with a secondary goal of capital appreciation.

                                Sincerely,
                                (Ernest G. Wiggins Signature
                                Ernest G. Wiggins
                                Portfolio Manager
May 16, 1995
New York, N.Y.

  * Total return represents the change during the period in a hypothetical account with dividends reinvested.

 ** The Customized Blended Index has been prepared by the Fund and is intended to be a more accurate comparison to the Portfolio's general portfolio composition than the benchmark index, which is the Shearson Lehman Intermediate Treasury Bond Index, an unmanaged index viewed as being a leading indicator of overall performance of U.S. Treasury notes and bonds.
    We have combined the performance of unmanaged indices which reflect benchmark percentages with respect to each asset class in which the Portfolio invests as described in the Fund's
Prospectus: 55% U.S. Treasury notes and bonds, 35% common stocks, and 10% cash equivalents.
    The Customized Blended Index combines returns from the Shearson Lehman Intermediate Treasury Bond Index, the Standard & Poor's 500 Composite Stock Price Index and the Bank Rate Monitor Index of money market returns, and is weighted to the benchmark percentages. The Customized Blended Index covers the period from 10/31/94 through 4/30/95 (not from inception, 10/18/94).

*** SOURCE: LEHMAN BROTHERS - Reflects the reinvestment of income dividends and, where applicable, capital gain distributions. The Shearson Lehman Brothers Intermediate
Treasury Bond Index is a widely accepted index of U.S. Treasury notes and bonds.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IN THE DREYFUS INCOME PORTFOLIO OF DREYFUS ASSET ALLOCATION FUND, INC. WITH THE SHEARSON LEHMAN INTERMEDIATE TREASURY INDEX AND A CUSTOMIZED BLENDED INDEX

(Exhibit A)

In Dollars

Dreyfus Income Portfolio
$11,114

Customized Blended Index**
$10,665

Shearson Lehman Intermediate Treasury Bond Index*
$10,519

 *Source: Lehman Brothers

**Source: Lipper Analytical Services, Inc., Lehman Brothers and
Bank Rate Monitor

ACTUAL AGGREGATE TOTAL RETURN

From Inception (10/18/94) to April 30,
1995.........................  11.14%

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in the Dreyfus Income Portfolio on 10/18/94 (Inception Date) to a $10,000 investment made in the Shearson Lehman Intermediate Treasury Bond Index on that date as well as to a Customized Blended Index reflecting the Portfolio's benchmark percentage allocations which are described below. For comparative purposes, the value of each index on 10/31/94 is used as the beginning value on 10/18/94. All dividends and capital gain distributions are reinvested.

The Dreyfus Income Portfolio allocates your money among U.S. Treasury notes and bonds, stocks and money market instruments. The Portfolio's performance takes into account all applicable fees and expenses. The Shearson Lehman Intermediate Treasury Bond Index is a widely accepted index of U.S. Treasury notes and bonds which does not take into account charges, fees and other expenses. The Shearson Lehman Intermediate Treasury Bond Index was selected because (1) Treasuries represent the highest benchmark percentage and (2) the weighted average maturity of the Treasuries portion of the Portfolio ranges between 3 and 10 years. The Customized Blended Index has been prepared by the Fund for purposes of more accurate comparison to the Portfolio's general portfolio composition. We have combined the performance of unmanaged indices reflecting the benchmark percentages set forth in the
Prospectus:
55% U.S. Treasury notes and bonds, 35% common stocks, and 10% money market instruments. The benchmark percentages represent the asset mix that The Dreyfus Corporation would expect to maintain where its assessment of economic conditions and investment opportunities indicate that the financial markets are fairly valued in relation to each other. The Customized Blended Index combines returns from the Shearson Lehman Intermediate Treasury Bond Index, The Standard & Poor's 500 Composite Stock Price Index and the Bank Rate Monitor Index of money market returns, and is weighted to the aforementioned benchmark percentages. Further information relating to the Portfolio's performance, including expense reimbursements, if applicable, is contained in the Condensed Financial Information section of the Prospectus and elsewhere in this Report.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
STATEMENT OF INVESTMENTS                 APRIL 30, 1995

COMMON STOCKS--45.2%                                                             SHARES      VALUE
-----------------------------------------------------------------------------   ------    ----------
         CONSUMER DURABLES--.7%    Mattel ...................................      430    $   10,212
                                                                                          ----------
    CONSUMER NON-DURABLES--4.9%    CPC International ........................      300        17,587
                                   Coca-Cola ................................      150         8,719
                                   General Mills ............................      200        12,200
                                   Heinz (H.J.) .............................      600        25,200
                                   PepsiCo ..................................       98         4,079
                                                                                          ----------
                                                                                              67,785
                                                                                          ----------
                     DRUGS--.6%    SmithKline Beecham ADS ...................      200         7,775
                                                                                          ----------
                   ENERGY--6.5%    Amerada Hess .............................      356        18,022
                                   Occidental Petroleum .....................      300         6,900
                                   Royal Dutch Petroleum ....................       81        10,044
                                   Schlumberger .............................      396        24,898
                                   Texaco ...................................      447        30,564
                                                                                          ----------
                                                                                              90,428
                                                                                          ----------
                  FINANCE--1.5%    American International Group .............      200        21,350
                                                                                          ----------
              HEALTH CARE--6.8%    Abbott Laboratories ......................      200         7,875
                                   American Home Products ...................      203        15,656
                                   Baxter International .....................      200         6,950
                                   Columbia/HCA Healthcare ..................      485        20,370
                                   Johnson & Johnson ........................      139         9,035
                                   Lilly (Eli) ..............................      100         7,475
                                   Merck & Co. ..............................       89         3,816
                                   Pfizer ...................................      100         8,662
                                   Schering-Plough ..........................      100         7,538
                                   United Healthcare ........................      200         7,250
                                                                                          ----------
                                                                                              94,627
                                                                                          ----------
      INDUSTRIAL SERVICES--2.0%    CBI Industries ...........................      300         7,425
                                   WMX Technologies .........................      717        19,538
                                                                                          ----------
                                                                                              26,963
                                                                                          ----------
       PROCESS INDUSTRIES--6.8%    Corning ..................................      204         6,809
                                   duPont(EI)deNemours ......................      500        32,938
                                   Grace (W.R.) .............................      545        29,226
                                   Monsanto .................................      300        24,975
                                                                                          ----------
                                                                                              93,948
                                                                                          ----------


DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
----------------------------------------------------------------------------
STATEMENT OF INVESTMENTS (CONTINUED)                                              APRIL 30, 1995

COMMON STOCKS (continued)                                                       SHARES      VALUE
-----------------------------------------------------------------------------   ------    ----------
    PRODUCER MANUFACTURING--5.8%   Cooper Industries ........................      447    $   17,433
                                   Deere & Co. ..............................      321        26,322
                                   Minnesota Mining & Manufacturing .........      121         7,215
                                   TRINOVA ..................................      840        29,190
                                                                                          ----------
                                                                                              80,160
                                                                                          ----------
             RETAIL TRADE--2.0%    May Department Stores ....................      400        14,500
                                   Wal-Mart Stores ..........................      569        13,514
                                                                                          ----------
                                                                                              28,014
                                                                                          ----------
               TECHNOLOGY--6.6%    Boeing ...................................      137         7,535
                                   cisco Systems ............................      200(a)      7,975
                                   DSC Communications .......................      100(a)      3,700
                                   Intel ....................................      237        24,263
                                   Microsoft ................................      200(a)     16,350
                                   Motorola .................................      209        11,887
                                   Texas Instruments ........................      190        20,140
                                                                                          ----------
                                                                                              91,850
                                                                                          ----------
           TRANSPORTATION--1.0%    Burlington Northern ......................      240        14,280
                                                                                          ----------
                                   TOTAL COMMON STOCKS
                                     (cost $570,233) ........................             $  627,392
                                                                                          ==========

                                                                              PRINCIPAL
U.S. TREASURY BONDS--52.3%                                                     AMOUNT
----------------------------------------------------------------------------- ---------
                                   7.125%, 2/15/2023
                                     (cost $693,616) ........................ $750,000    $  724,453
                                                                                          ==========
SHORT-TERM INVESTMENTS--7.5%
-----------------------------------------------------------------------------

           U.S. TREASURY BILL;     6.37%, 7/6/1995
                                     (cost $103,927) ........................ $105,000    $  103,882
                                                                                          ==========

TOTAL INVESTMENTS (cost $1,367,776) .........................................    105.0%   $1,455,727
                                                                                 ======   ==========

LIABILITIES, LESS CASH AND RECEIVABLES ......................................     (5.0%)  $  (69,764)
                                                                                 ======   ==========

NET ASSETS ..................................................................    100.0%   $1,385,963
                                                                                 ======   ==========

NOTE TO STATEMENT OF INVESTMENTS;
(a) Non-income producing.

                      See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
----------------------------------------------------------------
STATEMENT OF ASSETS AND LIABILITIES                                                APRIL 30, 1995

ASSETS:
    Investments in securities, at value
        (cost $1,367,776)--see statement ..............................               $1,455,727
    Cash ..............................................................                    4,701
    Receivable for investment securities sold .........................                   16,627
    Dividends and interest receivable .................................                   11,595
    Prepaid expenses ..................................................                   11,584
    Due from The Dreyfus Corporation ..................................                    5,613
                                                                                      ----------
                                                                                       1,505,847
LIABILITIES:
    Due to Distributor ................................................   $   825
    Payable for investment securities purchased .......................    96,855
    Accrued expenses ..................................................    22,204        119,884
                                                                          -------     ----------
NET ASSETS                                                                            $1,385,963
                                                                                      ==========
REPRESENTED BY:
    Paid-in capital ...................................................               $1,273,465
    Accumulated undistributed investment income--net ..................                    2,667
    Accumulated undistributed net realized gain on investments ........                   21,880
    Accumulated net unrealized appreciation on investments--Note 3 ....                   87,951
                                                                                      ----------
NET ASSETS at value applicable to 101,059 shares outstanding
    (100 million shares of $.001 par value Common Stock authorized) ...               $1,385,963
                                                                                      ==========
NET ASSET VALUE, offering and redemption price per share
    ($1,385,963 / 101,059 shares) .....................................                   $13.71
                                                                                          ======

                    See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
----------------------------------------------------------------
STATEMENT OF OPERATIONS
FROM OCTOBER 18, 1994 (COMMENCEMENT OF OPERATIONS) TO APRIL 30,
1995

INCOME:
    INCOME:
        Interest .....................................................    $29,714
        Cash dividends ...............................................      5,175
                                                                          -------
                TOTAL INCOME .........................................                  $ 34,889
    EXPENSES:
        Management fee--Note 2(a) ....................................      4,661
        Legal fees ...................................................     17,649
        Auditing fees ................................................     15,000
        Registration fees ............................................     12,301
        Shareholder servicing costs--Note 2(b,c) .....................      6,778
        Prospectus and shareholders' reports--Note 2(b) ..............      5,175
        Custodian fees ...............................................      2,872
        Directors' fees and expenses--Note 2(d) ......................        198
        Miscellaneous ................................................      1,399
                                                                          -------
                                                                           66,033
        Less--expense reimbursement from Manager due to
            undertaking and expense limitation--Note 2(a) ............     49,748
                                                                          -------
                TOTAL EXPENSES .......................................                    16,285
                                                                                        --------
                INVESTMENT INCOME--NET ...............................                    18,604
                                                                                        --------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments--Note 3 .........................    $21,880
    Net unrealized appreciation on investments .......................     87,951
                                                                          -------
                NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ......                   109,831
                                                                                        --------
    NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS .............                  $128,435
                                                                                        ========

                       See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
----------------------------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS
FROM OCTOBER 18, 1994 (COMMENCEMENT OF OPERATIONS) TO APRIL 30,
1995

OPERATIONS:
    Investment income--net .......................................................    $   18,604
    Net realized gain on investments .............................................        21,880
    Net unrealized appreciation on investments for the period ....................        87,951
                                                                                      ----------
        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS .....................       128,435
                                                                                      ----------
DIVIDEND TO SHAREHOLDERS FROM;
    Investment income-net ........................................................       (15,937)
                                                                                      ----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold ................................................     1,330,845
    Dividends reinvested .........................................................        15,022
    Cost of shares redeemed ......................................................       (72,402)
                                                                                      ----------
        INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS ...................     1,273,465
                                                                                      ----------
            TOTAL INCREASE IN NET ASSETS .........................................     1,385,963

NET ASSETS:
    Beginning of period--Note 1 ..................................................         --
                                                                                      ----------
    End of period (including undistributed investment
        income--net of $2,667) ...................................................    $1,385,963
                                                                                      ==========
                                                                                        SHARES
                                                                                      ----------
CAPITAL SHARE TRANSACTIONS:
    Shares sold ..................................................................       105,429
    Shares issued for dividends reinvested .......................................         1,145
    Shares redeemed ..............................................................        (5,515)
                                                                                      ----------
        NET INCREASE IN SHARES OUTSTANDING .......................................       101,059
                                                                                      ==========

                             See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
-------------------------------------------------------------

FINANCIAL HIGHLIGHTS

  Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for the period October 18, 1994 (commencement of operations) to April 30, 1995. This information has been derived from the Portfolio's financial statements.

PER SHARE DATA:
    Net asset value, beginning of period ..........................................       $12.50
                                                                                          ------
    INVESTMENT OPERATIONS:
    Investment income--net ........................................................          .20
    Net realized and unrealized gain on investments ...............................         1.18
                                                                                          ------
        TOTAL FROM INVESTMENT OPERATIONS ..........................................         1.38
                                                                                          ------
    Distributions;
    Dividends from investment income-net ..........................................         (.17)
                                                                                          ------
    Net asset value, end of period ................................................       $13.71
                                                                                          ======

TOTAL INVESTMENT RETURN                                                                    11.14%*

RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets .......................................         1.40%*
    Ratio of net investment income to average net assets ..........................         1.60%*
    Decrease reflected in above expense ratio due to
        undertaking by the Manager and expense limitation .........................         4.28%*
    Portfolio Turnover Rate .......................................................        94.33%*
    Net Assets, end of period (000's Omitted) .....................................       $1,386

------------
* Not annualized.

                           See notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:

    Dreyfus Asset Allocation Fund, Inc. (the "Fund") began operating under such name on July 1, 1993 and is currently offering three portfolios, including the
Dreyfus Income Portfolio (the "Portfolio"), which was authorized by the Board of Directors on August 25, 1994. The Portfolio had no operations until October 18, 1994 (commencement of operations) other than matters relating to its organization and registration as a non-diversified open-end management investment company under the Investment Company Act of 1940 ("Act") and the Securities Act of 1933. Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Portfolio's shares, which are sold to the public without a sales load. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. The Dreyfus Corporation ("Manager") serves as the Portfolio's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.

    As of April 30, 1995, Major Trading Corporation, a subsidiary of Mellon Bank Investments Corporation, held 81,065 shares of Common Stock of the Portfolio. Mellon Bank
Investments Corporation is a subsidiary of Mellon Bank.

    The Fund accounts separately for the assets, liabilities and operations of each portfolio. Expenses directly attributable to each portfolio are charged to that portfolio's operations;
expenses which are applicable to all portfolios are allocated among them.

    (A) PORTFOLIO VALUATION: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

    (B)  SECURITIES TRANSACTIONS AND INVESTMENT INCOME:
Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.

    (C) DIVIDENDS TO SHAREHOLDERS: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain are normally declared and paid annually, but the Portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Portfolio not to distribute such gain.

    (D) FEDERAL INCOME TAXES: It is the policy of the Portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2--MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:

    (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the average daily value of the Portfolio's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the Portfolio's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Portfolio. The most stringent state expense limitation applicable to the Portfolio presently requires reimbursement of expenses in any full fiscal year that such expenses (exclusive of distribution expenses and certain expenses as described above) exceed 2-1/2% of the first $30 million, 2% of the next $70 million and 1-1/2% of the excess over $100 million of the average value of the Portfolio's net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from October 18, 1994 to April 30, 1995 to waive receipt of the management, service and distribution fees. The expense reimbursement, pursuant to the undertaking and expense limitation, amounted to $49,748 for the period ended April 30, 1995.

    The Manager may modify the expense limitation percentages from time to time, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

    (B) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the Portfolio (a) reimburses the Distributor for payments to certain Service Agents for distributing shares and (b) pays the Manager, Dreyfus Service Corporation or any affiliate (collectively "Dreyfus") for advertising and marketing relating to the Portfolio and servicing shareholders accounts, at an aggregate annual rate of .50 of 1% of the value of the Portfolio's average daily net assets. Each of the Distributor and Dreyfus may pay Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the Portfolio's shares owned by shareholders with whom the Service Agent has a servicing relationship or for whom the Service Agent is the dealer or holder of record. Each of the Distributor and Dreyfus determine the amounts to be paid to Service Agents to which it will make payments and the basis on which such payments are made. The Plan also separately provides for the Portfolio to bear the costs of preparing, printing and distributing certain of the Portfolio's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the
Portfolio's average daily net assets for any full fiscal year. For the period ended April 30, 1995, $4,838 was charged to the Portfolio pursuant to the Distribution Plan.

    (C) Pursuant to the Portfolio's Shareholder Services Plan, the Portfolio pays the Distributor, at an annual rate of .25 of 1% of the value of the Portfolio's average daily net assets for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

For the period ended April 30, 1995, $1,554 was charged to the Portfolio pursuant to the Shareholder Services Plan.

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (continued)

    (D) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3--SECURITIES TRANSACTIONS:

    The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 1995 amounted to $2,074,973 and $834,107, respectively.

    At April 30, 1995, accumulated net unrealized appreciation on investments was $87,951, consisting of $91,076 gross unrealized appreciation and $3,125 gross unrealized depreciation.

    At April 30, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
DREYFUS ASSET ALLOCATION FUND, INC., DREYFUS INCOME PORTFOLIO

    We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Asset Allocation Fund, Inc., Dreyfus Income Portfolio (one of the Series constituting the Dreyfus Asset
Allocation Fund, Inc.) as of April 30, 1995, and the related statements of operations and changes in net assets and financial highlights for the period from October 18, 1994 (commencement of operations) to April 30, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1995 by correspondence with the custodian and brokers.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of
Dreyfus Asset Allocation Fund, Inc., Dreyfus Income Portfolio at April 30, 1995, and the results of its operations, the changes in its net assets and the financial highlights for the period from October 18, 1994 to April 30, 1995, in conformity with generally accepted accounting principles.

                          (Ernst & Young LLP Signature Logo)

New York, New York
June 2, 1995

DREYFUS ASSET ALLOCATION FUND, INC.
DREYFUS INCOME PORTFOLIO
200 Park Avenue
New York, NY 10166

MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286

TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
The Shareholder Services Group, Inc.
P.O. Box 9671
Providence, RI 02940

Further information is contained in the Prospectus, which must precede or accompany this report.

Dreyfus
Asset Allocation
Fund, Inc.
Dreyfus
Income Portfolio
Annual Report

April 30, 1995

     COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
     IN THE DREYFUS INCOME PORTFOLIO OF DREYFUS ASSET ALLOCATION
     FUND, INC. WITH THE SHEARSON LEHMAN INTERMEDIATE
     TREASURY INDEX AND A CUSTOMIZED BLENDED INDEX

     EXHIBIT A:
                     DREYFUS      SHEARSON LEHMAN  CUSTOMIZED
       PERIOD         INCOME        INTERMEDIATE     BLENDED
                    PORTFOLIO     TREASURY INDEX*   INDEX **
      10/18/94         10,000              10,000      10,000
      10/31/94         10,072              10,000      10,000
       1/31/95         10,268              10,148      10,099
       4/30/95         11,114                          10,665


     *Source: Lehman Brothers
     **Source: Lipper Analytical Services, Inc., Lehman
          Brothers and Bank Rate Monitor

Dear Shareholder:
    The Growth Portfolio of Dreyfus Asset Allocation Fund, Inc. completed its latest semi-annual fiscal period October 31, 1995. In this letter we report the results for the six months and explain some of the major portfolio changes. To place the half-year period in its broader setting, we also provide an analysis of economic and market conditions that prevailed.

ECONOMIC ENVIRONMENT
    The much-desired soft landing for the U.S. economy that the Federal Reserve Board has been striving to attain appears to have occurred.
This is the result of more than a year of moves by the Fed to tighten interest rates, followed by a token loosening of the reins last summer.
    Now that some steam has been let out of the economic boiler, the central bank must concern itself with the possibility that the economy might slow down more than would be desirable. However, the latest economic statistics do not contain convincing evidence of that happening. The housing industry is doing well. Industrial orders continue to expand and gross domestic product keeps on growing, albeit at a reduced rate.
    In the meantime, the rate of inflation appears to be under firm control. Consumer prices have advanced only at a very moderate pace, and average wages have barely inched ahead. Unemployment is not getting out of hand, and hovers near the so-called full employment level.
    Retail spending has simmered down, in part because consumers are carrying large debit balances in mortgage and credit card debts. To what extent this will affect holiday shopping remains to be seen. The industrial sector of the economy, however, appears to be forging ahead.

MARKET ENVIRONMENT
    As your Fund reached the end of its reporting period, October 31, 1995, stocks were not far below the record levels they had reached earlier in the fall.
    Among the factors accounting for this market strength were good corporate profits and low interest rates. Third quarter profit reports from leading corporations, while not universally favorable, were better than earlier quarters. The extensive lean and mean corporate reorganizations of the past few years appear to be paying off. Even though the pricing environment for most corporate products is extremely competitive, manufacturers and service providers appear able to squeeze out improved profits.
    How long that continuing improvement will last is an open question. Many economists think that profit levels may flatten out over the coming months. The recent record on that score, however, has been encouraging.
    Interest rates also have buoyed stock prices and sustained the bond market. As the cost of borrowing has steadily decreased, many corporations have benefitted.
    Another factor in market strength has been the relentless advance of technology, which has virtually forced corporations -- and now individual households as well -- to reequip in order to keep up with technical progress. The obvious result has been seen in record prices commanded during the year by high technology stocks. While some disillusionment may set in, the market clearly takes a very optimistic view of the long-range outlook for these companies.
    In addition, all equities have been favorably affected by the very large inflow of investment money, on a regular basis, from 401(k) and other retirement plans. To be sure, money managers could at some point turn off the spigot, and divert this cash flow into bonds or money market instruments. During the past year, however, equity purchases by pension funds and other retirement investors have provided a supportive background for stock prices.
    However, there are some concerns. One of the most significant has been the wrangling between Congress and the White House over how to reduce Government spending and cut the burden of the Government's perennial deficit. Hopefully, this impasse will be settled soon, perhaps by the time this letter reaches its readers. In the meantime, the uncertainties in Washington have been a source of worry to investors.
    The fading value of the U.S. dollar has also been a question mark. Yet, after hitting a low last spring, the dollar has gradually recovered some lost ground. This dollar rebound reflects weakness in the economies of Western Europe and Japan, but also the strengthening of economic activity here at home.

PORTFOLIO OVERVIEW
    For the six-month fiscal period, the Growth Portfolio produced a total return of 9.65%.* This compares with a total return of 15.27% for the Wilshire 5000 index, which is the benchmark index used for the Portfolio for evaluating performance.**
    Three stock groups were primarily responsible for the fact that the Portfolio's performance lagged the Wilshire 5000 Index.

Cable stocks, which we owned during the period, were affected by the long delay in action by the U.S. Congress on the pending telecommunications bill. In our view, the atmosphere of uncertainty that this created weakened cable industry issues. Also during the period, consumer stocks in the Portfolio reflected the nationwide slump in retail sales. We reduced our exposure in Process Industry and Producer Manufacturing. Many of these companies are in the midst of restructurings and in some cases, their value has already been recognized. We continue to hold investments in companies such as Crown Cork & Seal, duPont (I.E.) de Nemours and Grace (W.R.). In retrospect, however, we believe that we were ahead of the market cycle with some of the investments in the
Process and Producer groups. Stocks that we sold included Roper Industries, disposed of at a profit, and CBI at a loss.
    Looking to the future, we believe the Portfolio will benefit from other significant changes that we made during the period. First, reflecting our belief that technology is becoming more prevalent in everyday life, we have significantly increased the weighting in the Technology sector. We have added new positions in Gartner Group,
Hewlett-Packard and Safeguard Scientifics as well as adding to our positions in Bay Networks and Cisco Systems. We further believe that content will be very important for the development of the Information Superhighway. To this end, we have added positions in Disney (Walt), Liberty Media Group, Cl.A and Viacom Cl.A.
    We have reduced our weighting in the Energy sector, taking a profit on a significant portion of our holdings. Our remaining stocks in this area are Amerada Hess and ENSCO.
    Thank you for investing with Dreyfus. We look forward to continuing to serve your investment needs.

                                    Sincerely,
                                    Signature

                                    Ernest G. Wiggins
                                    Portfolio Manager

                                    Signature
                                    Paul Kandel
                                    Assistant Portfolio Manager

November 22, 1995
New York, N.Y.

 *Total return includes reinvestment of dividends and any
capital gains   paid.
**SOURCE: WILSHIRE ASSOCIATES, INC.-- Reflects the reinvestment of income dividends and, where applicable, capital gain distributions.
  The Wilshire 5000 Index consists of all publicly traded stocks in The United States, and is a widely accepted unmanaged index of overall stock market performance.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF INVESTMENTS                                                                  OCTOBER 31, 1995 (UNAUDITED)

COMMON STOCKS--91.4%                                                                         SHARES            VALUE
                                                                                             ------         ----------
COMMERCIAL SERVICES--2.3%           Gartner Group..........................                   1,000 (a)     $   43,625
                                                                                                            ----------

CONSUMER DURABLES--3.4%             General Motors.........................                     450             19,688
                                    Mattel.................................                     737             21,189
                                    Sierra On-Line.........................                     625 (a)         23,281
                                                                                                            ----------
                                                                                                                64,158
                                                                                                            ----------

CONSUMER NON-DURABLES--5.3%         CPC International......................                     500             33,187
                                    PepsiCo................................                     570             30,068
                                    Seagram................................                   1,000             36,000
                                                                                                            ----------
                                                                                                                99,255
                                                                                                            ----------

CONSUMER SERVICES--9.7%             Disney (Walt)..........................                     400             23,050
                                    Liberty Media Group, Cl. A.............                     850             20,931
                                    Mirage Resorts.........................                   1,000 (a)         32,750
                                    Tele-Communications, Cl. A.............                   1,400 (a)         23,800
                                    Time Warner............................                   1,000             36,500
                                    Viacom, Cl. A..........................                     900 (a)         44,775
                                                                                                            ----------
                                                                                                               181,806
                                                                                                            ----------

ELECTRONIC TECHNOLOGY--15.6%        Applied Materials......................                     600 (a)         30,075
                                    Bay Networks...........................                     500 (a)         33,125
                                    cisco Systems..........................                     400 (a)         31,000
                                    DSC Communications.....................                     700 (a)         25,900
                                    Hewlett-Packard........................                     350             32,419
                                    Intel..................................                     400             27,950
                                    Micron Technology......................                     500             35,312
                                    Rohr...................................                   2,000 (a)         29,750
                                    Texas Instruments......................                     300             20,475
                                    Thiokol................................                     800             27,700
                                                                                                            ----------
                                                                                                               293,706
                                                                                                            ----------

ENERGY--1.8%                        Amerada Hess...........................                     740             33,393
                                                                                                            ----------

FINANCE--9.9%                       ACE....................................                     650             22,100
                                    Allstate...............................                     463             17,015
                                    Chemical Banking.......................                     400             22,750
                                    CorVel.................................                   1,100 (a)         35,200
                                    EXEL...................................                     575             30,763
                                    First Union............................                     450             22,331
                                    Reliance Group Holdings................                   4,800             35,400
                                                                                                            ----------
                                                                                                               185,559
                                                                                                            ----------

HEALTH SERVICES--2.3%               McKesson...............................                     480             22,920
                                    On-Gard Systems........................                   2,500 (a)         19,688
                                                                                                            ----------
                                                                                                                42,608
                                                                                                            ----------

HEALTH TECHNOLOGY--10.2%            Bristol-Myers Squibb...................                     300             22,875
                                    Guidant................................                   1,200             38,400
                                    Johnson & Johnson......................                     400             32,600
                                    Lilly (Eli)............................                     266             25,702
                                    Mentor.................................                   1,200             26,400
                                    Merck & Co.............................                     500             28,750
                                    Pfizer.................................                     300             17,212
                                                                                                            ----------
                                                                                                               191,939
                                                                                                            ----------

INDUSTRIAL SERVICES--2.9%           ENSCO..................................                     675 (a)         11,390
                                    Schlumberger...........................                     700             43,575
                                                                                                            ----------
                                                                                                                54,965
                                                                                                            ----------

PROCESS INDUSTRIES--4.8%            Crown Cork & Seal......................                     800 (a)         27,900
                                    duPont (E.I.) deNemours................                     300             18,713
                                    Grace (W.R.)...........................                     800             44,600
                                                                                                            ----------
                                                                                                                91,213
                                                                                                            ----------

PRODUCER MANUFACTURING--6.6%        AlliedSignal...........................                     850             36,125
                                    Cooper Industries......................                   1,278             43,132
                                    Raychem................................                     500             23,188
                                    Thermo Electron........................                     480 (a)         22,080
                                                                                                            ----------
                                                                                                               124,525
                                                                                                            ----------

RETAIL TRADE--5.1%                  Harcourt General.......................                     500             19,812
                                    Home Shopping Network..................                   2,500 (a)         20,313
                                    May Department Stores..................                     400             15,700
                                    Talbots................................                     310              7,517
                                    Wal-Mart Stores........................                   1,500             32,438
                                                                                                            ----------
                                                                                                                95,780
                                                                                                            ----------

TECHNOLOGY SERVICES--3.5%           Microsoft..............................                     300 (a)         30,000
                                    Safeguard Scientifics..................                     800 (a)         36,000
                                                                                                                66,000

TRANSPORTATION--3.8%                Burlington Northern Santa Fe...........                     250             20,969
                                    CSX....................................                     200             16,750
                                    Tidewater..............................                   1,300             34,287
                                                                                                                72,006

UTILITIES--4.2%                     Frontier...............................                   1,150             31,050
                                    MCI Communications.....................                   1,000             24,937
                                    SBC Communications.....................                     430             24,026
                                                                                                            ----------
                                                                                                                80,013
                                                                                                            ----------

                                    TOTAL COMMON STOCKS
                                      (cost $1,619,354)....................                                 $1,720,551
                                                                                                            ==========
                                                                                          PRINCIPAL
SHORT-TERM INVESTMENTS--7.3%                                                                 AMOUNT            VALUE
                                                                                         ----------         ----------
U.S. TREASURY BILLS:                5.17%, 12/21/95........................              $   84,000         $   83,394
                                    5.15%, 12/28/95........................                  55,000             54,547
                                                                                                            ----------

                                    TOTAL SHORT-TERM INVESTMENTS
                                      (cost $137,950)......................                                 $  137,941
                                                                                                            ==========

TOTAL INVESTMENTS (cost $1,757,304)........................................                   98.7%         $1,858,492
                                                                                             ======         ==========

CASH AND RECEIVABLES (NET).................................................                    1.3%         $   24,135
                                                                                             ======         ==========

NET ASSETS.................................................................                  100.0%         $1,882,627
                                                                                             ======         ==========

NOTE TO STATEMENT OF INVESTMENTS;
(a) Non-income producing.


See independent accountants' review report and notes to financial statements.


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF ASSETS AND LIABILITIES                                                       OCTOBER 31, 1995 (UNAUDITED)

ASSETS:
    Investments in securities, at value
      (cost $1,757,304)--see statement.....................................                                 $1,858,492
    Receivable for investment securities sold..............................                                    130,761
    Dividends receivable...................................................                                        758
    Prepaid expenses.......................................................                                      5,993
    Due from The Dreyfus Corporation.......................................                                      7,082
                                                                                                            ----------
                                                                                                             2,003,086

LIABILITIES:
    Due to Distributor.....................................................                 $   392
    Payable for investment securities purchased............................                  93,033
    Accrued expenses and other liabilities.................................                  27,034            120,459
                                                                                            -------         ----------

NET ASSETS.................................................................                                 $1,882,627
                                                                                                            ==========

REPRESENTED BY:
    Paid-in capital........................................................                                 $1,664,243
    Accumulated undistributed investment income--net.......................                                     44,297
    Accumulated undistributed net realized gain on investments.............                                     72,899
    Accumulated net unrealized appreciation on investments--Note 3.........                                    101,188
                                                                                                            ----------

NET ASSETS at value applicable to 130,502 outstanding shares of
    Common Stock, equivalent to $14.43 per share
    (100 million shares of $.001 par value authorized).....................                                 $1,882,627
                                                                                                            ==========


See independent accountants' review report and notes to financial statements.


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF OPERATIONS                                                  SIX MONTHS ENDED OCTOBER 31, 1995 (UNAUDITED)

INVESTMENT INCOME:
    INCOME:
        Cash dividends (net of $34 foreign taxes withheld at source).......                $ 12,447
        Interest...........................................................                   2,080
                                                                                           --------
            TOTAL INCOME...................................................                                   $ 14,527
    EXPENSES:
        Management fee--Note 2(a)..........................................                   6,580
        Registration fees..................................................                  14,094
        Prospectus and shareholders' reports--Note 2(b)....................                  11,296
        Shareholder servicing costs--Note 2(b,c)...........................                   7,411
        Custodian fees.....................................................                   2,395
        Auditing fees......................................................                   1,968
        Legal fees.........................................................                     293
        Directors' fees and expenses--Note 2(d)............................                     285
        Miscellaneous......................................................                     396
                                                                                           --------
                                                                                             44,718

    Less--expense reimbursement from Manager due to
        undertakings, and expense limitation--Note 2(a)....................                  30,226
                                                                                           --------

            TOTAL EXPENSES.................................................                                     14,492
                                                                                                              --------
            INVESTMENT INCOME--NET.........................................                                         35

REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments--Note 3...............................                $153,388
    Net unrealized (depreciation) on investments...........................                 (6,186)
                                                                                           --------

            NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS................                                    147,202
                                                                                                              --------

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......................                                   $147,237
                                                                                                              ========


See independent accountants' review report and notes to financial statements.


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
STATEMENT OF CHANGES IN NET ASSETS
                                                                                      YEAR ENDED      SIX MONTHS ENDED
                                                                                       APRIL 30,      OCTOBER 31, 1995
                                                                                           1995*           (UNAUDITED)
                                                                                      ----------      ----------------
OPERATIONS:
    Investment income--net.................................................           $   46,798            $       35
    Net realized gain (loss) on investments................................              (80,489)              153,388
    Net unrealized appreciation (depreciation) on investments
        for the period.....................................................              107,374                (6,186)
                                                                                      ----------            ----------

        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...............               73,683               147,237
                                                                                      ----------            ----------


DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income--net.................................................               (2,536)                   --
                                                                                      ----------            ----------

CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold..........................................            1,789,201               581,825
    Dividends reinvested...................................................                2,536                    --
    Cost of shares redeemed................................................             (494,560)             (214,759)
                                                                                      ----------            ----------

        INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS.............            1,297,177               367,066
                                                                                      ----------            ----------


        TOTAL INCREASE IN NET ASSETS.......................................            1,368,324               514,303

NET ASSETS:
    Beginning of period....................................................                   --             1,368,324
                                                                                      ----------            ----------

    End of period (including undistributed investment
        income--net of $44,262 and $44,297, respectively)..................           $1,368,324            $1,882,627
                                                                                      ==========            ==========

                                                                                        SHARES                SHARES
                                                                                      ----------            ----------
CAPITAL SHARE TRANSACTIONS:
    Shares sold............................................................              143,001                41,398
    Shares issued for dividends reinvested.................................                  207                    --
    Shares redeemed........................................................              (39,204)              (14,900)
                                                                                      ----------            ----------
        NET INCREASE IN SHARES OUTSTANDING.................................              104,004                26,498
                                                                                      ==========            ==========

----------
* From October 18, 1994 (commencement of operations) to April 30, 1995.

See independent accountants' review report and notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
FINANCIAL HIGHLIGHTS

    Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Portfolio's financial statements.
                                                                                     YEAR ENDED      SIX MONTHS ENDED
                                                                                       APRIL 30,      OCTOBER 31, 1995
                                                                                         1995(1)           (UNAUDITED)
                                                                                      ----------      ----------------
PER SHARE DATA:
    Net asset value, beginning of period...................................               $12.50                $13.16
                                                                                          ------                ------
    INVESTMENT OPERATIONS:
    Investment income--net.................................................                  .45                 --(3)
    Net realized and unrealized gain on investments........................                  .24                  1.27
                                                                                          ------                ------
        TOTAL FROM INVESTMENT OPERATIONS...................................                  .69                  1.27
                                                                                          ------                ------
    DISTRIBUTIONS;
    Dividends from investment income-net...................................                 (.03)                   --
                                                                                          ------                ------
    Net asset value, end of period.........................................               $13.16                $14.43
                                                                                          ======                ======

TOTAL INVESTMENT RETURN(2).................................................                 5.53%                 9.65%
RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets(2).............................                 1.40%                  .83%
    Ratio of net investment income to average net assets(2)................                 3.91%                   --
    Decrease reflected in above expense ratios due to
        undertaking by the Manager and expense limitation(2)...............                 4.63%                 1.73%
    Portfolio Turnover Rate(2).............................................               497.41%               124.43%
    Net Assets, end of period (000's Omitted)..............................               $1,368                $1,883

----------
(1) From October 18, 1994 (commencement of operations) to April 30, 1995.
(2) Not annualized.
(3) Based on an average of shares outstanding at each month end.


See independent accountants' review report and notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:
    Dreyfus Asset Allocation Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and currently offers three portfolios including the Dreyfus Growth Portfolio (the "Portfolio"). Premier Mutual Fund Services, Inc. (the "Distributor") acts as the distributor of the Portfolio's shares, which are sold to the public without a sales load.
The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. The Dreyfus Corporation ("Manager") serves as the Portfolio's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.
    As of October 31, 1995, Major Trading Corporation, a subsidiary of Mellon Bank Investments Corporation, held 80,189 shares of Common Stock of the Portfolio. Mellon Bank Investments Corporation is a subsidiary of Mellon Bank.
    The Fund accounts separately for the assets, liabilities and operations of each portfolio. Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios, are allocated among them.

    (A) PORTFOLIO VALUATION: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

    (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:
Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.
Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.

    (C) DIVIDENDS TO SHAREHOLDERS: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, are normally declared and paid annually, but the Portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Portfolio not to distribute such gain.

    (D) FEDERAL INCOME TAXES: It is the policy of the Portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2--MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:
    (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the average daily value of the Portfolio's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the
Manager should the Portfolio's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Portfolio.
The most stringent state expense limitation applicable to the Portfolio presently requires reimbursement of expenses in any full fiscal year that such expenses (exclusive of certain expenses as described above) exceed 2 1/2% of the first $30 million, 2% of the next $70 million and 1 1/2% of the excess over $100 million of the average value of the
Portfolio's net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from May 1, 1995 through July 3, 1995 to waive receipt of the management, service and distribution fees, and thereafter has currently undertaken through
December 31, 1995, to reduce the management fee paid by, or reimburse such excess expenses of the Portfolio, to the extent that the Portfolio's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of
1.25 of 1% of the average
daily value of the Portfolio's net assets. The expense reimbursement, pursuant to the undertakings and expense limitation, amounted to $30,226 for the six months ended October 31, 1995.
    The undertaking may be modified by the Manager from time to time, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.

    (B) Prior to September 1, 1995, the Portfolio had a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, which provided that the Portfolio (a) reimburse the Distributor for payments to certain Service Agents for distributing the Portfolio's shares and (b) pay the Manager, Dreyfus Service Corporation or any affiliate of either of them (collectively "Dreyfus") for advertising and marketing relating to the Portfolio and servicing shareholder accounts, at an aggregate annual rate of .50 of 1% of the value of the Portfolio's average daily net assets. Each of the Distributor and Dreyfus could pay
Service Agents (a securities dealer, financial institution, or other industry professional) a fee in respect of the Portfolio's shares owned by shareholders with whom the Service Agent had a servicing relationship or for whom the Service Agent was the dealer or holder of record. Each of the Distributor and Dreyfus determined the amounts to be paid to Service Agents to which it made payments and the basis on which such payments were made. The Plan also separately provided for the Portfolio to bear the costs of preparing, printing and distributing certain of the Portfolio's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the Portfolio's average daily net assets for any full fiscal year. During the period May 1, 1995 through August 31, 1995, the Portfolio was charged $4,088 pursuant to the Plan. Effective September 1, 1995 the Plan was terminated.

    (C) Pursuant to the Portfolio's Shareholder Services Plan, the Portfolio pays the Distributor at an annual rate of .25 of 1% of the value of the Portfolio's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. For the six months ended October 31, 1995, $2,193 was charged to the Portfolio pursuant to the Shareholder Services Plan.

    (D) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3--SECURITIES TRANSACTIONS:
    The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the six months ended October 31, 1995, amounted to $2,334,707 and $2,066,004, respectively.
    At October 31, 1995, accumulated net unrealized appreciation on investments was $101,188, consisting of $149,954 gross unrealized appreciation and $48,766 gross unrealized depreciation.
    At October 31, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of investments).


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Growth Portfolio
REVIEW REPORT OF ERNST & YOUNG LLP, INDEPENDENT ACCOUNTANTS

SHAREHOLDERS AND BOARD OF DIRECTORS
DREYFUS GROWTH PORTFOLIO

    We have reviewed the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Growth Portfolio (one of the Series constituting the Dreyfus Asset Allocation Fund, Inc.) as of October 31, 1995, and the related statements of operations and changes in net assets and financial highlights for the six month period ended October 31, 1995. These financial statements and financial highlights are the responsibility of the Fund's management.
    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements and financial highlights taken as a whole. Accordingly, we do not express such an opinion.
    Based on our review, we are not aware of any material modifications that should be made to the interim financial statements and financial highlights referred to above for them to be in conformity with generally accepted accounting principles.
    We have previously audited, in accordance with generally accepted auditing standards, the statement of changes in net assets and financial highlights for the period from October 18, 1994 (commencement of operations) to April 30, 1995 and in our report dated June 2, 1995, we expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

                                  Ernst & Young LLP signature

New York, New York
December 1, 1995

DREYFUS ASSET ALLOCATION FUND, INC.
DREYFUS GROWTH PORTFOLIO
200 Park Avenue
New York, NY 10166

MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286

TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
First Data Investor Services Group, Inc.
P.O. Box 9671
Providence, RI 02940

Further information is contained in the Prospectus, which must precede or accompany this report.


Asset Allocation
Fund, Inc.
Dreyfus
Growth Portfolio
Semi-Annual Report

October 31, 1995

Dear Shareholder:

    The Income Portfolio of Dreyfus Asset Allocation Fund, Inc.
completed its latest semi-annual fiscal period October 31, 1995.

In this letter we summarize the major developments in the Portfolio during this period, and report the results. To place the events of the half-year in a broader setting, we also outline the economic and securities market conditions that prevailed.

ECONOMIC ENVIRONMENT

    The much-desired soft landing for the U.S. economy that the Federal Reserve Board has been striving to attain appears to have occurred. This is the result of more than a year of moves by the Fed to tighten interest rates, followed by a token loosening of the reins last summer.

    Now that the economy is no longer as overactive, the central bank must concern itself with the possibility that the economy might slow down more than would be desirable. However, the latest economic statistics do not contain convincing evidence of that happening.

The housing industry is doing well. Industrial orders continue to expand and gross domestic product keeps on growing, albeit at a reduced rate.

    In the meantime, the rate of inflation appears to be under firm control. Consumer prices have advanced only at a very moderate pace, and average wages have barely inched ahead. Unemployment is not getting out of hand, and hovers near the so-called full employment level.

    Retail spending has settled down, in part because consumers are carrying large debit balances in mortgage and credit card debts. To what extent this will affect holiday shopping remains to be seen. The industrial sector of the economy, however, appears to be forging ahead.

MARKET ENVIRONMENT

    As your Fund reached the end of its reporting period, October 31, 1995, stocks were not far below the record levels they had reached earlier in the fall.

    Among the factors accounting for this market strength were good corporate profits and low interest rates. Third quarter profit reports from leading corporations, while not universally favorable, were better than earlier quarters. The extensive lean and mean corporate reorganizations of the past few years appear to be paying off. Even though the pricing environment for most corporate products is extremely competitive, manufacturers and service providers appear able to squeeze out improved profits.

    How long that continuing improvement will last is an open question. Many economists think that profit levels may flatten out over the coming months. The recent record on that score, however, has been encouraging.

    Interest rates also have buoyed stock prices and sustained the bond market. As the cost of borrowing has steadily decreased, many corporations have benefitted.

    Another factor in market strength has been the relentless advance of technology, which has virtually forced corporations -- and now individual households as well -- to reequip in order to keep up with technical progress. The obvious result has been seen in record prices commanded during the year by high technology stocks. While some disillusionment may set in, the market clearly takes a very optimistic view of the long-range outlook for these companies.

    In addition, all equities have been favorably affected by the very large inflow of investment money, on a regular basis, from 401(k) and other retirement plans. To be sure, money managers could at some point turn off the spigot, and divert this cash flow into bonds or money market instruments. During the past year, however, equity purchases by pension funds and other retirement investors have provided a supportive background for stock prices.

    However, there are some concerns. One of the most significant has been the wrangling between Congress and the White House over how to reduce Government spending and cut the burden of the Government's perennial deficit. Hopefully, this impasse will be settled soon, perhaps by the time this letter reaches its readers. In the meantime, the uncertainties in Washington have been a source of worry to investors.

    The fading value of the U.S. dollar has also been a question mark. Yet, after hitting a low last spring, the dollar has gradually recovered some lost ground. This dollar rebound reflects weakness in the economies of Western Europe and Japan, but also the strengthening of economic activity here at home.

PORTFOLIO OVERVIEW

    For the first six months of its fiscal year, the period ending October 31, 1995, the Income Portfolio of Dreyfus Asset Allocation Fund provided a total return of 9.63%.* This compares with a return of 6.25% for the Lehman Intermediate Treasury Index** and 8.64% for the Customized Blended Index which, like the Portfolio, is composed of a defined weighting of Treasury obligations, common stocks and cash equivalents that is more fully described below.***

    The Income Portfolio continued to benefit during much of the six-month period from its position in 30-year bonds. Our analysis of the fixed income market was that the slowing down of the U.S. economy would result in lower interest rates which raises the selling price of bonds.
Further, there was the possibility that, if Congress and the White House could reach a budget aggreement, the Federal Reserve might feel justified in reducing interest rates once again. At one point during the six-month period we took profits in bonds, but still hold a substantial position in these instruments.

    In the common stock portion of the Fund, several significant changes were made reflecting a new and less defensive posture toward the domestic economy and its likely future prospects.
The Federal Reserve's cut in the Fed Funds rate in July caused our view of the stock market to turn more positive. A significant new position in automotive stocks was established including both General Motors and Ford Motor. Our positions in foods and beverages were much reduced with the sales of CPC International, Coca Cola, General Mills and Heinz, and replaced with a substantial new position in entertainment content including names such as Disney (Walt), Viacom, Cl.A. and Time Warner. Changes in technology are making American entertainment readily available to the world audience and in our opinion it is an area where the U.S. is very competitive, probably more so than in foods.

    In the technology sector, profits were taken reflecting the dramatic stock price increases in recent months.

    The portfolio actually increased its weightings in communications-related technology, often taking advantage of recent price weakness as our longer-term outlook for this area is very positive.

    The energy sector has been profitable for the Fund and we like its longer-term prospects. We maintained our positions in Amerada Hess and Texaco.

    As the investment environment became more turbulent in recent months, investors searching for safe havens bid up health care stocks to levels where we felt justified in taking profits.

    Along with the Portfolio's new exposure to autos and the diminished holdings in foods, beverages and health care, usually considered defensive groups, the most significant changes are reflected in the much increased weighting in chemicals and railroad stocks. These include increased positions in duPont (E.I.) de Nemours, Monsanto, a new position in Praxair, and an expanded weighting in railroad stocks including a new position in Union Pacific. It should be noted that all of these companies are in the midst of restructurings with their respective managements endeavoring to provide value for their shareholders.

    We very much appreciate your investment in this portfolio.
We will of course continue our best efforts to help you achieve your investment goals.
                                    Sincerely,

                                   Signature
                                    Ernest G. Wiggins
                                    Portfolio Manager

November 15, 1995
New York, N.Y.

  *Total return includes reinvestment of dividends and any capital gains paid.
 **SOURCE: LEHMAN BROTHERS - The Lehman Intermediate Treasury Index is a widely accepted index of U.S. Treasury notes and bonds.
***The Customized Blended Index has been prepared by the Fund and is intended to be a more accurate comparison to the Portfolio's general portfolio composition than the benchmark index, which is the Lehman Intermediate Treasury Index, an unmanaged index viewed as being a leading indicator of overall performance of U.S. Treasury notes and bonds. We have combined the performance of unmanaged indices that reflect benchmark percentages with respect to each asset class in which the Portfolio invests as described in the Fund's Prospectus:
   55% U.S. Treasury Notes and Bonds, 35% common stocks, and 10% cash equivalents. The Customized Blended Index combines returns from the Lehman Intermediate Treasury Index, the Standard & Poor's 500 Composite Stock Price Index and the Bank Rate Monitor Index of money market returns, and is weighted to the benchmark percentages.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio
STATEMENT OF INVESTMENTS                                                                   October 31, 1995 (Unaudited)
COMMON STOCKS--45.7%                                                                           SHARES          VALUE
                                                                                              --------      -----------
CONSUMER DURABLES--4.5%                   Ford Motor.......................                      1,200       $   34,500
                                          General Motors...................                      1,000           43,750
                                                                                                             ----------
                                                                                                                 78,250
                                                                                                             ----------

CONSUMER NON-DURABLES--1.7%               Seagram..........................                        800           28,800
                                                                                                             ----------

CONSUMER SERVICES--5.4%                   Disney (Walt)....................                        800           46,100
                                          Time Warner......................                        500           18,250
                                          Viacom, Cl. A....................                        600 (a)       29,850
                                                                                                             ----------
                                                                                                                 94,200
                                                                                                             ----------

ELECTRONIC TECHNOLOGY--3.3%               cisco Systems....................                        200 (a)       15,500
                                          DSC Communications...............                        600 (a)       22,200
                                          Motorola.........................                        300           19,687
                                                                                                             ----------
                                                                                                                 57,387
                                                                                                             ----------

ENERGY--4.6%                              Amerada Hess.....................                        956           43,140
                                          Texaco...........................                        547           37,264
                                                                                                             ----------
                                                                                                                 80,404
                                                                                                             ----------

INDUSTRIAL SERVICES--4.9%                 Browning-Ferris Industries.......                      1,100           32,038
                                          Schlumberger.....................                        500           31,125
                                          WMX Technologies.................                        817           22,978
                                                                                                             ----------
                                                                                                                 86,141
                                                                                                             ----------

NON-ENERGY MINERALS--1.1%                 Aluminum Co. of America..........                        200           10,200
                                          Nucor............................                        200            9,625
                                                                                                             ----------
                                                                                                                 19,825
                                                                                                             ----------

PROCESS INDUSTRIES--11.6%                 Crown Cork & Seal................                      1,100 (a)       38,362
                                          duPont (E.I.) deNemours..........                        800           49,900
                                          Grace (W.R.).....................                        600           33,450
                                          International Paper..............                        300           11,100
                                          Monsanto.........................                        400           41,900
                                          Praxair..........................                      1,000           27,000
                                                                                                             ----------
                                                                                                                201,712
                                                                                                             ----------
PRODUCER MANUFACTURING--3.4%              Allied Signal....................                        500           21,250
                                          Cooper Industries................                        821           27,709
                                          Dresser Industries...............                        500           10,375
                                                                                                             ----------
                                                                                                                 59,334
                                                                                                             ----------
RETAIL TRADE--2.7%                        Home Depot.......................                        700           26,075
                                          Wal-Mart Stores..................                      1,000           21,625
                                                                                                             ----------
                                                                                                                 47,700
                                                                                                             ----------
TRANSPORTATION--2.5%                      Burlington Northern Santa Fe.....                        200           16,775
                                          Union Pacific....................                        400           26,150
                                                                                                             ----------
                                                                                                                 42,925
                                                                                                             ----------
                                          TOTAL COMMON STOCKS
                                            (cost $810,834)................                                  $  796,678
                                                                                                             ==========

                                                                                             PRINCIPAL
U.S. TREASURY NOTES--53.2%                                                                       AMOUNT
                                                                                             ---------
                                          5-5/8%, 6/30/1997
                                            (cost $926,135)................                   $928,000       $  928,000
                                                                                                             ==========

TOTAL INVESTMENTS (cost $1,736,969)........................................                      98.9%       $1,724,678
                                                                                                ======       ==========

CASH AND RECEIVABLES (NET).................................................                       1.1%       $   18,717
                                                                                                ======       ==========

NET ASSETS.................................................................                     100.0%       $1,743,395
                                                                                                ======       ==========

NOTE TO STATEMENT OF INVESTMENTS;
(a) Non-income producing.

See independent accountants' review report and notes to financial statements.


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio
STATEMENT OF ASSETS AND LIABILITIES                                                        OCTOBER 31, 1995 (UNAUDITED)
ASSETS:
    Investments in securities, at value
      (cost $1,736,969)--see statement.....................................                                  $1,724,678
    Cash...................................................................                                      28,903
    Receivable for investment securities sold..............................                                      47,158
    Dividends and interest receivable......................................                                      18,308
    Prepaid expenses.......................................................                                       4,731
    Due from The Dreyfus Corporation.......................................                                       5,169
                                                                                                             ----------
                                                                                                              1,828,947

LIABILITIES:
    Due to Distributor.....................................................                    $   364
    Payable for investment securities purchased............................                     65,910
    Accrued expenses.......................................................                     19,278           85,552
                                                                                               -------       ----------
NET ASSETS ................................................................                                  $1,743,395
                                                                                                             ==========
REPRESENTED BY:
    Paid-in capital........................................................                                  $1,515,895
    Accumulated undistributed investment income--net.......................                                       3,424
    Accumulated undistributed net realized gain on investments.............                                     236,367
    Accumulated net unrealized (depreciation) on investments--Note 3.......                                     (12,291)
                                                                                                             ----------

NET ASSETS at value applicable to 117,562 outstanding shares of
    Common Stock, equivalent to $14.83 per share
    (100 million shares of $.001 par value authorized).....................                                  $1,743,395
                                                                                                             ==========



See independent accountants' review report and notes to financial statements.


DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio

STATEMENT OF OPERATIONS                                                   SIX MONTHS ENDED OCTOBER 31, 1995 (UNAUDITED)

INVESTMENT INCOME:
    INCOME:
        Interest...........................................................                  $  29,132
        Cash dividends (net of $84 foreign taxes withheld at source).......                      7,338
                                                                                             ---------
            TOTAL INCOME...................................................                                    $ 36,470
EXPENSES:
    Management fee--Note 2(a)..............................................                      6,099
    Registration fees......................................................                     12,120
    Prospectus and shareholders' reports--Note 2(b)........................                     10,586
    Shareholder servicing costs--Note 2(b,c)...............................                      7,040
    Custodian fees.........................................................                      2,371
    Auditing fees..........................................................                      1,968
    Legal fees.............................................................                        365
    Directors' fees and expenses--Note 2(d)................................                        322
    Miscellaneous..........................................................                        348
                                                                                             ---------
                                                                                                41,219

    Less--expense reimbursement from Manager due to
      undertaking and expense limitation--Note 2(a)........................                     27,644
                                                                                             ---------

        TOTAL EXPENSES.....................................................                                      13,575
                                                                                                               --------
        INVESTMENT INCOME--NET.............................................                                      22,895

REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
    Net realized gain on investments--Note 3...............................                  $ 214,487
    Net unrealized (depreciation) on investments...........................                   (100,242)
                                                                                             ---------
        NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS....................                                     114,245
                                                                                                               --------

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......................                                    $137,140





========

See independent accountants' review report and notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio
STATEMENT OF CHANGES IN NET ASSETS                                                       YEAR ENDED    SIX MONTHS ENDED
                                                                                          APRIL 30,    OCTOBER 31, 1995
                                                                                            1995*         (UNAUDITED)


OPERATIONS:
    Investment income--net.................................................              $   18,604          $   22,895
    Net realized gain on investments.......................................                  21,880             214,487
    Net unrealized appreciation (depreciation)
      on investments for the period .......................................                  87,951            (100,242)
                                                                                         ----------          ----------
        NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...............                 128,435             137,140
                                                                                         ----------          ----------
DIVIDENDS TO SHAREHOLDERS FROM;
    Investment income-net..................................................                 (15,937)            (22,138)
                                                                                         ----------          ----------
CAPITAL STOCK TRANSACTIONS:
    Net proceeds from shares sold..........................................               1,330,845             251,315
    Dividends reinvested...................................................                  15,022              20,909
    Cost of shares redeemed................................................                 (72,402)            (29,794)
                                                                                         ----------          ----------
        INCREASE IN NET ASSETS FROM CAPITAL STOCK TRANSACTIONS.............               1,273,465             242,430
                                                                                         ----------          ----------
            TOTAL INCREASE IN NET ASSETS...................................               1,385,963             357,432
NET ASSETS:
    Beginning of period....................................................                      --           1,385,963
                                                                                         ----------          ----------
    End of period (including undistributed investment
        income--net of $2,667 and $3,424, respectively)....................              $1,385,963          $1,743,395
                                                                                         ==========          ==========

                                                                                             SHARES              SHARES
                                                                                            -------             -------
CAPITAL SHARE TRANSACTIONS:
    Shares sold............................................................                 105,429              17,108
    Shares issued for dividends reinvested.................................                   1,145               1,401
        Shares redeemed....................................................                  (5,515)             (2,006)
                                                                                            -------             -------
        NET INCREASE IN SHARES OUTSTANDING.................................                 101,059              16,503
                                                                                            =======             =======

* From October 18, 1994 (commencement of operations) to April 30, 1995.


See independent accountants' review report and notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio
FINANCIAL HIGHLIGHTS

    Contained below is per share operating performance data for a share of Common Stock outstanding, total investment return, ratios to average net assets and other supplemental data for each period indicated. This information has been derived from the Portfolio's financial statements.
                                                                                         YEAR ENDED    SIX MONTHS ENDED
                                                                                          APRIL 30,    OCTOBER 31, 1995
                                                                                           1995(1)        (UNAUDITED)

    PER SHARE DATA:
    Net asset value, beginning of period...................................                  $12.50              $13.71
                                                                                             ------              ------
    INVESTMENT OPERATIONS:
    Investment income--net.................................................                     .20                 .20
    Net realized and unrealized gain on investments........................                    1.18                1.12
                                                                                             ------              ------
        TOTAL FROM INVESTMENT OPERATIONS...................................                    1.38                1.32
                                                                                             ------              ------
    DISTRIBUTIONS;
    Dividends from investment income--net..................................                    (.17)               (.20)
                                                                                             ------              ------
Net asset value, end of period.............................................                  $13.71              $14.83
                                                                                             ======              ======

TOTAL INVESTMENT RETURN(2).................................................                   11.14%               9.63%

RATIOS/SUPPLEMENTAL DATA:
    Ratio of expenses to average net assets(2).............................                    1.40%                .84%

    Ratio of net investment income to average net assets(2)................                    1.60%               1.42%

    Decrease reflected in above expense ratios due to
      undertaking by the Manager and expense limitation(2).................                    4.28%               1.71%

    Portfolio Turnover Rate(2).............................................                   94.33%             171.69%

    Net Assets, end of period (000's Omitted)..............................                  $1,386              $1,743
----------
(1) From October 18, 1994 (commencement of operations) to April 30, 1995.
(2) Not annualized.


See independent accountants' review report and notes to financial statements.

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:
    Dreyfus Asset Allocation Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 ("Act") as a non-diversified open-end management investment company and currently offers three portfolios, including the Dreyfus Income Portfolio (the "Portfolio"). Premier Mutual
Fund Services, Inc. (the "Distributor") acts as the distributor of the Portfolio's shares, which are sold to the public without a sales load. The Distributor, located at One Exchange Place, Boston, Massachusetts 02109, is a wholly-owned subsidiary of FDI Distribution Services, Inc., a provider of mutual fund administration services, which in turn is a wholly-owned subsidiary of FDI Holdings, Inc., the parent company of which is Boston Institutional Group, Inc. The Dreyfus Corporation ("Manager") serves as the Portfolio's investment adviser. The Manager is a direct subsidiary of Mellon Bank, N.A.
    As of October 31, 1995, Major Trading Corporation, a subsidiary of Mellon Bank Investments Corporation, held 82,161 shares of Common Stock of the Portfolio. Mellon Bank Investments Corporation is a subsidiary of Mellon Bank.
    The Fund accounts separately for the assets, liabilities and operations of each portfolio. Expenses directly attributable to each portfolio are charged to that portfolio's operations; expenses which are applicable to all portfolios are allocated among them.
    (A) PORTFOLIO VALUATION: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.
    (B) SECURITIES TRANSACTIONS AND INVESTMENT INCOME:
Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount on investments, is recognized on the accrual basis.
    (C) DIVIDENDS TO SHAREHOLDERS: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain are normally declared and paid annually, but the Portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the Portfolio not to distribute such gain.
    (D) FEDERAL INCOME TAXES: It is the policy of the Portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from substantially all Federal income and excise taxes.

NOTE 2--MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES:
    (A) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the average daily value of the Portfolio's net assets and is payable monthly. The Agreement provides for an expense reimbursement from the
Manager should the Portfolio's aggregate expenses, exclusive of taxes, brokerage, interest on borrowings and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the Portfolio.
The most stringent state expense limitation applicable to the Portfolio presently requires reimbursement of expenses in any full fiscal year that such expenses (exclusive of certain expenses as described above) exceed 2 1/2% of the first $30 million, 2% of the next $70 million and 1 1/2% of the excess over $100 million of the average value of the Portfolio's net assets in accordance with California "blue sky" regulations. However, the Manager had undertaken from May 1, 1995 through July 3, 1995 to waive receipt of the management, service and distribution fees, and thereafter, has currently undertaken through
December 31, 1995, to reduce the management fee paid by or reimburse such excess expenses of the Portfolio, to the extent that the Portfolio's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of
1.25 of 1% of the average daily value of the Portfolio's net assets. The expense reimbursement, pursuant to the undertakings and expense limitation, amounted to $27,644 for the six months ended October 31, 1995.
    The undertaking may be modified by the Manager from time to time, provided that the resulting expense reimbursement would not be less than the amount required pursuant to the Agreement.
    (B) Prior to September 1, 1995, the Portfolio had a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, which provided that the Portfolio (a) reimburse the Distributor for payments to certain Service Agents for distributing the Portfolio's shares and (b) pay the Manager, Dreyfus Service Corporation or any affiliate of either of them (collectively "Dreyfus") for advertising and marketing relating to the Portfolio and servicing shareholder accounts, at an aggregate annual rate of .50 of 1% of the value of the Portfolio's average daily net assets. Each of the Distributor and Dreyfus could pay
Service Agents (a securities dealer, financial institution, or other industry professional) a fee in respect of the Portfolio's shares owned by shareholders with whom the Service Agent had a servicing relationship or for whom the Service Agent is the dealer or holder of record. Each of the Distributor and Dreyfus determined the amounts to be paid to Service Agents to which it made payments and the basis on which such payments were made. The Plan also separately provided for the Portfolio to bear the costs of preparing, printing and distributing certain of the Portfolio's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005 of 1% of the Portfolio's average daily net assets for any full fiscal year. During the period May 1, 1995 through August 31, 1995, the Portfolio was charged $4,113 pursuant to the Plan. Effective September 1, 1995, the Plan was terminated.
    (C) Pursuant to the Portfolio's Shareholder Services Plan, the Portfolio pays the Distributor at an annual rate of .25 of 1% of the value of the Portfolio's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the six months ended October 31, 1995, the
Portfolio was charged $2,033 pursuant to the Shareholder
Services Plan.
    (D) Each director who is not an "affiliated person" as defined in the Act receives from the Fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board receives an additional 25% of such compensation.

NOTE 3--SECURITIES TRANSACTIONS:
    The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the six months ended October 31, 1995 amounted to $2,950,009 and $2,692,189, respectively.
    At October 31, 1995, accumulated net unrealized depreciation on investments was $12,291, consisting of $30,048 gross unrealized appreciation and $42,339 gross unrealized depreciation.
    At October 31, 1995, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

DREYFUS ASSET ALLOCATION FUND, INC., Dreyfus Income Portfolio
REVIEW REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
DREYFUS INCOME PORTFOLIO

    We have reviewed the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Income Portfolio (one of the Series constituting the Dreyfus Asset Allocation Fund, Inc.) as of October 31, 1995, and the related statements of operations and changes in net assets and financial highlights for the six month period ended October 31, 1995. These financial statements and financial highlights are the responsibility of the Fund's management.
    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements and financial highlights taken as a whole. Accordingly, we do not express such an opinion.
    Based on our review, we are not aware of any material modifications that should be made to the interim financial statements and financial highlights referred to above for them to be in conformity with generally accepted accounting principles.
    We have previously audited, in accordance with generally accepted auditing standards, the statement of changes in net assets and financial highlights for the period from October 18, 1994 (commencement of operations) to April 30, 1995 and in our report dated June 2, 1995, we expressed an unqualified opinion on such statement of changes in net assets and financial highlights.

                                    Ernst & Young LLP signature

New York, New York
December 1, 1995

DREYFUS ASSET ALLOCATION FUND, INC.
DREYFUS INCOME PORTFOLIO
200 Park Avenue
New York, NY 10166

MANAGER
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

CUSTODIAN
The Bank of New York
90 Washington Street
New York, NY 10286

TRANSFER AGENT &
DIVIDEND DISBURSING AGENT
First Data Investor Services Group, Inc.
P.O. Box 9671
Providence, RI 02940

Further information is contained in the Prospectus, which must precede or accompany this report.

Asset Allocation
Fund, Inc.
Dreyfus
Income Portfolio
Semi-Annual Report

October 31, 1995


    Dreyfus LifeTime Portfolios, Inc., Income Portfolio
    Statement of Investments                                                                                      September 30, 1995

    Bonds and Notes--66.5%                                                                           Principal
                                                                                                       Amount               Value
                                                                                                   ------------       -------------
    U.S. Treasury Bonds--5.1%
      11 5/8%, 11/15/2004...........................................                               $    600,000         $    820,969
                                                                                                                        ------------
   U.S. Treasury Notes--61.4%
      7 1/2%, 1/31/1997.............................................                                  2,945,000            3,008,041
      5 5/8%, 1/31/1998.............................................                                  3,000,000            2,982,189
      5 1/8%, 11/30/1998............................................                                    250,000              244,141
      7 1/8%, 9/30/1999.............................................                                  1,000,000            1,039,375
      8 3/4%, 8/15/2000.............................................                                    700,000              779,078
      8%, 5/15/2001.................................................                                  1,000,000            1,090,781
      7 1/2%, 11/15/2001............................................                                    180,000              192,740
      7 1/2%, 2/15/2005.............................................                                    600,000              653,156
                                                                                                                       -------------
                                                                                                                          9,989,501
                                                                                                                       -------------
    TOTAL BONDS AND NOTES
      (cost $10,577,780)............................................                                                    $ 10,810,470
                                                                                                                        ============

    Short-Term Investments--31.9%

    U.S. Treasury Bills:
      5.38%, 10/5/1995..............................................                                     41,000         $     40,971
      5.33%, 10/12/1995.............................................                                     40,000               39,931
      5.34%, 10/19/1995.............................................                                    161,000              160,554
      5.40%, 11/2/1995..............................................                                     75,000               74,636
      5.41%, 11/16/1995..........................................(a)                                  2,448,000            2,431,035
      5.27%, 11/30/1995.............................................                                     50,000               49,554
      5.30%, 12/7/1995..............................................                                  2,415,000            2,390,705
                                                                                                                        ------------
    TOTAL SHORT-TERM INVESTMENTS
      (cost $5,187,909).............................................                                                    $  5,187,386
                                                                                                                        ============
    TOTAL INVESTMENTS
      (cost $15,765,689)............................................                                                    $ 15,997,856
                                                                                                                        ============
    Note to Statement of Investments;

    (a) Partially held by the custodian in a segregated account as collateral for open futures positions.

    Statement of Financial Futures                                                                             September 30, 1995
    Financial Futures Purchased;                                      Market Value                                 Unrealized
                                            Number of                   Covered                                   Appreciation
                                            Contracts                 by Contracts         Expiration               at 9/30/95
                                            ---------                 ------------         ----------             ------------
    Standard & Poor's 500.............         13                      $3,823,300         December '95              $160,420
                                                                                                                    ========

    Dreyfus  Asset Allocation Fund Inc., Dreyfus Income
Portfolio
    Statement of Investments
    Common Stocks-45.7%

                                                                                     Shares               Value
                                                                                                    ____________       _____________


                     Consumer Durables--4.5%   Ford Motor......................................           1,200         $     34,500
                                               General Motors..................................           1,000               43,750
                                                                                                                        ____________
                                                                                                                              78,250
                                                                                                                        ____________

                 Consumer Non-Durables--1.7%   Seagram.........................................             800               28,800
                                                                                                                        ____________

                     Consumer Services--5.4%   Disney (Walt)...................................             800               46,100
                                               Time Warner.....................................             500               18,250
                                               Viacom, Cl. A...................................             600 (a)           29,850
                                                                                                                        ____________
                                                                                                                              94,200
                                                                                                                        ____________

                 Electronic Technology--3.3%   cisco Systems...................................             200 (a)           15,500
                                               DSC Communications..............................             600 (a)           22,200
                                               Motorola........................................             300               19,687
                                                                                                                        ____________
                                                                                                                              57,387
                                                                                                                        ____________

                                Energy--4.6%   Amerada Hess....................................             956               43,140
                                               Texaco..........................................             547               37,264
                                                                                                                        ____________
                                                                                                                              80,404
                                                                                                                        ____________

                   Industrial Services--4.9%   Browning-Ferris Industries......................           1,100               32,038
                                               Schlumberger....................................             500               31,125
                                               WMX Technologies................................             817               22,978
                                                                                                                        ____________
                                                                                                                              86,141
                                                                                                                        ____________

                   Non-Energy Minerals--1.1%   Aluminum Co. of America.........................             200               10,200
                                               Nucor...........................................             200                9,625
                                                                                                                        ____________
                                                                                                                              19,825
                                                                                                                        ____________

                   Process Industries--11.6%   Crown Cork & Seal...............................           1,100 (a)           38,362
                                               duPont (E.I.) deNemours.........................             800               49,900
                                               Grace (W.R.)....................................             600               33,450
                                               International Paper.............................             300               11,100
                                               Monsanto........................................             400               41,900
                                               Praxair.........................................           1,000               27,000
                                                                                                                        ____________
                                                                                                                             201,712
                                                                                                                        ____________

                Producer Manufacturing--3.4%   Allied Signal...................................             500               21,250
                                               Cooper Industries...............................             821               27,709
                                               Dresser Industries..............................             500               10,375
                                                                                                                        ____________
                                                                                                                              59,334
                                                                                                                        ____________

                          Retail Trade--2.7%   Home Depot......................................             700               26,075
                                               Wal-Mart Stores.................................           1,000               21,625
                                                                                                                        ____________
                                                                                                                              47,700
                                                                                                                        ____________

                        Transportation--2.5%   Burlington Northern Santa Fe....................             200               16,775
                                               Union Pacific...................................             400               26,150
                                                                                                                        ____________
                                                                                                                              42,925
                                                                                                                        ____________

                                               TOTAL COMMON STOCKS
                                                 (cost $810,834)...............................                         $    796,678
                                                                                                                        ============
                                                                                                     Principal
                                                                                                      Amount
    U.S. Treasury Notes-53.2%                                                                      ------------
                                               5.625%, 6/30/1997
                                                 (cost $926,318)...............................    $    928,000         $    928,000
                                                                                                                        ============

    TOTAL INVESTMENTS (cost $1,736,972)........................................................                         $  1,724,678
                                                                                                                        ============
    Note to Statement of Investments;
     (a) Non-income producing.

                                                Summary of Statement of Investments

                                                                                     Dreyfus            Dreyfus
                                                                                     LifeTime      Asset Allocation        Proforma
                                                                                     Income             Income             Combined
                                                                                    Portfolio          Portfolio            Total
                                                                                   -----------     ----------------     ------------


    TOTAL INVESTMENTS (cost $15,765,689, $1,736,972 and
       and $17,502,661, respectively).........................       98.4%         $15,997,856     $   1,724,678        $ 17,722,534
                                                                    ======         ===========     =============        ============

    CASH AND RECEIVABLE (NET).................................        1.6%         $   264,679     $      18,717        $    283,396
                                                                    ======         ===========     =============        ============

    NET ASSETS................................................      100.0%         $16,262,535     $   1,743,395        $ 18,005,930
                                                                    ======         ===========     =============        ============

                See notes to pro forma financial statements.


Statement of Assets and Liabilities
September 30, 1995 (Unaudited)                            Dreyfus              Dreyfus
                                                          LifeTime        Asset Allocation                     Pro-Forma
                                                           Income              Income                          Combined
                                                         Portfolio            Portfolio       Adjustments      (Note 1)
                                                        ------------      ----------------   ------------    ------------
ASSETS:
   Investments in securities, at value
     --see statement................................    $ 15,997,856        $  1,724,678     $               $ 17,722,534
   Cash.............................................          82,413              28,903                          111,316
   Dividends and interest receivable................         181,653              18,308                          199,961
   Receivable for investment securities sold........          --                  47,158                           47,158
   Prepaid expenses.................................          57,859               4,731                           62,590
   Due from The Dreyfus Corporation.................          --                   5,169                            5,169
                                                        ------------        ------------     ------------    ------------
      Total Assets..................................      16,319,781           1,828,947                0      18,148,728
                                                        ------------        ------------     ------------    ------------
LIABILITIES:
   Due to The Dreyfus Corporation...................          10,683              --                               10,683
   Due to Distributor...............................           1,662                 364                            2,026
   Payable for investment securities purchased......          --                  65,910                           65,910
   Payable for futures variation margin.............           6,500              --                                6,500
   Accrued expenses and other liabilities...........          38,401              19,278                           57,679
                                                        ------------        ------------     ------------    ------------
      Total Liabilities.............................          57,246              85,552                0         142,798
                                                        ------------        ------------     ------------    ------------
NET ASSETS..........................................    $ 16,262,535        $  1,743,395     $          0    $ 18,005,930
                                                        ============        ============     ============    ============
REPRESENTED BY:
   Paid-in capital..................................    $ 15,041,856        $  1,515,895     $               $ 16,557,751
   Accumulated undistributed investment income-net           474,272               3,424                          477,696
   Accumulated undistributed net realized gain on                                                                 590,187
     investments....................................         353,820             236,367
   Accumulated net unrealized appreciation
     (depreciation) on investments and foreign
     currency transactions (including $160,420 net
     unrealized appreciation on financial futures
     for the LifeTime Income Portfolio).............         392,587             (12,291)                         380,296
                                                        ------------        ------------     ------------    ------------
NET ASSETS, at value................................    $ 16,262,535        $  1,743,395     $          0    $ 18,005,930
                                                        ============        ============     ============    ============
Shares of Common Stock outstanding:
LifeTime Income Portfolio
   Investors Shares.................................         601,320                              129,045 *       730,365
                                                        ============
Asset Allocation Income Portfolio...................                             117,562         (117,562)         --
                                                                             ===========

NET ASSET VALUE per share:
LifeTime Income Portfolio

   Investor Class Shares
     ($8,121,691 / 601,320 shares)..................          $13.51
                                                              ======
Asset Allocation Income Portfolio
     ($1,743,395 / 117,562 shares)..................                              $14.83
                                                                                  ======
Proforma Combined Portfolio
     ($9,865,086 / 730,365 shares)..................                                                               $13.51
                                                                                                                   ======
-------------------
* Assures the issuance of 129,045 Investor shares applicable to common stockholders of Asset Allocation Income Portfolio.

                 See notes to proforma financial statements.

Statement of Operations
September 30, 1995 (Unaudited)                                     Dreyfus             Dreyfus
                                                                   LifeTime       Asset Allocation                        Pro-Forma
                                                                    Income             Income                             Combined
                                                                  Portfolio           Portfolio          Adjustments      (Note 1)
                                                                -------------     ----------------      -------------     ---------
Investment Income:
   Income:
     Interest..............................................     $    531,783        $     58,846        $                $  590,629
     Cash dividends .......................................           --                  12,513                             12,513
                                                                -------------       -------------       -------------    ----------
         Total Income......................................          531,783              71,359                   0        603,142
                                                                -------------       -------------       -------------    ----------
   Expenses:
     Management fee........................................     $     47,599        $     10,760        $     (2,426)*   $   55,933
     Legal fees............................................           12,908              18,014                             30,922
     Distribution fees (Investor Class shares).............            9,913               --                                 9,913
     Organization expenses.................................            7,641               --                                 7,641
     Registration fees.....................................            5,187              24,421                             29,608
     Auditing fees.........................................            4,083              16,968                             21,051
     Director's fees and expenses..........................            3,400                 520                (520)         3,400
     Shareholder servicing costs...........................            3,049              13,818                             16,867
     Prospectus and shareholders' reports..................            2,667              15,761                             18,428
     Custodian fees........................................            1,405               5,243                              6,648
     Miscellaneous.........................................              816               1,747                              2,563
                                                                ------------        ------------        ------------     ----------
                                                                      98,668             107,252              (2,946)       202,974
     Less--expense reimbursement from Manager due to
       undertakings........................................           41,157              77,392                            118,549
                                                                ------------        ------------        ------------     ----------
          Total Expenses...................................           57,511              29,860              (2,946)        84,425
                                                                ------------        ------------        ------------     ----------
          INVESTMENT INCOME--NET...........................          474,272              41,499               2,946        518,717
                                                                ------------        ------------        ------------     ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investments........................     $      5,000        $    236,367        $                $  241,367
   Net realized gain on financial futures;
     Long Transactions.....................................          348,820              --                                348,820
                                                                ------------        ------------        ------------     ----------
     Net Realized Gain.....................................          353,820             236,367                   0        590,187
                                                                ------------        ------------        ------------     ----------
   Net unrealized appreciation (depreciation) on investment
     (including $160,420 net unrealized appreciation on
     financial futures for the Income Portfolio)...........          392,587             (12,291)                           380,296
                                                                ------------        ------------        ------------     ----------
          NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS..          746,407             224,076                   0        970,483
                                                                ------------        ------------        ------------     ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.......     $  1,220,679        $    265,575        $      2,946     $1,489,200
                                                                ============        ============        ============     ==========
-----------
* Represents Average Net Assets of Asset Allocation Income Portfolio multiplied by .15%.

                 See notes to pro forma financial statements.

DREYFUS LIFETIME PORTFOLIOS, INC.--Income Portfolio

NOTES TO PRO FORMA FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - Basis of Combination:

     On February 1, 1996, the Boards of Dreyfus LifeTime Portfolios, Inc. and Dreyfus Asset Allocation Fund, Inc. approved an Agreement and Plan of Reorganization whereby, subject to approval by the Investor Class shareholders of Dreyfus LifeTime Portfolios, Inc., Income Portfolio, it will acquire all the assets of the Income Portfolio of Dreyfus Asset Allocation Fund Inc., subject to the liabilities of such series, in exchange for a number of shares equal to the pro rata net assets of Investor Class shares of the Income Portfolio of Dreyfus LifeTime Portfolios, Inc. (the "Merger").

     The Merger will be accounted for as a tax free merger of investment companies. The unaudited pro forma statements of investments, and of assets and liabilities reflect the financial position of the respective series of Dreyfus LifeTime Portfolios, Inc., Income Portfolio, and Dreyfus Asset Allocation Fund, Inc., Income Portfolio, at September 30, 1995 and October 31, 1995, respectively, as though the Merger occurred as of that date. The unaudited pro forma statement of operations reflects the results of operations of the respective series of Dreyfus LifeTime Portfolios, Inc. and Dreyfus Asset Allocation Fund, Inc. for the year ended September 30, 1995 and the twelve months ended October 31, 1995. These statements have been derived from the Funds' books and records utilized in calculating daily net asset value at the dates indicated above for Dreyfus LifeTime Portfolios, Inc., Income Portfolio, and Dreyfus Asset Allocation Fund, Inc., Income Portfolio, under generally accepted accounting principles. The historical cost of investment securities will be carried forward to the surviving entity and results of operations of Dreyfus LifeTime Portfolios, Inc., Income Portfolio, for pre-combination periods will not be restated.

     The pro forma statements of investments, assets and liabilities and operations should be read in conjunction with the historical financial statements of the Funds included or incorporated by reference in the Statements of Additional Information. The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of what the actual combined financial statements would have been had the reorganization occurred at September 30, 1995.

NOTE 2 - Portfolio Valuation:

     Investments in securities (including options and financial futures) are valued at the last sale price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

     Most debt securities (excluding short-term investments) are valued each business day by an independent pricing service (the "Service") approved by the Board. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

NOTE 3 - Capital Shares:

     The pro forma net asset value per share assumes 129,045 additional shares of Common Stock of Dreyfus LifeTime Portfolios, Inc., Income Portfolio, were issued in connection with the proposed acquisition of the Income Portfolio of Dreyfus Asset Allocation Fund, Inc. by the Income Portfolio of Dreyfus LifeTime Portfolios, Inc., as of September 30, 1995. The number of additional shares issued was calculated by dividing the net assets of Dreyfus Asset Allocation Fund, Inc., Income Portfolio, at October 31, 1995 by the net asset value per share of Dreyfus LifeTime Portfolios, Inc., Income Portfolio, at September 30, 1995 of $13.51 for Investor Class shares. The pro forma combined number of shares outstanding of 730,365 consists of the 129,045 shares issuable to Dreyfus Asset Allocation Fund, Inc., Income Portfolio, in connection with the Merger and 601,320 shares of Dreyfus LifeTime Portfolios, Inc., Income Portfolio, outstanding at September 30, 1995.

NOTE 4 - Pro Forma Operating Expenses:

     Although it is anticipated that there will be an elimination of certain duplicative expenses as a result of the Merger, the actual amount of such expenses can not be determined because it is not possible to predict the cost of future operations.

NOTE 5 - Merger Costs:

     Merger costs are estimated at approximately $62,000 and are not included in the pro forma statement of operations since these costs are not recurring. These costs represent the estimated expense of both Funds carrying out their obligations under the Agreement and Plan of Reorganization and consist of management's estimate of legal fees, accounting fees, printing costs and mailing charges related to the Merger.

NOTE 6 - Federal Income Taxes:

     Each Fund has elected to be taxed as a "regulated investment company" under the Internal Revenue Code. After the Merger, Dreyfus LifeTime Portfolios, Inc. intends to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal income taxes.

     The identified cost of investments for the Funds is substantially the same for both financial accounting and federal income tax purposes. The tax cost of investments will remain unchanged for the combined entity.

                DREYFUS LIFETIME PORTFOLIOS, INC.
                             PART C

                        OTHER INFORMATION


Item 15.  Indemnification.

          The response to this item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 6 to the Registrant's Registration Statement on Form N-1A as filed on January 12, 1996.
Item 16. Exhibits - All references are to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A, filed on July 23, 1993 (File No. 33-66088) (the "Registration Statement") unless otherwise noted.

     (1)   Registrant's Articles of Incorporation, as amended.
     (2)   Registrant's Bylaws, as revised.
     (3)   Not Applicable.
     (4)    Form of Agreement and Plan of Reorganization.
     (5)   Not Applicable.
     (6)(a)Registrant's Management Agreement, as revised.
     (6)(b)Registrant's Sub-Investment Advisory Agreement, as revised.
     (7)   Registrant's Distribution Agreement, as revised.
     (8)   Not Applicable.
     (9)   Registrant's Amended and Restated Custody Agreement.
     (10) Rule 18f-3 Plan is incorporated by reference to Exhibit (18) of Post-Effective Amendment No. 6 to the Registrant's Registration Statement on Form N-1A filed on January 12, 1996.
     (11) Opinion and consent of Stroock & Stroock & Lavan regarding legality of issuance of shares and other matters is incorporated by reference to Exhibit (10) to the Registration Statement.
     (12) Opinion and consent of Stroock & Stroock & Lavan regarding tax matters.
     (13)  Not Applicable.
     (14)  Consent of Independent Auditors.
     (15)  Not Applicable.
     (16)  Powers of Attorney.
     (17)  Form of Proxy.


Item 17.   Undertakings.

      (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                           SIGNATURES

           As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York, State of New York, on the
26th day of February, 1996.

                              DREYFUS LIFETIME PORTFOLIOS, INC.
                              (Registrant)

                              By:/s/Marie E. Connolly
                                 Marie E. Connolly, President

           Each person whose signature appears below on this Registration Statement hereby constitutes and appoints
Eric B. Fischman and Elizabeth Bachman, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/Marie E. Connolly  President and Treasurer  February 26, 1996
Marie E. Connolly        (Principal Executive
                         Officer)

/s/John F. Tower, III    Assistant Treasurer   February 26, 1996
John F. Tower, III       (Principal Financial
                         and Accounting Officer)

/s/Joseph S. DiMartino         Director     February 26, 1996
Joseph S. DiMartino

/s/Lucy Wilson Benson             Director    February 26, 1996
Lucy Wilson Benson

/s/David W. Burke               Director   February 26, 1996
David W. Burke

/s/Martin D. Fife                  Director   February 26, 1996
Martin D. Fife

/s/Whitney I. Gerard               Director    February 26, 1996
Whitney I. Gerard

/s/Robert R. Glauber               Director   February 26, 1996
Robert R. Glauber

/s/Arthur A. Hartman               Director    February 26, 1996
Arthur A. Hartman

/s/George L. Perry                 Director   February 26, 1996
George L. Perry

/s/Paul Wolfowitz                  Director    February 26, 1996
Paul Wolfowitz